As filed with the Securities and Exchange Commission on December 2, 2005
Registration No. 333-129030

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ALPHA NATURAL RESOURCES, INC.
(Exact name of registrant as specified in its charter)

Delaware	1222	02-0733940
(State of Incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

406 West Main Street
Abingdon, VA 24210
(276) 619-4410
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Vaughn R. Groves, Esq.
Vice President and General Counsel
Alpha Natural Resources, Inc.
406 West Main Street
Abingdon, VA 24210
(276) 619-4410
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

James L. Palenchar, Esq. Polly S. Swartzfager, Esq. Bartlit Beck Herman Palenchar & Scott LLP 1899 Wynkoop Street, 8th Floor Denver, CO 80202 Ph: (303) 592-3100 Fax: (303) 592-3140	Peter M. Labonski, Esq. Latham & Watkins LLP 885 Third Avenue, Suite 1000 New York, New York 10022- 4802 Ph: (212) 906-1200 Fax: (212) 751-4864	Edward P. Tolley III, Esq. Joshua Ford Bonnie, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017- 3954 Ph: (212) 455-2000 Fax: (212) 455-2502

      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.     ☐
      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.     ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering	Aggregate	Registration
Securities to be Registered	Registered(1)	Price Per Share(2)	Offering Price(2)	Fee

Common stock, par value $0.01 per share	17,613,527 shares	$23.25	$409,514,503	$47,188.56(3)

(1)	Includes shares of common stock that the underwriters have the option to purchase to cover over-allotments, if any.

(2)	Estimated solely for the purpose of calculating the registration fee under Rule 457(c) of the Securities Act of 1933, as amended, based on the average of high and low prices of the common stock on November 29, 2005, as reported on the New York Stock Exchange.

(3)	Includes a registration fee of $37,075.50 that was previously paid.

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION. DATED DECEMBER 2, 2005
PROSPECTUS
15,316,110 Shares
(ALPHA NATURAL RESOURCES LOGO)
Alpha Natural Resources, Inc.
Common Stock

        The selling stockholders named in this prospectus are selling 15,316,110 shares of our common stock. We will not receive any proceeds from the sale of the shares in this offering.
      Our common stock is listed on the New York Stock Exchange under the symbol “ANR.” On December 1, 2005, the last reported sale price of our common stock was $24.38 per share.
      To the extent that the underwriters sell more than 15,316,110 shares of common stock, the underwriters have the option for a period of 30 days after the date of this prospectus to purchase up to an additional 2,297,417 shares of common stock from the selling stockholders at the public offering price less the underwriting discounts and commissions.
      Investing in our common stock involves risks. See “Risk Factors” beginning on page 20.

	Public		Proceeds, before
	offering	Underwriting	expenses, to the
	price	discount	selling stockholders

Per Share	$	$	$
Total	$	$	$
      Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
      The underwriters expect to deliver the shares to purchasers on                     , 2005.

Morgan Stanley Citigroup UBS Investment Bank
Bear, Stearns & Co. Inc.

Lehman Brothers

Merrill Lynch & Co.

Davenport & Company LLC	Natexis Bleichroeder Inc.
                    , 2005

PENNSYLVANIA
Amfire
16 Coal Mines
2 Preparation Plants
3.5 Million Tons*
DuBois
Akron
Youngstown
Canton
CLYMER
Indiana
PORTAGE
Pittsburgh
Steubenville
Latrobe
Wheeling
Washington
Columbus
Zanesville
Bedford
Uniontown
OHIO
Morgantown
Cumberland
Fairmont
WHITETAIL
MD
Chillicothe
Parkersburg
Clarksburg
WEST VIRGINIA
Kingwood
1 Coal Mine
1 Preparation Plant
1.9 Million Tons*
Portsmouth
Brooks Run
4 Coal Mines
1 Preparation Plant
2.0 Million Tons*
ERBACON
Ashland
Huntington
KENTUCKY
Charleston
Morehead
Nicewonder Coal Group
3 Coal Mines
Road Construction Project
3.6 Million Tons*
Dickenson-Russell
7 Coal Mines
2 Preparation Plants
2.0 Million Tons*
Staunton
Charlottesville
Beckley
Welch
15 Coal Mines
3 Preparation Plants
2.4 Million Tons*
Enterprise
7 Coal Mines
1 Preparation Plant
1.5 Million Tons*
KEPLER
LITWAR
HERNDON
Pikeville
VIRGINIA
Hazard
ROXANA
McCLURE RIVER
MOSS # 3
Lynchburg
Roanoke
TOMS CREEK
Big Stone Gap
ABINGDON
Paramount
14 Coal Mines
1 Preparation Plant
5.9 Million Tons*
NC
LEGEND
LOW VOLATILE BITUMINOUS COAL DEPOSITS
MEDIUM VOLATILE BITUMINOUS COAL DEPOSITS
HIGH VOLATILE BITUMINOUS COAL DEPOSITS
ABINGDON, VA. HEADQUARTERS OFFICE
PREPARATION PLANT LOCATIONS
AREA OF ALPHA BUSINESS UNITS
CSX RAILROAD
NORFOLK SOUTHERN RAILROAD
*2004 production of saleable tons (includes coal purchased from third parties and processed at our subsidiaries' processing plants)
Alpha Natural Resources

MAP OF APPALACHIAN COALFIELD
Showing
GENERAL LOCATIONS OF ALPHA'S BUSINESS UNITS
As of November 1, 2005

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted.

      No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.
      Unless indicated otherwise, the information included in this prospectus assumes no exercise by the underwriters of their over-allotment option to purchase up to 2,297,417 additional shares from the selling stockholders.

i

PROSPECTUS SUMMARY

This summary does not contain all of the information you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire document, including our combined historical and pro forma financial statements and accompanying notes included elsewhere in this prospectus. You should also carefully consider, among other things, the matters discussed under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Unless the context otherwise indicates, as used in this prospectus, the terms “Alpha,” “we,” “our,” “us” and similar terms refer to (1) the majority of the Virginia coal operations of Pittston Coal Company, a subsidiary of The Brink’s Company (our “Predecessor”) with respect to periods on and prior to December 13, 2002, (2) ANR Fund IX Holdings, L.P. and Alpha NR Holding, Inc. and subsidiaries on a combined basis with respect to periods from and after December 14, 2002 until the completion of our Internal Restructuring as defined and described below, and (3) Alpha Natural Resources, Inc. and its consolidated subsidiaries with respect to periods from and after the completion of our Internal Restructuring.

All references to Alpha Natural Resources, Inc., including the business description, operating data and financial data, exclude the former Colorado operations of our NatCoal, LLC and GTTC, LLC subsidiaries (collectively, “NKC”), which were sold to a third party on April 14, 2005 and are accounted for herein as discontinued operations. References to pro forma financial information reflect (1) for statement of operations and other data, the consummation of our Internal Restructuring, 2004 Financings and IPO, as defined and described below under “— Alpha Summary Historical and Pro Forma Financial Data,” and the 2005 Financing and Nicewonder Acquisition as defined and described below under “— Nicewonder Acquisition,” in each case as if these events had occurred on January 1, 2004 and (2) for balance sheet data, the consummation of the 2005 Financing and Nicewonder Acquisition, in each case as if these events had occurred on September 30, 2005. See “Unaudited Pro Forma Financial Information.”
Alpha Natural Resources

We are a leading Appalachian coal producer. Our reserves primarily consist of high Btu, low sulfur steam coal that is currently in high demand in U.S. coal markets and metallurgical coal that is currently in high demand in both U.S. and international coal markets. We produce, process and sell steam and metallurgical coal from eight regional business units, which, as of November 1, 2005, are supported by 44 active underground mines, 25 active surface mines and 11 preparation plants located throughout Virginia, West Virginia, Kentucky and Pennsylvania. We are also actively involved in the purchase and resale of coal mined by others, the majority of which we blend with coal produced from our mines, allowing us to realize a higher overall margin for the blended product than we would be able to achieve selling these coals separately.

Steam coal, which is primarily purchased by large utilities and industrial customers as fuel for electricity generation, accounted for approximately 62% of our coal sales volume in the first nine months of 2005 and 63% of our 2004 coal sales volume. The majority of our steam coal sales volume in the first nine months of 2005 and during 2004 consisted of high Btu (above 12,500 Btu content per pound), low sulfur (sulfur content of 1.5% or less) coal, which typically sells at a premium to lower-Btu, higher-sulfur steam coal. Metallurgical coal, which is used primarily to make coke, a key component in the steel making process, accounted for approximately 38% of our coal sales volume in the first nine months of 2005 and 37% of our 2004 coal sales volume. Metallurgical coal generally sells at a premium over steam coal because of its higher quality and its value in the steelmaking process as the raw material for coke. Under current market conditions, we are able to market a significant portion of our higher quality steam coal as metallurgical coal.

During the first nine months of 2005, we sold a total of 18.9 million tons of steam and metallurgical coal and generated revenues of $1,127.5 million, EBITDA of $88.4 million and net income of $8.8 million.

We define and reconcile EBITDA, and explain its importance, in note (1) to the table under “— Alpha Summary Historical and Pro Forma Financial Data.” In 2004, we sold a total of 25.3 million tons of steam and metallurgical coal and generated revenues of $1,252.7 million, EBITDA of $99.5 million and net income of $20.0 million. Our coal sales during the first nine months of 2005 consisted of 14.9 million tons of produced and processed coal, including 1.0 million tons purchased from third parties and processed at our processing plants or loading facilities prior to resale, and 4.0 million tons of purchased coal that we resold without processing. Our coal sales during 2004 consisted of 18.9 million tons of produced and processed coal, including 0.9 million tons purchased from third parties and processed at our processing plants or loading facilities prior to resale, and 6.4 million tons of purchased coal that we resold without processing. We sold a total of 5.0 million tons of purchased coal during the first nine months of 2005 and 7.3 million tons in 2004, of which approximately 70% and 81%, respectively, was blended with coal produced from our mines prior to resale. Approximately 44% of our sales revenue in the first nine months of 2005 and 47% of our sales revenue in 2004 was derived from sales made outside the United States, primarily in Japan, Canada, Brazil, Korea and several countries in Europe.
      As of July 31, 2005, on a pro forma basis giving effect to the Nicewonder Acquisition described below, we owned or leased 518.9 million tons of proven and probable coal reserves. Of our total proven and probable reserves, approximately 90% are low sulfur reserves, with approximately 60% having sulfur content below 1.0%. Approximately 92% of our total proven and probable reserves have a high Btu content. We believe that our total proven and probable reserves will support current production levels for more than 20 years.
Nicewonder Acquisition
      On October 26, 2005, we completed the acquisition of certain privately held coal reserves and operations in southern West Virginia and southwestern Virginia (the “Nicewonder Acquisition”) for an aggregate purchase price of $315.2 million, consisting of cash at closing in the amount of $35.2 million, a cash tax payment of $1.9 million to be made to the sellers in April 2006, estimated transaction costs of $3.9 million, $221.0 million principal amount of promissory installment notes of one of our indirect, wholly owned subsidiaries, of which $181.1 million was paid on November 2, 2005 and $39.9 million is due on January 15, 2006, and 2,180,233 shares of our common stock valued at approximately $53.2 million for accounting purposes. For this purpose, the value of the common stock issued was based on the average closing prices of our common stock for the five trading days surrounding October 20, 2005, the date the number of shares to be issued under the terms of the acquisition agreement became fixed without subsequent revision. The final cash purchase price is subject to certain working capital and other adjustments. The Nicewonder Acquisition consisted of the purchase of the outstanding capital stock of White Flame Energy, Inc., Twin Star Mining, Inc. and Nicewonder Contracting, Inc., the equity interests of Powers Shop, LLC and Buchanan Energy, LLC and substantially all of the assets of Mate Creek Energy of W. Va., Inc. and Virginia Energy Company, and the acquisition of Premium Energy, Inc. by merger (together referred to as the “Nicewonder Coal Group”). In connection with the Nicewonder Acquisition, we also agreed to make royalty payments to the former owners of the acquired companies in the amount of $0.10 per ton of coal mined and sold from White Flame Energy’s surface mine no. 10.
      For the fiscal year ended December 31, 2004 and the nine months ended September 30, 2005, the Nicewonder Coal Group produced approximately 3.8 million and 2.9 million tons of coal, respectively. For the fiscal year ended December 31, 2004 and the nine months ended September 30, 2005, the Nicewonder Coal Group generated revenues of approximately $144.6 million and $156.9 million, respectively, and EBITDA of $37.4 million and $51.9 million, respectively. EBITDA for the Nicewonder Coal Group is reconciled in note (1) under “— Nicewonder Summary Historical Financial Data.”
      The assets of the Nicewonder Coal Group include approximately 26.7 million tons of proven and probable reserves as of July 31, 2005, three surface mines and related equipment, as well as a road construction and coal recovery business. As of September 30, 2005, the Nicewonder Coal Group had 394 employees, all of whom were employed on a union-free basis. Don Nicewonder, the former principal owner of the Nicewonder Coal Group, entered into a three-year consulting agreement with Alpha upon closing of the acquisition. The operations acquired from the Nicewonder Coal Group constitute a new eighth business unit, although we may eventually integrate these operations into our seven other existing business units.

On October 26, 2005, in connection with the Nicewonder Acquisition, we entered into a new $525.0 million credit facility (the “2005 Financing”) consisting of a $250.0 million term loan facility and a $275.0 million revolving credit facility. We used the net proceeds of the term loan facility and a portion of the proceeds from drawings under the revolving credit facility to finance the Nicewonder Acquisition and to refinance our then-existing $175.0 million credit facility, which we refer to in this prospectus as our prior credit facility.
Competitive Strengths

We believe that the combination of the following competitive strengths distinguishes us from our competitors.

We provide a comprehensive range of steam and metallurgical coal products that are in high demand. Our reserves enable us to provide customers with coal products that are in high demand — including high Btu, low sulfur steam coal, and low, medium and high volatile metallurgical coal. Steam coal customers value high Btu coal because it fuels electricity generation more efficiently than lower energy content coal. In addition, the demand for clean burning, low sulfur coal has grown significantly since the implementation of sulfur emission restrictions mandated by the Clean Air Act. Metallurgical coal customers require precise coal characteristics to meet their coke production specifications and generally value low volatile metallurgical coal more highly than other categories of metallurgical coal.

Our flexible mining operations and diversified asset base allow us to manage costs while capitalizing on market opportunities. Our 69 active mines, 11 preparation plants and eight regional business units are supported by flexible and cost-effective use of our mining equipment and personnel. Our mining equipment is interchangeable and can be redirected easily at a relatively low cost, providing us with flexibility to respond to changing geologic, operating and market conditions. The diversity of our portfolio of mines and preparation plants allows us to move resources between existing or new operations and limits our mine concentration risk.

Our ability to provide customized product offerings creates valuable market opportunities, strengthens our customer relationships and improves profitability. We have a “customer-focused” marketing strategy that, combined with our comprehensive range of coal product offerings and established marketing network, enables us to customize our coal deliveries to a customer’s precise needs and specifications. The products we sell to our customers will often be a blend of internally produced coal and coal we have purchased from third parties, in contrast to the more traditional approach of only offering coal produced from captive mines. We believe our commitment to providing high quality coal products designed to our customers’ specifications enables us to maintain strong customer relationships while maximizing the value of our coal reserves.

Our primary operating focus is the Appalachian region, the region with the most producer-favorable coal supply and demand dynamics in the United States. Our operations are focused on Central and Northern Appalachia, which accounted for approximately 72% and 28%, respectively, of the coal produced from our mines during 2004. The Appalachian region has produced declining supplies of coal in recent years while regional demand, already the highest in the United States based on tons consumed, is expected to increase due to growth in regional demand for electricity. We believe these trends in Appalachian coal supply and demand, the high quality of Appalachian coal and the lower transportation costs that result from the proximity of Appalachian producers and customers create favorable pricing dynamics that provide us with an advantage over producers from other regions.
      Our Central Appalachian mining expertise provides us with significant regional growth opportunities. Our focus on the Appalachian region has allowed us to develop expertise in efficiently mining Central

Appalachian reserves. Furthermore, we have developed both a good understanding of the region’s transportation infrastructure and a favorable reputation with the region’s property owners, coal industry operators and employee base.
      Our comparatively low amount of long-term reclamation and employee-related liabilities provides us with financial flexibility. As of September 30, 2005, on a pro forma basis giving effect to the Nicewonder Acquisition, we had total accrued reclamation liabilities of $48.9 million, self-insured workers’ compensation liabilities of $6.5 million and post-retirement obligations of $22.2 million, and we had no pension liabilities and minimal black lung liabilities. We believe the amount of these liabilities are among the lowest of the publicly-traded U.S. coal producers. In addition, because over 91% of our approximately 3,240 employees are employed by our subsidiaries on a union-free basis as of November 1, 2005, and approximately 95% of our coal production during 2004 was produced from mines operated by union-free employees, we are better able to minimize the types of employee-related liabilities commonly associated with union-represented mines.
      Our management team has extensive coal industry experience and has successfully integrated a number of acquisitions. Our senior executives have, on average, more than 20 years of experience in the coal industry, largely in the Appalachian region, and they have substantial experience in increasing productivity, reducing costs, implementing our marketing strategy and coal blending capabilities, improving safety, and developing and maintaining strong customer and employee relationships. In addition to their operating strengths, the majority of our senior executives have significant experience in identifying, acquiring and integrating acquired coal companies into existing organizations.
Business Strategy
      We believe that we are well-positioned to enhance our position as a leading Appalachian coal producer by continuing to implement our strategy, which consists of the following key components:
      Achieve premium pricing and optimum efficiency in contract fulfillment. We intend to continue to use our diversified operating strategy, coal blending capabilities, market knowledge and strong marketing organization to identify and capitalize on opportunities to generate premium pricing for our coal and to achieve optimum efficiency in fulfillment of coal contracts. As of November 1, 2005, approximately 18%, 55% and 79%, respectively, of our planned production for 2006, 2007 and 2008, including production from the operations we acquired in the Nicewonder Acquisition, was uncommitted and was not yet priced, which we believe provides us with significant price certainty in the short-term while maintaining uncommitted planned production that allows us to take an opportunistic approach to selling our coal.
      Maximize profitability of our mining operations. We continuously reassess our reserves, mines and processing and loading facilities in an effort to determine the optimum operating configuration that maximizes our profitability, efficient use of operating assets and return on invested capital. We intend to continue to optimize the profitability of our mining operations through a series of initiatives that include:

•	increasing production levels where we determine that such increased production can be profitably achieved;

•	leveraging our product offerings, blending capabilities and marketing organization to realize higher margins from our sales;

•	deploying our resources against the most profitable opportunities available in our asset portfolio;

•	consolidating regional operations and increasing the utilization of our existing preparation plants and loading facilities;

•	maintaining our focus on safety and implementing safety measures designed to keep our workforce injury free; and

•	coordinating company-wide purchasing activities with major vendors to provide materials and supplies at lower overall cost.
      Pursue strategic value-creating acquisitions. We have successfully acquired and integrated businesses into our operations, and we intend to continue to expand our business and coal reserves through acquisitions of attractive, strategically positioned assets. Although we intend to concentrate our efforts in Appalachia, where we believe there remain attractive acquisition opportunities, we will continue to evaluate opportunities in other regions that meet our acquisition criteria. We employ what we believe is a disciplined acquisition strategy focused on acquiring coal and coal-related operations and assets at attractive valuations. We believe that our recent acquisition of the Nicewonder Coal Group is consistent with this strategy.
      Maintain a strong safety, labor relations and environmental record. One of our core values is protecting the health and welfare of our employees by designing and implementing high safety standards in the workplace. We also aim to preserve the positive relationship we have developed with our employees. Similarly, we aim to adhere to high standards in protecting and preserving the environment in which we operate.
Risks Related to our Business and Strategy
      Our ability to execute our strategy is subject to the risks that are generally associated with the coal industry. For example, our profitability could decline due to changes in coal prices or coal consumption patterns, as well as unanticipated mine operating conditions, loss of customers, changes in our ability to access our coal reserves and other factors that are not within our control. Furthermore, the heavily regulated nature of the coal industry imposes significant actual and potential costs on us, and future regulations could increase those costs or limit our ability to produce coal.
      We are also subject to a number of risks related to our competitive position and business strategies. For example, our acquisitive business strategy exposes us to the risks involved in consummating and integrating acquisitions, including the risk that in a future acquisition we could assume more long-term liabilities relative to the value of the acquired assets than we have assumed in our previous acquisitions, thereby reducing our competitive strength with regard to our level of long-term liabilities. In addition, our focus on the Central and Northern Appalachian regions exposes us to the risks of operating in these regions, including higher costs of production as compared to other coal-producing regions and more costly and restrictive permitting, licensing and other environmental and regulatory requirements. For additional risks relating to our business and this offering, see “Risk Factors” beginning on page 20 of this prospectus.
Coal Market Outlook
      According to traded coal indices and reference prices, U.S. and international coal demand is currently strong, and coal pricing increased in 2004 and has remained at historically high levels during the year-to-date period in 2005 in each of our coal production markets. We believe that the current strong fundamentals in the U.S. coal industry result primarily from:

•	stronger industrial demand following a recovery in the U.S. manufacturing sector, evidenced by the most recent estimate of 3.8% real GDP growth in the third quarter of 2005, as reported by the Bureau of Economic Analysis;

•	relatively low customer stockpiles, estimated by the U.S. Energy Information Administration (“EIA”) to be approximately 105.6 million tons at the end of July, 2005, down 5.8% from the same period in the prior year;

•	declining coal production in Central Appalachia, including an average annual decline of 4.9% in Central Appalachian coal production volume from January 1, 2001 through December 31, 2004;

•	capacity constraints of U.S. nuclear-powered electricity generators, which operated at an average utilization rate of 90.5% in 2004, up from 73.8% in 1994, as estimated by the EIA;

•	high current and forward prices for natural gas and heating oil, the primary fuels for electricity generation, with spot prices as of November 21, 2005, for natural gas and heating oil at $10.31 per million Btu and $1.68 per gallon, respectively, as reported by Bloomberg L.P.; and

•	increased international demand for U.S. coal for steelmaking, driven by global economic growth, high ocean freight rates and the weak U.S. dollar.
      U.S. spot steam coal prices have steadily increased since mid-2003, particularly for coals sourced in the eastern United States. The table below describes the percentage increase in year-over-year average year-to-date reference prices for coal as of November 21, 2005, according to Platts Research and Consulting (“Platts”), in the regions where we produce our coal, and the percentage of our produced and processed coal sales volume during 2004 by region:

	Increase in Average	Percentage of Produced and
	Reference Prices	Processed Coal Sales in 2004

Central Appalachia	8.5%	72.2%
Northern Appalachia	13.5%	27.8%
      We expect near-term volume growth in U.S. coal consumption to be driven by greater utilization at existing coal-fired electricity generating plants, which operated at an estimated 72% of capacity in 2004, according to Platts. If existing U.S. coal fueled plants operate at estimated potential utilization rates of 85%, we believe they would consume approximately 185 million additional tons of coal per year, which represents an increase of approximately 16% over current coal consumption.
      We expect longer-term volume growth in U.S. coal consumption to be driven by the construction of new coal-fired plants. The National Energy Technology Laboratory (“NETL”), an arm of the U.S. Department of Energy (the “DOE”), projects that more than 100,000 megawatts of new coal-fired electric generation capacity will be constructed in the United States by 2025. The NETL has identified 124 coal-fired plants, representing 73,000 megawatts of electric generation capacity, that have been proposed and are currently in various stages of development. The DOE projects that approximately 70 of these proposed coal-fired plants, representing approximately 43,000 megawatts of electric generation capacity, will be completed and will begin consuming coal to produce electricity by the end of 2010.
      The current pricing environment for U.S. metallurgical coal is also strong in both the domestic and seaborne export markets. Demand for metallurgical coal in the United States has increased due to a recovery in the U.S. steel industry. In addition to increased demand for metallurgical coal in the United States, demand for metallurgical coal has increased in international markets. According to the International Iron and Steel Institute, global steel consumption increased by 8.8% during 2004 over the 2003 level, Chinese steel consumption increased approximately 11% in 2004 over 2003, and Asia-Pacific Rim consumption of metallurgical coal continues to strain supply. For example, BHP Billiton, a major Australian producer, reported a 53% increase in average realized metallurgical coal prices for fiscal year 2005 over the prior fiscal year, and Fording Canadian Coal Trust, a major Canadian producer, reported an increase of approximately 83% in average metallurgical coal sales price for the nine months ended September 30, 2005 over the same period in 2004. The tightening supply of metallurgical coal in global markets has been due in part to supply disruptions in Australia, the world’s largest coal exporter, and the decision by China, the world’s second largest coal exporter, to restrict its metallurgical coal exports in order to satisfy domestic demand. Additionally, the recent weakness of the U.S. dollar has made U.S. metallurgical coal more competitive in international markets. The table below describes average sale prices, according to Platts, for low volatile metallurgical coal at the Hampton Roads, Virginia export terminals, through which we ship the great majority of our metallurgical coal exports and which collectively constitute the highest volume export facility for U.S. metallurgical coal production, and the percentage increase or decrease in prices year-over-year:

Average Sale Prices per Ton for Low Volatile Metallurgical Coal
at Hampton Roads, Virginia Export Terminals

				Percentage)
				IncreaseYear-Over-Year
				(decrease

September 30, 2004	$135.00	September 30, 2005	$130.00	(4)%
April 5, 2004	$135.00	April 1, 2005	$135.00	0%
January 12, 2004	$71.50	January 3, 2005	$137.50	92%
October 6, 2003	$52.00	October 4, 2004	$135.00	160%

The Offering

Shares of common stock offered by the selling stockholders:	15,316,110 shares

Shares of common stock outstanding after this offering	64,411,013 shares

Use of proceeds	We will not receive any of the proceeds from the sale of shares by the selling stockholders. The selling stockholders will receive all the net proceeds from the sale of shares of common stock offered by this prospectus.

New York Stock Exchange symbol	“ANR”
      Unless we specifically state otherwise, all information in this prospectus:

•	assumes no exercise by the underwriters of their option to purchase up to 2,297,417 additional shares from the selling stockholders; and

•	excludes 3,846,930 shares of our common stock reserved for issuance and not yet issued under our existing long-term incentive plans as of November 16, 2005, of which 1,262,994 shares of our common stock are issuable upon the exercise of outstanding options as of November 16, 2005.

Additional Information
      Our principal executive office is located at 406 West Main Street, Abingdon, Virginia 24210 and our telephone number is (276) 619-4410.
Risk Factors
      Investing in our common stock involves substantial risks. You should carefully consider the information in the “Risk Factors” section and all other information included in this prospectus before investing in our common stock.

Alpha Summary Historical and Pro Forma Financial Data
      ANR Holdings, LLC (“ANR Holdings”) was formed in December 2002 by First Reserve Fund IX, L.P. and ANR Fund IX Holdings, L.P. (referred to as the “First Reserve Stockholders” or collectively with their affiliates, “First Reserve”) and our management to serve as the top-tier holding company of the Alpha Natural Resources organization. On December 13, 2002, we acquired a majority of the Virginia coal operations of Pittston Coal Company, a subsidiary of The Brink’s Company, our Predecessor. On January 31, 2003, we acquired the membership interests of Coastal Coal Company, LLC and certain affiliates (“Coastal Coal Company”). On March 11, 2003, we acquired American Metals & Coal International, Inc.’s (“AMCI”) U.S. coal production and marketing operations. We refer to the U.S. coal operations and marketing assets we acquired from AMCI as “U.S. AMCI”. On November 17, 2003, we acquired the assets of Mears Enterprises, Inc. and affiliated entities (collectively, “Mears”) for $38.0 million. On May 18, 2004, our subsidiary, Alpha Natural Resources, LLC and its wholly-owned subsidiary, Alpha Natural Resources Capital Corp., issued $175.0 million principal amount of 10% senior notes due 2012, and on May 28, 2004, we entered into a $175.0 million credit facility (together referred to as the “2004 Financings”). On February 11, 2005, Alpha Natural Resources, Inc. succeeded to the business and became the indirect parent entity of ANR Holdings in a series of internal restructuring transactions which we refer to collectively as the “Internal Restructuring,” and on February 18, 2005, Alpha Natural Resources, Inc. completed the initial public offering of 33,925,000 shares of its common stock for an aggregate offering price of $644.6 million, which we refer to herein as the “IPO.”
      The following summary historical financial data as of December 31, 2004 and 2003, for the years ended December 31, 2004 and 2003 and for the period from December 14, 2002 through December 31, 2002, have been derived from the combined financial statements of ANR Fund IX Holdings, L.P. and Alpha NR Holding, Inc. and subsidiaries (the owners of a majority of the membership interests of ANR Holdings prior to the Internal Restructuring), and the related notes, included elsewhere in this prospectus, which have been audited by KPMG LLP (“KPMG”), an independent registered public accounting firm. The summary historical financial data as of December 31, 2002 have been derived from the audited combined balance sheet of ANR Fund IX Holdings, L.P. and Alpha NR Holding, Inc. and subsidiaries not included in this prospectus. The summary historical financial data for the period from January 1, 2002 through December 13, 2002 have been derived from our Predecessor’s combined financial statements and related notes thereto, included elsewhere in this prospectus, which have been audited by KPMG. The summary historical financial data as of September 30, 2005 and for the nine months ended September 30, 2005 and 2004, have been derived from the unaudited condensed consolidated financial statements of Alpha Natural Resources, Inc. and subsidiaries, and the related notes, included elsewhere in this prospectus.
      On October 26, 2005, we consummated the Nicewonder Acquisition and the 2005 Financing. The aggregate purchase price for the acquisition was $315.2 million, consisting of cash at closing in the amount of $35.2 million, a cash tax payment of $1.9 million to be made to the sellers in April 2006, estimated transaction costs of $3.9 million, promissory notes payable to the sellers in the aggregate principal amount of $221.0 million, of which $181.1 million was paid on November 2, 2005 and $39.9 million is due on January 15, 2006, and 2,180,233 shares of our common stock valued at approximately $53.2 million for accounting purposes. For this purpose, the value of the common stock issued was based on the average closing prices of our common stock for the five trading days surrounding October 20, 2005, the date the number of shares to be issued under the terms of the acquisition agreement became fixed without subsequent revision. The summary pro forma balance sheet data as of September 30, 2005, give pro forma effect to the Nicewonder Acquisition and the 2005 Financing, including payment of the first installment of the notes issued to the sellers, in each case as if they had occurred on September 30, 2005, and the summary pro forma statement of operations data for the year ended December 31, 2004 and the nine months ended September 30, 2005, give pro forma effect to the 2004 Financings, the Internal Restructuring, the IPO, the Nicewonder Acquisition and the 2005 Financing, including payment of the first installment of the notes issued to the sellers, in each case as if they had occurred on January 1, 2004. The summary pro forma financial data are for informational purposes only and should not be considered indicative of actual results that would have been achieved had these events actually been consummated on the dates indicated and do not purport to indicate results of operations as of any future date or for any future period.
      The following data should be read in conjunction with “Unaudited Pro Forma Financial Information,” “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our Predecessor’s and our financial statements and related notes thereto included elsewhere in this prospectus.

						Alpha Natural Resources, Inc. and
		ANR Fund IX Holdings, L.P. and				Subsidiaries
		Alpha NR Holding, Inc. and Subsidiaries
	Predecessor							Pro Forma
	January 1,	December 14,			Nine Months	Pro Forma	Nine Months	Nine Months
	2002 to	2002 to	Year Ended	Year Ended	Ended	Year Ended	Ended	Ended
	December 13,	December 31,	December 31,	December 31,	September 30,	December 31,	September 30,	September 30,
	2002	2002	2003	2004	2004	2004(1)	2005	2005(1)

					(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(In thousands, except per share and per ton data)
Statement of Operations Data:
Revenues:
Coal revenues	$154,715	$6,260	$694,591	$1,079,733	$801,021	$1,215,288	$982,383	$1,123,754
Freight and handling revenues	17,001	1,009	73,800	141,100	102,846	141,100	126,650	126,650
Other revenues	6,031	101	13,458	31,869	20,440	40,927	18,447	33,931

Total revenues	177,747	7,370	781,849	1,252,702	924,307	1,397,315	1,127,480	1,284,335

Costs and expenses:
Cost of coal sales (exclusive of items shown separately below)	158,924	6,268	626,265	920,359	668,887	1,017,580	818,299	907,214
Freight and handling costs	17,001	1,009	73,800	141,100	102,846	141,100	126,650	126,650
Cost of other revenues	7,973	120	12,488	22,994	14,942	30,194	16,327	30,092
Depreciation, depletion and amortization	6,814	274	35,385	55,261	38,883	106,261	45,521	83,781
Selling, general and administrative expenses (exclusive of depreciation and amortization shown separately above)	8,797	471	21,926	43,881	35,786	46,854	74,924	77,592
Costs to exit business	25,274	—	—	—	—	—	—	—

Total costs and expenses	224,783	8,142	769,864	1,183,595	861,344	1,341,989	1,081,721	1,225,329

Refund of federal black lung excise tax	2,049	—	—	—	—	—	—	—
Other operating income, net	1,430	—	—	—	—	—	—	—

Income (loss) from operations	(43,557)	(772)	11,985	69,107	62,963	55,326	45,759	59,006

Other income (expense):
Interest expense	(35)	(203)	(7,848)	(20,041)	(14,497)	(37,897)	(19,400)	(30,860)
Interest income	2,072	6	103	531	331	692	675	977
Miscellaneous income (expense)	—	—	574	722	517	444	40	132

Total other income (expense), net	2,037	(197)	(7,171)	(18,788)	(13,649)	(36,761)	(18,685)	(29,751)

Income (loss) from continuing operations before income taxes and minority interest	(41,520)	(969)	4,814	50,319	49,314	18,565	27,074	29,255
Income tax expense (benefit)	(17,198)	(334)	898	5,150	5,852	2,889	15,141	16,748
Minority Interest	—	—	1,164	22,781	22,335	—	2,918	—

Income (loss) from continuing operations	(24,322)	(635)	2,752	22,388	21,127	15,676	9,015	12,507
Discontinued operations	—	—	(490)	(2,373)	(2,227)	(4,054)	(214)	(267)

Net income (loss)	$(24,322)	$(635)	$2,262	$20,015	$18,900	$11,622	$8,801	$12,240

						Alpha Natural Resources, Inc. and
		ANR Fund IX Holdings, L.P. and				Subsidiaries
		Alpha NR Holding, Inc. and Subsidiaries
	Predecessor							Pro Forma
	January 1,	December 14,			Nine Months	Pro Forma	Nine Months	Nine Months
	2002 to	2002 to	Year Ended	Year Ended	Ended	Year Ended	Ended	Ended
	December 13,	December 31,	December 31,	December 31,	September 30,	December 31,	September 30,	September 30,
	2002	2002	2003	2004	2004	2004(1)	2005	2005(1)

					(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(In thousands, except per share and per ton data)
Earnings per share data(2):
Basic and diluted:
Net income (loss) per share, as adjusted:
Income from continuing operations			$0.19	$1.52	$1.43		$0.17
Loss from discontinued operations			(0.04)	(0.16)	(0.15)		(0.01)

Net income per basic and diluted share			$0.15	$1.36	$1.28		$0.16

Pro forma net income (loss) per basic share:
Income from continuing operations			$0.02	$0.55	$0.53		$0.18
Loss from discontinued operations			(0.01)	(0.06)	(0.06)		—

Net income per basic share			$0.01	$0.49	$0.47		$0.18

Pro forma net income (loss) per diluted share:
Income from continuing operations			$0.02	$0.54	$0.52		$0.18
Loss from discontinued operations			(0.01)	(0.07)	(0.06)		—

Net income per diluted share			$0.01	$0.47	$0.46		$0.18

Pro forma, as adjusted, net income per basic share:
Income from continuing operations						$0.25		$0.20
Loss from discontinued operations						(0.06)		—

Net income per basic share						$0.19		$0.20

Pro forma, as adjusted, net income per diluted share:
Income from continuing operations						$0.24		$0.20
Loss from discontinued operations						(0.06)		(0.01)

Net income per diluted share						$0.18		$0.19

						Alpha Natural Resources, Inc. and
		ANR Fund IX Holdings, L.P. and				Subsidiaries
		Alpha NR Holding, Inc. and Subsidiaries
	Predecessor							Pro Forma
	January 1,	December 14,			Nine Months	Pro Forma	Nine Months	Nine Months
	2002 to	2002 to	Year Ended	Year Ended	Ended	Year Ended	Ended	Ended
	December 13,	December 31,	December 31,	December 31,	September 30,	December 31,	September 30,	September 30,
	2002	2002	2003	2004	2004	2004(1)	2005	2005(1)

					(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(In thousands, except per share and per ton data)
Balance sheet data (at period end):
Cash and cash equivalents	$88	$8,444	$11,246	$7,391			$111	$111
Operating and working capital	(4,268)	(12,223)	32,714	56,257			125,600	89,900
Total assets	156,328	108,442	379,336	477,121			622,098	963,209
Total debt		25,743	84,964	201,705			261,024	525,200
Stockholders’ equity and partners’ capital (deficit)	(132,997)	23,384	86,367	45,933			134,473	186,158
Statement of cash flows data:
Net cash provided by (used in) continuing operations:
Operating activities	$(13,816)	$(295)	$54,104	$106,776	$99,247		$21,624
Investing activities	(22,054)	(38,893)	(100,072)	(86,202)	(67,235)		(93,390)
Financing activities	35,783	47,632	48,770	(24,429)	(27,447)		64,486
Capital expenditures	21,866	960	27,719	72,046	52,984		95,919
Other financial data (unaudited):
EBITDA(3)	$(36,743)	$(498)	$46,729	$99,497	$77,150	$156,268	$88,378	$142,823
Other Data (unaudited):
Tons sold	4,283	186	21,613	25,327	19,062	29,042	18,937	21,904
Tons produced and processed	4,508	87	17,199	19,068	14,518	22,904	15,062	18,003
Average coal sales realization (per ton)	$36.12	$33.66	$32.14	$42.63	$42.02	$41.85	$51.88	$51.30

(1)	The unaudited pro forma statement of operations data give pro forma effect to the 2004 Financings, Internal Restructuring, IPO, Nicewonder Acquisition, and 2005 Financing, including payment of the first installment on the notes issued to the Nicewonder Coal Group sellers, as if they had occurred on January 1, 2004.

(2)	Basic earnings per share is computed by dividing net income or loss by the weighted average number of shares of common stock outstanding during the periods. Diluted earnings per share is computed by dividing net income or loss by the weighted average number of shares of common stock and dilutive common stock equivalents outstanding during the periods. Common stock equivalents include the number of shares issuable on exercise of outstanding options less the number of shares that could have been purchased with the proceeds from the exercise of the options based on the average price of common stock during the period.

We have disclosed for informational purposes three sets of earnings per share data:

Net Income (Loss) Per Share, as Adjusted

The first set of earnings per share data is labeled “net income (loss) per share, as adjusted.” The numerator for purposes of computing basic and diluted net income (loss) per share, as adjusted, includes the reported net income (loss) and a pro forma adjustment for income taxes to reflect the pro forma income taxes for ANR Fund IX Holdings, L.P.’s portion of reported pre-tax income (loss), which would have been recorded if the issuance of the shares of common stock received by the First Reserve Stockholders in exchange for their ownership in ANR Holdings in connection with the Internal Restructuring had occurred as of January 1, 2003. For purposes of the computation of basic and diluted net income (loss) per share, as adjusted, the pro forma adjustment for income taxes only applies to the percentage interest owned by ANR Fund IX Holding, L.P., the non-taxable First Reserve Stockholder. No pro forma adjustment for income taxes is required for the percentage interest owned by Alpha NR Holding, Inc., the taxable First Reserve Stockholder, because income taxes have already been recorded in the historical results of operations. Furthermore, no pro forma adjustment to reported net income (loss) is necessary subsequent to February 11, 2005 because Alpha Natural Resources, Inc. is subject to income taxes.

The denominator for purposes of computing basic net income (loss) per share, as adjusted, reflects the retroactive impact of the common shares received by the First Reserve Stockholders in exchange for their ownership in ANR Holdings in connection with the Internal Restructuring on a weighted-average outstanding share basis as being outstanding as of January 1, 2003. The common shares issued to the minority interest owners of ANR Holdings in connection with the Internal Restructuring, including the immediately vested shares granted to management, have been reflected as being outstanding as of February 11, 2005 for purposes of computing the basic net income (loss) per share, as adjusted. The unvested shares granted to management on February 11, 2005 that vest monthly over the two-year period from January 1, 2005 to December 31, 2006 are included in the basic net income (loss) per share, as adjusted, computation as they vest on a weighted-average outstanding share basis starting on February 11, 2005. The 33,925,000 new shares issued in connection with the IPO have been reflected as being outstanding since February 14, 2005, the date of the IPO, for purposes of computing the basic net income (loss) per share, as adjusted.

The unvested shares issued to management are considered options for purposes of computing diluted net income (loss) per share, as adjusted. Therefore, for diluted purposes, all remaining unvested shares granted to management are added to the denominator subsequent to February 11, 2005 using the treasury stock method, if the effect is dilutive. In addition, the treasury stock method is used for outstanding stock options, if dilutive, beginning with the November 10, 2004 grant of options to management to purchase units in Alpha Coal Management that were automatically converted into options to purchase up to 596,985 shares of our common stock at an exercise price of $12.73 per share.

The computations of basic and diluted net income (loss) per share, as adjusted, are set forth below:

			Nine Months Ended
	Years Ended December 31,		September 30,

	2003	2004	2004	2005

	(In thousands, except share and per share data)
Numerator:
Reported income from continuing operations	$2,752	$22,388	$21,127	$9,015
Deduct: Income tax effect of ANR Fund IX Holdings, L.P. income from continuing operations prior to Internal Restructuring	(138)	(1,149)	(1,124)	(91)

Income from continuing operations, as adjusted	2,614	21,239	20,003	8,924

Reported loss from discontinued operations	$(490)	$(2,373)	$(2,227)	$(214)
Add: Income tax effect of ANR Fund IX Holdings, L.P. income from discontinued operations prior to Internal Restructuring	27	149	139	2

Loss from discontinued operations, as adjusted	(463)	(2,224)	(2,088)	(212)

Net income, as adjusted	$2,151	$19,015	$17,915	$8,712

Denominator:
Weighted average shares — basic	13,998,911	13,998,911	13,998,911	53,184,066
Dilutive effect of stock options and restricted stock grants	—	—	—	382,403
Weighted average shares — diluted	13,998,911	13,998,911	13,998,911	53,566,469

Net income per basic and diluted share, as adjusted:
Income from continuing operations	$0.19	$1.52	$1.43	$0.17
Income (loss) from discontinued operations	(0.04)	(0.16)	(0.15)	(0.01)

Net income	$0.15	$1.36	$1.28	$0.16

Pro Forma Net Income (Loss) Per Share

The second set of earnings per share data is labeled “pro forma net income (loss) per share.” The numerator for purposes of computing basic and diluted pro forma net income (loss) per share is based on “net income, as adjusted” (as calculated above) and pro forma adjustments to reflect the impact of:

(i)	the add back of minority interest for each period presented, because the ownership held by the minority interest owners of ANR Holdings were exchanged for shares of our common stock as part of the Internal Restructuring;

(ii)	the additional income taxes that would have been incurred by us on the minority interest added back; and

(iii)	the issuance of $175,000 principal amount of 10% senior notes due 2012 by our subsidiaries Alpha Natural Resources, LLC and Alpha Natural Resources Capital Corp. and the entry by Alpha Natural Resources, LLC into a $175,000 credit facility in May 2004, in connection with the 2004 Financings, as if these transactions had occurred on January 1, 2003.

No pro forma adjustment to reported net income (loss) is necessary subsequent to February 11, 2005.

The denominator for purposes of computing basic pro forma net income (loss) per share reflects:

(i)	the retroactive impact of the common shares received by the First Reserve Stockholders in exchange for their ownership in ANR Holdings in connection with the Internal Restructuring on a weighted-average outstanding share basis as being outstanding as of January 1, 2003;

(ii)	the retroactive impact of the common shares issued to the minority interest owners of ANR Holdings in connection with the Internal Restructuring, including the immediately vested shares granted to management, on a weighted-average outstanding share basis as being outstanding as of January 1, 2003;

(iii)	the unvested shares granted to management that vest over the two-year period from January 1, 2005 to December 31, 2006, which have been included in the basic computation on a weighted-average outstanding share basis based on the monthly vesting beginning as of January 1, 2005; and

(iv)	the retroactive impact of the 33,925,000 new shares issued in connection with the IPO on a weighted-average outstanding share basis as being outstanding as of January 1, 2003 since 100% of the net proceeds from the IPO was distributed to the previous owners of ANR Holdings.

The unvested shares issued to management are considered options for purposes of computing diluted pro forma net income (loss) per share. Therefore, for diluted purposes, all remaining unvested shares granted to management would be added to the denominator as of January 1, 2003 using the treasury stock method, if the effect is dilutive. In addition, the treasury stock method would be used for outstanding stock options, if dilutive, beginning with the November 10, 2004 grant of options to management to purchase units in Alpha Coal Management that were automatically converted into options to purchase up to 596,985 shares of our common stock at an exercise price of $12.73 per share.

The computations of basic and diluted pro forma net income (loss) per share, are set forth below:

			Nine Months Ended
	Years Ended December 31,		September 30,

	2003	2004	2004	2005

	(In thousands, except share and per share data)
Numerator:
Income from continuing operations, as adjusted	$2,614	$21,239	$20,003	$8,924
Add: Minority interest in income from continuing operations, net of income tax effect	2,822	14,124	13,848	2,231
Add: Pro forma effects related to the 2003 Acquisitions, net of income taxes(1)	3,507	—	—	—
Deduct: Pro forma effects of the 2004 Financings, net of income taxes	(7,728)	(1,672)	(1,614)	—

Pro forma income from continuing operations	1,215	33,691	32,237	11,155

Loss from discontinued operations, as adjusted	$(463)	$(2,224)	$(2,088)	$(212)
Add: Minority interest in income (loss) from discontinued operations, net of income tax effect	(216)	(1,830)	(1,719)	(55)

Pro forma loss from discontinued operations	(679)	(4,054)	(3,807)	(267)

Pro forma net income	$536	$29,637	$28,430	$10,888

Denominator:
Weighted average shares — basic	60,867,650	60,867,650	60,867,650	61,092,832
Dilutive effect of stock options and restricted stock grants	1,541,936	1,541,936	379,183	584,389

Weighted average shares — diluted	62,409,586	62,409,586	61,246,833	61,677,221

Pro forma net income per basic share:
Income from continuing operations	$0.02	$0.55	$0.53	$0.18
Income (loss) from discontinued operations	(0.01)	(0.06)	(0.06)	—

Net income	$0.01	$0.49	$0.47	$0.18

Pro forma net income per diluted share:
Income from continuing operations	$0.02	$0.54	$0.52	$0.18
Income (loss) from discontinued operations	(0.01)	(0.07)	(0.06)	—

Net income	$0.01	$0.47	$0.46	$0.18

(1)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview — Predecessor and 2003 Acquisitions” for a definition and explanation of the “2003 Acquisitions.”

Pro Forma Net Income (Loss) Per Share, As Adjusted

The third set of earnings per share data is labeled “pro forma net income (loss) per share, as adjusted.” The numerator for purposes of computing basic and diluted pro forma net income (loss) per share, as adjusted, is based on “pro forma net income (loss)” (as calculated above) and pro forma adjustments to reflect the impact of the Nicewonder Acquisition and the 2005 Financing, as if these transactions had occurred on January 1, 2004.

The denominator for purposes of computing pro forma net income (loss) per share, as adjusted, is based on the weighted average shares outstanding for purposes of “net income (loss) per share, as adjusted” (as calculated above) plus 2.2 million shares to be issued in connection with the Nicewonder Acquisition, assuming such issuance had occurred on January 1, 2004.

The computations of basic and diluted pro forma net income (loss) per share, as adjusted, are set forth below:

	Year Ended	Nine Months Ended
	December 31, 2004	September 30, 2005

Numerator:
Pro forma income from continuing operations	$33,691	$11,155
Add: Pro forma income (loss) related to the Nicewonder Acquisition, net of income taxes	(9,454)	7,470
Deduct: Pro forma effects of the 2005 Financing, net of income taxes	(8,561)	(6,118)

Pro forma income from continuing operations, as adjusted	15,676	12,507

Pro forma loss from discontinued operations	$(4,054)	$(267)
Adjustments	—	—

Pro forma loss from discontinued operations, as adjusted	(4,054)	(267)

Pro forma net income, as adjusted	$11,769	$12,240

Denominator:
Weighted average shares — basic	63,047,883	63,273,065
Dilutive effect of stock options and restricted stock grants	1,541,936	584,389

Weighted average shares — diluted	64,589,819	63,857,454

Pro forma net income per basic share, as adjusted:
Income from continuing operations	$0.25	$0.20
Income (loss) from discontinued operations	(0.06)	—

Net income	$0.19	$0.20

Pro forma net income per diluted share, as adjusted:
Income from continuing operations	$0.24	$0.20
Income (loss) from discontinued operations	(0.06)	(0.01)

Net income	$0.18	$0.19

(3)	EBITDA, a measure used by management to measure operating performance, is defined as net income (loss) plus interest expense, income tax expense (benefit) and depreciation, depletion, and amortization, less interest income. We have presented EBITDA because our management believes that it is frequently used by securities analysts, investors, and other interested parties in the evaluation of coal companies. We regularly evaluate our performance as compared to other coal companies that have different financing and capital structures and/or tax rates by using EBITDA. We believe that EBITDA allows for meaningful company-to-company performance comparisons by adjusting for factors such as interest expense, depreciation, depletion, amortization and taxes, which can vary from company to company. In addition, we use EBITDA in evaluating acquisition targets. EBITDA is not a recognized term under GAAP and does not purport to be an alternative to net income, operating income or any other performance measures derived in accordance with GAAP or an alternative to cash flow from operating activities as a measure of operating liquidity. Because not all companies use identical calculations, this presentation of EBITDA may not be comparable to other similarly titled measures of other companies. Additionally, EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not reflect certain cash requirements such as tax payments, interest payments and other debt service requirements. The amounts presented for EBITDA differ from the amounts calculated under the definition of EBITDA used in our debt covenants. The definition of EBITDA used in our debt covenants is further adjusted for certain cash and non-cash charges and is used to determine compliance with financial covenants and our ability to engage in certain activities such as incurring debt and making certain payments. Adjusted EBITDA as it is used and defined in our debt covenants is described and reconciled to net income (loss) in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Analysis of Material Debt Covenants.”

EBITDA is calculated and reconciled to net income (loss) in the table below:

						Alpha Natural Resources, Inc. and
		ANR Fund IX Holdings, L.P. and				Subsidiaries
		Alpha NR Holding, Inc. and Subsidiaries
								Pro Forma
	January 1,	December 14,			Nine Months	Pro Forma	Nine Months	Nine Months
	2002 to	2002 to	Year Ended	Year Ended	Ended	Year Ended	Ended	Ended
	December 13,	December 31,	December 31,	December 31,	September 30,	December 31,	September 30,	September 30,
	2002	2002	2003	2004	2004	2004	2005	2005

					(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(In thousands)
Net income (loss)	$(24,322)	$(635)	$2,262	$20,015	$18,900	$11,622	$8,801	$12,240
Interest expense	35	203	7,848	20,041	14,497	37,897	19,400	30,860
Interest income	(2,072)	(6)	(103)	(531)	(331)	(692)	(675)	(977)
Income tax expense (benefit)(a)	(17,198)	(334)	668	3,960	4,732	429	15,048	16,636
Depreciation, depletion and amortization(b)	6,814	274	36,054	56,012	39,352	107,012	45,804	84,064

EBITDA	$(36,743)	$(498)	$46,729	$99,497	$77,150	$156,268	$88,378	$142,823

(a)	Includes income tax expense (benefit) from continuing and discontinued operations.

(b)	Includes depreciation, depletion and amortization from continuing and discontinued operations.

Nicewonder Summary Historical Financial Data
      The following summary historical financial data of the Nicewonder Coal Group as of December 31, 2004, 2003 and 2002 and for the years ended December 31, 2004, 2003 and 2002, have been derived from the combined financial statements of the Nicewonder Coal Group, and the related notes, included elsewhere in this prospectus, which have been audited by KPMG LLP, independent accountants. The summary historical financial data as of September 30, 2005 and for the nine months ended September 30, 2004 and 2005, have been derived from the unaudited combined financial statements of the Nicewonder Coal Group, and the related notes, included elsewhere in this prospectus.

	The Combined Entities of The Nicewonder Coal Group

				Nine Months	Nine Months
	Year Ended	Year Ended	Year Ended	Ended	Ended
	December 31,	December 31,	December 31,	September 30,	September 30,
	2002	2003	2004	2004	2005

				(Unaudited)	(Unaudited)
	(In thousands, except per ton data)
Statement of Operations Data:
Revenues:
Coal revenues	$96,793	$103,600	$135,555	$101,663	$141,371
Other revenues	1,744	2,128	9,058	4,533	15,484

Total revenues	98,537	105,728	144,613	106,196	156,855

Costs and expenses:
Cost of coal sales (exclusive of items shown separately below)	79,713	83,818	96,758	72,402	88,568
Cost of other revenues	1,490	1,419	7,200	3,204	13,765
Depreciation, depletion and amortization	10,812	11,855	11,336	8,508	10,340
Selling, general and administrative expenses (exclusive of depreciation and amortization shown separately above)	2,458	2,310	2,973	2,402	2,668

Total costs and expenses	94,473	99,402	118,267	86,516	115,341

Income from operations	4,064	6,326	26,346	19,680	41,514

Other income (expense):
Interest expense	(1,798)	(1,487)	(1,351)	(964)	(1,593)
Interest income	545	246	161	66	302
Net realized gain on sale of marketable securities	971	—	—	—	—
Miscellaneous income (loss)	74	(15)	(278)	(42)	92

Total other income (expense), net	(208)	(1,256)	(1,468)	(940)	(1,199)

Income before cumulative effect of accounting change	3,856	5,070	24,878	18,740	40,315
Cumulative effect of accounting change	—	(460)

Net income	$3,856	$4,610	$24,878	$18,740	$40,315

	The Combined Entities of The Nicewonder Coal Group

				Nine Months	Nine Months
	Year Ended	Year Ended	Year Ended	Ended	Ended
	December 31,	December 31,	December 31,	September 30,	September 30,
	2002	2003	2004	2004	2005

				(Unaudited)	(Unaudited)
	(In thousands, except per ton data)
Balance sheet data (at period end):
Cash and cash equivalents	$3,823	$1,787	$12,707		$22,998
Operating and working capital	(4,551)	(5,491)	7,956		16,169
Total assets	74,620	70,701	105,557		130,796
Notes payable and long-term debt, including current portion	30,462	23,438	34,729		43,870
Stockholders’ equity and members’ equity	33,998	31,779	49,293		62,449
Statement of cash flows data:
Net cash provided by (used in):
Operating activities	$15,857	$17,802	$36,963	$28,072	$51,269
Investing activities	(2,245)	(463)	(1,639)	(922)	(2,636)
Financing activities	(14,392)	(19,375)	(24,403)	(18,452)	(38,342)
Capital expenditures	3,436	2,723	1,704	845	3,101
Other financial data (Unaudited):
EBITDA(1)	$15,921	$17,706	$37,404	$28,146	$51,946
Other data (Unaudited):
Tons sold	3,255	3,406	3,715	2,862	2,967
Tons produced and processed	3,292	3,374	3,836	3,024	2,941
Average coal sales realization (per ton)	$29.74	$30.42	$36.49	$35.52	$47.65

(1)	EBITDA, a measure used by management to measure operating performance, is defined as net income (loss) plus interest expense, income tax expense (benefit) and depreciation, depletion, and amortization, less interest income. We have presented EBITDA because our management believes that it is frequently used by securities analysts, investors, and other interested parties in the evaluation of coal companies. We regularly evaluate our performance as compared to other coal companies that have different financing and capital structures and/or tax rates by using EBITDA. We believe that EBITDA allows for meaningful company-to-company performance comparisons by adjusting for factors such as interest expense, depreciation, depletion, amortization and taxes, which can vary from company to company. In addition, we use EBITDA in evaluating acquisition targets. EBITDA is not a recognized term under GAAP and does not purport to be an alternative to net income, operating income or any other performance measures derived in accordance with GAAP or an alternative to cash flow from operating activities as a measure of operating liquidity. Because not all companies use identical calculations, this presentation of EBITDA may not be comparable to other similarly titled measures of other companies. Additionally, EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not reflect certain cash requirements such as tax payments, interest payments and other debt service requirements.

      EBITDA is calculated and reconciled to net income in the table below:

	The Combined Entities of The Nicewonder Coal Group

				Nine Months	Nine Months
	Year Ended	Year Ended	Year Ended	Ended	Ended
	December 31,	December 31,	December 31,	September 30,	September 30,
	2002	2003	2004	2004	2005

				(Unaudited)	(Unaudited)
	(In thousands)
Net income	$3,856	$4,610	$24,878	$18,740	$40,315
Interest expense	1,798	1,487	1,351	964	1,593
Interest income	(545)	(246)	(161)	(66)	(302)
Depreciation, depletion and amortization	10,812	11,855	11,336	8,508	10,340

EBITDA	$15,921	$17,706	$37,404	$28,146	$51,946

RISK FACTORS
      Investing in our common stock involves risks. You should carefully consider the risks described below as well as the other information contained in this prospectus before investing in our common stock.
Risks Relating to Our Business

A substantial or extended decline in coal prices could reduce our revenues and the value of our coal reserves.
      Our results of operations are substantially dependent upon the prices we receive for our coal. The prices we receive for coal depend upon factors beyond our control, including:

•	the supply of and demand for domestic and foreign coal;

•	the demand for electricity;

•	domestic and foreign demand for steel and the continued financial viability of the domestic and/or foreign steel industry;

•	the proximity to, capacity of, and cost of transportation facilities;

•	domestic and foreign governmental regulations and taxes;

•	air emission standards for coal-fired power plants;

•	regulatory, administrative, and judicial decisions;

•	the price and availability of alternative fuels, including the effects of technological developments; and

•	the effect of worldwide energy conservation measures.
      Declines in the prices we receive for our coal could adversely affect our operating results and our ability to generate the cash flows we require to improve our productivity and invest in our operations.

Our coal mining production and delivery is subject to conditions and events beyond our control, which could result in higher operating expenses and/or decreased production and sales and adversely affect our operating results.
      Our coal mining operations are conducted, in large part, in underground mines and, to a lesser extent, at surface mines. The level of our production at these mines is subject to operating conditions and events beyond our control that could disrupt operations, affect production and the cost of mining at particular mines for varying lengths of time and have a significant impact on our operating results. Adverse operating conditions and events that we or our Predecessor have experienced in the past include:

•	delays and difficulties in acquiring, maintaining or renewing necessary permits or mining or surface rights;

•	changes or variations in geologic conditions, such as the thickness of the coal deposits and the amount of rock embedded in or overlying the coal deposit;

•	mining and processing equipment failures and unexpected maintenance problems;

•	limited availability of mining and processing equipment and parts from suppliers;

•	interruptions due to transportation delays;

•	adverse weather and natural disasters, such as heavy rains and flooding;

•	accidental mine water discharges;

•	the termination of material contracts by state or other governmental authorities;

•	the unavailability of qualified labor;

•	strikes and other labor-related interruptions; and

•	unexpected mine safety accidents, including fires and explosions from methane and other sources.
      If any of these conditions or events occur in the future at any of our mines or affect deliveries of our coal to customers, they may increase our cost of mining and delay or halt production at particular mines or sales to our customers either permanently or for varying lengths of time, which could adversely affect our operating results. For example, in 2004 we experienced mine roof stability issues at our Kingwood underground mine, which resulted in a 23% decrease in production at this mine for 2004 as compared to 2003 full-year production (including production in 2003 prior to our acquisition of the mine). In addition, Hurricanes Katrina and Rita, which struck the Gulf Coast in August and September 2005, resulted in delayed shipments of our coal to our customers, and Hurricane Katrina also damaged a portion of 330,000 tons of metallurgical coal inventory that we had stockpiled in New Orleans to meet 2005 sales commitments. We recorded a pre-tax charge of $0.7 million in the third quarter of 2005 for such inventory loss, representing the estimated total loss in the amount of $1.2 million, less the portion of the loss expected to be recovered by insurance claims of $0.5 million. The actual amount of the inventory loss and the insurance recovery may be different than our estimates. We expect to determine the final amounts of the inventory loss and insurance recovery in the fourth quarter of 2005.

Any change in coal consumption patterns by steel producers or North American electric power generators resulting in a decrease in the use of coal by those consumers could result in lower prices for our coal, which would reduce our revenues and adversely impact our earnings and the value of our coal reserves.
      Steam coal accounted for approximately 62% of our coal sales volume during the first nine months of 2005 and approximately 63% of our 2004 coal sales volume. The majority of our sales of steam coal for the first nine months of 2005 and for 2004 was to U.S. and Canadian electric power generators. Domestic electric power generation accounted for approximately 92% of all U.S. coal consumption in 2004, according to the EIA. The amount of coal consumed for U.S. and Canadian electric power generation is affected primarily by the overall demand for electricity, the location, availability, quality and price of competing fuels for power such as natural gas, nuclear, fuel oil and alternative energy sources such as hydroelectric power, technological developments, and environmental and other governmental regulations. We expect many new power plants will be built to produce electricity during peak periods of demand, when the demand for electricity rises above the “base load demand,” or minimum amount of electricity required if consumption occurred at a steady rate. However, we also expect that many of these new power plants will be fired by natural gas because they are cheaper to construct than coal-fired plants and because natural gas is a cleaner burning fuel. In addition, the increasingly stringent requirements of the Clean Air Act may result in more electric power generators shifting from coal to natural gas-fired power plants. Any reduction in the amount of coal consumed by North American electric power generators could reduce the price of steam coal that we mine and sell, thereby reducing our revenues and adversely impacting our earnings and the value of our coal reserves.
      We produce metallurgical coal that is used in both the U.S. and foreign steel industries. Metallurgical coal accounted for approximately 38% of our coal sales volume during the first nine months of 2005 and approximately 37% of our 2004 coal sales volume. In recent years, U.S. steel producers have experienced a substantial decline in the prices received for their products, due at least in part to a heavy volume of foreign steel imported into the United States. Although prices for some U.S. steel products increased moderately after the Bush administration imposed steel import tariffs and quotas in March 2002, those tariffs and quotas were lifted in December 2003. Furthermore, recent reports indicate that U.S. steel imports fell in August 2005, which may be a leading indicator of declining demand in the U.S. steel industry generally. Any deterioration in conditions in the U.S. steel industry would reduce the demand for our metallurgical coal and impact the collectibility of our accounts receivable from U.S. steel industry customers. In addition, the U.S. steel industry increasingly relies on electric arc furnaces or pulverized coal processes to make steel. These processes do not use coke. If this trend continues, the amount of metallurgical coal that we sell and the prices that we receive for it could decrease, thereby reducing our revenues and adversely impacting our earnings and the value of our coal reserves.

A decline in demand for metallurgical coal would limit our ability to sell our high quality steam coal as higher-priced metallurgical coal and could affect the economic viability of certain of our mines that have higher operating costs.
      Portions of our coal reserves possess quality characteristics that enable us to mine, process and market them as either metallurgical coal or high quality steam coal, depending on the prevailing conditions in the metallurgical and steam coal markets. We decide whether to mine, process and market these coals as metallurgical or steam coal based on management’s assessment as to which market is likely to provide us with a higher margin. We consider a number of factors when making this assessment, including the difference between the current and anticipated future market prices of steam coal and metallurgical coal, the lower volume of saleable tons that results from producing a given quantity of reserves for sale in the metallurgical market instead of the steam market, the increased costs incurred in producing coal for sale in the metallurgical market instead of the steam market, the likelihood of being able to secure a longer-term sales commitment by selling coal into the steam market and our contractual commitments to deliver different types of coals to our customers. During 2004, we believe that we sold approximately 8% of our produced and processed coal as metallurgical coal that we would have sold as steam coal in the market conditions prevalent during 2003. We believe that we generated approximately $65.0 million in additional revenues by selling this production as metallurgical coal rather than steam coal during 2004, based on a comparison of the actual sales price and volume versus the then-prevailing market price for steam coal and the volume of coal that we would have sold if the coal had been mined, processed and marketed as steam coal. A decline in the metallurgical market relative to the steam market could cause us to shift coal from the metallurgical market to the steam market, thereby reducing our revenues and profitability.
      Most of our metallurgical coal reserves possess quality characteristics that enable us to mine, process and market them as high quality steam coal. However, some of our mines operate profitably only if all or a portion of their production is sold as metallurgical coal to the steel market. If demand for metallurgical coal declined to the point where we could earn a more attractive return marketing the coal as steam coal, these mines may not be economically viable and may be subject to closure. Such closures would lead to accelerated reclamation costs, as well as reduced revenue and profitability.

Acquisitions that we have completed since our formation, as well as acquisitions that we may undertake in the future, involve a number of risks, any of which could cause us not to realize the anticipated benefits.
      Since our formation and the acquisition of our Predecessor in December 2002, we have completed four significant acquisitions and several smaller acquisitions and investments. We continually seek to expand our operations and coal reserves through acquisitions. If we are unable to successfully integrate the companies, businesses or properties we are able to acquire, our profitability may decline and we could experience a material adverse effect on our business, financial condition, or results of operations. Acquisition transactions involve various inherent risks, including:

•	uncertainties in assessing the value, strengths, and potential profitability of, and identifying the extent of all weaknesses, risks, contingent and other liabilities (including environmental or mine safety liabilities) of, acquisition candidates;

•	the potential loss of key customers, management and employees of an acquired business;

•	the ability to achieve identified operating and financial synergies anticipated to result from an acquisition;

•	problems that could arise from the integration of the acquired business; and

•	unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying our rationale for pursuing the acquisition.

      Any one or more of these factors could cause us not to realize the benefits anticipated to result from an acquisition. For example, in combining our Predecessor and acquired companies, we have incurred significant expenses to develop unified reporting systems and standardize our accounting functions. Additionally, we were unable to profitably operate NKC, which we acquired in connection with our acquisition of AMCI. In September 2004, we recorded an impairment charge of $5.1 million to reduce the carrying value of the assets of NKC to their estimated fair value, and we sold the assets of NKC on April 14, 2005.
      The recently completed Nicewonder Acquisition has increased the size of our operations. Our ability to integrate the operations of the Nicewonder Coal Group with our own is important to our future success. If we are unable to realize the anticipated benefits of the Nicewonder Acquisition due to our inability to address the challenges of integrating the Nicewonder Coal Group or for any other reason, it could have a material adverse effect on our business and financial and operating results and require significant additional time on the part of our senior management dedicated to resolving integration issues.
      Moreover, any acquisition opportunities we pursue could materially affect our liquidity and capital resources and may require us to incur indebtedness, seek equity capital or both. For instance, in connection with the Nicewonder Acquisition, we issued $221.0 million principal amount of promissory installment notes of one of our indirect, wholly owned subsidiaries, we issued 2,180,233 shares of our common stock valued at approximately $53.2 million, and we entered into a new $525.0 million credit facility, a portion of the net proceeds of which we used to pay the cash purchase price, acquisition expenses and the first installment of principal due on the promissory notes. In addition, future acquisitions could result in our assuming more long-term liabilities relative to the value of the acquired assets than we have assumed in our previous acquisitions.

The inability of the sellers of our Predecessor and acquired companies to fulfill their indemnification obligations to us under our acquisition agreements could increase our liabilities and adversely affect our results of operations and financial position.
      In the acquisition agreements we entered into with the sellers of our Predecessor and acquired companies, including the acquisition agreements we entered into related to the Nicewonder Acquisition, the respective sellers and, in some of our acquisitions, their parent companies, agreed to retain responsibility for and indemnify us against damages resulting from certain third-party claims or other liabilities, such as workers’ compensation liabilities, black lung liabilities, postretirement medical liabilities and certain environmental or mine safety liabilities. The failure of any seller and, if applicable, its parent company, to satisfy their obligations with respect to claims and retained liabilities covered by the acquisition agreements could have an adverse effect on our results of operations and financial position if claimants successfully assert that we are liable for those claims and/or retained liabilities. The obligations of the sellers and, in some instances, their parent companies, to indemnify us with respect to their retained liabilities will continue for a substantial period of time, and in some cases indefinitely. The sellers’ indemnification obligations with respect to breaches of their representations and warranties in the acquisition agreements will terminate upon expiration of the applicable indemnification period (generally 18-24 months from the acquisition date for most representations and warranties, and from two to five years from the acquisition date for environmental representations and warranties), are subject to deductible amounts and will not cover damages in excess of the applicable coverage limit. The assertion of third-party claims after the expiration of the applicable indemnification period or in excess of the applicable coverage limit, or the failure of any seller to satisfy its indemnification obligations with respect to breaches of its representations and warranties, could have an adverse effect on our results of operations and financial position. See “— If our assumptions regarding our likely future expenses related to benefits for non-active employees are incorrect, then expenditures for these benefits could be materially higher than we have predicted.”

Our inability to continue or expand the existing road construction and mining business of the Nicewonder Companies could adversely affect the expected benefits from the Nicewonder Acquisition.
      One of our subsidiaries acquired the business of Nicewonder Contracting, Inc. (“NCI”) pursuant to the Nicewonder Acquisition. NCI operates a highway construction business under a contract with the State of West Virginia. Pursuant to the contract, NCI is building approximately 11 miles of rough grade highway in West Virginia over the next six years and, in exchange NCI will be compensated by West Virginia based on the number of cubic yards of material excavated and/or filled to create a road bed, as well as for certain other cost components. In the course of the road construction, NCI will recover any coal encountered and sell the coal to its customers, subject to certain costs including coal loading, transportation, coal royalty payments and applicable taxes and fees.
      This road construction operation is in its early stages and the State of West Virginia has only approved funding for the first phases of highway construction. If West Virginia does not fund the remaining sections of the highway project, it would adversely affect NCI’s earnings. Even if West Virginia funds the remainder of this project through the next six years, we are uncertain whether the state will fund any similar projects in the future. In addition, we have no current experience conducting and completing these road projects and will rely on the expertise of the existing employees of NCI in order to operate the project profitably. Furthermore, litigation has been filed against NCI and the State of West Virginia claiming that the project violated competitive bidding and prevailing wage laws and regulations. If successful, the litigation could make the project considerably less advantageous to NCI or restrict or prohibit NCI from completing the project.

The loss of, or significant reduction in, purchases by our largest customers could adversely affect our revenues and profitability.
      Our largest customer during 2004 accounted for approximately 8% of our total revenues. We derived approximately 39% of our 2004 total revenues from sales to our ten largest customers. The sales of the Nicewonder Coal Group are highly concentrated, with approximately 78% of the Nicewonder Coal Group’s coal revenues during the year ended December 31, 2004 generated from sales to three customers. On a pro forma basis as if the Nicewonder Acquisition had occurred on January 1, 2004, our largest customer during 2004 would have accounted for approximately 8% of our total revenues and we would have derived approximately 37% of our 2004 total revenues from sales to our ten largest customers. These customers may not continue to purchase coal from us under our current coal supply agreements, or at all. If these customers were to significantly reduce their purchases of coal from us, or if we were unable to sell coal to them on terms as favorable to us as the terms under our current agreements, our revenues and profitability could suffer materially.

Changes in purchasing patterns in the coal industry may make it difficult for us to extend existing supply contracts or enter into new long-term supply contracts with customers, which could adversely affect the capability and profitability of our operations.
      We sell a significant portion of our coal under long-term coal supply agreements, which are contracts with a term greater than 12 months. The execution of a satisfactory long-term coal supply agreement is frequently the basis on which we undertake the development of coal reserves required to be supplied under the contract. We believe that approximately 73% of our 2004 sales volume was sold under long-term coal supply agreements. At November 1, 2005, our long-term coal supply agreements had remaining terms of up to 11 years and an average remaining term of approximately two years. When our current contracts with customers expire or are otherwise renegotiated, our customers may decide to purchase fewer tons of coal than in the past or on different terms, including pricing terms less favorable to us. As of November 1, 2005, approximately 18%, 55% and 79%, respectively, of our planned production for 2006, 2007 and 2008, including production from the operations we acquired in the Nicewonder Acquisition, was uncommitted. We may not be able to enter into coal supply agreements to sell this production on terms, including pricing terms, as favorable to us as our existing agreements. For additional information relating to our long-term coal supply contracts, see “Business — Marketing, Sales and Customer Contracts.”

      As electric utilities continue to adjust to frequently changing regulations, including the Acid Rain regulations of the Clean Air Act, the proposed Utility Mercury Reductions Rule, the proposed Clean Air Interstate Rule and the possible deregulation of their industry, they are becoming increasingly less willing to enter into long-term coal supply contracts and instead are purchasing higher percentages of coal under short-term supply contracts. The industry shift away from long-term supply contracts could adversely affect us and the level of our revenues. For example, fewer electric utilities will have a contractual obligation to purchase coal from us, thereby increasing the risk that we will not have a market for our production. The prices we receive in the spot market may be less than the contractual price an electric utility is willing to pay for a committed supply. Furthermore, spot market prices tend to be more volatile than contractual prices, which could result in decreased revenues.

Certain provisions in our long-term supply contracts may reduce the protection these contracts provide us during adverse economic conditions or may result in economic penalties upon our failure to meet specifications.
      Price adjustment, “price reopener” and other similar provisions in long-term supply contracts may reduce the protection from short-term coal price volatility traditionally provided by these contracts. Price reopener provisions are particularly common in international metallurgical coal sales contracts. Some of our coal supply contracts contain provisions that allow for the price to be renegotiated at periodic intervals. Price reopener provisions may automatically set a new price based on the prevailing market price or, in some instances, require the parties to agree on a new price, sometimes between a pre-set “floor” and “ceiling.” In some circumstances, failure of the parties to agree on a price under a price reopener provision can lead to termination of the contract. Any adjustment or renegotiation leading to a significantly lower contract price could result in decreased revenues. Accordingly, supply contracts with terms of one year or more may provide only limited protection during adverse market conditions.
      Coal supply agreements also typically contain force majeure provisions allowing temporary suspension of performance by us or the customer during the duration of specified events beyond the control of the affected party. Most of our coal supply agreements contain provisions requiring us to deliver coal meeting quality thresholds for certain characteristics such as Btu, sulfur content, ash content, grindability and ash fusion temperature. Failure to meet these specifications could result in economic penalties, including price adjustments, the rejection of deliveries or termination of the contracts. Moreover, some of our agreements where the customer bears transportation costs permit the customer to terminate the contract if the transportation costs borne by them increase substantially. In addition, some of these contracts allow our customers to terminate their contracts in the event of changes in regulations affecting our industry that increase the price of coal beyond specified limits.
      Due to the risks mentioned above with respect to long-term supply contracts, we may not achieve the revenue or profit we expect to achieve from these sales commitments.

Disruption in supplies of coal produced by contractors and other third parties could temporarily impair our ability to fill customers’ orders or increase our costs.
      In addition to marketing coal that is produced by our subsidiaries’ employees, we utilize contractors to operate some of our mines. Operational difficulties at contractor-operated mines, changes in demand for contract miners from other coal producers, and other factors beyond our control could affect the availability, pricing, and quality of coal produced for us by contractors. For example, during the third quarter of 2005, production at our contractor operations was running approximately 28% behind plan, primarily due to shortages in the supply of labor. As a result of this shortfall, we have been forced to purchase coal at a higher cost than planned so that we can meet commitments to customers. To meet customer specifications and increase efficiency in fulfillment of coal contracts, we also purchase and resell coal produced by third parties from their controlled reserves. The majority of the coal that we purchase from third parties is blended with coal produced from our mines prior to resale and we also process (which includes washing, crushing or blending coal at one of our preparation plants or loading facilities) a portion of the coal that we purchase from third parties prior to resale. We sold 7.3 million tons of coal purchased from third parties during 2004, representing 28% of our total sales during 2004. We believe that approximately 81% of our purchased coal sales in 2004 was blended with coal produced from our mines prior to resale, and approximately 3% of our total sales in 2004 consisted of coal purchased from third parties that we processed before resale. The availability of specified qualities of this purchased coal may decrease and prices may increase as a result of, among other things, changes in overall coal supply and demand levels, consolidation in the coal industry and new laws or regulations. Disruption in our supply of contractor-produced coal and purchased coal could temporarily impair our ability to fill our customers’ orders or require us to pay higher prices in order to obtain the required coal from other sources. Any increase in the prices we pay for contractor-produced coal or purchased coal could increase our costs and therefore lower our earnings. Although increases in market prices for coal generally benefit us by allowing us to sell coal at higher prices, those increases also increase our costs to acquire purchased coal, which lowers our earnings.

Competition within the coal industry may adversely affect our ability to sell coal, and excess production capacity in the industry could put downward pressure on coal prices.
      We compete with numerous other coal producers in various regions of the United States for domestic and international sales. During the mid-1970s and early 1980s, increased demand for coal attracted new investors to the coal industry, spurred the development of new mines and resulted in additional production capacity throughout the industry, all of which led to increased competition and lower coal prices. Recent increases in coal prices could encourage the development of expanded capacity by new or existing coal producers. Any resulting overcapacity could reduce coal prices and therefore reduce our revenues.
      Coal with lower production costs shipped east from western coal mines and from offshore sources has resulted in increased competition for coal sales in the Appalachian region. In addition, coal companies with larger mines that utilize the long-wall mining method typically have lower mine operating costs than we do and may be able to compete more effectively on price, particularly if the current favorable market weakens. This competition could result in a decrease in our market share in this region and a decrease in our revenues.
      Demand for our low sulfur coal and the prices that we can obtain for it are also affected by, among other things, the price of emissions allowances. Decreases in the prices of these emissions allowances could make low sulfur coal less attractive to our customers. In addition, more widespread installation by electric utilities of technology that reduces sulfur emissions (which could be accelerated by increases in the prices of emissions allowances), may make high sulfur coal more competitive with our low sulfur coal. This competition could adversely affect our business and results of operations.
      We also compete in international markets against coal produced in other countries. Measured by tons sold, exports accounted for approximately 32% of our sales in 2004. The demand for U.S. coal exports is dependent upon a number of factors outside of our control, including the overall demand for electricity in foreign markets, currency exchange rates, the demand for foreign-produced steel both in foreign markets and in the U.S. market (which is dependent in part on tariff rates on steel), general economic conditions in foreign countries, technological developments, and environmental and other governmental regulations. For example, if the value of the U.S. dollar were to rise against other currencies in the future, our coal would become relatively more expensive and less competitive in international markets, which could reduce our foreign sales and negatively impact our revenues and net income. In addition, if the amount of coal exported from the United States were to decline, this decline could cause competition among coal producers in the United States to intensify, potentially resulting in additional downward pressure on domestic coal prices.

Fluctuations in transportation costs and the availability or reliability of transportation could affect the demand for our coal or temporarily impair our ability to supply coal to our customers.
      Transportation costs represent a significant portion of the total cost of coal for our customers. Increases in transportation costs, such as those experienced during the first nine months of 2005, could make coal a less competitive source of energy or could make our coal production less competitive than coal produced from other sources. On the other hand, significant decreases in transportation costs could result in increased competition from coal producers in other parts of the country. For instance, coordination of the many eastern loading facilities, the large number of small shipments, terrain and labor issues all combine to make shipments originating in the eastern United States inherently more expensive on a per-mile basis than shipments originating in the western United States.
      Historically, high coal transportation rates from the western coal producing areas into Central Appalachian markets limited the use of western coal in those markets. More recently, however, lower rail rates from the western coal producing areas to markets served by eastern U.S. producers have created major competitive challenges for eastern producers. This increased competition could have a material adverse effect on our business, financial condition and results of operations.
      We depend upon railroads, trucks, beltlines, ocean vessels and barges to deliver coal to our customers. Disruption of these transportation services due to weather-related problems, mechanical difficulties, strikes, lockouts, bottlenecks, and other events could temporarily impair our ability to supply coal to our customers, resulting in decreased shipments. Certain shipments of our coal to customers were delayed by the recent hurricanes in the Gulf Coast. In some cases, this delay will affect the timing of our recognition of revenue from these sales. Decreased performance levels over longer periods of time could cause our customers to look to other sources for their coal needs, negatively affecting our revenues and profitability.
      In 2004, 79% of our produced and processed coal volume was transported from the preparation plant to the customer by rail. Beginning in the Spring of 2004, we have experienced a general deterioration in the reliability of the service provided by rail carriers, which increased our internal coal handling costs. If there are continued disruptions of the transportation services provided by the railroad companies we use and we are unable to find alternative transportation providers to ship our coal, our business could be adversely affected.
      We have investments in mines, loading facilities, and ports that in most cases are serviced by a single rail carrier. Our operations that are serviced by a single rail carrier are particularly at risk to disruptions in the transportation services provided by that rail carrier, due to the difficulty in arranging alternative transportation. If a single rail carrier servicing our operations does not provide sufficient capacity, revenue from these operations and our return on investment could be adversely impacted.
      The states of West Virginia and Kentucky have recently increased enforcement of weight limits on coal trucks on their public roads. It is possible that other states in which our coal is transported by truck could undertake similar actions to increase enforcement of weight limits. Such stricter enforcement actions could result in shipment delays and increased costs. An increase in transportation costs could have an adverse effect on our ability to increase or to maintain production on a profit-making basis and could therefore adversely affect revenues and earnings.

Our business will be adversely affected if we are unable to develop or acquire additional coal reserves that are economically recoverable.
      Our profitability depends substantially on our ability to mine coal reserves possessing quality characteristics desired by our customers in a cost-effective manner. As of July 31, 2005, on a pro forma basis giving effect to the Nicewonder Acquisition, we owned or leased 518.9 million tons of proven and probable coal reserves that we believe will support current production levels for more than 20 years, which is less than the publicly reported amount of proven and probable coal reserves and reserve lives (based on current publicly reported production levels) of the other large publicly traded coal companies. We have not yet applied for the permits required, or developed the mines necessary, to mine all of our reserves. Permits are becoming increasingly more difficult and expensive to obtain and the review process continues to lengthen. In addition, we may not be able to mine all of our reserves as profitably as we do at our current operations.
      Because our reserves decline as we mine our coal, our future success and growth depend, in part, upon our ability to acquire additional coal reserves that are economically recoverable. If we are unable to replace or increase our coal reserves on acceptable terms, our production and revenues will decline as our reserves are depleted. Exhaustion of reserves at particular mines also may have an adverse effect on our operating results that is disproportionate to the percentage of overall production represented by such mines. Our ability to acquire additional coal reserves through acquisitions in the future also could be limited by restrictions under our existing or future debt agreements, competition from other coal companies for attractive properties, or the lack of suitable acquisition candidates.

We face numerous uncertainties in estimating our recoverable coal reserves, and inaccuracies in our estimates could result in decreased profitability from lower than expected revenues or higher than expected costs.
      Forecasts of our future performance are based on, among other things, estimates of our recoverable coal reserves. We base our estimates of reserve information on engineering, economic and geological data assembled and analyzed by our internal engineers and which is periodically reviewed by third-party consultants. There are numerous uncertainties inherent in estimating the quantities and qualities of, and costs to mine, recoverable reserves, including many factors beyond our control. Estimates of economically recoverable coal reserves and net cash flows necessarily depend upon a number of variable factors and assumptions, any one of which may, if incorrect, result in an estimate that varies considerably from actual results. These factors and assumptions include:

•	future coal prices, operating costs, capital expenditures, severance and excise taxes, royalties and development and reclamation costs;

•	future mining technology improvements;

•	the effects of regulation by governmental agencies; and

•	geologic and mining conditions, which may not be fully identified by available exploration data and may differ from our experiences in areas we currently mine.
      As a result, actual coal tonnage recovered from identified reserve areas or properties, and costs associated with our mining operations, may vary from estimates. Any inaccuracy in our estimates related to our reserves could result in decreased profitability from lower than expected revenues or higher than expected costs.

Defects in title of any leasehold interests in our properties could limit our ability to mine these properties or result in significant unanticipated costs.
      We conduct a significant part of our mining operations on properties that we lease. Title to most of our leased properties and mineral rights is not thoroughly verified until a permit to mine the property is obtained, and in some cases title with respect to leased properties is not verified at all. Our right to mine some of our reserves may be materially adversely affected by defects in title or boundaries. In order to obtain leases or mining contracts to conduct our mining operations on property where these defects exist, we may in the future have to incur unanticipated costs, which could adversely affect our profitability.

Mining in Central and Northern Appalachia is more complex and involves more regulatory constraints than mining in other areas of the United States, which could affect our mining operations and cost structures in these areas.
      The geological characteristics of Central and Northern Appalachian coal reserves, such as depth of overburden and coal seam thickness, make them complex and costly to mine. As mines become depleted, replacement reserves may not be available when required or, if available, may not be capable of being mined at costs comparable to those characteristic of the depleting mines. In addition, as compared to mines in other regions, permitting, licensing and other environmental and regulatory requirements are more costly and time consuming to satisfy. These factors could materially adversely affect the mining operations and cost structures of, and our customers’ ability to use coal produced by, our mines in Central and Northern Appalachia.

Our work force could become increasingly unionized in the future, which could adversely affect the stability of our production and reduce our profitability.
      Approximately 95% of our 2004 coal production came from mines operated by union-free employees. As of November 1, 2005, over 91% of our subsidiaries’ approximately 3,240 employees are union-free. However, our subsidiaries’ employees have the right at any time under the National Labor Relations Act to form or affiliate with a union. Any further unionization of our subsidiaries’ employees, or the employees of third-party contractors who mine coal for us, could adversely affect the stability of our production and reduce our profitability.

Our unionized work force could strike in the future, which could disrupt production and shipments of our coal and increase costs.
      One of our subsidiaries has two negotiated wage agreements with the United Mine Workers of America (“UMWA”). These agreements, covering approximately 243 employees as of November 1, 2005, expire on December 31, 2009. Two of our other subsidiaries have negotiated wage agreements with the UMWA covering an aggregate of 30 employees as of November 1, 2005 that will expire in December 2006. Some or all of the affected employees at each location could strike, which would adversely affect our productivity, increase our costs, and disrupt shipments of coal to our customers.

Our ability to collect payments from our customers could be impaired if their creditworthiness deteriorates.
      Our ability to receive payment for coal sold and delivered depends on the continued creditworthiness of our customers. During 2004, we had $152,000 of bad debt expense. Our customer base is changing with deregulation as utilities sell their power plants to their non-regulated affiliates or third parties that may be less creditworthy, thereby increasing the risk we bear on payment default. These new power plant owners may have credit ratings that are below investment grade. In addition, competition with other coal suppliers could force us to extend credit to customers and on terms that could increase the risk we bear on payment default.
      We have contracts to supply coal to energy trading and brokering companies under which those companies sell coal to end users. If the creditworthiness of the energy trading and brokering companies declines, this would increase the risk that we may not be able to collect payment for all coal sold and delivered to or on behalf of these energy trading and brokering companies.

The government extensively regulates our mining operations, which imposes significant costs on us, and future regulations could increase those costs or limit our ability to produce and sell coal.
      The coal mining industry is subject to increasingly strict regulation by federal, state and local authorities with respect to matters such as:

•	employee health and safety;

•	mandated benefits for retired coal miners;

•	mine permitting and licensing requirements;

•	reclamation and restoration of mining properties after mining is completed;

•	air quality standards;

•	water pollution;

•	plant and wildlife protection;

•	the discharge of materials into the environment;

•	surface subsidence from underground mining; and

•	the effects of mining on groundwater quality and availability.
      The costs, liabilities and requirements associated with these regulations may be costly and time-consuming and may delay commencement or continuation of exploration or production operations. Failure to comply with these regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of cleanup and site restoration costs and liens, the issuance of injunctions to limit or cease operations, the suspension or revocation of permits and other enforcement measures that could have the effect of limiting production from our operations. We may also incur costs and liabilities resulting from claims for damages to property or injury to persons arising from our operations. If we are pursued for these sanctions, costs and liabilities, our mining operations and, as a result, our profitability could be adversely affected.
      The possibility exists that new legislation and/or regulations and orders may be adopted that may materially adversely affect our mining operations, our cost structure and/or our customers’ ability to use coal. New legislation or administrative regulations (or new judicial interpretations or administrative enforcement of existing laws and regulations), including proposals related to the protection of the environment that would further regulate and tax the coal industry, may also require us or our customers to change operations significantly or incur increased costs. These regulations, if proposed and enacted in the future, could have a material adverse effect on our financial condition and results of operations.

Extensive environmental regulations affect our customers and could reduce the demand for coal as a fuel source and cause our sales to decline.
      The Clean Air Act and similar state and local laws extensively regulate the amount of sulfur dioxide, particulate matter, nitrogen oxides, and other compounds emitted into the air from electric power plants, which are the largest end-users of our coal. Such regulations will require significant emissions control expenditures for many coal-fired power plants to comply with applicable ambient air quality standards. As a result, these generators may switch to other fuels that generate less of these emissions or install more effective pollution control equipment, possibly reducing future demand for coal and the construction of coal-fired power plants.
      Various new and proposed laws and regulations may require further reductions in emissions from coal-fired utilities. For example, under the new Clean Air Interstate Rule issued on March 10, 2005, the EPA will further regulate sulfur dioxide and nitrogen oxides from coal-fired power plants. When fully implemented, this rule is expected to reduce sulfur dioxide emissions in affected states by over 70% and nitrogen oxides emissions by over 60% from 2003 levels. The stringency of this cap may require many coal-fired sources to install additional pollution control equipment, such as wet scrubbers, to comply. Installation of additional pollution control equipment required by this rule could result in a decrease in the demand for low sulfur coal (because sulfur would be removed by the new emissions control equipment), potentially driving down prices for low sulfur coal. In addition, under the Clean Air Act, coal-fired power plants will be required to control hazardous air pollution emissions by no later than 2009, which likely will require significant new investment in pollution-control devices by power plant operators. Further, on March 15, 2005, the EPA finalized the Clean Air Mercury Rule intended to control mercury emissions from power plants, which could require coal-fired power plants to install new pollution controls or comply with a mandatory, declining cap on the total mercury emissions allowed from coal-fired power plants nationwide. These standards and future standards could have the effect of making coal-fired plants unprofitable, thereby decreasing demand for coal. The majority of our coal supply agreements contain provisions that allow a purchaser to terminate its contract if legislation is passed that either restricts the use or type of coal permissible at the purchaser’s plant or results in specified increases in the cost of coal or its use.
      Several proposals are pending in Congress and various states that are designed to further reduce emissions of sulfur dioxide, nitrogen oxides and mercury from power plants, and certain ones could regulate additional air pollutants. If such initiatives are enacted into law, power plant operators could choose fuel sources other than coal to meet their requirements, thereby reducing the demand for coal.

Current and possible future governmental programs are or may be in place to require the purchase and trading of allowances associated with the emission of various substances such as sulfur dioxide, nitrous oxide, mercury and carbon dioxide. Changes in the markets for and prices of allowances could have a material effect on demand for and prices received for our coal.
      A regional haze program initiated by the EPA to protect and to improve visibility at and around national parks, national wilderness areas and international parks restricts the construction of new coal-fired power plants whose operation may impair visibility at and around federally protected areas, and may require some existing coal-fired power plants, and certain thermal dryers, to install additional control measures designed to limit haze-causing emissions.
      One major by-product of burning coal is carbon dioxide, which is considered a greenhouse gas and is a major source of concern with respect to global warming. In November 2004, Russia ratified the Kyoto Protocol to the 1992 Framework Convention on Global Climate Change (the “Protocol”), which establishes a binding set of emission targets for greenhouse gases. With Russia’s accedence, the Protocol now has sufficient support and became binding on all those countries that have ratified it on February 16, 2005. Four industrialized nations have refused to ratify the Protocol — Australia, Liechtenstein, Monaco, and the United States. Although the targets vary from country to country, if the United States were to ratify the Protocol, our nation would be required to reduce greenhouse gas emissions to 93% of 1990 levels in a series of phased reductions from 2008 to 2012. Canada, which accounted for approximately 6% of our 2004 sales volume, ratified the Protocol in 2002. Under the Protocol, Canada will be required to cut greenhouse gas emissions to 6% below 1990 levels in a series of phased reductions from 2008 to 2012, either in direct reductions in emissions or by obtaining credits through the Protocol’s market mechanisms. This could result in reduced demand for coal by Canadian electric power generators.
      Future regulation of greenhouse gases in the United States could occur pursuant to future U.S. treaty obligations, statutory or regulatory changes under the Clean Air Act, or otherwise. The Bush Administration has proposed a package of voluntary emission reductions for greenhouse gases reduction targets which provide for certain incentives if targets are met. Some states, such as Massachusetts, have already issued regulations regulating greenhouse gas emissions from large power plants. Further, in 2002, the Conference of New England Governors and Eastern Canadian Premiers adopted a Climate Change Action Plan, calling for reduction in regional greenhouse emissions to 1990 levels by 2010, and a further reduction of at least 10% below 1990 levels by 2020. Increased efforts to control greenhouse gas emissions, including the future ratification of the Protocol by the United States, could result in reduced demand for our coal. See “Environmental and Other Regulatory Matters.”

Our operations may impact the environment or cause exposure to hazardous substances, and our properties may have environmental contamination, which could result in material liabilities to us.
      Our operations currently use hazardous materials and generate limited quantities of hazardous wastes from time to time. Our Predecessor and acquired companies also utilized certain hazardous materials and generated similar wastes. We may be subject to claims under federal and state statutes and/or common law doctrines for toxic torts, natural resource damages and other damages as well as for the investigation and clean up of soil, surface water, groundwater, and other media. Such claims may arise, for example, out of current or former conditions at sites that we own or operate currently, as well as at sites that we or our Predecessor and acquired companies owned or operated in the past, and at contaminated sites that have always been owned or operated by third parties. Our liability for such claims may be joint and several, so that we may be held responsible for more than our share of the contamination or other damages, or even for the entire share. We have not been subject to claims arising out of contamination at our facilities, and are not aware of any such contamination, but may incur such liabilities in the future.
      We maintain extensive coal slurry impoundments at a number of our mines. Such impoundments are subject to extensive regulation. Slurry impoundments maintained by other coal mining operations have been known to fail, releasing large volumes of coal slurry. Structural failure of an impoundment can result in extensive damage to the environment and natural resources, such as streams or bodies of water that the coal slurry reaches, as well as liability for related personal injuries and property damages, and injuries to wildlife. Some of our impoundments overlie mined out areas, which can pose a heightened risk of failure and of damages arising out of failure. If one of our impoundments were to fail, we could be subject to substantial claims for the resulting environmental contamination and associated liability, as well as for fines and penalties.
      These and other similar unforeseen impacts that our operations may have on the environment, as well as exposures to hazardous substances or wastes associated with our operations, could result in costs and liabilities that could materially and adversely affect us.

We may be unable to obtain and renew permits necessary for our operations, which would reduce our production, cash flow and profitability.
      Mining companies must obtain numerous permits that impose strict regulations on various environmental and safety matters in connection with coal mining. These include permits issued by various federal and state agencies and regulatory bodies. The permitting rules are complex and may change over time, making our ability to comply with the applicable requirements more difficult or even impossible, thereby precluding continuing or future mining operations. Private individuals and the public have certain rights to comment upon, submit objections to, and otherwise engage in the permitting process, including through court intervention. Accordingly, the permits we need may not be issued, maintained or renewed, or may not be issued or renewed in a timely fashion, or may involve requirements that restrict our ability to conduct our mining operations. An inability to conduct our mining operations pursuant to applicable permits would reduce our production, cash flow, and profitability.
      Permits under Section 404 of the Clean Water Act are required for coal companies to conduct dredging or filling activities in jurisdictional waters for the purpose of creating slurry ponds, water impoundments, refuse areas, valley fills or other mining activities. The Army Corps of Engineers (the “COE”) is empowered to issue “nationwide” permits for specific categories of filling activity that are determined to have minimal environmental adverse effects in order to save the cost and time of issuing individual permits under Section 404. Nationwide Permit 21 authorizes the disposal of dredge-and-fill material from mining activities into the waters of the United States. On October 23, 2003, several citizens groups sued the COE in the U.S. District Court for the Southern District of West Virginia seeking to invalidate “nationwide” permits utilized by the COE and the coal industry for permitting most in-stream disturbances associated with coal mining, including excess spoil valley fills and refuse impoundments. Although the lower court enjoined the issuance of Nationwide 21 permits, that decision was overturned by the Fourth Circuit Court of Appeals, which concluded that the COE complied with the Clean Water Act in promulgating this permit. Although we had no operations that were immediately impacted or interrupted, the lower court’s decision required us to convert certain current and planned applications for Nationwide 21 permits to applications for individual permits. A similar lawsuit was filed on January 27, 2005 in the U.S. District Court for the Eastern District of Kentucky remains pending, and other lawsuits may be filed in other states where we operate. Although it is not possible to predict the results of the Kentucky litigation, it could adversely affect our Kentucky operations.

We may not be able to implement required public-company internal controls over financial reporting in the required time frame or with adequate compliance, and implementation of the controls will increase our costs.
      Our current operations consist primarily of the assets of our Predecessor and the other operations we have acquired, each of which had different historical operating, financial, accounting and other systems. Due to our rapid growth and limited history operating our acquired operations as an integrated business, our internal control over financial reporting does not currently meet all the standards contemplated by Section 404 of the Sarbanes-Oxley Act that we will eventually be required to meet. Areas of deficiency in our internal control over financial reporting requiring improvement include: documentation of controls and procedures; segregation of duties; timely reconciliation of accounts; methods of reconciling fixed asset accounts; the structure of our general ledger, security systems and testing of our disaster recovery plan for our information technology systems; and the level of experience in public company accounting and periodic reporting matters among our financial and accounting staff. Certain of these deficiencies have resulted in out-of-period adjustments to our financial statements. Although we have determined that such adjustments have been immaterial, continued deficiencies in our internal control over financial reporting may result in future out-of-period adjustments, which could be material and require us to restate our financial statements. In addition, in connection with our integration of the Nicewonder Coal Group’s operations, we will also be required to assess and make any necessary adjustments to the Nicewonder Coal Group’s internal controls and procedures. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent auditors may not be able to certify as to the adequacy of our internal controls over financial reporting. This result may subject us to adverse regulatory consequences, and there could also be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. We could also suffer a loss of confidence in the reliability of our financial statements if our auditors report a material weakness in our internal controls. We will incur incremental costs in order to comply with Section 404, including increased auditing and legal fees and costs associated with hiring additional accounting and administrative staff with experience managing public companies.

Our ability to operate our company effectively could be impaired if we fail to attract and retain key personnel.
      Our ability to operate our business and implement our strategies depends, in part, on the efforts of our executive officers and other key employees. In addition, our future success will depend on, among other factors, our ability to attract and retain other qualified personnel. The successful integration of the Nicewonder Coal Group also requires us to, among other things, retain key employees. Our future performance depends, in part, on our ability to successfully integrate these new employees into our company. The loss of the services of any of our executive officers or other key employees or the inability to attract or retain other qualified personnel in the future could have a material adverse effect on our business or business prospects.
      Certain of our subsidiaries have entered into employment agreements with two of our executive officers — Michael J. Quillen, our Chief Executive Officer, and D. Scott Kroh, one of our Executive Vice Presidents. Each of our other executive officers are employed on an at-will basis. Unless extended, the employment agreements between Messrs. Quillen and Kroh and our subsidiaries terminate on March 11, 2006. When the terms of these agreements expire, we may not be able to renew or extend these employment agreements on terms acceptable to us. In addition, the employment agreements with Mr. Quillen and Mr. Kroh provide that if either executive resigns for “employee cause” (as defined in the applicable agreement), we will be required to pay the executive his earned but unpaid salary through the date of termination, and to continue to pay his then current base salary for the following twelve months, and the executive would be entitled to receive any bonuses payable for prior years, plus the pro rata bonus payable for the current year, at the same time as bonuses are paid to similarly situated employees. The employment agreements with Mr. Quillen and Mr. Kroh provide that a resignation by either executive for “employee cause” includes, among other things, the executive’s resignation during the period beginning three months, and ending nine months following the liquidation or sale by First Reserve of more than 75% of its ownership in ANR Holdings and its affiliates, which would result from First Reserve holding less than approximately 8,460,921 shares of our outstanding common stock after such a sale or liquidation.

A shortage of skilled labor in the Appalachian region could pose a risk to achieving improved labor productivity and competitive costs and could adversely affect our profitability.
      Efficient coal mining using modern techniques and equipment requires skilled laborers, preferably with at least a year of experience and proficiency in multiple mining tasks. In recent years, a shortage of trained coal miners in the Appalachian region has caused us to operate certain units without full staff, which decreases our productivity and increases our costs. For example, during the third quarter of 2005, production at our contractor operations was running approximately 28% behind plan, primarily due to shortages in the supply of labor. If the shortage of experienced labor continues or worsens, it could have an adverse impact on our labor productivity and costs and our ability to expand production in the event there is an increase in the demand for our coal, which could adversely affect our profitability.

Our significant indebtedness could harm our business by limiting our available cash and our access to additional capital and could force us to sell material assets or take other actions to attempt to reduce our indebtedness.
      We are a highly leveraged company. Our financial performance could be affected by our significant indebtedness. At September 30, 2005, we had approximately $261.0 million of indebtedness outstanding, representing 66% of our total capitalization. This indebtedness consisted of $175.0 million principal of our 10% senior notes due 2012, $81.0 million of borrowings under our prior revolving credit facility and $5.0 million of other indebtedness, including $1.6 million of capital lease obligations extending through March 2009, $0.6 million principal amount in variable rate term notes maturing in April 2006 that we incurred in connection with equipment financing and $2.8 million payable to an insurance premium finance company. In addition, under our prior credit facility we had $53.0 million of letters of credit outstanding at September 30, 2005.
      In connection with the Nicewonder Acquisition, we refinanced all outstanding indebtedness under our prior credit facility with a new credit facility, which provides for up to $525.0 million of borrowings, including a $275.0 million revolving credit facility and a $250.0 million term loan. In addition, under the terms of the Nicewonder Acquisition, one of our indirect, wholly-owned subsidiaries issued $221.0 million in promissory installment notes, payable in two installments of which $181.1 million was paid on November 2, 2005 and $39.9 million is due on January 15, 2006. We may also incur additional indebtedness in the future. On a pro forma basis giving effect to the Nicewonder Acquisition and 2005 Financing, including payment of the first installment of the notes issued to the Nicewonder Coal Group sellers, we would have had approximately $525.2 million of indebtedness outstanding as of September 30, 2005, representing 74% of our total capitalization, approximately $65.5 million of letters of credit outstanding and additional borrowing availability of approximately $154.2 million.
      This level of indebtedness could have important consequences to our business. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	make it more difficult to self-insure and obtain surety bonds or letters of credit;

•	limit our ability to enter into new long-term sales contracts;

•	make it more difficult for us to pay interest and satisfy our debt obligations, including our obligations with respect to the notes;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate activities;

•	limit our ability to obtain additional financing to fund future working capital, capital expenditures, research and development, debt service requirements or other general corporate requirements;

•	limit our flexibility in planning for, or reacting to, changes in our business and in the coal industry;

•	place us at a competitive disadvantage compared to less leveraged competitors; and

•	limit our ability to borrow additional funds.
      If our cash flows and capital resources are insufficient to fund our debt service obligations or our requirements under our other long-term liabilities, we may be forced to sell assets, seek additional capital or seek to restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations, including our obligations with respect to the notes, or our requirements under our other long term liabilities. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to sell material assets or operations to attempt to meet our debt service and other obligations. Our new credit facility and the indenture under which our senior notes were issued restrict our ability to sell assets and use the proceeds from the sales. We may not be able to consummate those sales or to obtain the proceeds which we could realize from them and these proceeds may not be adequate to meet any debt service obligations then due. Furthermore, substantially all of our material assets secure our indebtedness under our new credit facility.

Despite our current leverage, we may still be able to incur substantially more debt. This could further exacerbate the risks associated with our significant indebtedness.
      We may be able to incur substantial additional indebtedness in the future. The terms of our new credit facility and the indenture governing our senior notes do not prohibit us from doing so. Our new credit facility provides for a revolving line of credit of up to $275.0 million, of which approximately $154.2 million was available as of September 30, 2005, on a pro forma basis after giving effect to the Nicewonder Acquisition and 2005 Financing, including payment of the first installment of the notes issued to the Nicewonder Coal Group sellers. The addition of new debt to our current debt levels, could increase the related risks that we now face. For example, the spread over the variable interest rate applicable to loans under our credit facility is dependent on our leverage ratio, and it would increase if our leverage ratio increases. Additional drawings under our revolving line of credit could also limit the amount available for letters of credit in support of our bonding obligations, which we will require as we develop and acquire new mines.

The covenants in our credit facility and the indenture governing the notes impose restrictions that may limit our operating and financial flexibility.
      Our new credit facility and the indenture governing our senior notes contain a number of significant restrictions and covenants that limit our ability and our subsidiaries’ ability to, among other things, incur additional indebtedness or enter into sale and leaseback transactions, pay dividends, make redemptions and repurchases of certain capital stock, make loans and investments, create liens, engage in transactions with affiliates and merge or consolidate with other companies or sell substantially all of our assets.
      These covenants could adversely affect our ability to finance our future operations or capital needs or to execute preferred business strategies. In addition, if we violate these covenants and are unable to obtain waivers from our lenders, our debt under these agreements would be in default and could be accelerated by our lenders. If our indebtedness is accelerated, we may not be able repay our debt or borrow sufficient funds to refinance it. Even if we were able to obtain new financing, it may not be on commercially reasonable terms, on terms that are acceptable to us, or at all. If our debt is in default for any reason, our business, financial condition and results of operations could be materially and adversely affected.

Failure to obtain or renew surety bonds on acceptable terms could affect our ability to secure reclamation and coal lease obligations, which could adversely affect our ability to mine or lease coal.
      Federal and state laws require us to obtain surety bonds to secure payment of certain long-term obligations such as mine closure or reclamation costs, federal and state workers’ compensation costs, coal leases and other obligations. These bonds are typically renewable annually. Surety bond issuers and holders may not continue to renew the bonds or may demand additional collateral or other less favorable terms upon those renewals. The ability of surety bond issuers and holders to demand additional collateral or other less favorable terms has increased as the number of companies willing to issue these bonds has decreased over time. Our failure to maintain, or our inability to acquire, surety bonds that are required by state and federal law would affect our ability to secure reclamation and coal lease obligations, which could adversely affect our ability to mine or lease coal. That failure could result from a variety of factors including, without limitation:

•	lack of availability, higher expense or unfavorable market terms of new bonds;

•	restrictions on availability of collateral for current and future third-party surety bond issuers under the terms of our credit facility or the indenture governing our senior notes; and

•	the exercise by third-party surety bond issuers of their right to refuse to renew the surety.

Failure to maintain capacity for required letters of credit could limit our available borrowing capacity under our credit facility, limit our ability to obtain or renew surety bonds and negatively impact our ability to obtain additional financing to fund future working capital, capital expenditure or other general corporate requirements.
      At September 30, 2005, on a pro forma basis giving effect to the Nicewonder Acquisition and 2005 Financing, we would have had approximately $65.5 million of letters of credit in place, of which $60.7 million would have served as collateral for reclamation surety bonds and $4.8 million would have secured miscellaneous obligations. Our new credit facility provides for revolving commitments of up to $275.0 million, all of which can be used to issue additional letters of credit. In addition, obligations secured by letters of credit may increase in the future. Any such increase would limit our available borrowing capacity under our current or future credit facilities and could negatively impact our ability to obtain additional financing to fund future working capital, capital expenditure or other general corporate requirements. Moreover, if we do not maintain sufficient borrowing capacity under our revolving credit facility for additional letters of credit, we may be unable to obtain or renew surety bonds required for our mining operations.

If our assumptions regarding our likely future expenses related to benefits for non-active employees are incorrect, then expenditures for these benefits could be materially higher than we have predicted.
      At the times that we acquired the assets of our Predecessor and acquired companies, the Predecessor and acquired operations were subject to long-term liabilities under a variety of benefit plans and other arrangements with active and inactive employees. We assumed a portion of these long-term obligations. The current and non-current accrued portions of these long-term obligations, as reflected in our consolidated financial statements as of September 30, 2005, included $22.2 million of postretirement medical obligations and $6.5 million of self-insured workers’ compensation obligations, and our accumulated postretirement benefit obligation at December 31, 2004 is $43.8 million. These obligations have been estimated based on assumptions that are described in the notes to our consolidated financial statements included elsewhere in this prospectus. However, if our assumptions are incorrect, we could be required to expend greater amounts than anticipated.
      Several states in which we operate consider changes in workers’ compensation laws from time to time, which, if enacted, could adversely affect us. In addition, if any of the sellers from whom we acquired our operations fail to satisfy their indemnification obligations to us with respect to postretirement claims and retained liabilities, then we could be required to expend greater amounts than anticipated. See “— The inability of the sellers of our Predecessor and acquired companies to fulfill their indemnification obligations to us under our acquisition agreements could increase our liabilities and adversely affect our results of operations.” Moreover, under certain acquisition agreements, we agreed to permit responsibility for black lung claims related to the sellers’ former employees who are employed by us for less than one year after the acquisition to be determined in accordance with law (rather than specifically assigned to one party or the other in the agreements). We believe that the sellers remain liable as a matter of law for black lung benefits for their former employees who work for us for less than one year; however, an adverse ruling on this issue could increase our exposure to black lung benefit liabilities.

Demand for our coal changes seasonally and could have an adverse effect on the timing of our cash flows and our ability to service our existing and future indebtedness.
      Our business is seasonal, with operating results varying from quarter to quarter. We have historically experienced lower sales during winter months primarily due to the freezing of lakes that we use to transport coal to some of our customers. As a result, our first quarter cash flow and profits have been, and may continue to be, negatively impacted. Lower than expected sales by us during this period could have a material adverse effect on the timing of our cash flows and therefore our ability to service our obligations with respect to our existing and future indebtedness.

Our earnings will be reduced in future periods as a result of our issuance of shares of our common stock to members of management as part of the Internal Restructuring.
      As part of the Internal Restructuring, our executive officers and certain other key employees exchanged their interests in ANR Holdings for shares of our common stock and the right to participate in a distribution of the proceeds received by us from the underwriters as a result of the underwriters’ exercise of their over-allotment option in connection with the IPO. As a result, we recorded stock-based compensation expense equal to the fair value of the vested shares issued and distributions paid in the amount of $42.6 million for the nine months ended September 30, 2005. In addition, as a result of the conversion of outstanding options held by members of our management to purchase units of Alpha Coal Management into options to purchase up to 596,985 shares of our common stock in connection with the Internal Restructuring (the “ACM Converted Options”), we recorded stock-based compensation of $0.6 million for the first nine months of 2005. The aggregate amount of stock-based compensation expense and stock-based compensation we recorded in the first nine months of 2005 was $43.2 million, equal to the $42.6 million of expense associated with distributions paid and the vested portions of shares issued in the Internal Restructuring and amortization expense from the unvested portions of shares issued in the Internal Restructuring, and $0.6 million of amortization expense from the ACM Converted Options. In addition, we had deferred stock-based compensation at September 30, 2005 of $18.6 million, including $16.0 million and $2.6 million associated with the unvested portions of shares issued in the Internal Restructuring and the ACM Converted Options, respectively, that we will record as non-cash stock-based compensation expense over the remaining term of the applicable two-year and five-year vesting periods, respectively. The amortization of the deferred stock-based compensation relating to the unvested shares issued in the Internal Restructuring and the ACM converted options over the applicable two-year and five-year vesting periods will result in a non-cash amortization expense in these periods, thereby reducing our earnings in those periods.

Our Sponsors may have significant influence on our company and may have conflicts of interest with us or you in the future.
      The First Reserve Stockholders and persons affiliated with AMCI beneficially own approximately 39% of our outstanding common stock as of November 16, 2005. We refer to First Reserve and to AMCI and its affiliates, collectively, as our “Sponsors.” After this offering, the First Reserve Stockholders will beneficially own approximately 2.87% of our common stock and persons affiliated with AMCI will beneficially own approximately 12.97% of our common stock. If the underwriters exercise in full their option to purchase additional shares, the First Reserve Stockholders will not beneficially own any shares of our common stock and persons affiliated with AMCI will beneficially own approximately 12.27% of our common stock. Our Sponsors are in the business of making investments in companies and they may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. For example, our Sponsors hold a combined 12.6% ownership interest in Foundation Coal Holdings, Inc. (“Foundation”) as of September 30, 2005. These other investments may create competing financial demands on our Sponsors, potential conflicts of interest and require efforts consistent with applicable law to keep the other businesses separate from our operations. Our Sponsors may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. Additionally, our amended and restated certificate of incorporation provides that our Sponsors may compete with us. The designees of the persons affiliated with AMCI on our board of directors, as well as the remaining designee of the First Reserve Stockholders on our board of directors for so long as he continues to serve as a director, will not be required to offer corporate opportunities to us and may take any such opportunities for themselves, other than any opportunities offered to the designees solely in their capacity as one of our directors. So long as our Sponsors continue to own a significant amount of our equity, even if such amount is less than 50%, they will continue to be able to strongly influence or effectively control our decisions. For example, our Sponsors could cause us to make acquisitions that increase our amount of indebtedness or sell revenue-generating assets.

Terrorist attacks and threats, escalation of military activity in response to such attacks or acts of war may negatively affect our business, financial condition and results of operations.
      Terrorist attacks and threats, escalation of military activity in response to such attacks or acts of war may negatively affect our business, financial condition, and results of operations. Our business is affected by general economic conditions, fluctuations in consumer confidence and spending, and market liquidity, which can decline as a result of numerous factors outside of our control, such as terrorist attacks and acts of war. Future terrorist attacks against U.S. targets, rumors or threats of war, actual conflicts involving the United States or its allies, or military or trade disruptions affecting our customers may materially adversely affect our operations and those of our customers. As a result, there could be delays or losses in transportation and deliveries of coal to our customers, decreased sales of our coal and extension of time for payment of accounts receivable from our customers. Strategic targets such as energy-related assets may be at greater risk of future terrorist attacks than other targets in the United States. In addition, disruption or significant increases in energy prices could result in government-imposed price controls. It is possible that any of these occurrences, or a combination of them, could have a material adverse effect on our business, financial condition and results of operations.
Risks Related to the Offering

Future sales of our shares could depress the market price of our common stock.
      The market price of our common stock could decline as a result of sales of a large number of shares of common stock in the market after the offering or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.
      We, each of the selling stockholders and our directors and executive officers have agreed with the underwriters not to sell, dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of our common stock, subject to specified exceptions, during the period from the date of this prospectus continuing through the date that is 90 days after the date of this prospectus, except with the prior written consent of Morgan Stanley & Co. Incorporated, Citigroup Global Markets Inc. and UBS Securities LLC.
      As of November 16, 2005, we had outstanding 64,411,013 shares of common stock. Of those shares, the 17,613,527 shares being offered hereby (including shares subject to the underwriters’ over-allotment option), plus the 33,925,000 shares previously sold in our initial public offering, as well as shares that have been resold since the IPO pursuant to Rules 144 or 701 of the Securities Act or issued by us pursuant to our registration statement on Form S-8, are freely tradeable without restriction or further registration under the Securities Act, except that any shares held by our “affiliates,” as that term is defined under Rule 144, may be sold only in compliance with the limitations of Rule 144. In addition, 9,749,948 shares (assuming the underwriters’ over-allotment option is exercised in full) will be eligible for resale from time to time after the expiration of the 90-day lock-up period, subject to Securities Act restrictions, including those relating to the volume, manner of sale and other conditions of Rule 144, and, in the case of shares owned by management, the conditions of Rule 701 and certain vesting agreements. After the expiration of the 90-day lock-up period, the Sponsors and their affiliates, which will collectively beneficially own

10,199,313 shares after this offering assuming the underwriters’ option is not exercised, will have the ability to cause us to register the resale of their remaining shares.

The market price of our common stock may be volatile, which could cause the value of your investment to decline.
      Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or potential conditions, could reduce market price of our common stock in spite of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors, and in response, the market price of our common stock could decrease significantly. You may be unable to resell your shares of our common stock at or above the offering price.
      Our ability to pay regular dividends to our stockholders is subject to the discretion of our board of directors and may be limited by our holding company structure, the covenants in our debt instruments and applicable provisions of Delaware law.
      As discussed under “Dividend Policy,” we expect to consider a policy of paying quarterly dividends beginning sometime in 2006. Our board of directors may, in its discretion, decide not to adopt this dividend policy or, if adopted, may decrease the level of dividends or subsequently discontinue the payment of dividends entirely. In addition, as a holding company, we will be dependent upon the ability of our direct and indirect subsidiaries to generate earnings and cash flows and distribute them to intermediate parent companies and to us so that we can pay dividends to our stockholders, as well as our obligations and expenses. Our subsidiaries’ ability to make such distributions will be subject to their operating results, cash requirements and financial condition, the applicable laws of the State of Delaware (which may limit the amount of funds available for distribution to equity interest holders), compliance with covenants and financial ratios related to existing or future indebtedness, and other agreements with third parties. If, as a consequence of these various limitations and restrictions, we are unable to generate sufficient distributions from our business, we may not be able to make, or may have to reduce or eliminate, the payment of dividends on our shares.

Provisions in our certificate of incorporation and bylaws may discourage a takeover attempt even if doing so might be beneficial to our shareholders.
      Provisions contained in our certificate of incorporation and bylaws could impose impediments to the ability of a third party to acquire us even if a change of control would be beneficial to our existing shareholders. Provisions of our certificate of incorporation and bylaws impose various procedural and other requirements, which could make it more difficult for stockholders to effect certain corporate actions. For example, our certificate of incorporation authorizes our board of directors to determine the rights, preferences, privileges and restrictions of unissued series of preferred stock, without any vote or action by our stockholders. Thus, our board of directors can authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our common stock. These rights may have the effect of delaying or deterring a change of control of our company, and could limit the price that certain investors might be willing to pay in the future for shares of our common stock. See “Description of Capital Stock.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus contains statements of our expectations, intentions, plans and beliefs that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and are intended to come within the safe harbor protection provided by those sections. These statements, which involve risks and uncertainties, relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies.
      We have used the words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project” and similar terms and phrases, including references to assumptions, in this prospectus to identify forward-looking statements. These forward-looking statements are made based on expectations and beliefs concerning future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, that could cause our actual results to differ materially from those matters expressed in or implied by these forward-looking statements.
      We do not undertake any responsibility to release publicly any revisions to these forward-looking statements to take into account events or circumstances that occur after the date of this prospectus. Additionally, we do not undertake any responsibility to update you on the occurrence of any unanticipated events which may cause actual results to differ from those expressed or implied by the forward-looking statements contained in this prospectus.
      The following factors are among those that may cause actual results to differ materially from our forward-looking statements:

•	market demand for coal, electricity and steel;

•	future economic or capital market conditions;

•	weather conditions or catastrophic weather-related damage;

•	our production capabilities;

•	the consummation of financing, acquisition or disposition transactions and the effect thereof on our business;

•	our ability to successfully integrate the operations we acquired in the Nicewonder Acquisition with our existing operations, and to successfully operate NCI’s highway construction business;

•	our plans and objectives for future operations and expansion or consolidation;

•	our relationships with, and other conditions affecting, our customers;

•	timing of reductions in customer coal inventories;

•	long-term coal supply arrangements;

•	inherent risks of coal mining beyond our control;

•	environmental laws, including those directly affecting our coal mining and production, and those affecting our customers’ coal usage;

•	competition in coal markets;

•	railroad, barge, truck and other transportation performance and costs;

•	availability of mining and processing equipment and parts;

•	our assumptions concerning economically recoverable coal reserve estimates;

•	employee workforce factors;

•	regulatory and court decisions;

•	future legislation and changes in regulations, governmental policies or taxes;

•	changes in post-retirement benefit obligations;

•	our liquidity, results of operations and financial condition; and

•	other factors, including those discussed in “Risk Factors.”
MARKET AND INDUSTRY DATA AND FORECASTS
      In this prospectus, we refer to information regarding the coal industry in the United States and internationally that is available from the World Coal Institute, the U.S. Department of Energy, the National Energy Technology Laboratory, the U.S. Energy Information Administration, Platts Research and Consulting, the International Iron and Steel Institute, Bloomberg L.P., the Bureau of Economic Analysis, Global Energy Advisors and BP Statistical Review. These organizations are not affiliated with us. They are not aware of and have not consented to being named in this prospectus. We believe that this information is reliable. In addition, in many cases we have made statements in this prospectus regarding our industry and our position in the industry based on our experience in the industry and our own investigation of market conditions.
USE OF PROCEEDS
      We will not receive any of the proceeds from the sale of common stock in this offering.
DIVIDEND POLICY
      We do not presently pay dividends on our common stock. We expect to consider a policy of paying quarterly dividends beginning sometime in 2006, initially of between $.02 and $.03 per share, to the holders of our common stock. If adopted, we would expect our board to commence and continue this dividend policy for the foreseeable future subject to (1) our results of operations and the amount of our surplus available to be distributed, (2) dividend availability and restrictions under our credit facility and indenture, (3) the dividend rate being paid by comparable companies in the coal industry, (4) our liquidity needs and financial condition, (5) the level of cash investments we may make in connection with potential future acquisitions and (6) other factors that our board of directors may deem relevant. The terms of our new credit facility and the indenture governing our senior notes restrict our ability to pay dividends to our stockholders. See “Risk Factors — Our ability to pay regular dividends to our stockholders is subject to the discretion of our board of directors and may be limited by our holding company structure, the covenants in our debt instruments and applicable provisions of Delaware law,” and “Risk Factors — The covenants in our credit facility and the indenture governing our senior notes impose restrictions that may limit our operating and financial flexibility.”
PRICE RANGE OF OUR COMMON STOCK
      Trading in our common stock commenced on the New York Stock Exchange on February 15, 2005 under the symbol “ANR”. The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock reported in the New York Stock Exchange consolidated tape.

2005	High	Low

First Quarter	$30.50	$21.65
Second Quarter	29.50	22.00
Third Quarter	32.73	23.83
Fourth Quarter (through December 1, 2005)	30.47	21.79

CAPITALIZATION
      The following table sets forth our cash and cash equivalents and consolidated capitalization as of September 30, 2005 on an actual basis and on a pro forma basis giving effect to the Nicewonder Acquisition and the 2005 Financing, including our repayment on November 2, 2005 of the $181.1 million first installment of the promissory notes we issued to the Nicewonder Coal Group sellers. You should read the information in this table in conjunction with “Unaudited Pro Forma Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto, each included elsewhere in this prospectus.

	As of September 30, 2005

	Actual	Pro Forma

	(In millions)
Cash and cash equivalents	$0.1	$0.1
Debt:
Prior credit facility(1)	81.0	—
New credit facility(2)	—	305.3
10% senior notes due 2012	175.0	175.0
Promissory notes(3)	—	39.9
Other debt(4)	5.0	5.0

Total debt	261.0	525.2

Stockholders’ equity:
Preferred stock — par value $0.01, 10,000,000 shares authorized, no shares issued	—	—
Common stock — par value $0.01, 100,000,000 shares authorized, 62,212,580 shares issued and 64,392,813 shares issued pro forma(5)	0.6	0.6
Additional paid-in-capital	146.4	199.6
Unearned Stock-Based Compensation	(18.6)	(18.6)
Retained Earnings	6.1	4.6

Total stockholders’ equity	134.5	186.2

Total capitalization	$395.5	$711.4

(1)	Our prior credit facility provided for a $50.0 million funded letter of credit facility and a revolving credit facility of up to $125.0 million (under which $50.0 million was available for additional letters of credit). As of September 30, 2005, we had $81.0 million of indebtedness and an additional $53.0 million of letters of credit outstanding under our prior credit facility.

(2)	In connection with the closing of the Nicewonder Acquisition, we consummated the 2005 Financing and terminated our prior credit facility. As of September 30, 2005, on a pro forma basis giving effect to the Nicewonder Acquisition and 2005 Financing, including our repayment on November 2, 2005 of the $181.1 million first installment of the promissory notes we issued to the Nicewonder Coal Group sellers, we would have had approximately $305.3 million of indebtedness and an additional $65.5 million of letters of credit outstanding under our new credit facility, resulting in availability under the new revolving credit facility of approximately $154.2 million. See “Description of Indebtedness — Credit Facility.”

(3)	Includes promissory installment notes issued to the sellers pursuant to the Nicewonder Acquisition by one of our indirect, wholly owned subsidiaries, which are due on January 15, 2006. The first installment of the promissory notes, in the principal amount of $181.1 million, was paid on November 2, 2005.

(4)	Includes $1.6 million of capital lease obligations extending through March 2009, $0.6 million principal amount in variable rate term notes maturing in April 2006 that we incurred in connection with equipment financing and $2.8 million payable to an insurance premium finance company in installments of approximately $1.4 million per month through November of 2005.

(5)	As part of the Nicewonder Acquisition, we issued 2,180,233 shares of our common stock valued at approximately $53.2 million for accounting purposes. For this purpose, the value of the common stock issued was based on the average closing prices of our common stock for the five trading days surrounding October 20, 2005, the date the number of shares to be issued under the terms of the acquisition agreement became fixed without subsequent revision.

UNAUDITED PRO FORMA FINANCIAL INFORMATION
      The following unaudited pro forma financial information has been derived by application of pro forma adjustments to the audited combined financial statements of ANR Fund IX Holdings, L.P. and Alpha NR Holding, Inc. and subsidiaries and to the unaudited interim consolidated condensed financial statements of Alpha Natural Resources, Inc. and subsidiaries included elsewhere in this prospectus. The unaudited pro forma condensed balance sheet data as of September 30, 2005, give effect to the Nicewonder Acquisition and the 2005 Financing, as if each had occurred on September 30, 2005. The unaudited pro forma condensed statement of operations data for the year ended December 31, 2004 and the nine months ended September 30, 2005, give effect to the following events, in each case as if they had occurred on January 1, 2004:

•	the issuance by Alpha Natural Resources, LLC and its wholly-owned subsidiary, Alpha Natural Resources Capital Corp. on May 18, 2004, of $175.0 million principal amount of 10% senior notes due 2012, and our entry into a $175.0 million credit facility on May 28, 2004 (together referred to as the “2004 Financings”);

•	the Internal Restructuring described in Note (1) to the audited combined financial statements of ANR Fund IX Holdings, L.P. and Alpha NR Holding, Inc. and subsidiaries included elsewhere in this prospectus;

•	the IPO;

•	the Nicewonder Acquisition; and

•	the 2005 Financing, including our use of a portion of the proceeds therefrom to repay in full indebtedness outstanding under our prior credit facility and to pay the first installment of the promissory notes we issued to the Nicewonder Coal Group sellers.

      The pro forma adjustments, which are based upon available information and upon assumptions that management believes to be reasonable, are described in the accompanying notes.
      The unaudited pro forma consolidated financial information is for informational purposes only, should not be considered indicative of actual results that would have been achieved had the transactions actually been consummated on the dates indicated and do not purport to be indicative of results of operations or financial position as of any future date or for any future period. The unaudited pro forma consolidated financial information should be read in conjunction with “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and the related notes included elsewhere in this prospectus.

ALPHA NATURAL RESOURCES, INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET DATA
September 30, 2005

		Nicewonder		2005
	Historical(1)	Acquisition		Financing		Pro Forma

	(In thousands, except share and per share amounts)
ASSETS
Current assets	$280,095	$21,526	(2)	$—		$301,621
Property, plant and equipment, net	267,481	280,094	(2)	—		547,575
Goodwill	18,641	6,885	(2)	—		25,526
Other intangibles, net	560	26,106	(2)	—		26,666
Deferred income taxes	19,616	—	(9)	—		19,616
Other assets	35,705	—		8,000	(7)	42,205
	—	—		(1,500	)(7)	—

Total assets	$622,098	$334,611		$6,500		$963,209

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities	$154,495	$11,526	(2)	$—		$211,721
		5,800	(3)
		221,000	(5)	(181,100	)(8)
Long-term debt, net of current portion	257,163	35,200	(4)	189,100	(8)	481,463
Workers’ compensation benefits	5,113	—		—		5,113
Postretirement medical benefits	22,226	—		—		22,226
Asset retirement obligation	34,284	7,900	(2)	—		42,184
Deferred gains on sale of property interests	5,166	—		—		5,166
Deferred income taxes	—	—	(9)	—		—
Other liabilities	9,178	—		—		9,178

Total liabilities	487,625	281,426		8,000		777,051

Stockholders’ equity
Preferred stock — par value $0.01, 10,000,000 shares authorized, none issued	—	—		—		—
Common stock — par value $0.01, 100,000,000 shares authorized, 62,212,580 shares issued and outstanding, 64,392,813 shares issued and outstanding pro forma	622	22	(6)	—		644
Additional paid-in capital	146,372	53,163	(6)	—		199,535
Unearned stock-based compensation	(18,623)	—		—		(18,623)
Retained earnings	6,102	—		(1,500	)(7)	4,602

Total stockholders’ equity	134,473	53,815		(1,500)		186,158

Total liabilities and stockholders’ equity	$622,098	$334,611		$6,500		963,209

(1)	Reflects the consolidated condensed balance sheet of Alpha Natural Resources, Inc. and subsidiaries as of September 30, 2005.

(2)	Reflects the estimated fair value of the net assets acquired from The Combined Entities of The Nicewonder Coal Group as shown in the table below. The Nicewonder Coal Group had equipment financing indebtedness of $41.3 million as of September 30, 2005, all of which was repaid prior to the closing of the Nicewonder Acquisition. The aggregate purchase price of the Nicewonder Acquisition was $315.2 million, consisting of cash at closing in the amount of $35.2 million, a cash tax payment of $1.9 million to be made to the sellers in April 2006, estimated transaction costs of $3.9 million, installment promissory notes issued to the sellers in the aggregate principal amount of $221.0 million, $181.1 million of which was paid on November 2, 2005, with the remaining $39.9 million due on January 15, 2006, and 2,180,233 shares of our common stock valued at approximately $53.2 million for accounting purposes.

(In thousands)
Current assets	$21,526
Property, plant and equipment	280,094
Other intangibles	26,106
Goodwill	6,885

Total assets acquired	334,611

Current liabilities	11,526
Asset retirement obligation	7,900

Total liabilities assumed	19,426

Net assets acquired	$315,185

The purchase price allocation is based on preliminary estimates of the fair values of the assets acquired and liabilities assumed, and we have initiated a study to evaluate the fair values of the assets and liabilities. Fair market value adjustments reflected in the pro forma financial statements may be subject to revisions and adjustments pending finalization of the evaluation.

(3)	Reflects a cash tax payment of $1.9 million to be made to the sellers in April 2006 and estimated transaction costs of $3.9 million.

(4)	Reflects borrowings under our new credit facility revolver to pay the $35.2 million of cash paid to the sellers at the closing of the Nicewonder Acquisition.

(5)	Reflects the issuance of notes payable to the Nicewonder Coal Group sellers.

(6)	Reflects the issuance of 2,180,233 shares to the Nicewonder Coal Group sellers at a value of $24.39 per share. For this purpose, the value was based on the average closing prices of our common stock for the five trading days surrounding October 20, 2005, the date the number of shares to be issued under the terms of the acquisition agreement became fixed without subsequent revision.

(7)	Reflects $8.0 million of estimated deferred financing costs associated with the 2005 Financings and the write-off of $1.5 million of the unamortized balance of the deferred financing costs related to our existing revolver.

(8)	Reflects the issuance of the $250.0 million seven-year term loan, the draw on our new revolver of $55.3 million, the repayment of the first installment of the seller notes in the amount of $181.1 million, the repayment of $81.0 million of our prior revolver, and the payment of $35.2 million due to the sellers at the closing of the Nicewonder Acquisition.

(9)	The pro forma balance sheet reflects a pro forma adjustment to record a deferred tax liability of $22.0 million due to the excess of financial accounting basis for the assets of the acquired companies over their tax basis. The pro forma balance sheet also reflects an adjustment to reverse previously recorded valuation allowance of $22.0 million due to changes in the estimate of the future realizability of our existing deferred tax assets, which offsets the net deferred tax liability recorded on the acquisition. The change in the estimate of the future realizability of the existing deferred tax assets is based upon the expectation of future taxable income from the reversal of the acquired deferred tax liability. We are completing a comprehensive analysis of the recoverability of our deferred tax assets, and such analysis may result in adjustments to the valuation allowance with an offsetting adjustment to goodwill.

ALPHA NATURAL RESOURCES, INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA STATEMENT OF OPERATIONS DATA
For the year ended December 31, 2004

		2004	Internal			Nicewonder	2005
		Financings	Restructuring	Subtotal		Acquisition	Financing	Total
	Historical	Pro Forma	Pro Forma	Pro Forma		Pro Forma	Pro Forma	Pro Forma

	(1)	(2)	(3)			(4)	(5)
	(In thousands, except share and per share amounts)
Total revenues	$1,252,702	$—	$—	$1,252,702		$144,613	$—	$1,397,315

Costs and expenses:
Operating costs (exclusive of items shown separately below(6)	1,084,453	—	—	1,084,453		104,421	—	1,188,874
Depreciation, depletion and amortization	55,261	—	—	55,261		51,000	—	106,261
Selling, general and administrative expenses	43,881	—	—	43,881		2,973	—	46,854

Total costs and expenses	1,183,595	—	—	1,183,595		158,394	—	1,341,989

Income (loss) from operations	69,107	—	—	69,107		(13,781)	—	55,326

Other income (expense):
Interest expense	(20,041)	(2,697)	—	(22,738)		(1,351)	(13,808)	(37,897)
Interest income	531	—	—	531		161	—	692
Miscellaneous income (expense), net	722	—	—	722		(278)	—	444

Total other income (expense), net	(18,788)	(2,697)	—	(21,485)		(1,468)	(13,808)	(36,761)

Income (loss) from continuing operations before income taxes and minority interest	50,319	(2,697)	—	47,622		(15,249)	(13,808)	18,565
Income tax expense (benefit)	5,150	(1,025)	9,806	13,931		(5,795)	(5,247)	2,889
Minority interest	22,781	—	(22,781)	—		—		—

Income (loss) from continuing operations	$22,388	(1,672)	12,975	33,691		(9,454)	(8,561)	15,676

Pro forma income from continuing operations per share:
Basic				$0.55	(7)			$0.25	(8)
Diluted				$0.54	(7)			$0.24	(8)
Weighted average shares outstanding:
Basic				60,867,650	(7)			63,047,883	(8)
Diluted				62,409,586	(7)			64,589,819	(8)

(1)	Reflects the combined results of operations of ANR Fund IX Holdings, L.P. and Alpha NR Holdings, Inc. and subsidiaries for the year ended December 31, 2004.

(2)	Represents pro forma interest expense, net of income taxes at the statutory rate of 38%, resulting from the 2004 Financings as shown in the table below (In thousands):

Notes payable	$228	Reflects interest at a fixed rate of 3.55% on an average balance of $7.2 million.
Equipment financing	101	Reflects pro forma interest expense at a fixed rate of 4.79% on an estimated average balance of $2.1 million.
Senior notes	17,500	Reflects pro forma interest expense at a fixed rate of 10% on our senior notes.

Funded revolver	1,111	Reflects pro forma interest at LIBOR of 1.52% plus 2.75% on an estimated average balance of $26.0 million.
Letter of credit fees	1,563	Reflects fees at the fixed rate of 3.1% on $50.0 million letters of credit outstanding under our funded letter of credit facility.
Commitment fees	495	Reflects commitment fees at 0.50% on an estimated $99.0 million average available balance.

Total cash interest expense	20,998
Amortization of deferred loan costs	1,740	Reflects deferred financing costs of $11.7 million amortized over approximately 7 years.

Total pro forma interest expense	22,738
Less: historical interest expense	(20,041)

Adjustment to interest expense	$2,697

(3)	Reflects the elimination of minority interest and related income tax effects as a result of the Internal Restructuring.

(4)	Represents the pro forma results of operations of The Nicewonder Coal Group for the year ended December 31, 2004 as if the Nicewonder Acquisition had occurred on January 1, 2004 (In thousands):

	Nicewonder			Nicewonder
	Coal Group	Pro Forma		Coal Group
	Historical(a)	Adjustments		Pro Forma

Total revenues	$144,613	$—		$144,613

Costs and expenses:
Operating costs (exclusive of items shown separately below)	103,958	463	(b)	104,421
Depreciation, depletion and amortization	11,336	39,664	(c)	51,000
Selling, general and administrative expenses	2,973	—		2,973

Total costs and expenses	118,267	40,127		158,394

Income (loss) from operations	26,346	(40,127)		(13,781)

Other income (expense):
Interest expense	(1,351)	—		(1,351)
Interest income	161	—		161
Miscellaneous income (expense), net	(278)	—		(278)

Total other income (expense), net	(1,468)	—		(1,468)

Income (loss) from continuing operations before income taxes	24,878	(40,127)		(15,249)
Income tax expense (benefit)	—	(5,795	)(d)	(5,795)

Income (loss) from continuing operations	$24,878	$(34,332)		$(9,454)

(a)	Reflects the results of operations of The Combined Entities of The Nicewonder Coal Group for the year ended December 31, 2004.
(b)	Reflects the estimated cost of providing retiree medical coverage to the production employees under Alpha’s employee benefit plan.
(c)	Reflects the additional charge for depreciation, depletion and amortization arising from purchase accounting.
(d)	Reflects the benefit of income taxes computed at the combined federal and state statutory rate of 38% on pro forma net loss of $15.2 million. The Combined Entities of the Nicewonder Coal Group were all pass-through entities for income tax purposes before the acquisition. Accordingly, the pro forma presentation computes income taxes on the pro forma loss before income taxes.

(5)	Represents pro forma interest expense, net of income taxes at the statutory rate of 38%, resulting from the 2005 Financing as shown in the table below (In thousands):

Notes payable	$228	Reflects interest on an average balance of $7.2 million.
Equipment financing	101	Reflects interest on an estimated average balance of $2.0 million.
Senior notes	17,500	Reflects interest at a fixed rate of 10% on our senior notes.
Funded revolver	615	Reflects interest at a variable rate of 6.15% on an estimated balance of $10.0 million.
Term loan	14,250	Reflects interest at a variable rate of 5.7% on a balance of $250.0 million.
Letter of credit fees	1,860	Reflects fees at the fixed rate of 3.1% on an estimated $60.0 million stated amount of letters of credit outstanding.
Commitment fees	1,025	Reflects commitment fees at the fixed rate of 0.50% on a estimated average available balance of $205.0 million.

Total cash interest expense	35,579
Amortization of deferred loan costs	2,318

Total pro forma interest	37,897
Less: historical interest expense	(24,089)

Adjustment to interest expense	$13,808

(6)	Operating expenses include cost of coal sales, freight and handling costs and the costs of other revenues.

(7)	Earnings per share and the related weighted shares outstanding reflect the additional pro forma effect of our issuance of 33,925,000 shares of our common stock in our IPO on February 18, 2005 as if that occurred at the beginning of 2004. See footnote (2) in “Prospectus Summary — Alpha Summary Historical and Pro Forma Financial Data” for an explanation of the calculation of our earnings per share and the related weighted shares outstanding.

(8)	Earnings per share and the related weighted shares outstanding reflect the additional pro forma, as adjusted effect of our issuance of 33,925,000 shares of our common stock in our IPO on February 18, 2005 as if that occurred at the beginning of 2004. See footnote (2) in “Prospectus Summary — Alpha Summary Historical and Pro Forma Financial Data” for an explanation of the calculation of our earnings per share and the related weighted shares outstanding.

ALPHA NATURAL RESOURCES, INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA STATEMENT OF OPERATIONS DATA
For the nine months ended September 30, 2005

						Nicewonder	2005
			Internal			Acquisition	Financing
	Historical		Restructuring	Subtotal		Pro Forma	Pro Forma	Total
	(1)		(2)	Pro Forma		(3)	(4)	Pro Forma

	(In thousands, except share and per share amounts)
Total revenues	$1,127,480			$1,127,480		$156,855	$—	$1,284,335

Costs and expenses:
Operating costs (exclusive of items shown separately below)(5)	961,276		—	961,276		102,680	—	1,063,956
Depreciation, depletion and amortization	45,521		—	45,521		38,260	—	83,781
Selling, general and administrative expenses	74,924		—	74,924		2,668	—	77,592

Total costs and expenses	1,081,721		—	1,081,721		143,608	—	1,225,329

Income from operations	45,759		—	45,759		13,247	—	59,006

Other income (expense):
Interest expense	(19,400)		—	(19,400)		(1,593)	(9,867)	(30,860)
Interest income	675		—	675		302	—	977
Miscellaneous income, net	40		—	40		92	—	132

Total other income (expense), net	(18,685)		—	(18,685)		(1,199)	(9,867)	(29,751)

Income from continuing operations before income taxes and minority interest	27,074		—	27,074		12,048	(9,867)	29,255
Income tax expense (benefit)	15,141		778	15,919		4,578	(3,749)	16,748
Minority interest	2,918		(2,918)	—		—		—

Income from continuing operations	$9,015		$2,140	$11,155		$7,470	$(6,118)	$12,507

Net income from continuing operations per share, as adjusted:
Basic and diluted:
Income from continuing operations	$0.17	(6)		$0.18	(6)			$0.20	(7)

Weighted average shares outstanding
Basic	53,184,066	(6)		61,092,832	(6)			63,273,065	(7)
Diluted	53,566,469	(6)		61,677,221	(6)			63,857,454	(7)

(1)	Reflects the consolidated results of operations of Alpha Natural Resources, Inc. and subsidiaries for the nine months ended September 30, 2005.

(2)	Reflects the elimination of minority interest and related income tax effects as a result of the Internal Restructuring.

(3)	Represents the pro forma results of operations of the Nicewonder Coal Group for the nine months ended September 30, 2005, as if the Nicewonder Acquisition had occurred on January 1, 2004 (in thousands):

	Historical	Pro forma
	(a)	Adjustments		Pro forma

Total revenues	$156,855	$—		$156,855

Costs and expenses:
Operating costs (exclusive of items shown separately below)	102,333	347	(b)	102,680
Depreciation, depletion and amortization	10,340	27,920	(c)	38,260
Selling, general and administrative expenses	2,668	—		2,668

Total costs and expenses	115,341	28,267		143,608

Income from operations	41,514	(28,267)		13,247

Other income (expense):
Interest expense	(1,593)	—		(1,593)
Interest income	302	—		302
Miscellaneous income, net	92	—		92

Total other income (expense), net	(1,199)	—		(1,199)

Income from continuing operations before income taxes	40,315	(28,267)		12,048
Income tax expense	—	4,578	(d)	4,578

Income from continuing operations	$40,315	$(32,845)		$7,470

(a)	Reflects the results of operations of The Combined Entities of The Nicewonder Coal Group for the nine months ended September 30, 2005

(b)	Reflects the estimated cost of providing retiree medical coverage to the production employees under Alpha’s employee benefit plan.

(c)	Reflects the additional charge for depreciation, depletion and amortization arising from purchase accounting.

(d)	The Combined Entities of The Nicewonder Coal Group were all pass-through entities for income tax purposes before the acquisition. Accordingly, the pro forma presentation reflects income taxes computed at the combined federal and state statutory rate of 38% on pro forma pre-tax income.

(4)	Represents pro forma interest expense for the nine months ended September 30, 2005, net of income taxes at the statutory rate of 38%, resulting from our 2005 Refinancing as shown in the table below (in thousands):

Notes payable	$256	Reflects interest on an average balance of $9.0 million.
Equipment financing	215	Reflects interest on an average balance of $2.8 million.
Senior notes	13,375	Reflects interest expense at a fixed rate of 10% on our senior notes.
Funded revolver	2,491	Reflects interest at a variable rate of 6.15% on an estimated balance of $54.0 million.
Term loan	10,688	Reflects interest at a variable rate of 5.7% on a balance of $250.0 million.
Letter of credit fees	1,511	Reflects fees at the fixed rate of 3.1% on an estimated balance of $65.0 million.
Commitment fees	585	Reflects fees at the fixed rate of .5% on an estimated $156.0 million average available balance.

Total cash interest expense	29,121
Amortization of deferred loan costs	1,739

Total pro forma interest	30,860
Less: interest as recorded	(20,993)

Adjustment to interest expense	$9,867

(5)	Operating expenses include cost of coal sales, freight and handling costs and the costs of other revenues.

(6)	Earnings per share and the related weighted shares outstanding reflect the additional pro forma effect of our issuance of 33,925,000 shares of our common stock in our IPO on February 18, 2005 as if that occurred at the beginning of 2004. See footnote (2) in “Prospectus Summary — Alpha Summary Historical and Pro Forma Financial Data” for an explanation of the calculation of our earnings per share and the related weighted shares outstanding.

(7)	Earnings per share and the related weighted shares outstanding reflect the additional pro forma, as adjusted effect of our issuance of 33,925,000 shares of our common stock in our IPO on February 18, 2005 as if that occurred at the beginning of 2004. See footnote (2) in “Prospectus Summary — Alpha Summary Historical and Pro Forma Financial Data” for an explanation of the calculation of our earnings per share and the related weighted shares outstanding.

SELECTED HISTORICAL FINANCIAL DATA
      The following table presents selected financial and other data about us and our Predecessor for the most recent five fiscal years and the first six months of 2005 and 2004. The selected historical financial data as of December 31, 2004 and 2003, for the years ended December 31, 2004 and 2003, and for the period from December 14, 2002 to December 31, 2002, have been derived from the combined financial statements of ANR Fund IX Holdings, L.P. and Alpha NR Holding, Inc. and subsidiaries and the related notes, included elsewhere in this prospectus, which have been audited by KPMG, an independent registered public accounting firm. The selected historical financial data as of December 31, 2002 have been derived from the audited combined balance sheet of ANR Fund IX Holdings, L.P. and Alpha NR Holding, Inc. and subsidiaries not included in this prospectus. The selected historical financial data for the period from January 1, 2002 through December 13, 2002 (the “Predecessor Period”) have been derived from our Predecessor’s combined financial statements included elsewhere in this prospectus, which have been audited by KPMG. The selected historical financial data as of December 31, 2001 and 2000, and for the years ended December 31, 2001 and 2000 have been derived from our Predecessor’s audited combined financial statements not included in this prospectus. The selected historical financial data as of September 30, 2005 and for the nine months ended September 30, 2005 and 2004, have been derived from the unaudited consolidated condensed interim financial statements of Alpha NR Holding, Inc. and subsidiaries, and the related notes, included elsewhere in this prospectus. Our historical financial statements have been restated to report the disposition of NKC as discontinued operations. You should read the following table in conjunction with the financial statements, the related notes to those financial statements, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

								Alpha Natural
				ANR Fund IX Holdings, L.P. and Alpha NR Holding, Inc.				Resources, Inc. and
	Predecessor			and Subsidiaries				Subsidiaries

	Years Ended		January 1,	December 14,			Nine Months	Nine Months
	December 31,		2002 to	2002 to	Year Ended	Year Ended	Ended	Ended
			December 13,	December 31,	December 31,	December 31,	September 30,	September 30,
	2000	2001	2002	2002	2003	2004	2004	2005

							(Unaudited)	(Unaudited)
	(In thousands, except per share amounts)
Statement of Operations Data:
Revenues:
Coal revenues	$226,653	$227,237	$154,715	$6,260	$694,591	$1,079,733	$801,021	$982,383
Freight and handling revenues	25,470	25,808	17,001	1,009	73,800	141,100	102,846	126,650
Other revenues	5,601	8,472	6,031	101	13,458	31,869	20,440	18,447

Total revenues	257,724	261,517	177,747	7,370	781,849	1,252,702	924,307	1,127,480

Costs and expenses:
Cost of coal sales (exclusive of items shown separately below)	224,230	219,545	158,924	6,268	626,265	920,359	668,887	818,299
Freight and handling costs	25,470	25,808	17,001	1,009	73,800	141,100	102,846	126,650
Cost of other revenues	4,721	8,156	7,973	120	12,488	22,994	14,942	16,327
Depreciation, depletion and amortization	7,890	7,866	6,814	274	35,385	55,261	38,883	45,521
Selling, general and administrative expenses (exclusive of depreciation and amortization shown separately above)	8,543	9,370	8,797	471	21,926	43,881	35,786	74,924
Costs to exit business	26,937	3,500	25,274	—	—	—	—	—

Total costs and expenses	297,791	274,245	224,783	8,142	769,864	1,183,595	861,344	1,081,721

Refund of federal black lung excise tax	—	16,213	2,049	—	—	—	—	—
Other operating income, net	57	94	1,430	—	—	—	—	—

Income (loss) from operations	(40,010)	3,579	(43,557)	(772)	11,985	69,107	62,963	45,759

Other income (expense):
Interest expense	—	—	(35)	(203)	(7,848)	(20,041)	(14,497)	(19,400)
Interest income	2,263	1,993	2,072	6	103	531	331	675
Miscellaneous income	4,215	1,250	—	—	574	722	517	40

Total other income (expense), net	6,478	3,243	2,037	(197)	(7,171)	(18,788)	(13,649)	(18,685)

Income (loss) before income taxes and minority interest	(33,532)	6,822	(41,520)	(969)	4,814	50,319	49,314	27,074
Income tax expense (benefit)	(13,545)	(1,497)	(17,198)	(334)	898	5,150	15,852	15,141
Minority interest	—	—	—	—	1,164	22,781	22,335	2,918

Income (loss) from continuing operations	(19,987)	8,319	(24,322)	(635)	2,752	22,388	21,127	9,015
Discontinued operations	—	—	—	—	(490)	(2,373)	(2,227)	(214)

Net income (loss)	$(19,987)	$8,319	$(24,322)	$(635)	$2,262	$20,015	$18,900	$8,801

								Alpha Natural
				ANR Fund IX Holdings, L.P. and Alpha NR Holding,				Resources, Inc.
	Predecessor			Inc. and Subsidiaries				and Subsidiaries

	Years Ended		January 1,	December 14,			Nine Months	Nine Months
	December 31,		2002 to	2002 to	Year Ended	Year Ended	Ended	Ended
			December 13,	December 31,	December 31,	December 31,	September 30,	September 30,
	2000	2001	2002	2002	2003	2004	2004	2005

							(Unaudited)	(Unaudited)
	(In thousands, except per share amounts)
Earnings per share data(1):
Net income (loss) per share, as adjusted
Basic and diluted:
Income from continuing operations					$0.19	$1.52	$1.43	$0.17
Loss from discontinued operations					(0.04)	(0.16)	(0.15)	(0.01)

Net income per basic and diluted share					$0.15	$1.36	$1.28	$0.16

Pro forma net income (loss) per share
Income from continuing operations					$0.02	$0.55	$0.53	$0.18
Loss from discontinued operations					(0.01)	(0.06)	(0.06)	—

Net income (loss) per basic share					$0.01	$0.49	$0.47	$0.18

Pro forma net income (loss) per diluted share
Income from continuing operations					$0.02	$0.54	$0.52	$0.18
Loss from discontinued operations					(0.01)	(0.07)	(0.06)	—

Net income (loss) per basic share					$0.01	$0.47	$0.46	$0.18

Balance sheet data (at period end):
Cash and cash equivalents	$185	$175	$88	$8,444	$11,246	$7,391		$111
Operating and working capital	(26,634)	(22,958)	(4,268)	(12,223)	32,714	56,257		125,600
Total assets	130,608	139,467	156,328	108,442	379,336	477,121		622,098
Notes payable and long-term debt, including current portion	—	—	—	25,743	84,964	201,705		261,024
Stockholders’ equity and partners’ capital (deficit)	(142,067)	(136,593)	(132,997)	23,384	86,367	45,933		134,473
Statement of cash flows data:
Net cash provided by (used in):
Operating activities	$20,659	$10,655	$(13,816)	$(295)	$54,104	$106,776	$99,247	$21,624
Investing activities	(8,564)	(9,203)	(22,054)	(38,893)	(100,072)	(86,202)	(67,235)	(93,390)
Financing activities	(12,106)	(1,462)	35,783	47,632	48,770	(24,429)	(27,447)	64,486
Capital expenditures	9,127	10,218	21,866	960	27,719	72,046	52,984	95,919

(1)	Basic earnings per share is computed by dividing net income or loss by the weighted average number of shares of common stock outstanding during the periods. Diluted earnings per share is computed by dividing net income or loss by the weighted average number of shares of common stock and dilutive common stock equivalents outstanding during the periods. Common stock equivalents include the number of shares issuable on exercise of outstanding options less the number of shares that could have been purchased with the proceeds from the exercise of the options based on the average price of common stock during the period.

We have disclosed for informational purposes two sets of earnings per share data:

Net Income (Loss) Per Share, as Adjusted

The first set of earnings per share data is labeled “net income (loss) per share, as adjusted.” The numerator for purposes of computing basic and diluted net income (loss) per share, as adjusted, includes the reported net income (loss) and a pro forma adjustment for income taxes to reflect the pro forma income taxes for ANR Fund IX Holdings, L.P.’s portion of reported pre-tax income (loss), which would have been recorded if the issuance of the shares of common stock received by the First Reserve Stockholders in exchange for their ownership in ANR Holdings in connection with the Internal Restructuring had occurred as of January 1, 2003. For purposes of the computation of basic and diluted net income (loss) per share, as adjusted, the pro forma adjustment for income taxes only applies to the percentage interest owned by ANR Fund IX Holding, L.P., the non-taxable First Reserve Stockholder. No pro forma adjustment for income taxes is required for the percentage interest owned by Alpha NR Holding, Inc., the taxable First Reserve Stockholder, because income taxes have already been recorded in the historical results of operations. Furthermore, no pro forma adjustment to reported net income (loss) is necessary subsequent to February 11, 2005 because Alpha Natural Resources, Inc. is subject to income taxes.

The denominator for purposes of computing basic net income (loss) per share, as adjusted, reflects the retroactive impact of the common shares received by the First Reserve Stockholders in exchange for their ownership in ANR Holdings in connection with the Internal Restructuring on a weighted-average outstanding share basis as being outstanding as of January 1, 2003. The common shares issued to the minority interest owners of ANR Holdings in connection with the Internal Restructuring, including the immediately vested shares granted to management, have been reflected as being outstanding as of February 11, 2005 for purposes of computing the basic net income (loss) per share, as adjusted. The unvested shares granted to management on February 11, 2005 that vest monthly over the two-year period from January 1, 2005 to December 31, 2006 are included in the basic net income (loss) per share, as adjusted, computation as they vest on a weighted-average outstanding share basis starting on February 11, 2005. The 33,925,000 new shares issued in connection with the IPO have been reflected as being outstanding since February 14, 2005, the date of the IPO, for purposes of computing the basic net income (loss) per share, as adjusted.

The unvested shares issued to management are considered options for purposes of computing diluted net income (loss) per share, as adjusted. Therefore, for diluted purposes, all remaining unvested shares granted to management are added to the denominator subsequent to February 11, 2005 using the treasury stock method, if the effect is dilutive. In addition, the treasury stock method is used for outstanding stock options, if dilutive, beginning with the November 10, 2004 grant of options to management to purchase units in Alpha Coal Management that were automatically converted into options to purchase up to 596,985 shares of our common stock at an exercise price of $12.73 per share.

The computations of basic and diluted net income (loss) per share, as adjusted, are set forth below:

			Nine Months Ended
	Years Ended December 31,		September 30,

	2003	2004	2004	2005

	(In thousands, except share and per share data)
Numerator:
Reported income from continuing operations	$2,752	$22,388	$21,127	$9,015
Deduct: Income tax effect of ANR Fund IX Holdings, L.P. income from continuing operations prior to Internal Restructuring	(138)	(1,149)	(1,124)	(91)

Income from continuing operations, as adjusted	2,614	21,239	20,003	8,924

Reported loss from discontinued operations	$(490)	$(2,373)	$(2,227)	$(214)
Add: Income tax effect of ANR Fund IX Holdings, L.P. income from discontinued operations prior to Internal Restructuring	27	149	139	2

Loss from discontinued operations, as adjusted	(463)	(2,224)	(2,088)	(212)

Net income, as adjusted	$2,151	$19,015	$17,915	$8,712

Denominator:
Weighted average shares — basic	13,998,911	13,998,911	13,998,911	53,184,066
Dilutive effect of stock options and restricted stock grants	—	—	—	382,403
Weighted average shares — diluted	13,998,911	13,998,911	13,998,911	53,566,469

Net income per basic share, as adjusted:
Income from continuing operations	$0.19	$1.52	$1.43	$0.17
Income (loss) from discontinued operations	(0.04)	(0.16)	(0.15)	(0.01)

Net income	$0.15	$1.36	$1.28	$0.16

Net income per diluted share, as adjusted:
Income from continuing operations	$0.19	$1.52	$1.43	$0.17
Income (loss) from discontinued operations	(0.04)	(0.16)	(0.15)	(0.01)

Net income	$0.15	$1.36	$1.28	$0.16

Pro Forma Net Income (Loss) Per Share

The second set of earnings per share data is labeled “pro forma net income (loss) per share.” The numerator for purposes of computing basic and diluted pro forma net income (loss) per share is based on “net income, as adjusted” (as calculated above) and pro forma adjustments to reflect the impact of:

(i)	the add back of minority interest for each period presented, because the ownership held by the minority interest owners of ANR Holdings were exchanged for shares of our common stock as part of the Internal Restructuring;

(ii)	the additional income taxes that would have been incurred by us on the minority interest added back; and

(iii)	the issuance of $175,000 principal amount of 10% senior notes due 2012 by our subsidiaries Alpha Natural Resources, LLC and Alpha Natural Resources Capital Corp. and the entry by Alpha Natural Resources, LLC into a $175,000 credit facility in May 2004, in connection with the 2004 Financings, as if these transactions had occurred on January 1, 2003.

No pro forma adjustment to reported net income (loss) is necessary subsequent to February 11, 2005.

The denominator for purposes of computing basic pro forma net income (loss) per share reflects:

(i)	the retroactive impact of the common shares received by the First Reserve Stockholders in exchange for their ownership in ANR Holdings in connection with the Internal Restructuring on a weighted-average outstanding share basis as being outstanding as of January 1, 2003;

(ii)	the retroactive impact of the common shares issued to the minority interest owners of ANR Holdings in connection with the Internal Restructuring, including the immediately vested shares granted to management, on a weighted-average outstanding share basis as being outstanding as of January 1, 2003;

(iii)	the unvested shares granted to management that vest over the two-year period from January 1, 2005 to December 31, 2006, which have been included in the basic computation on a weighted-average outstanding share basis based on the monthly vesting beginning as of January 1, 2005; and

(iv)	the retroactive impact of the 33,925,000 new shares issued in connection with the IPO on a weighted-average outstanding share basis as being outstanding as of January 1, 2003 since 100% of the net proceeds from the IPO was distributed to the previous owners of ANR Holdings.

The unvested shares issued to management are considered options for purposes of computing diluted pro forma net income (loss) per share. Therefore, for diluted purposes, all remaining unvested shares granted to management would be added to the denominator as of January 1, 2003 using the treasury stock method, if the effect is dilutive. In addition, the treasury stock method would be used for outstanding stock options, if dilutive, beginning with the November 10, 2004 grant of options to management to purchase units in Alpha Coal Management that were automatically converted into options to purchase up to 596,985 shares of our common stock at an exercise price of $12.73 per share.

The computations of basic and diluted pro forma net income (loss) per share, are set forth below:

			Nine Months Ended
	Years Ended December 31,		September 30,

	2003	2004	2004	2005

	(In thousands, except share and per share data)
Numerator:
Income from continuing operations, as adjusted	$2,614	$21,239	$20,003	$8,924
Add: Minority interest in income from continuing operations, net of income tax effect	2,822	14,124	13,848	2,231
Add: Pro forma effects related to the 2003 Acquisitions, net of income taxes(1)	3,507	—	—	—
Deduct: Pro forma effects of the 2004 Financings, net of income taxes	(7,728)	(1,672)	(1,614)	—

Pro forma income from continuing operations	1,215	33,691	32,237	11,155

Loss from discontinued operations, as adjusted	$(463)	$(2,224)	$(2,088)	$(212)
Add: Minority interest in income (loss) from discontinued operations, net of income tax effect	(216)	(1,830)	(1,719)	(55)

Pro forma loss from discontinued operations	(679)	(4,054)	(3,807)	(267)

Pro forma net income	$536	$29,637	$28,430	$10,888

Denominator:
Weighted average shares — basic	60,867,650	60,867,650	60,867,650	61,092,832
Dilutive effect of stock options and restricted stock grants	1,541,936	1,541,936	379,183	584,389

Weighted average shares — diluted	62,409,586	62,409,586	61,246,833	61,677,221

Pro forma net income per basic share:
Income from continuing operations	$0.02	$0.55	$0.53	$0.18
Income (loss) from discontinued operations	(0.01)	(0.06)	(0.06)	—

Net income	$0.01	$0.49	$0.47	$0.18

Pro forma net income per diluted share:
Income from continuing operations	$0.02	$0.54	$0.52	$0.18
Income (loss) from discontinued operations	(0.01)	(0.07)	(0.06)	—

Net income	$0.01	$0.47	$0.46	$0.18

(1)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview — Predecessor and 2003 Acquisitions” for a definition and explanation of the “2003 Acquisitions.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      You should read the following discussion and analysis in conjunction with our financial statements and related notes, our “Unaudited Pro Forma Financial Information,” and our “Selected Historical Financial Data” included elsewhere in this prospectus. The historical financial information discussed below for periods prior to the completion of our Internal Restructuring on February 11, 2005, is for ANR Fund IX Holdings, L.P. and Alpha NR Holding, Inc. and subsidiaries, which prior to the completion of our Internal Restructuring were the owners of a majority of the membership interests of ANR Holdings, our top-tier holding company, and for Alpha NR Holding, Inc. and subsidiaries for periods from and after the completion of our Internal Restructuring.
Overview
      We produce, process and sell steam and metallurgical coal from seven regional business units, which, as of November 1, 2005, are supported by 44 active underground mines, 25 active surface mines and 11 preparation plants located throughout Virginia, West Virginia, Kentucky, and Pennsylvania. We also sell coal produced by others, the majority of which we process and/or blend with coal produced from our mines prior to resale, providing us with a higher overall margin for the blended product than if we had sold the coals separately. For the first nine months of 2005 and in 2004, sales of steam coal accounted for approximately 62% and 63%, respectively, of our coal sales volume during such periods. Sales of metallurgical coal, which generally sells at a premium over steam coal, accounted for approximately 38% and 37%, respectively, of our coal sales volume during such periods. Our sales of steam coal during 2004 and the first nine months of 2005 were made primarily to large utilities and industrial customers in the Eastern region of the United States, and our sales of metallurgical coal were made primarily to steel companies in the Northeastern and Midwestern regions of the United States and in several countries in Europe, Asia and South America. Approximately 44% of our sales revenue in the first nine months of 2005 and 47% of our sales revenue in 2004 was derived from sales made outside the United States, primarily in Japan, Canada, Brazil, Korea and several countries in Europe.
      In addition, we generate other revenues from equipment and parts sales, equipment repair income, rentals, royalties, commissions, coal handling, terminal and processing fees, and coal and environmental analysis fees. We also record revenue for freight and handling charges incurred in delivering coal to our customers, which we treat as being reimbursed by our customers. However, these freight and handling revenues are offset by equivalent freight and handling costs and do not contribute to our profitability.
      Our business is seasonal, with operating results varying from quarter to quarter. We generally experience lower sales and hence build coal inventory during the winter months primarily due to the freezing of lakes that we use to transport coal to some of our customers.
      Our primary expenses are for wages and benefits, supply costs, repair and maintenance expenditures, cost of purchased coal, royalties, freight and handling costs, and taxes incurred in selling our coal. Historically, our cost of coal sales per ton is lower for sales of our produced and processed coal than for sales of purchased coal that we do not process prior to resale.
      We have one reportable segment, Coal Operations, which includes all of our revenues and costs from coal production and sales, freight and handling, rentals, commissions and coal handling and processing operations. We report the revenues and costs from rentals, commissions and coal handling and processing operations in our other revenues and cost of other revenues, respectively.
      Predecessor and 2003 Acquisitions. On December 13, 2002, we acquired our Predecessor, the majority of the Virginia coal operations of Pittston Coal Company, from The Brink’s Company (formerly known as The Pittston Company), for $62.9 million. On January 31, 2003, we acquired Coastal Coal Company for $67.8 million. In connection with our acquisition of Coastal Coal Company, we acquired an overriding royalty interest in certain properties located in Virginia and West Virginia owned by El Paso CPG Company for $11.0 million in cash. Effective February 1, 2003, we sold the overriding royalty interest to affiliates of Natural Resource Partners, L.P. (“NRP”) for $11.8 million in cash. Effective April 1, 2003, we also sold substantially all of our fee-owned Virginia mineral properties to NRP for approximately $53.6 million in cash in a sale/leaseback transaction. On March 11, 2003, we acquired AMCI for $121.3 million and on November 17, 2003, we acquired the assets of Mears for $38.0 million in cash. We refer to the acquisitions of Coastal Coal Company, AMCI and Mears, collectively, as the “2003 Acquisitions.”
      Internal Restructuring and Our Initial Public Offering. On February 11, 2005, we completed a series of transactions in connection with the Internal Restructuring for the purpose of transitioning our top-tier holding company from a limited liability company to a corporation, and on February 18, 2005, we completed the initial public offering of our common stock. Further information regarding our Internal Restructuring and our initial public offering can be found in note 1 to our combined financial statements included in this prospectus. As a result of our initial public offering and our Internal Restructuring, we have incurred during the period after the initial public offering and Internal Restructuring and will continue to incur additional expenses that we have not incurred in prior periods, including expenses associated with compliance with corporate governance and periodic financial reporting requirements for public companies. Moreover, all of our income is now subject to income tax and therefore the effective tax rates reflected in our financial statements for periods prior to the Internal Restructuring are not indicative of our effective tax rates after our Internal Restructuring.
      As part of our Internal Restructuring, our executive officers and certain other key employees exchanged their interests in ANR Holdings for shares of our common stock and the right to participate in a distribution of the proceeds we received from the underwriters as a result of the underwriters’ exercise of their over-allotment option in connection with the initial public offering. As a result, we recorded stock-based compensation expense equal to the fair value of the unrestricted shares issued and distributions paid in the amount of $42.6 million for the nine months ended September 30, 2005. In addition, as a result of the conversion of outstanding options held by members of our management to purchase units of Alpha Coal Management into the ACM Converted Options, we recorded stock-based compensation of $0.6 million in the first nine months of 2005. The aggregate amount of stock-based compensation expense and stock-based compensation we recorded in the first nine months of 2005 was $43.2 million, equal to the $42.6 million of expense associated with distributions paid and the vested portions of shares issued in the Internal Restructuring and amortization expense from the unvested portions of shares issued in the Internal Restructuring, and $0.6 million of amortization expense from the ACM Converted Options. In addition, we had deferred stock-based compensation at September 30, 2005 of $18.6 million, including $16.0 million and $2.6 million related to our Internal Restructuring and the ACM Converted Options, respectively, that we will record as non-cash stock-based compensation expense over the remaining term of the applicable two-year and five-year vesting periods, respectively, thereby reducing our earnings in those periods.
      In connection with our Internal Restructuring, we assumed the obligation of ANR Holdings to make distributions to (1) affiliates of AMCI in an aggregate amount of $6.0 million, representing the approximate incremental tax resulting from the recognition of additional tax liability resulting from our Internal Restructuring, and (2) First Reserve Fund IX, L.P. in an aggregate amount of approximately $4.5 million, representing the approximate value of tax attributes conveyed as a result of the Internal Restructuring (collectively, the “Tax Distributions”). The Tax Distributions to affiliates of AMCI are payable in five equal installments on the dates for which estimated income tax payments are due in each of April 2005, June 2005, September 2005, January 2006 and April 2006. The first three of these payments were made on April 15, 2005, June 15, 2005, and September 15, 2005, in the amount of $1.2 million each in cash. The Tax Distributions to First Reserve Fund IX, L.P. will be paid in three installments of approximately $2.1 million, $2.1 million and $0.3 million on December 15, 2007, 2008 and 2009, respectively. We will pay the Tax Distributions in cash or, to the extent our subsidiaries are not permitted by the terms of our credit facility or the indenture governing our senior notes to distribute cash to us to pay the Tax Distributions, in shares of our common stock.

      NKC Disposition. On April 14, 2005, we sold the assets of NKC to an unrelated third party for cash in the amount of $4.4 million, plus an amount in cash equal to the fair market value of NKC’s coal inventory, and the assumption by the buyer of certain liabilities of NKC. For the six months ended June 30, 2005, NKC contributed revenues of $4.5 million, an after-tax and minority interest loss of $0.2 million on 0.1 million tons of steam coal sold. In connection with the closing of the transaction, National King Coal, LLC was renamed NatCoal LLC, and Gallup Transportation and Transloading Company, LLC was renamed GTTC LLC. Giving effect to this disposition as if it had occurred on January 1, 2005, our revenues would have been reduced by $4.5 million and our net income would have increased by $0.2 million. We recorded a gain on this sale of $0.7 million and are reporting NKC as discontinued operations for all periods presented herein. Our historical financial statements have been restated to report the disposition of NKC as discontinued operations and the components of the operating results included in discontinued operations are shown in footnote 30 to our consolidated financial statements and footnote 11 to our condensed consolidated financial statements included elsewhere in this prospectus.
      Nicewonder Acquisition and 2005 Financing. On October 26, 2005, we completed the acquisition of certain privately held coal reserves and operations of the Nicewonder Coal Group in southern West Virginia and southwestern Virginia for an aggregate purchase price of $315.2 million, consisting of cash at closing in the amount of $35.2 million, a cash tax payment of $1.9 million to be made to the sellers in April 2006, estimated transaction costs of $3.9 million, $221.0 million principal amount of promissory installment notes of one of our indirect, wholly owned subsidiaries, of which $181.1 million was paid on November 2, 2005 and $39.9 million is due on January 15, 2006, and 2,180,233 shares of our common stock valued at approximately $53.2 million for accounting purposes. For this purpose, the value of the common stock issued was based on the average closing prices of our common stock for the five trading days surrounding October 20, 2005, the date the number of shares to be issued under the terms of the acquisition agreement became fixed without subsequent revision. In connection with the Nicewonder Acquisition, we also agreed to make royalty payments to the former owners of the acquired companies in the amount of $0.10 per ton of coal mined and sold from White Flame Energy’s surface mine no. 10. The final cash purchase price is subject to certain working capital and other adjustments. The Nicewonder Acquisition consisted of the purchase of the outstanding capital stock of White Flame Energy, Inc., Twin Star Mining, Inc. and Nicewonder Contracting, Inc., the equity interests of Powers Shop, LLC and Buchanan Energy, LLC and substantially all of the assets of Mate Creek Energy of W. Va., Inc. and Virginia Energy Company, and the business of Premium Energy, Inc.
      Also on October 26, 2005, in connection with our acquisition of the Nicewonder Coal Group, we entered into a new $525.0 million credit facility consisting of a $250.0 term loan facility and a $275.0 revolving credit facility. We used the net proceeds of the term loan facility and a portion of the proceeds from drawings under the revolving credit facility to finance the Nicewonder Acquisition and to refinance our $175.0 million prior credit facility.
      As a result of the Nicewonder Acquisition, based on our preliminary estimates of the fair values and lives assigned to the assets and liabilities acquired we expect to record approximately $6.9 million of goodwill which will be subject to annual impairment testing, and approximately $306.2 million of property plant and equipment and intangibles that will be depreciated over the useful life of the assets, resulting in approximately $51.0 million of additional depreciation, depletion and amortization expense per year for the approximately five-year average useful life of the property, plant and equipment and intangibles. We are in the process of completing an evaluation of the fair values and the lives of the assets. Fair value adjustments reflected in the pro forma financial statements included in our “Unaudited Pro Forma Financial Information” elsewhere in this prospectus may be subject to material revisions and adjustments pending finalization of the evaluation. We expect that our average cost of coal sales per ton including the Nicewonder Coal Group operations will be lower than it would be without the Nicewonder Coal Group operations, because all of the Nicewonder Coal Group mining operations are surface mines, which historically have a lower cost of coal sales per ton than underground mining operations. We also expect that our average coal sales realization per ton including the Nicewonder Coal Group operations will be lower than it would be without the Nicewonder Coal Group operations, because our existing operations market a higher percentage of our produced tons as higher-priced metallurgical coal than the Nicewonder Coal Group operations. As a result of the Nicewonder Acquisition and the 2005 Financing, we have incurred and expect to continue to incur additional debt and increased interest expense. If the Nicewonder Acquisition and 2005 Financing had occurred on January 1, 2004, we would have incurred additional interest expense of $15.2 million and $11.5 million during the year ended December 31, 2004 and the nine months ended September, 2005, respectively.
      On a pro forma basis as if the 2004 Financings, Internal Restructuring, IPO and Nicewonder Acquisition and 2005 Financing had each occurred on January 1, 2004, our revenues would have been $1,397.3 million and $1,284.3 million and our income from continuing operations would have been $15.7 million and $12.5 million, respectively, for the year ended December 31, 2004 and the nine months ended September 30, 2005.
      Coal Pricing Trends and Uncertainties. During 2004 and the nine months ended September 30, 2005, prices for our coal increased due to a combination of conditions in the United States and internationally, including an improving U.S. economy and robust economic growth in Asia, relatively low customer stockpiles, limited availability of high-quality coal from competing producers in Central Appalachia, capacity constraints of U.S. nuclear-powered electricity generators, high current and forward prices for natural gas and oil, and increased international demand for U.S. coal. This strong coal pricing environment has contributed to our growth in revenues during 2004 and the nine months ended September 30, 2005. While our outlook on coal pricing remains positive, future coal prices are subject to factors beyond our control and we cannot predict whether and for how long this strong coal pricing environment will continue. As of November 1, 2005, approximately 18%, 55% and 79%, respectively, of our planned production for 2006, 2007 and 2008, including production from the operations we acquired in the Nicewonder Acquisition, was uncommitted and was not yet priced. For the tons for which we have firm commitments in 2006, the average price for steam coal is $46.72 per ton and the average price for metallurgical coal is $74.02 per ton.
      During 2004 and the first nine months of 2005, we experienced increased costs for purchased coal which have risen with coal prices generally, and increased operating costs for steel manufactured equipment and supplies, employee wages and salaries and contract mining and trucking. We also experienced disruptions in railroad service during the second half of 2004 and the first nine months of 2005, which caused delays in delivering products to customers and increased our internal coal handling costs at our operations. We currently expect disruptions in railroad service for the remainder of this year. Conditions affecting railroad service are subject to factors beyond our control and we cannot predict whether and for how long these railroad-related costs will continue to increase in the future.
      We experienced a tight market for supplies of mining and processing equipment and parts during 2004 and the first nine months of 2005, due to increased demand by coal producers attempting to increase production in response to the strong market demand for coal. Although we are attempting to obtain adequate supplies of mining and processing equipment and parts to meet our production forecasts, continued limited availability of equipment and parts could prevent us from meeting those forecasts. The supply of mining and processing equipment and parts is subject to factors beyond our control and we cannot predict whether and for how long this supply market will remain limited.
      We are also experiencing a tight market for skilled mining employees and certified supervisors, due to increased demand by coal producers attempting to increase production in response to the strong market demand for coal, and demographic changes as existing miners in Appalachia retire at a faster rate than new miners are added to the Appalachian mining workforce. Although we have initiated training programs to create new skilled miners and raise the skill levels of existing miners, continued limited availability of skilled miners could prevent us from being able to meet our production and sales forecasts. The supply of skilled mining employees is subject to factors beyond our control and we cannot predict whether and for how long this employee market will remain limited.

      Due to Hurricane Katrina, we recorded a net pre-tax charge of $0.7 million in the third quarter of 2005 for loss of tonnage at a coal loading facility in New Orleans, representing the estimated total loss less the portion of the loss expected to be recovered through insurance claims. We expect to make a final determination of the loss in the fourth quarter of 2005.
      For additional information regarding some of the risks and uncertainties that affect our business, see “Risks Factors — Risks Related to our Business.”
Results of Operations
      For purposes of the following discussion and analysis of our operating results, the revenues and costs and expenses of ANR Fund IX Holdings, L.P. and Alpha NR Holding, Inc. and subsidiaries for the period from December 14, 2002 to December 31, 2002 have been combined with the revenues and costs and expenses of our Predecessor for the period from January 1, 2002 to December 13, 2002, as reflected in the table below. We believe this presentation facilitates the ability of the reader to more meaningfully compare our revenues, costs and expenses in 2002 with other periods. Our operating results from and after December 14, 2002, including our recorded depreciation, depletion and amortization expense, are not comparable to the Predecessor Periods as a result of the application of purchase accounting. The combining of the Predecessor and successor accounting periods in the year ended December 31, 2002 is not permitted by U.S. generally accepted accounting principles.

Combined Statement of Operations Data
For the Year Ended December 31, 2002

		ANR Fund IX
		Holdings, L.P. and
		Alpha NR	(Non-
		Holding, Inc. and	GAAP)
	Predecessor	Subsidiaries	Combined

	January 1,	December 14,	January 1,
	2002 to	2002 to	2002 to
	December 13,	December 31,	December 31,
	2002	2002	2002

	(In thousands, except per ton data)
Statement of Operations Data:
Revenues:
Coal revenues	$154,715	$6,260	$160,975
Freight and handling revenues	17,001	1,009	18,010
Other revenues	6,031	101	6,132

Total revenues	177,747	7,370	185,117

Costs and expenses:
Cost of coal sales (exclusive of items shown separately below)	158,924	6,268	165,192
Freight and handling costs	17,001	1,009	18,010
Cost of other revenues	7,973	120	8,093
Depreciation, depletion and amortization	6,814	274	7,088
Selling, general and administrative expenses (exclusive of depreciation and amortization shown separately above)	8,797	471	9,268
Costs to exit business	25,274	—	25,274

Total costs and expenses	224,783	8,142	232,925

Refund of federal black lung excise tax	2,049	—	2,049
Other operating income, net	1,430	—	1,430

Income (loss) from operations	$(43,557)	$(772)	$(44,329)

Other Data:
Tons sold	4,283	186	4,469
Coal sales realization per ton sold	$36.12	$33.66	$36.02
Cost of coal sales per ton sold	$37.11	$33.70	$36.96
      The 2003 Acquisitions also affect comparability with the Predecessor Periods and, therefore, the results of operations for the Predecessor Periods are not comparable to the results of operations for the periods from and after December 14, 2002. In addition, the results of operations for the year ended December 31, 2004 are not directly comparable to the same period in 2003 due to the 2003 Acquisitions.

Nine months Ended September 30, 2005 Compared to the Nine months Ended September 30, 2004

Summary
      For the nine months ended September 30, 2005, our total revenues were $1.127 billion compared to $924.3 million for the nine months ended September 30, 2004, an increase of $203.2 million. Net income decreased from $18.9 million in the 2004 period to $8.8 million for the 2005 period. Included in net income for the nine months ended September 30, 2005, was a stock-based compensation charge in the amount of $43.2 million ($40.5 million after-tax) and gains associated with the settlement of a funded reclamation settlement and the sale of NKC totaling $2.5 million ($1.8 million after-tax). EBITDA, as adjusted and as reconciled to our net income or loss in the table above, was $91.2 million in the first nine months of 2005, including the non-cash portion of the stock-based compensation charge in the amount of $35.7 million and was $5.5 million less than the same period in 2004. Our pro forma earnings per diluted share were $0.18 for the first nine months 2005, a $0.28 per share decrease over pro forma earnings per share for the 2004 period (see footnote 2 in our financial statements included herein). The combination of the stock-based compensation charge and the gains discussed above had a negative $0.63 effect on our pro forma earnings per share for the first nine months of 2005.
      We sold 18.9 million tons of coal during the first nine months of 2005, 0.1 million less than the comparable period in 2004. Coal margin increased from 16.5% in 2004 to 16.7% in 2005. Coal margin per ton was $8.67 in the nine months ended September 30, 2005, an increase of 25% over the nine months ended September 30, 2004 as increases in realization per ton outpaced increases in cost of coal sales per ton.

Revenues

	Nine Months Ended		Increase
	September 30,		(Decrease)

	2005	2004	$ or Tons	%

	(In thousands, except per ton data)
Coal revenues	$982,383	$801,021	$181,362	23%
Freight and handling revenues	126,650	102,846	23,804	23%
Other revenues	18,447	20,440	(1,993)	(10)%

Total revenues	$1,127,480	$924,307	$203,173	22%

Tons Sold:
Steam	11,700	11,801	(101)	(1)%
Metallurgical	7,237	7,261	(24)	0%

Total	18,937	19,062	(125)	(1)%

Coal sales realization per ton:
Steam	$40.05	$31.93	$8.12	25%
Metallurgical	70.99	58.43	12.56	21%
Total	51.88	42.02	9.86	23%
      Coal Revenues. Coal revenues increased by $181.4 million during the nine months ended September 30, 2005 over the comparable period of 2004, or 23% mainly driven by a 23% increase in coal sales realization per ton from $42.02 per ton in the first nine months of 2004 to $51.88 per ton in the comparable 2005 period. Our met coal realization per ton increased from $58.43 per ton in the nine months ended September 30, 2004, to $70.99 per ton in the 2005 nine month period, or 21%, and steam coal realization per ton increased from $31.93 to $40.05 or 25%. Met coal sales accounted for 38% of our coal sales volume in the nine months ended September 30, 2005 and September 30, 2004. Total tons sold during the first nine months of 2005 were 18.9 million, including 7.2 million tons of met coal and 11.7 million of steam coal. Sales for the comparable periods last year were 19.1 million tons of which 7.3 million tons were met coal and 11.8 million tons were steam coal.
      Freight and Handling Revenues. Freight and handling revenues increased by $23.8 million during the nine months ended September 30, 2005 over the year ago period mainly due to higher freight rates partially offset by lower overseas export volumes. However, these revenues are offset by equivalent costs and do not contribute to our profitability.
      Other Revenues. Other revenues decreased by $2.0 million during the first nine months of this year from the corresponding period last year mainly due to a $2.4 million decrease in net sales commissions and lower used equipment sales by Maxxim Rebuild in the approximate amount of $1.2 million. Also, the nine months ended September 30, 2004 included revenue from contract reclamation in the amount of

$1.2 million and no income in the current period. These decreases were partially offset by higher coal processing and handling fees.

Costs and Expenses

	Nine Months Ended		Increase
	September 30.		(Decrease)

	2005	2004	$	%

	(In thousands, except per ton data)
Cost of coal sales (exclusive of items shown separately below)	$818,299	$668,887	$149,412	22%
Freight and handling costs	126,650	102,846	23,804	23%
Cost of other revenues	16,327	14,942	1,385	9%
Depreciation, depletion and amortization	45,521	38,883	6,638	17%
Selling, general and administrative expenses (exclusive of depreciation and amortization shown separately above and including stock-based compensation expense in the amount of $43,169 for the nine months ended September 30, 2005)	74,924	35,786	39,138	109%

Total costs and expenses	$1,081,721	$861,344	$220,377	26%

Cost of coal sales per ton:
Company mines	$36.49	$29.95	$6.54	22%
Contract mines (including purchased and processed)	50.54	39.97	10.57	26%
Total produced and processed	39.46	32.22	7.24	22%
Purchased and sold without processing	57.30	43.71	13.59	31%
Cost of coal sales per ton	43.21	35.09	8.12	23%
      Cost of Coal Sales: Our cost of coal sales increased by $149.4 million, or $8.12 per ton, from $668.9 million, or $35.09 per ton, in the nine months ended September 30, 2004 to $818.3 million, or $43.21 per ton, in the 2005 comparable period. Our cost of sales per ton of our produced and processed coal was $39.46 per ton in the nine months ended September 30, 2005 as compared to $32.22 per ton in the comparable period in 2004. This increase is attributable to increased costs for steel-related mine supplies, higher trucking costs, and increased variable sales-related costs, such as royalties and severance taxes. Also, our cost for contract miner services and coal purchased and processed at our facilities increased 26% in the current period as compared to the prior year period. In 2005, we have elected to take over production for three of these under-performing contract mines and we have incurred extra costs improve their operational and safety standards. The cost of sales per ton of our purchased coal was $57.30 per ton in the first nine months of 2005, and $43.71 per ton for the corresponding period of 2004. This $13.59 per ton increase in costs is due to the general increase in coal prices since last year and the change in the mix of coal qualities purchased. Of these purchased tons approximately 62% was blended with our produced and processed tons prior to resale.
      Freight and Handling Costs. Freight and handling costs increased by $23.8 million during the nine months ended September 30, 2005 over the year ago period due higher freight rates. We paid these freight and handling costs which we treat as being reimbursed by our customers.
      Cost of Other Revenues. Our cost of other revenues increased by 9% or $1.4 million in the first nine months of 2005 when compared to the similar period in 2004 due to higher coal processing and handling costs ($2.8 million) from increased volumes partially offset by lower expenses at Maxxim Rebuild related to lower sales levels ($1.4 million).

      Depreciation, Depletion and Amortization. DD&A increased $6.6 million or 17%, to $45.5 million for the nine months ended September 30, 2005 as compared to the same period in 2004 due mainly to capital additions. DD&A per ton of produced and processed coal sold increased from $2.72 per ton for the nine months ended September 30, 2004 to $3.05 per ton in the same period of 2005.
      Selling, General and Administrative Expenses. Our SG&A expenses increased by $39.1 million during the first nine months of 2005 over the corresponding period last year. Excluding our stock-based compensation charge of $43.2 million incurred in the first nine months of 2005, our SG&A expenses decreased in the nine months ended September 30, 2005 by $4.0 million from the comparable period last year. Included in the first nine months of 2004 expenses were incentive bonuses in the total amount of $4.4 million and a $3.1 million payment related to partial termination of a coal supply agreement. Included in this year’s first nine months are higher professional fees related to a strategic sourcing initiative, our Sarbanes-Oxley compliance project and other expenses related to being a public company. Excluding our stock-based compensation charge, our SG&A was $1.68 and $1.88 per ton sold in 2005 and 2004, respectively.
      Interest Expense. Interest expense increased from $14.5 million to $19.4 million during the nine months ended September 30, 2005 compared to the same period in 2004. This increase is mainly attributable to our 10% senior notes issued in May 2004.
      Interest Income. Interest income increased by $0.3 million in the nine months ended September 30, 2005 over the nine months ended September 30, 2004. This increase was attributable to our $10.0 million loan to a coal supplier which we made in June 2004.
      Income Tax Expense: Our provision for income taxes related to continuing operations increased by $9.3 million from $5.9 million in the prior year’s first nine months to $15.1 million in this year’s first nine months. Since the condensed consolidated statements of operations for the nine months ended September 30, 2005 include activity both prior to and after the Internal Restructuring and IPO, the total income tax provision is the sum of the provisions for the pre- and post-restructuring periods.
      Prior to February 12, 2005, the minority interest owners and ANR Fund IX Holdings, L.P. owned interests in ANR Holdings, a limited liability company and pass-through entity for income tax purposes. As a pass-through entity, ANR Holdings provides information returns reflecting the allocated income (loss) to the minority interest owners and ANR Fund IX Holdings, L.P based upon their respective ownership percentage and certain special allocations as provided by the limited liability company agreement and the Internal Revenue Code. The income tax consequences of the income (loss) allocated to these owners for the period from January 1, 2005 to February 11, 2005 and from January 1, 2004 to September 30, 2004 is not reflected in the financial statements. For these periods, only the income tax expense associated with Alpha NR Holding, Inc., a taxable entity, is included. The primary source of the income tax impact is derived from the allocated income (loss) from ANR Holdings, Alpha Natural Resources, LLC and its operating subsidiaries, all of which are pass-through entities for tax purposes. Subsequent to the Internal Restructuring and IPO, all of the income of ANR Holdings is taxed to Alpha Natural Resources, Inc.
      The effective tax rate of 55.9% for the first nine months of 2005 is greater than the federal statutory rate of 35% due primarily to the majority of the stock-based compensation charge associated with the issuance of common stock to management in connection with the Internal Restructuring and IPO not being deductible for tax purposes. The increase in expected income tax expense related to the stock-based compensation charge is offset in part by the tax benefits associated with percentage depletion, the extraterritorial income exclusion, and taxes not being provided for on the minority interest and pass-through entity owners’ respective share of income for the period prior to the restructuring. As $33.0 million of the stock-based compensation charge was identified as a significant unusual item in the first quarter 2005, the tax effect of the $33.0 million expense (no tax benefit) was accounted for in that period and excluded from the estimated annual effective tax rate of approximately 27%. The estimated effective tax rate for Alpha Natural Resources, Inc. is applied to pre-tax income exclusive of this significant unusual expense and infrequently occurring item. Because the majority of the 2005 stock-based compensation was recorded in the first quarter, the first nine months of 2005 effective tax rate of 55.9%, including the negative impact of the $33.0 million stock-based compensation charge, will not be indicative of the effective tax rate for the remainder of 2005. We estimate that, exclusive of the stock-based compensation charge (both the $33.0 million significant unusual portion and the recurring portion for the full year of 2005), our 2005 effective tax rate would be approximately 23.5%, which is lower than the federal statutory rate of 35% due to the benefits of percentage depletion and a combination of the Extraterritorial Income Exclusion and deduction for domestic production activities enacted as part of the American Jobs Creation Act of 2004, partially offset by state income taxes and valuation allowances. Actual pre-tax income for the year and continued quarterly review of valuation allowances could have an impact on the fourth quarter and annual effective tax rate.
      Our effective tax rate of 55.9% for the first nine months of 2005 is significantly higher than the rate of 11.9% in the first nine months of 2004 primarily due to the significant stock-based compensation charge for 2005 that did not exist in 2004. In addition, the portion of pre-tax income related to the minority interest and pass-through entity owners not tax affected is greater in the first nine months of 2004, thereby reducing the effective rate more in that period of 2004 compared to the same period in 2005.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Summary
      For the year ended December 31, 2004, we recorded revenues of $1,252.7 million compared to $781.8 million for the year ended December 31, 2003, an increase of $470.9 million over the previous year. Net income increased from $2.3 million in 2003 to $20.0 million for 2004 and operating income increased $57.1 million to $69.1 million. Tons sold increased from 21.6 million tons in 2003 to 25.3 million tons in 2004 mainly due to the impact of our 2003 Acquisitions. Coal margin, which we define as coal revenues less cost of coal sales, divided by coal revenues, increased from 9.8% in 2003 to 14.8% in 2004.

Revenues

	Year Ended December 31,		Increase (Decrease)

	2003	2004	$ or Tons	%

	(In thousands, except per ton data)
Coal revenues	$694,591	$1,079,733	$385,142	55%
Freight and handling revenues	73,800	141,100	67,300	91%
Other revenues	13,458	31,869	18,411	137%

Total revenues	$781,849	$1,252,702	$470,853	60%

Tons sold	21,613	25,327	3,714	17%
Coal sales realization per ton sold	$32.14	$42.63	$10.49	33%
      Coal Revenues. Coal revenues increased for the year ended December 31, 2004 by $385.1 million or 55%, to $1,079.7 million, as compared to the year ended December 31, 2003. This increase was due to a $10.49 per ton increase in the average sales price of our coal and the sale of 3.7 million additional tons over the comparable period last year. The increase in the average sales price of our coal was due to the general increase in coal prices during the period and to our ability to take advantage of the exceptionally high metallurgical coal sale prices by processing and marketing as metallurgical coal some coal qualities that would traditionally have been marketed as steam coal. Approximately 63% and 37% of our tons sold during 2004 were steam coal and metallurgical coal, respectively, as compared to 71% and 29% during the same period in 2003. Our tons sold in 2004 increased by 3.7 million, or 17%, to 25.3 million, primarily due to the effect of our 2003 Acquisitions, which provided approximately 3.4 million additional tons.
      Freight and Handling Revenues. Freight and handling revenues increased to $141.1 million for the year ended December 31, 2004, an increase of $67.3 million compared to the year ended December 31,

2003 due to an increase of 3.4 million tons of export shipments. However, these revenues are offset by equivalent costs and do not contribute to our profitability.
      Other Revenues. Other revenues increased for the year ended December 31, 2004 by $18.4 million, or 137%, to $31.9 million, as compared to the same period for 2003 primarily due to higher equipment and parts sales and equipment repairs in the amount of $8.4 million, an increase in coal handling and processing fees of $6.1 million, higher sales commissions of $3.4 million, and trucking revenue of $0.5 million. Other revenues for 2004 include a gain of $1.5 million on the partial satisfaction of an obligation to reclaim certain properties retained by the seller in the Pittston acquisition. Other revenues attributable to our Coal Operations segment were $13.8 million in 2004 and $3.4 million in 2003.

Costs and Expenses

	Year Ended December 31,		Increase (Decrease)

	2003	2004	$	%

	(In thousands, except per ton data)
Cost of coal sales (exclusive of items shown separately below)	$626,265	$920,359	$294,094	47%
Freight and handling costs	73,800	141,100	67,300	91%
Cost of other revenues	12,488	22,994	10,506	84%
Depreciation, depletion and amortization	35,385	55,261	19,876	56%
Selling, general and administrative expenses (exclusive of depreciation and amortization shown separately above)	21,926	43,881	21,955	100%

Total costs and expenses	$769,864	$1,183,595	$413,731	54%

Cost of coal sales per ton sold	$28.98	$36.34	$7.36	25%
      Cost of Coal Sales. For the year ended December 31, 2004, our cost of coal sales, which excludes charges for depreciation, depletion and amortization and includes gain/loss on sale of fixed assets, increased $294.1 million, or 47%, to $920.4 million compared to the year ended December 31, 2003. Our cost of coal sales increased as a result of added costs involved in increasing the proportion of our sales made to the metallurgical markets, such as higher preparation and trucking costs, increased prices for steel-related mine supplies, contract mining services, higher prices for purchased coal, and increased variable sales-related costs, such as royalties and severance taxes. Approximately $80.0 million of the increase in the cost of coal sales was due to the 2003 Acquisitions which provided approximately 87% of our increase in tons sold. The average cost per ton sold increased 25% from $28.98 per ton in 2003 to $36.34 per ton in 2004. Our cost of coal sales as a percentage of coal revenues decreased from 90% in 2003 to 85% in 2004. For the years ended December 31, 2004 and 2003 our average cost per ton for our produced and processed coal sales was $33.04 and $28.34, respectively, and our average cost per ton for coal that we purchased from third parties and resold without processing was $45.21 and $31.91, respectively. Cost of coal sales in 2004 included $2.0 million of incentive bonus payments and accruals.
      Freight and Handling Costs. Freight and handling costs increased $67.3 million to $141.1 million during 2004 as compared to 2003, mainly due to a 3.4 million ton increase in export shipments where we paid the freight and handling costs which we treated as being reimbursed by the customer. These costs were offset by an equivalent amount of freight and handling revenue.
      Cost of Other Revenues. Cost of other revenues increased $10.5 million, or 84%, to $23.0 million for the year ended December 31, 2004 as compared to the prior year due to higher volumes of equipment and part sales, equipment repairs, and processing and handling fees. Cost of equipment sales and repairs increased $7.3 million and processing and handling costs increased $2.6 million for the year ended December 31, 2004 as compared to the prior year. The cost of trucking revenues increased by $0.5 million for 2004 as compared to the prior year. Cost of other revenues attributable to our Coal Operations segment were $7.4 million in 2004 and $2.3 million in 2003.

      Depreciation, Depletion and Amortization. Depreciation, depletion, and amortization increased $19.9 million, or 56%, to $55.3 million for the year ended December 31, 2004 as compared to the same period of 2003 due to capital additions during 2004, resulting in additional depreciation of approximately $9.1 million. The remaining increase is attributable to the impact of the 2003 Acquisitions and 2003 capital additions of $27.7 million. Depreciation, depletion and amortization attributable to our Coal Operations segment were $51.7 million in 2004 and $32.5 million 2003. Depreciation, depletion and amortization per ton increased from $1.64 per ton for the year ended December 31, 2003 to $2.18 per ton in the same period of 2004.
      Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $21.9 million, or 100%, to $43.9 million for the year ended December 31, 2004 compared to the same period in 2003. The increase is attributed to higher staffing levels and resulting salaries, wages and benefits of approximately $4.7 million, increased incentive bonus payments and accruals in the amount of $6.0 million, coal contract buyouts of $3.3 million, increased professional fees of approximately $3.2 million including $1.7 million incurred in documenting, assessing, and improving our controls and procedures due to the requirements of the Sarbanes-Oxley Act of 2002, and a net increase in all other sales, general and administrative expenses of approximately $4.7 million. Our selling, general and administrative expenses as a percentage of total revenues increased from 2.8% in 2003 to 3.5% in 2004.

Interest Expense
      Interest expense increased $12.2 million to $20.0 million during 2004 compared to 2003. The increase was mainly due to the additional interest expense of $10.8 million related to our 10% senior notes issued in May 2004 and the write-off of deferred financing costs of $2.8 million related to our previous credit facility.

Interest Income
      Interest income increased from $0.1 million to $0.5 million as a result of interest received on notes receivable issued in 2004.

Income Tax Expense
      Income tax expense increased $4.3 million to $5.2 million for the year ended December 31, 2004 as compared to the year ended December 31, 2003. Our effective tax rates from continuing operations for the year ended December 31, 2004 and 2003 were 10.2% and 18.7%, respectively. The effective tax rates are lower than the statutory tax rate since we are not subject to tax with respect to the portion of our income before taxes which is attributable to ANR Fund IX Holdings, L.P.’s portion of our earnings and the minority interest’s share in the earnings of ANR Holdings. In addition, our taxable income is reduced by percentage depletion allowances (computed as a percentage of coal revenue, subject to certain income limitations) and the extraterritorial income exclusion (ETI) deduction (computed as a percentage of exported coal revenue, subject to certain income limitations) which reduces our effective tax rates. These reductions in our effective tax rates are offset by the effect of increases in our valuation allowance for deferred tax assets of $0.6 million and $0.8 million recorded in the year ended December 31, 2004 and 2003, respectively. The reduction in our effective tax rate in 2004 compared to 2003 is due primarily to the ETI deduction in 2004 generated from significant export coal revenue, a lower valuation allowance as a percentage of pre-tax income in 2004, and a larger percentage of minority interest in 2004 which has no income tax provision.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Summary
      For the year ended December 31, 2003, revenues increased $596.7 million to $781.8 million over the combined revenues for our Predecessor and successor accounting periods in the year ended December 31, 2002. Net income and operating income for the year ended December 31, 2003 were $2.3 million and

$12.0 million, respectively. Net income and operating income on a combined basis for 2002 are not comparable. Tons sold increased from 4.5 million tons for the year ended December 31, 2002 to 21.6 million tons in 2003 mainly due to the impact of our 2003 Acquisitions. Coal margin increased from (2.6)% in 2002 to 9.8% in 2003, mainly due to the lower unit cost of coal sold provided by our 2003 Acquisitions.

Revenues

	Year Ended December 31,		Increase (Decrease)

	2002*	2003	$ or Tons	%

	(In thousands, except per ton data)
Coal revenues	$160,975	$694,591	$533,616	331%
Freight and handling revenues	18,010	73,800	55,790	310%
Other revenues	6,132	13,458	7,326	119%

Total revenues	$185,117	$781,849	$596,732	322%

Tons sold	4,469	21,613	17,144	384%
Coal sales realization per ton sold	$36.02	$32.14	$(3.88)	(11)%

*	Reflects the combination of the Predecessor and successor accounting periods in the year ended December 31, 2002.
      Coal Revenues. Coal revenues increased $533.6 million, or 331%, to $694.6 million for the year ended December 31, 2003, from $161.0 million for the year ended December 31, 2002. The increase was primarily due to the 2003 Acquisitions, which contributed an additional 15.7 million tons sold and approximately $505.3 million in revenues, partially offset by a reduction in the average sales price per ton of $3.88 or $15.0 million in revenues. Tons sold increased from 4.5 million tons in 2002 to 21.6 million tons in 2003. The 2003 Acquisitions accounted for 16.0 million of the 17.1 million ton increase in tons sold from 2002 to 2003. Our average sales price per ton decreased 11% from $36.02 per ton in 2002 to $32.14 per ton in 2003, mainly due to our lower percentage of metallurgical coal sales in 2003 as compared to sales of our Predecessor in 2002. Approximately 71% and 29% of our tons sold in the 2003 were steam coal and metallurgical coal, respectively, as compared to 45% and 55% during 2002.
      Freight and Handling Revenues. Freight and handling revenues increased $55.8 million from $18.0 million in 2002 due to increased volumes resulting from the 2003 Acquisitions, which contributed approximately $33.5 million of the increase. An increase in overseas export tons of approximately 1.1 million tons was responsible for most of the remaining increase in freight and handling revenues. These revenues were offset by equivalent costs and did not contribute to our profitability.
      Other Revenues. Other revenues, principally equipment repair and sales, and coal handling, terminalling and processing fees, rents and royalties increased $7.3 million to $13.5 for 2003, mainly due to the 2003 Acquisitions, coal handling, terminalling and processing fees in the amount of $2.8 million and royalty income of $1.3 million. Other revenues for 2002 consisted of equipment repair and sales income, which increased $1.7 million in 2003. Other revenues attributable to our Coal Operations segment were $3.4 million for the year ended December 31, 2003, and we had no other revenues attributable to our Coal Operations segment for the year ended December 31, 2002.

Costs and Expenses

	Year Ended December 31,		Increase (Decrease)

	2002*	2003	$	%

	(In thousands, except per ton data)
Cost of coal sales (exclusive of items shown separately below)	$165,192	$626,265	$461,073	279%
Freight and handling costs	18,010	73,800	55,790	310%
Cost of other revenues	8,093	12,488	4,395	54%
Depreciation, depletion and amortization	7,088	35,385	28,297	399%
Selling, general and administrative expenses (exclusive of depreciation and amortization shown separately above)	9,268	21,926	12,658	137%
Costs to exit business	25,274	—	(25,274)	(100)%

Total costs and expenses	$232,925	$769,864	$536,939	231%

Cost of coal sales per ton sold	$36.96	$28.98	$(7.99)	(22)%

*	Reflects the combination of the Predecessor and successor accounting periods in the year ended December 31, 2002.
      Cost of Coal Sales. Our cost of coal sales increased $461.1 million, or 279%, to $626.3 million for the year ended December 31, 2003, from $165.2 million for the year ended December 31, 2002. The 2003 Acquisitions accounted for $454.7 million of the increase in our cost of coal sales and for 93% of the 12.6 million ton increase in our produced and processed coal sales for 2003. The average cost per ton sold decreased 22% from $36.96 per ton in 2002 to $28.98 per ton in 2003 as a result of increased production, which reduced our fixed costs per ton, as well as lower costs of coal produced from mines acquired in the 2003 Acquisitions. Our cost of coal sales as a percentage of coal revenues decreased from 103% in 2002 to 90% in 2003.
      Freight and Handling Costs. Freight and handling costs increased $55.8 million to $73.8 million for the year ended December 31, 2003 as compared to the prior period, primarily due to increased sales volumes resulting from the 2003 Acquisitions, which contributed approximately $33.5 million of the increase. An increase in overseas export tons of approximately 1.1 million tons was responsible for most of the remaining increase in freight and handling costs. These costs are offset by an equivalent amount of freight and handling revenue.
      Cost of Other Revenues. Cost of other revenues increased $4.4 million, or 54%, to $12.5 million for 2003 as compared to 2002 as a result of the 2003 Acquisitions, in which we acquired coal processing operations, and their related costs of $4.3 million, as the cost for 2002 includes only those related to equipment repair and sales income, which remained relatively unchanged. Cost of equipment repair and sales for 2002 included a litigation settlement, therefore cost for 2003 did not increase over 2002 with the increased sales volumes. Cost of other revenues attributable to our Coal Operations segment were $2.3 million for the year ended December 31, 2003 and we had no cost of other revenues attributable to our Coal Operations segment for the year ended December 31, 2002.
      Depreciation, Depletion and Amortization. Depreciation, depletion and amortization expense for the year ended December 31, 2003 was $35.4 million, an increase of $28.3 million from the prior year. The increase in expense is attributable to the 2003 Acquisitions, and the 2003 capital additions of $27.7 million, as depreciation, depletion and amortization expense per ton showed only a slight increase from $1.59 per ton in 2002 to $1.64 per ton in 2003. Depreciation, depletion and amortization attributable to our Coal Operations segment were $32.5 million for the year ended December 31, 2003 and $7.0 million for the year ended December 31, 2002.
      Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $12.7 million to $21.9 million, but decreased from $2.07 per ton sold to $1.00 per ton sold from 2002 to

2003, primarily due to a significant increase in tons sold, partially offset by additional expenses of $2.0 million associated with transition services provided by the selling companies. Our selling, general and administrative expenses as a percentage of total revenues decreased from 5.0% in 2002 to 2.8% in 2003.
      Costs to Exit Business. For the year ended December 31, 2002, our Predecessor recorded a charge of $25.3 million for a pension plan early withdrawal penalty. The early withdrawal penalty was incurred when our Predecessor withdrew from a multi-employer pension plan when we purchased their operations.

Interest Expense
      Interest expense increased to $7.8 million for the year ended December 31, 2003 from $0.2 million for the period from January 1, 2002 to December 13, 2002. The increase is due to interest on loans to finance the 2003 Acquisitions.

Interest Income
      Interest income decreased from $2.1 million for the period from January 1 to December 13, 2002 to $0.1 million in 2003. Interest income for the period from January 1, 2002 to December 13, 2002 was attributable to interest earned on Virginia tax credits and an employee benefit trust. We did not acquire the assets of the employee benefit trust or the receivable for the Virginia tax credits.

Income Tax Expense (Benefit)
      Income taxes from continuing operations increased $18.1 million from a benefit of $17.2 million for the period from January 1, 2002 to December 13, 2002 to an expense of $0.9 million for the year ended December 31, 2003. This increase in income taxes was attributable primarily to the increase in pre-tax income. The effective tax rate for the period from January 1, 2002 to December 13, 2002 and for the year ended December 31, 2003 was 41.4% and 18.7%, respectively. In 2003, tax was not provided on ANR Fund IX Holdings, L.P.’s portion of our earnings and the minority interest owners’ share in the earnings of ANR Holdings. In addition, in periods when a pre-tax loss is reported, percentage depletion increases the effective tax rate (increases the tax benefit) whereas in periods when pre-tax income is reported, percentage depletion decreases the effective tax rate (decreases the tax expense).
Liquidity and Capital Resources
      Our primary liquidity and capital resource requirements are to finance the cost of our coal production and purchases, to make capital expenditures, pay income taxes, and to service our debt and reclamation obligations. Our primary sources of liquidity are cash flow from sales of our produced and purchased coal, other income and borrowings under our senior credit facility.
      At September 30, 2005, our available liquidity was $41.1 million, including cash of $0.1 million and $41.0 million available under our then-existing credit facility. Our total indebtedness was $261.0 million at September 30, 2005, an increase of $59.3 million from the year ended December 31, 2004. As previously discussed, on October 26, 2005, we closed our 2005 Financing. Giving effect to this new credit facility, the closing of the Nicewonder Acquisition and the repayment of the first installment of the promissory installment notes issued to the sellers in connection with the Nicewonder Acquisition, in each case as if these transactions had occurred on September 30, 2005, our estimated availability would have been approximately $154.2 million and our total outstanding indebtedness would have been approximately $525.2 million.
      Our cash capital spending for the nine months ended September 30, 2005 is $95.9 million, and we currently project cash capital spending for the full year of 2005 of $110 million to $120 million. These expenditures have been and are forecasted to be used to develop new mines and replace or add equipment. We believe that cash generated from our operations and borrowings under our credit facility will be sufficient to meet our working capital requirements, anticipated capital expenditures and debt service requirements for at least the next twelve months.

Cash Flows
      Net cash provided by operations in the first nine months of 2005 was $21.6 million, a decrease of $77.6 million from the $99.2 million of net cash provided by operations during the first nine months of 2004. A decrease in our net income and an increase in our non-cash charges (mainly due to our stock-based compensation) provided more cash in the nine months ended September 30, 2005 than the comparable period in 2004 in the amount of $6.6 million. However, the $6.6 million was more than offset by an increase in the cash required to support our operating assets and liabilities in the amount of $84.3 million. The additional cash required for operating assets and liabilities in the first nine months of 2005 as compared to the first nine months of 2004 was principally caused by the following three factors:

•	Our trade accounts receivable used $28.5 million more cash in the first nine months of 2005 than in the comparable period last year, due to the 22% increase in our total revenues in the nine months ended September 30, 2005 compared to the prior year period. Our days’ sales outstanding as of September 30, 2005 were 34.8 days an increase of 1.9 days from June 30, 2005. This increase was due to shipments to customers whose regular terms of sale require them to pay us within 60 days.

•	The cash required to carry inventories increased by $28.5 million in the current nine month period over the corresponding period last year mainly due to an increase in tons in inventory and an increase in the associated cost per ton.

•	Accounts payable and other current accrued liabilities provided cash in the nine months ended September 30, 2005 in the amount of $16.2 million while these liabilities provided cash in the amount of $44.9 million in the year ago period, an additional $28.7 million use of cash in the current period.
      Net cash used in investing activities consumed $26.2 million more cash in the first nine months of 2005 over the year ago period mainly due to increased capital expenditures for new mines and equipment.
      Net cash provided by financing activities increased by $91.9 million to $64.5 million in the nine months ended September 30, 2005 over the nine months ended September 30, 2004. During the nine month period ending September 30, 2004 we recapitalized our company by issuing $175.0 million of 10% senior notes and entered into a new credit facility. We used the proceeds to repay our then existing credit facility and to pay distributions to the members of ANR Holdings, LLC. Net cash used by financing activities was $27.4 million during the year ago period. In the nine months ended September 30, 2005, we completed our previously discussed Internal Restructuring and IPO. The proceeds from the IPO were used to repay shareholders’ notes issued as part of the Internal Restructuring. Our long-term debt increased approximately $72.0 million during 2005 and has been used to fund our cash needs for working capital and to purchase capital equipment.
      Cash provided by operating activities was $106.8 million for the year ended December 31, 2004, an increase of $52.7 million from the same period in 2003. Cash provided by operations for 2004 benefited from the effects of our 2003 Acquisitions and the strength of the coal markets during the period. This increase is attributable to an increase in net income of $17.7 million for 2004 over 2003, an increase in non-cash charges included in net income of $49.9 million and partially offset by the effects of a $15.0 million increase in net operating assets and liabilities.
      Net cash used in investing activities was $86.2 million during the year ended December 31, 2004, $13.9 million less than the same period of 2003. Capital expenditures increased $44.3 million, to $72.0 million during 2004. The increase in capital expenditures was primarily due to the replacement of equipment, new mine development and upgrades to a preparation plant. In the second quarter of 2003, we sold our interest in certain coal properties acquired in the purchase of our Predecessor, and a royalty interest acquired in our Coastal Coal Company acquisition for cash of $65.2 million. We also paid $133.8 million for the Coastal Coal Company, U.S. AMCI and Mears acquisitions in 2003. As part of a coal supply agreement, we loaned an unrelated coal supplier $10.0 million in June 2004 at a variable rate to be repaid in installments over a two-year period beginning in August 2004. The loan is secured by the assets of the debtor and personally guaranteed by the debtor’s owner. The related coal supply agreement with the debtor should provide us with approximately 40,000 tons of coal per month through March of 2006. In September 2004, we also acquired an equity interest for a subscription price of $6.5 million in a company which is developing a mining property in Venezuela. Payments totaling $4.5 million were made during the year ended December 31, 2004.
      Net cash used in financing activities during the year ended December 31, 2004 was $24.4 million compared with net cash provided by financing activities of $48.8 million in the prior year. Net cash used by financing activities included the net proceeds of $171.5 million received as a result of the issuance of our $175 million 10% senior notes in May 2004 offset by distributions made to our equity owners of $115.6 million, the repayment of bank and other debt in the amount of $75.8 million, $10.5 million paid for debt issuance costs and $1.7 for deferred stock offering costs during the year ended December 31, 2004. We received $18.3 million in capital contributions and $20.0 million in advances from affiliates during the year ended December 31, 2003. In addition, we incurred bank and other debt in the net amount of $12.9 million during the year ended December 31, 2003.
      Our operations provided us cash of $54.1 million for the year ended December 31, 2003, while the operations of our Predecessor used cash of $13.8 million for the period from January 1, 2002 to December 13, 2002. Our net income increased $26.6 million to $2.3 million when compared to our Predecessor’s net loss of $24.3 million. Our non-cash charges increased by $36.8 million in 2003 mainly due to increased depreciation, depletion and amortization charges associated with the 2003 Acquisitions. Net changes in operating assets and liabilities increased our operating cash flow by $15.1 million in 2003 while net changes in operating assets and liabilities increased cash flow from operations by $11.3 million for the period from January 1, 2002 to December 13, 2002.
      Net cash used in investing activities was $100.1 million for the year ended December 31, 2003. Cash used in investing activities includes $133.8 million for the acquisitions of Coastal Coal Company, U.S. AMCI, and Mears and capital expenditures of $27.7 million. The 2003 period includes proceeds of $65.2 million received from the sales of coal reserves and mineral interests acquired in the Pittston Coal Company and Coastal Coal Company acquisitions. The investing activities of our Predecessor in 2002 consisted primarily of capital expenditures.
      Net cash provided by financing activities was $48.8 million and $35.8 million for the year ended December 31, 2003 and the period from January 1, 2002 to December 13, 2002, respectively. In 2003, we entered into a credit facility which provided for a $45.0 million term loan and a $75.0 million revolving credit line.
      Proceeds from borrowings under this credit facility were $58.5 million in 2003. Repayments of notes payable and long-term debt totaled $45.7 million. We received $15.2 million for common stock issued and we received advances from affiliates of $20.0 million during the year ended December 31, 2003. Cash provided by financing activities of our Predecessor in the period from January 1, 2002 to December 13, 2002 consisted of advances from affiliates.

Credit Facility and Long-term Debt
      As of September 30, 2005, our total long-term indebtedness, including capital lease obligations, consisted of the following (in thousands):

September 30,
2005

10% Senior notes due 2012	$175,000
Revolving credit facility	81,000
Variable rate term notes	586
Capital lease obligation	1,623

Total long-term debt	258,209
Less current portion	(1,046)

Long-term debt, net of current portion	$257,163

      Our prior credit facility imposed, and our new credit facility and the indenture governing the senior notes each impose, certain restrictions on our subsidiaries, including restrictions on our subsidiaries’ ability to: incur debt; grant liens; enter into agreements with negative pledge clauses; provide guarantees in respect of obligations of any other person; pay dividends and make other distributions; make loans, investments, advances and acquisitions; sell assets; make redemptions and repurchases of capital stock; make capital expenditures; prepay, redeem or repurchase debt; liquidate or dissolve; engage in mergers or consolidations; engage in affiliate transactions; change businesses; change our fiscal year; amend certain debt and other material agreements; issue and sell capital stock of subsidiaries; engage in sale and leaseback transactions; and restrict distributions from subsidiaries. In addition, similar to our prior credit facility, the new credit facility provides that we must meet or exceed certain interest coverage ratios and must not exceed certain leverage ratios.
      Borrowings under our new credit facility will be subject to mandatory prepayment (1) with 100% of the net cash proceeds received from asset sales or other dispositions of property by Alpha NR Holding, Inc. and its subsidiaries (including insurance and other condemnation proceedings), subject to certain exceptions and reinvestment provisions, and (2) with 100% of the net cash proceeds received by Alpha NR Holding, Inc. and its subsidiaries from the issuance of debt securities or other incurrence of debt, excluding certain indebtedness.

Other
      As a regular part of our business, we review opportunities for, and engage in discussions and negotiations concerning, the acquisition of coal mining assets and interests in coal mining companies, and acquisitions of, or combinations with, coal mining companies. When we believe that these opportunities are consistent with our growth plans and our acquisition criteria, we will make bids or proposals and/or enter into letters of intent and other similar agreements, which may be binding or nonbinding, that are customarily subject to a variety of conditions and usually permit us to terminate the discussions and any related agreement if, among other things, we are not satisfied with the results of our due diligence investigation. Any acquisition opportunities we pursue could materially affect our liquidity and capital resources and may require us to incur indebtedness, seek equity capital or both. There can be no assurance that additional financing will be available on terms acceptable to us, or at all.

Analysis of Material Debt Covenants
      We were in compliance with all covenants under our prior credit facility and the indenture governing our senior notes as of September 30, 2005.
      The financial covenants in our prior credit facility required, among other things, that:

•	Alpha Natural Resources, LLC, our indirect wholly-owned subsidiary, maintain a leverage ratio, defined as the ratio of total debt to Adjusted EBITDA (as defined in the prior credit agreement), of not more than 3.50 at September 30, 2005 with Adjusted EBITDA being computed using the most recent four quarters; and

•	Alpha Natural Resources, LLC maintain an interest coverage ratio, defined as the ratio of Adjusted EBITDA (as defined in the prior credit agreement), to cash interest expense (defined as the sum of cash interest expense plus cash letter of credit fees and commissions), of 2.50 or greater at September 30, 2005.

      Based upon Adjusted EBITDA (as defined in the prior credit agreement), Alpha Natural Resources, LLC’s leverage ratio and interest coverage ratio for the twelve months ended September 30, 2005 were 1.66 (maximum of 3.50) and 8.80 (minimum of 2.50), respectively. Alpha Natural Resources, LLC maintained the leverage and interest coverage ratios specified in, and were in compliance with, the prior credit facility as of September 30, 2005.
      Adjusted EBITDA, as defined in the prior credit agreement, was used to determine compliance with many of the covenants under the prior credit facility. The breach of covenants in the prior credit facility that were tied to ratios based on Adjusted EBITDA could have resulted in a default under the old credit facility and the lenders could have elected to declare all amounts borrowed due and payable.
      The financial covenants in the new credit facility require, among other things, that:

•	Alpha NR Holding Inc. must maintain a leverage ratio, defined as the ratio of consolidated adjusted debt (consolidated debt less unrestricted cash and cash equivalents) to Adjusted EBITDA (as defined in the new credit agreement), of not more than 4.00 at December 31, 2005, March 31, June 30, September 30 and December 31, 2006, 3.75 at March 31, June 30, September 30 and December 31, 2007, and 3.50 at March 31, 2008 and each quarter end thereafter, with Adjusted EBITDA being computed using the most recent four quarters; and

•	Alpha NR Holding Inc. must maintain an interest coverage ratio, defined as the ratio of Adjusted EBITDA to cash interest expense, of 2.50 or greater on the last day of any fiscal quarter.

      Based upon Adjusted EBITDA (as defined in the new credit agreement), Alpha NR Holding Inc.’s leverage ratio and interest coverage ratio (as such ratios are defined in the new credit agreement), calculated on a pro forma basis giving effect to the Nicewonder Acquisition and the 2005 Financing, would have been 2.41 and 5.78, respectively. As in the prior credit facility, Adjusted EBITDA will be used to determine compliance with many of the covenants under the new credit facility. A breach of the covenants in the new credit facility that are tied to ratios based on Adjusted EBITDA could result in a default under the new credit facility and the lenders could elect to declare all amounts borrowed due and payable. Any acceleration under our new credit facility would also result in a default under our indenture.

      Adjusted EBITDA is defined in our prior credit facility (as well as in our new credit facility) as EBITDA further adjusted to exclude non-recurring items, non-cash items and other adjustments permitted in calculating covenant compliance under our prior credit facility, as shown in the table below. We believe that the inclusion of supplementary adjustments to EBITDA applied in presenting Adjusted EBITDA is appropriate to provide additional information to investors to demonstrate compliance with our financial covenants.

	Three Months	Three Months	Three Months	Three Months	Twelve Months
	Ended	Ended	Ended	Ended	Ended
	December 31,	March 31,	June 30,	September 30,	September 30,
	2004	2005	2005	2005	2005

	(In thousands)
Net income (loss)	$1,115	$(25,801)	$26,393	$8,210	$9,917
Interest expense, net	5,344	5,830	6,456	6,439	24,069
Income tax expense (benefit)	(772)	2,324	9,182	3,542	14,276
Depreciation, depletion and amortization expenses	16,660	14,480	15,048	16,277	62,465

EBITDA	22,347	(3,167)	57,079	34,468	110,727
Minority interest(1)	268	2,846	—	—	3,114
Stock-based compensation charge(2)	—	36,407	3,381	3,381	43,169
Asset impairment charge and write-offs(2)	—	—	683	—	683
Alpha Natural Resources, Inc. (income) expense(2)	—	209	(505)	—	(296)

Adjusted EBITDA	$22,615	$36,295	$60,638	$37,849	$157,397

Leverage ratio(3)					1.66
Interest coverage ratio(4)					8.80

(1)	Because our prior credit facility and our senior notes are issued by our subsidiaries, we are required to adjust our EBITDA for our minority interest which does not exist at the subsidiary level.

(2)	Adjusted EBITDA as defined in our prior credit facility is adjusted to add back for the non-cash portion of the stock-based compensation charge related to our Internal Restructuring and initial public offering as recorded by Alpha Natural Resources, LLC, for the asset impairment charge related to our NKC operations, for other asset write-offs and amounts of income or expense related to the parent of Alpha Natural Resources, LLC. Income or expenses related solely to Alpha Natural Resources, Inc. are excluded from the calculation of Adjusted EBITDA under our prior credit agreement.

(3)	Leverage ratio is defined in our prior credit facility as total debt divided by Adjusted EBITDA.

(4)	Interest coverage ratio is defined in our prior credit facility as Adjusted EBITDA divided by cash interest expense.

Contractual Obligations
      The following is a summary of our significant contractual obligations as of December 31, 2004 (in thousands):

	2005	2006-2007	2008-2009	After 2009	Total

Long-term debt and capital leases(1)	$1,693	$1,236	$8,548	$175,000	$186,477
Equipment purchases	43,271	—	—	—	43,271
Operating leases	4,307	6,463	769	261	11,800
Minimum royalties	9,212	17,368	15,509	30,031	72,120
Coal purchases	342,422	110,463	—	—	452,885
Coal contract buyout	680	1,360	1,360	567	3,967

Total	$401,585	$136,890	$26,186	$205,859	$770,520

(1)	Long-term debt and capital leases include principal amounts due in the years shown. Interest payable on these obligations, assuming a rate of 7.0% on our variable rate loan, would be approximately $18.3 million in 2005, $36.4 million in 2006 to 2007, $35.8 million in 2008 to 2009, and $42.3 million after 2009.
      Additionally, we have long-term liabilities relating to mine reclamation and end-of-mine closure costs, workers’ compensation benefits and all of our operating and management-services subsidiaries have long-term liabilities relating to retiree health care (postretirement benefits). The table below reflects the estimated undiscounted payments of these obligations as of December 31, 2004 (in thousands):

	2005	2006-2007	2008-2009	After 2009	Total

Reclamation	$6,691	$11,062	$8,473	$34,209	$60,435
Postretirement	39	193	1,078	155,365	156,675
Workers’ compensation benefits	1,612	2,235	324	2,119	6,290

Total	$8,342	$13,490	$9,875	$191,693	$223,400

Off-Balance Sheet Arrangements
      In the normal course of business, we are a party to certain off-balance sheet arrangements. These arrangements include guarantees and financial instruments with off-balance sheet risk, such as bank letters of credit and performance or surety bonds. No liabilities related to these arrangements are reflected in our combined balance sheets, and we do not expect any material adverse effects on our financial condition, results of operations or cash flows to result from these off-balance sheet arrangements.
      From time to time, we provide guarantees to financial institutions to facilitate the acquisition of mining equipment by third parties who mine coal for us. This arrangement is beneficial to us because it helps insure a continuing source of coal production.
      Federal and state laws require us to secure payment of certain long-term obligations such as mine closure and reclamation costs, federal and state workers’ compensation, coal leases and other obligations. We typically secure these payment obligations by using surety bonds, an off-balance sheet instrument. The use of surety bonds is less expensive for us than the alternative of posting a 100% cash bond or a bank letter of credit, either of which would require a greater use of our credit facility. We then use bank letters of credit to secure our surety bonding obligations as a lower cost alternative than securing those bonds with cash. Under our $150.0 million committed bonding facility, we are required to provide bank letters of credit in an amount up to 50% of the aggregate bond liability. Recently, surety bond costs have increased, while the market terms of surety bonds have generally become less favorable to us. To the extent that surety bonds become unavailable, we would seek to secure our reclamation obligations with letters of credit, cash deposits or other suitable forms of collateral.

      As of September 30, 2005, we had outstanding surety bonds with third parties for post-mining reclamation totaling $88.9 million plus $8.6 million for miscellaneous purposes. We maintained letters of credit as of September 30, 2005 totaling $53.0 million to secure reclamation and other obligations. As of September 30, 2005, on a pro forma basis giving effect to the Nicewonder Acquisition and 2005 Financing, we would have had outstanding surety bonds with third parties for post-mining reclamation totaling $112.6 million plus $8.6 million for miscellaneous purposes, and letters of credit totaling $65.5 million to secure such reclamation and other obligations.
      In connection with our acquisition of Coastal Coal Company, the seller, El Paso CGP Company, agreed to retain and indemnify us for all workers’ compensation and black lung claims incurred prior to the acquisition date of January 31, 2003. The majority of this liability relates to claims in the state of West Virginia. If El Paso CGP Company fails to honor its agreement with us, then we would be liable for the payment of those claims, which were estimated in April 2004 to be approximately $5.4 million on an undiscounted basis using claims data through June 2003. El Paso CGP Company has posted a bond with the state of West Virginia for the required discounted amount of $3.7 million for claims incurred prior to the acquisition.
Critical Accounting Estimates and Assumptions
      Our discussion and analysis of our financial condition, results of operations, liquidity and capital resources is based upon our combined financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). GAAP requires that we make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.
      Reclamation. Our asset retirement obligations arise from the federal Surface Mining Control and Reclamation Act of 1977 and similar state statutes, which require that mine property be restored in accordance with specified standards and an approved reclamation plan. Significant reclamation activities include reclaiming refuse and slurry ponds, reclaiming the pit and support acreage at surface mines, and sealing portals at deep mines. We account for the costs of our reclamation activities in accordance with the provisions of SFAS No. 143, “Accounting for Asset Retirement Obligations.” We determine the future cash flows necessary to satisfy our reclamation obligations on a mine-by-mine basis based upon current permit requirements and various estimates and assumptions, including estimates of disturbed acreage, cost estimates, and assumptions regarding productivity. Estimates of disturbed acreage are determined based on approved mining plans and related engineering data. Cost estimates are based upon third-party costs. Productivity assumptions are based on historical experience with the equipment that is expected to be utilized in the reclamation activities. In accordance with the provisions of SFAS No. 143, we determine the fair value of our asset retirement obligations. In order to determine fair value, we must also estimate a discount rate and third-party margin. Each is discussed further below:

•	Discount Rate. SFAS No. 143 requires that asset retirement obligations be recorded at fair value. In accordance with the provisions of SFAS No. 143, we utilize discounted cash flow techniques to estimate the fair value of our obligations. We base our discount rate on the rates of treasury bonds with maturities similar to expected mine lives, adjusted for our credit standing.

•	Third-Party Margin. SFAS No. 143 requires the measurement of an obligation to be based upon the amount a third party would demand to assume the obligation. Because we plan to perform a significant amount of the reclamation activities with internal resources, a third-party margin was added to the estimated costs of these activities. This margin was estimated based upon our historical experience with contractors performing certain types of reclamation activities. The inclusion of this margin will result in a recorded obligation that is greater than our estimates of our cost to perform the reclamation activities. If our cost estimates are accurate, the excess of the recorded obligation over the cost incurred to perform the work will be recorded as a gain at the time that reclamation work is completed.

      On at least an annual basis, we review our entire reclamation liability and make necessary adjustments for permit changes as granted by state authorities, additional costs resulting from accelerated mine closures, and revisions to cost estimates and productivity assumptions, to reflect current experience. At September 30, 2005, we had recorded asset retirement obligation liabilities of $41.0 million, including amounts reported as current. While the precise amount of these future costs cannot be determined with certainty, as of September 30, 2005, we estimate that the aggregate undiscounted cost of final mine closure is approximately $58.3 million.
      Coal Reserves. There are numerous uncertainties inherent in estimating quantities of economically recoverable coal reserves. Many of these uncertainties are beyond our control. As a result, estimates of economically recoverable coal reserves are by their nature uncertain. Information about our reserves consists of estimates based on engineering, economic and geological data assembled by our internal engineers and geologists and reviewed by a third-party consultant. Some of the factors and assumptions that impact economically recoverable reserve estimates include:

•	geological conditions;

•	historical production from the area compared with production from other producing areas;

•	the assumed effects of regulations and taxes by governmental agencies;

•	assumptions governing future prices; and

•	future operating costs.
      Each of these factors may in fact vary considerably from the assumptions used in estimating reserves. For these reasons, estimates of the economically recoverable quantities of coal attributable to a particular group of properties, and classifications of these reserves based on risk of recovery and estimates of future net cash flows, may vary substantially. Actual production, revenues and expenditures with respect to reserves will likely vary from estimates, and these variances may be material.
      Postretirement Medical Benefits. Three of our subsidiaries have long-term liabilities for postretirement benefit cost obligations. Detailed information related to these liabilities is included in the notes to our combined financial statements included elsewhere in this prospectus. Liabilities for postretirement benefit costs are not funded. The liability is actuarially determined, and we use various actuarial assumptions, including the discount rate and future cost trends, to estimate the costs and obligations for postretirement benefit costs. The discount rate assumption reflects the rates available on high quality fixed income debt instruments. The discount rate used to determine the net periodic benefit cost for postretirement benefits other than pensions was 6.25% for the year ended December 31, 2004 and 6.75% for the year ended December 31, 2003. We make assumptions related to future trends for medical care costs in the estimates of retiree health care and work-related injury and illness obligations. If our assumptions do not materialize as expected, actual cash expenditures and costs that we incur could differ materially from our current estimates. Moreover, regulatory changes could increase our requirement to satisfy these or additional obligations.
      Effective July 1, 2004, we began offering postretirement medical benefits to most of our active employees that will provide a credit equal to $20 per month per year of service for pre-65 year-old retirees, and $9 per month per year of service for post-65-year old retirees toward the purchase of medical benefits (as defined) from us. This new plan resulted in prior service cost of $27.1 million which will be amortized over the remaining service lives of the employees covered by this plan. This amortization of prior service cost is expected to be approximately $2.8 million per year. We recorded $3.7 million and $5.9 million in costs with respect to this new plan in 2004 and the first nine months of 2005, respectively, consisting primarily of service cost, amortization of prior service cost and interest cost.

      Workers’ Compensation. Workers’ compensation is a system by which individuals who sustain personal injuries due to job-related accidents are compensated for their disabilities, medical costs, and on some occasions, for the costs of their rehabilitation, and by which the survivors of workers who suffer fatal injuries receive compensation for lost financial support. The workers’ compensation laws are administered by state agencies with each state having its own set of rules and regulations regarding compensation that is owed to an employee who is injured in the course of employment. Our operations are covered through a combination of a self-insurance program, participation in a state run program, and an insurance policy. We accrue for any self-insured liability by recognizing costs when it is probable that a covered liability has been incurred and the cost can be reasonably estimated. Our estimates of these costs are adjusted based upon actuarial studies. Actual losses may differ from these estimates, which could increase or decrease our costs.
      Coal Workers’ Pneumoconiosis. We are responsible under various federal statutes, including the Coal Mine Health and Safety Act of 1969, and various states’ statutes, for the payment of medical and disability benefits to eligible employees resulting from occurrences of coal workers’ pneumoconiosis disease (black lung). Our operations are covered through a combination of a self-insurance program, in which we are a participant in a state run program, and an insurance policy. We accrue for any self-insured liability by recognizing costs when it is probable that a covered liability has been incurred and the cost can be reasonably estimated. Our estimates of these costs are adjusted based upon actuarial studies. Actual losses may differ from these estimates, which could increase or decrease our costs.
      Income Taxes. We account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”, which requires the recognition of deferred tax assets and liabilities using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. In evaluating the need for a valuation allowance, we take into account various factors including the expected level of future taxable income and available tax planning strategies. If future taxable income is lower than expected or if expected tax planning strategies are not available as anticipated, we may record a change to the valuation allowance through income tax expense in the period the determination is made.
New Accounting Pronouncements
      In November 2004, the Financial Accounting Standards Board (the FASB) issued SFAS No. 151, Inventory Costs, which amends the guidance in Accounting Research Bulletin (ARB) No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS No. 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges instead of inventory costs. The provisions of this pronouncement will be effective for inventory costs incurred during fiscal years ending after June 15, 2005. We are currently evaluating whether the adoption of SFAS No. 151 will have any material financial statement impact.
      In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment, which requires companies to expense the fair value of equity awards over the required service period. This Statement is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, which uses the intrinsic value method to value stock-based compensation. On April 14, 2005, the SEC adopted a new rule that amends the effective date of SFAS No. 123(R) to allow SEC registrants to implement SFAS No. 123(R) as of the beginning of the first annual reporting period that begins after June 15, 2005. This ruling by the SEC changes the effective date under SFAS No. 123(R) that would have required SEC registrants to adopt SFAS No. 123(R) at the beginning of their next interim or annual reporting period that begins after June 15, 2005. There are various methods of adopting SFAS 123(R), and we have not yet determined what method we will use or if we will adopt SFAS No. 123(R) in an earlier period than is required.
      In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions. This Statement’s

amendments are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, SFAS No. 153 eliminates the narrow exception for nonmonetary exchanges of similar productive assets and replaces it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. The provisions of this pronouncement will be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We do not expect the adoption of SFAS No. 153 to have any material impact on our financial statements.
      On March 17, 2005, the Emerging Issues Task Force (EITF) of FASB reached consensus on EITF Issue No. 04-6, Accounting for Stripping Costs Incurred during Production in the Mining Industry, and on March 30, 2005, the FASB Board ratified the consensus. The EITF reached consensus that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of inventory produced during the period that the stripping costs are incurred. ETIF 04-6 is effective for the first reporting period in fiscal years beginning after December 15, 2005 with early adoption permitted. The Company does not expect that the adoption of EITF 04-6 will have any material financial statement impact.
      In March 2005, the FASB issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, an interpretation of SFAS No. 143, Accounting for Asset Retirement Obligations. This Interpretation clarifies that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. The provisions of this pronouncement are effective for fiscal years ending after December 15, 2005. The Company does not expect the adoption of Interpretation No. 47 will have any material financial statement impact.
Discussion of Seasonality Impacts on Operations
      Our business is seasonal, with operating results varying from quarter to quarter. We have historically experienced lower sales during winter months primarily due to the freezing of lakes that we use to transport coal to some of our customers. As a result, our first quarter cash flow and profits have been, and may continue to be, negatively impacted. Lower than expected sales by us during this period could have a material adverse effect on the timing of our cash flows and therefore our ability to service our obligations with respect to our existing and future indebtedness.
Quantitative and Qualitative Disclosures about Market Risk
      In addition to risks inherent in operations, we are exposed to market risks. The following discussion provides additional detail regarding our exposure to the risks of changing coal prices, interest rates and customer credit.
      We are exposed to market price risk in the normal course of selling coal. As of November 1, 2005, approximately 18%, 55% and 79%, respectively, of our planned production for 2006, 2007 and 2008 and 55% of our planned 2007 production, including production from operations we acquired in the Nicewonder Acquisition, was uncommitted and was not yet priced. Compared to prior years, we have increased the proportion of our planned future production in 2006 and 2007 for which we have contracts to sell coal, which has the effect of lessening our market price risk.
      All of our borrowings under the revolving credit facility are at a variable rate, so we are exposed to rising interest rates in the United States. A one percentage point increase in interest rates would result in an annualized increase to interest expense of approximately $0.8 million based on our variable rate borrowings as of September 30, 2005, or $3.1 million based on our variable rate borrowings as of September 30, 2005 calculated on a pro forma basis giving effect to the Nicewonder Acquisition and 2005 Financing.
      Our concentration of credit risk is substantially with electric utilities, producers of steel and foreign customers. Our policy is to independently evaluate a customer’s creditworthiness prior to entering into transactions and to periodically monitor the credit extended.

THE COAL INDUSTRY
      Coal is a major contributor to the world energy supply. In 2004, coal represented approximately 27% of the world’s primary energy consumption and was also the fastest growing energy source in the world, according to BP Statistical Review. The primary use for coal is to fuel electric power generation. In 2004, coal generated 51.5% of the electricity produced in the United States, according to the EIA.
      The United States is the second largest coal producer in the world, exceeded only by China, according to BP Statistical Review. Other leading coal producers include Australia, India, South Africa and Russia. According to BP Statistical Review, the United States is the largest holder of coal reserves in the world, with approximately 245 years of supply at current production rates. U.S. coal reserves are more plentiful than oil or natural gas, with coal representing approximately 93% of the nation’s fossil fuel reserves on a Btu-comparable basis according to data collected by BP Statistical Review.
U.S. Coal Production Regions
      According to the EIA, U.S. coal production has increased by 82% during the last 30 years. In 2004, total U.S. coal production, according to the EIA, was 1.1 billion tons. The Powder River Basin accounted for 39% of the total volume of U.S. coal production in 2003, with Central Appalachia accounting for 21%, the Midwest accounting for 13%, the West (other than the Powder River Basin) accounting for 12%, Northern Appalachia accounting for 12% and Southern Appalachia accounting for 2%, according to Platts. After the sale of NKC on April 14, 2005, all of our coal production comes from the Central and Northern Appalachian regions.
      Central Appalachia, including eastern Kentucky, Virginia and southern West Virginia, is the second largest coal producing region in the United States (21% of 2004 production). Coal from this region generally has a high heat content of between 12,000 and 14,000 Btus per pound and a low sulfur content ranging from 0.7% to 1.5%. From 2001 to 2004, according to Platts, the Central Appalachian region experienced a decline in production from 266.4 million tons to 229.2 million tons, or a 14% decline, primarily as a result of the depletion of economically attractive reserves, permitting issues and increasing costs of production, which was partially offset by production increases in Southern West Virginia due to the expansion of more economically attractive surface mines. The EIA estimates that Central Appalachian operators marketed approximately 52% of their 2003 coal sales directly to electric generators, principally in the southeastern U.S., 25% to coal synfuel plants that further process the coal for sale to electric generators and industrial end-users, and the remainder primarily to steel producers in the U.S. and internationally. Central Appalachia is the primary source of U.S. coal exports. As of November 1, 2005, we operate or have the right to receive production from 50 mines in this region producing primarily high Btu, low sulfur steam and metallurgical coal.
      Northern Appalachia, including Maryland, Ohio, Pennsylvania and northern West Virginia, is the other major coal producing region in the eastern U.S. (12% of 2004 U.S. production). Coal from this region generally has a high heat content of between 12,000 and 14,000 Btus per pound with typical sulfur content ranging from 1.0% to 4.5%. From 2001 to 2004, according to Platts, the Northern Appalachian region experienced a decline in production from 142.3 million tons to 135 million tons, or a 5% decline, primarily as a result of production problems at longwall mining operations in southern Pennsylvania and northern West Virginia. Northern Appalachian operators market the vast majority of their coal to electric generators. Despite its sulfur content, which is considered medium sulfur coal, coal from Northern Appalachia is generally considered attractive to electricity generators because of its high average heat content of approximately 13,000 Btus per pound. As of November 1, 2005, we operate or have the right to receive production from 19 mines in this region producing primarily steam and metallurgical coal with a sulfur content of greater than 1.5% that has an average heat content of approximately 12,350 Btus per pound.
      We do not currently operate any mines in the Powder River Basin, the Midwest region, Southern Appalachia or the Four Corners region.

Demand for U.S. Coal Production
      Coal produced in the United States is primarily consumed domestically by utilities to generate electricity, by steel companies to produce coke for use in blast furnaces, and by a variety of industrial users to heat and power foundries, cement plants, paper mills, chemical plants and other manufacturing and processing facilities. According to the EIA, 98% of coal consumed in the United States in 2004 was from domestic production sources. Coal produced in the United States is also exported, primarily from east coast terminals. The breakdown of 2004 U.S. coal consumption by end user, as estimated by the EIA, is as follows:

End Use	Tons	% of Total

	(In millions)
Electrical generation	1,015.1	88%
Industrial, residential & commercial	65.4	6%
Steel making	23.7	2%

Total domestic(1)	1,104.3	96%
Exports	48.0	4%

Total	1,152.3	100%

(1)	Includes consumption of 27.3 million tons of coal imported into the United States in 2004.
      As reflected in the above table, the dominant use for coal in the United States is for electricity generation. Coal used as fuel to generate electricity and for use by industrial consumers is commonly referred to as “steam coal,” and it accounted for approximately 63% of our 2004 coal sales volume. Coal has long been favored as an electricity generating fuel by regulated utilities because of its low cost compared to other fuels. The largest cost component in electricity generation is fuel. This fuel cost is typically lower for coal than competing hydrocarbon-based fuels such as oil and natural gas on a Btu-comparable basis. Global Energy Advisors has estimated the average total production costs of electricity, using coal and competing generation alternatives in the first quarter of 2005 as follows:

Cost per
Megawatt
Electrical Generation Type	Hour

Natural Gas	$59.14
Oil	57.18
Coal	19.41
Nuclear	16.35
Hydroelectric	7.45
      Factors other than fuel cost that influence each utility’s choice of the type of electricity generation include, among others, facility construction cost, access to fuel transportation infrastructure and environmental restrictions. The breakdown of U.S. electricity generation by fuel source in 2004, according to EIA, is as follows:

% of Total
Electricity
Electricity Generation Source	Generation

Coal	51.5%
Nuclear	20.8%
Natural Gas	16.3%
Hydro	6.8%
Oil and Other	4.6%

Total	100.0%

      The EIA projects that generators of electricity will increase their demand for coal as demand for electricity increases. Because coal-fired generation is used in most cases to meet “base load” requirements, which are the minimum amounts of electric power delivered or required over a given period of time at a steady rate, coal consumption has generally grown at the pace of electricity demand growth. Demand for electricity has historically grown in proportion to U.S. economic growth as measured by Gross Domestic Product. Based on estimates compiled by the EIA, coal consumption is expected to grow 1.6% per year until 2025.
      The other major market for our coal is the steel industry. The type of coal used in steel making is referred to as “metallurgical coal,” and it accounted for approximately 37% of our 2004 coal sales volume. When making steel in an integrated steel mill, two of the key raw ingredients are iron ore and coke. Coke is the substance formed when metallurgical coal is heated in a coking oven to a very high temperature in the absence of air. In the blast furnace of an integrated steel mill, coke is primarily used to (i) generate the heat required to convert iron ore into molten iron; (ii) generate the reducing gas necessary to chemically convert iron oxides into hot metal; and (iii) create a permeable bed to allow the molten iron to drip down and the reducing gases to rise up. Generally, 1.5 tons of metallurgical coal produces approximately 1 ton of coke, which in turn is needed to produce approximately 2 tons of steel.
      Blast furnaces are designed to use specific grades of cokes, and as a result, coking ovens are designed to use metallurgical coals with specific qualities. Metallurgical coal is distinguished by special quality characteristics that include high carbon content, low expansion pressure, low sulfur content, and various other chemical attributes. Metallurgical coal is also high in heat content (as measured in Btus), and therefore can alternatively be used by utilities as fuel for electricity generation. Consequently, metallurgical coal producers have the opportunity to select the market that provides maximum revenue. The premium price offered for metallurgical coal by steel makers for its coke-making attributes is typically higher than the price offered by utility coal buyers that typically value only the heat and sulfur content of steam coal. U.S. metallurgical coal reserves are predominately concentrated in the Central Appalachian region.
      In 2004, approximately 4% of our coal sales were made to industrial consumers, all of which was steam coal. Industrial users of coal typically purchase high Btu products with the same type of quality focus as utility coal buyers. The primary goal is to maximize heat content, with other specifications like ash content, sulfur content, and size varying considerably among different customers. Because most industrial coal consumers use considerably less tonnage than electric generating stations, they typically prefer to purchase coal that is screened and sized to specifications that streamline coal handling processes. Due to the more stringent size and quality specifications, industrial customers often pay a premium above utility coal pricing.
      Coal produced in the United States that is shipped for North American consumption is typically sold at the mine loading facility with transportation costs being borne by the purchaser. Offshore export shipments are normally sold at the ship-loading terminal, with the producer paying for the transportation costs to the port and the purchaser paying the ocean freight.
      While delivery to coal consumers often involves more than one mode of transportation, according to the EIA, approximately two-thirds of U.S. coal production is shipped via railroads. In addition, coal is also shipped via trucks, barges, overland conveyors, and ocean vessels loaded at export terminals.
      The United States ranked sixth among worldwide exporters of coal in 2004, according to estimates by the World Coal Institute. Australia was the largest exporter, with other major exporters including China, Indonesia, South Africa, Russia and Colombia. According to the EIA, the United States continues to be a swing supplier of coal in the world market. The EIA’s most recent estimates indicate that U.S. exports in 2004 decreased by over 33% since 1994 as a result of increased international competition, the U.S. dollar’s strength over time in comparison to foreign currencies and the depletion of reserves in regions of the United States that have traditionally sold into the export market. According to the EIA, the United States exported 48.0 million tons of coal in 2004, of which 56% was used for electricity generation and 44% was used for steel making. U.S. coal exports were shipped to 25 countries in 2003. According to the EIA, the largest purchaser of both exported steam coal and exported metallurgical coal from the United States in

2004 was Canada, which imported 14 million tons, or 66%, of total steam coal exports and 3.8 million tons, or 14%, of total metallurgical coal exports.
Industry Trends
      In recent years, the U.S. coal industry has experienced several significant trends including:
      Growth in Coal Consumption. According to the EIA, from 1990 to 2004 coal consumption in the United States increased from 904 million tons to 1,104.3 million tons, or 22%. The largest driver of increased coal consumption during this period was increased demand for electricity, as electricity production by domestic electric power producers increased 31% and coal consumption by electric power producers increased 30%. As coal remains one of the lowest cost fuel sources for domestic electric power producers, we believe coal consumption should continue to expand as demand for electricity continues to increase.
      Increased Utilization of Excess Capacity at Existing Coal-Fired Power Plants. We believe that existing coal-fired plants will supply much of the near-term projected increase in the demand for electricity because they possess excess capacity that can be utilized at low incremental costs. In 2004, the estimated average utilization of the existing coal-fired power plant fleet was 72%, significantly below the estimated potential utilization rate of 85%. If U.S. coal fueled plants operate at utilization rates of 85%, we believe they would consume approximately 185 million additional tons of coal per year, which represents an increase of approximately 16% over current coal consumption. In comparison, in 2004, the average utilization of the existing nuclear-fired power plant fleet was estimated by Platts to be 90%.
      Construction of New Coal-Fired Power Plants. The NETL projects that more than 100,000 megawatts of new coal-fired electric generation capacity will be constructed in the United States by 2025. The NETL has identified 124 coal-fired plants, representing 73,000 megawatts of electric generation capacity, which have been proposed and are currently in various stages of development. The DOE projects that approximately 70 of these proposed coal-fired plants, representing approximately 43,000 megawatts of electric generation capacity, will be completed and begin consuming coal to produce electricity by the end of 2010.
      Industry Consolidation. The U.S. coal industry has experienced significant consolidation over the last 15 years. In 2004, the five largest coal producers controlled over 51% of coal produced in the United States, compared to just 35% in 1995 and 22% in 1990, according to Platts. Weaker coal prices in the late 1990s forced many smaller operators to sell or shut down their operations. In addition, a number of large international oil and gas companies decided to exit the domestic coal industry. Despite increased consolidation, the industry still remains relatively fragmented with more than 700 coal producers in the United States in 2004, according to Platts.
      Increasingly Stringent Air Quality Laws. The coal industry has witnessed a shift in demand to low sulfur coal production driven by regulatory restrictions on sulfur dioxide emissions from coal-fired power plants. In 1995, Phase I of the Clean Air Act’s Acid Rain regulations required high sulfur coal plants to reduce their emissions of sulfur dioxide to 2.5 pounds or less per million Btu, and in 2000, Phase II tightened these sulfur dioxide restrictions further to 1.2 pounds of sulfur dioxide per million Btu. Sulfur dioxide and other emissions may be restricted even further by some currently proposed laws and regulations. Currently, electric power generators operating coal-fired plants can comply with these requirements by:

•	burning lower sulfur coal, either exclusively or mixed with higher sulfur coal;

•	installing pollution control devices, such as scrubbers, that reduce the emissions from high sulfur coal;

•	reducing electricity generating levels; or

•	purchasing or trading emission credits to allow them to comply with the sulfur dioxide emission compliance requirements.

      Additional current and proposed air emission requirements are discussed in “Environmental and Other Regulatory Matters.”
Recent Coal Market Conditions
      According to traded coal indices and reference prices, U.S. and international coal demand is currently strong, and coal pricing increased in 2004 and has remained at historically high levels during the year-to-date period in 2005 in each of our coal production markets. We believe that the current strong fundamentals in the U.S. coal industry result primarily from:

•	stronger industrial demand following a recovery in the U.S. manufacturing sector, evidenced by the most recent estimate of 3.8% real GDP growth in the third quarter of 2005, as reported by the Bureau of Economic Analysis;

•	relatively low customer stockpiles, estimated by the U.S. Energy Information Administration (“EIA”) to be approximately 105.6 million tons at the end of July, 2005, down 5.8% from the same period in the prior year;

•	declining coal production in Central Appalachia, including an average annual decline of 4.9% in Central Appalachian coal production volume from January 1, 2001 through December 31, 2004;

•	capacity constraints of U.S. nuclear-powered electricity generators, which operated at an average utilization rate of 90.1% in 2004, up from 73.8% in 1994, as estimated by the EIA;

•	high current and forward prices for natural gas and heating oil, the primary fuels for electricity generation, with spot prices as of November 21, 2005, for natural gas and heating oil at $10.31 per million Btu and $1.68 per gallon, respectively, as reported by Bloomberg L.P.; and

•	increased international demand for U.S. coal for steelmaking, driven by global economic growth, high ocean freight rates and the weak U.S. dollar.
      Steam Coal Pricing. U.S. spot steam coal prices have experienced significant volatility over the past few years. Starting in late 2000 and continuing through mid-2001, U.S. spot steam coal prices began to rise as a result of reduced supply, higher demand from utility and industrial consumers, and rising natural gas and oil prices. Beginning in the middle of 2001, U.S. spot steam coal prices declined due to the weakening domestic economy, higher utility consumer inventories and increases in supply as the coal production market reacted to the stronger prices during the late 2000/early 2001 period. Spot prices for U.S. steam coal remained relatively low through the end of 2001 and during all of 2002.
      U.S. spot steam coal prices have steadily increased since mid-2003, particularly for coals sourced in the eastern United States. The table below describes the percentage increase in year-over-year average reference prices for coal as of November 21, 2005, according to Platts Research and Consulting (“Platts”), in the regions where we produce our coal, and the percentage of our produced and processed coal sales volume during 2004 by region:

	Increase in Average	Percentage of Produced and
	Reference Prices	Processed Coal Sales in 2004

Central Appalachia	8.5%	72.2%
Northern Appalachia	13.5%	27.8%

      The following chart sets forth historical steam coal prices in various U.S. markets computed on an average monthly basis for the period from January 1, 1999 to November 21, 2005.
      Metallurgical Coal Pricing. Metallurgical coal prices in both the domestic and seaborne export markets have increased significantly over the past two years due to tight supply and strong global steel production. The price increase in the U.S. metallurgical coal market is due in part to improved stability in the U.S. steel industry, which has increased domestic demand for metallurgical coal. The U.S. flat-rolled steel industry has experienced several mergers and acquisitions involving a number of companies emerging from, and assets sold out of, Chapter 11 bankruptcy protection. Many of the companies or assets previously in Chapter 11 have reduced or eliminated certain of their costs and obligations associated with their steel operations, including environmental, employee and retiree benefit and other obligations. This reduction in industry liabilities, together with the recent weakening of the U.S. dollar, has helped U.S. steel companies become more competitive with foreign steel producers.
      Prices for U.S. metallurgical coal in foreign markets have been supported by significant increases in demand for metallurgical coal by foreign steel producers, driven by higher steel production in Asia and the Pacific Rim, particularly in China. According to the International Iron and Steel Institute, global steel consumption increased by 8.8% during 2004 over the 2003 level, Chinese steel consumption increased approximately 11% in 2004 over 2003, and Asia-Pacific Rim consumption of metallurgical coal continues to strain supply. Additionally, the recent weakness of the U.S. dollar has made U.S. metallurgical coal more competitive in international markets. Increased prices have also been supported by circumstances affecting the coal export industry in China and Australia, the world’s two largest coal exporters. In Australia, the world’s largest coal exporter, metallurgical coal exports have been reduced by operating disruptions at certain Australian metallurgical coal mines and capacity constraints at major Australian shipping ports. China’s contribution to the world metallurgical coal export market has been reduced by restrictions on its metallurgical coal exports announced in late 2003 in order to satisfy domestic demand. Asia-Pacific Rim consumption of metallurgical coal continues to strain supply, with BHP Billiton, a major Australian producer, reporting a 53% increase in average realized metallurgical coal prices for fiscal year 2005 over the prior fiscal year, and Fording Canadian Coal Trust, a major Canadian producer, reporting an increase of approximately 83% in average metallurgical coal sales price for the nine months ended September 30, 2005 over the same period in 2004.

      The table below describes average sale prices, according to Platts, for low volatile metallurgical coal at the Hampton Roads, Virginia export terminals, through which we ship the great majority of our metallurgical coal exports and which collectively constitute the highest volume export facility for U.S. metallurgical coal production, and the percentage increase or decrease in prices year-over-year:

				Percentage
				Increase
Average Sale Prices per Ton for Low Volatile Metallurgical				(Decrease)
Coal at Hampton Roads, Virginia Export Terminals				Year-Over-Year

September 30, 2004	$135.00	September 30, 2005	$130.00	(4)%
April 5, 2004	$135.00	April 1, 2005	$135.00	0%
January 12, 2004	$71.50	January 3, 2005	$137.50	92%
October 6, 2003	$52.00	October 4, 2004	$135.00	160%

BUSINESS
Overview
      We are a leading Appalachian coal producer. Our reserves primarily consist of high Btu, low sulfur steam coal that is currently in high demand in U.S. coal markets and metallurgical coal that is currently in high demand in both U.S. and international coal markets. We produce, process and sell steam and metallurgical coal from eight regional business units, which, as of November 1, 2005, are supported by 44 active underground mines, 25 active surface mines and 11 preparation plants located throughout Virginia, West Virginia, Kentucky and Pennsylvania. We are also actively involved in the purchase and resale of coal mined by others, the majority of which we blend with coal produced from our mines, allowing us to realize a higher overall margin for the blended product than we would be able to achieve selling these coals separately.
      Steam coal, which is primarily purchased by large utilities and industrial customers as fuel for electricity generation, accounted for approximately 62% of our coal sales volume in the first nine months of 2005 and 63% of our 2004 coal sales volume. The majority of our steam coal sales volume in the first nine months of 2005 and during 2004 consisted of high Btu (above 12,500 Btu content per pound), low sulfur (sulfur content of 1.5% or less) coal, which typically sells at a premium to lower-Btu, higher-sulfur steam coal. Metallurgical coal, which is used primarily to make coke, a key component in the steel making process, accounted for approximately 38% of our coal sales volume in the first nine months of 2005 and 37% of our 2004 coal sales volume. Metallurgical coal generally sells at a premium over steam coal because of its higher quality and its value in the steelmaking process as the raw material for coke. Under current market conditions, we are able to market a significant portion of our higher quality steam coal as metallurgical coal.
      As discussed in note 22 to our financial statements, we have one reportable segment — Coal Operations — which consists of our coal extracting, processing and marketing operations, as well as our purchased coal sales function and certain other coal-related activities. Our equipment and part sales and equipment repairs operations, terminal services, coal and environmental analysis services and leasing of mineral rights described below under “— Other Operations” are not included in our Coal Operations segment.
History
      On December 13, 2002, the First Reserve Stockholders, who then owned 100% of the membership interests of ANR Holdings, acquired the majority of the Virginia coal operations of our Predecessor through wholly owned subsidiaries of ANR Holdings for $62.9 million.
      On January 31, 2003, wholly owned subsidiaries of ANR Holdings acquired Coastal Coal Company for $67.8 million, and on March 11, 2003, ANR Holdings and its subsidiaries acquired the U.S. coal production and marketing operations of AMCI for $121.3 million. Of the consideration for the U.S. AMCI acquisition, $69.0 million was provided in the form of an approximate 44% membership interest in ANR Holdings issued to the owners of AMCI, which together with the issuances of an approximate 1% membership interest to Madison Capital Funding, LLC and Alpha Coal Management reduced the First Reserve Stockholders membership interest in ANR Holdings to approximately 55%. On November 17, 2003, we acquired the assets of Mears for $38.0 million.
      On April 1, 2004, we acquired substantially all of the assets of Moravian Run Reclamation Co., Inc. for five thousand dollars in cash and the assumption by us of certain liabilities, including four active surface mines and two additional surface mines under development, operating in close proximity to and serving many of the same customers as our AMFIRE business unit located in Pennsylvania. On May 10, 2004, we acquired a coal preparation plant and railroad loading facility located in Portage, Pennsylvania and related equipment and coal inventory from Cooney Bros. Coal Company for $2.5 million in cash and an adjacent coal refuse disposal site from a Cooney family trust for $0.3 million in cash. On October 13, 2004, our AMFIRE business unit entered into a coal mining lease with Pristine Resources, Inc., a subsidiary of International Steel Group Inc., for the right to deep mine a substantial area of the Upper Freeport Seam in Pennsylvania.
      On February 11, 2005, we succeeded to the business and became the indirect parent entity of ANR Holdings in connection with the Internal Restructuring and, on February 18, 2005, we completed an initial public offering of our common stock.
      On April 14, 2005, we sold the assets of NKC to an unrelated third party for cash in the amount of $4.4 million, plus an amount in cash equal to the fair market value of NKC’s coal inventory, and the assumption by the buyer of certain liabilities of NKC.
      On October 26, 2005, we acquired the Nicewonder Coal Group’s coal reserves and operations in southern West Virginia and southwestern Virginia for an aggregate purchase price of $315.2 million, consisting of cash at closing in the amount of $35.2 million, a cash tax payment of $1.9 million to be made to the sellers in April 2006, estimated transaction costs of $3.9 million, $221.0 million principal amount of promissory installment notes of one of our indirect, wholly owned subsidiaries, of which $181.1 million was paid on November 2, 2005 and $39.9 million is due on January 15, 2006, and 2,180,233 shares of our common stock valued at approximately $53.2 million for accounting purposes. For this purpose, the value of the common stock issued was based on the average closing prices of our common stock for the five trading days surrounding October 20, 2005, the date the number of shares to be issued under the terms of the acquisition agreement became fixed without subsequent revision. In connection with the Nicewonder Acquisition, we also agreed to make royalty payments to the former owners of the acquired companies in the amount of $0.10 per ton of coal mined and sold from White Flame Energy’s surface mine no. 10. The final cash purchase price is subject to certain working capital and other adjustments. The Nicewonder Acquisition consisted of the purchase of the outstanding capital stock of White Flame Energy, Inc., Twin Star Mining, Inc. and Nicewonder Contracting, Inc., the equity interests of Powers Shop, LLC and Buchanan Energy, LLC and substantially all of the assets of Mate Creek Energy of W. Va., Inc. and Virginia Energy Company, and the business of Premium Energy, Inc. by merger. The operations we acquired from the Nicewonder Coal Group constitute a new eighth business unit, although we may eventually integrate these operations into our seven other business units.
Competitive Strengths
      We believe that the combination of the following competitive strengths distinguishes us from our competitors.
      We provide a comprehensive range of steam and metallurgical coal products that are in high demand. Our reserves enable us to provide customers with coal products that are in high demand — including high Btu, low sulfur steam coal, and low, medium and high volatile metallurgical coal. Steam coal customers value high Btu coal because it fuels electricity generation more efficiently than lower energy content coal. In addition, the demand for clean burning, low sulfur coal has grown significantly since the implementation of sulfur emission restrictions mandated by the Clean Air Act. Metallurgical coal customers require precise coal characteristics to meet their coke production specifications and generally value low volatile metallurgical coal more highly than other categories of metallurgical coal.
      Our flexible mining operations and diversified asset base allow us to manage costs while capitalizing on market opportunities. Our 69 active mines, 11 preparation plants and eight regional business units are supported by flexible and cost-effective use of our mining equipment and personnel. Our underground mines use the room and pillar mining method with continuous mining equipment, and our surface mines principally use trucks, loaders and dozers. Our mining equipment is interchangeable and can be redirected easily at a relatively low cost, providing us with flexibility to respond to changing geologic, operating and market conditions. The diversity of our portfolio of mines and preparation plants allows us to move resources between existing or new operations and limits our mine concentration risk. This diversity also limits our mine concentration risk, as the mine that produced the greatest amount of our coal contributed only approximately 10% of our production during 2004.

      Our ability to provide customized product offerings creates valuable market opportunities, strengthens our customer relationships and improves profitability. We have a “customer-focused” marketing strategy that, combined with our comprehensive range of coal product offerings and established marketing network, enables us to customize our coal deliveries to a customer’s precise needs and specifications. The products we sell to our customers will often be a blend of internally produced coal and coal we have purchased from third parties, in contrast to the more traditional approach of only offering coal produced from captive mines. Our blending capabilities give us a competitive advantage in product source and composition. We use spot market coal to optimize the mix delivered to our customers and to maximize the profitability of each of our contracts. We believe our commitment to providing high quality coal products designed to our customers’ specifications enables us to maintain strong customer relationships while maximizing the value of our coal reserves.
      Our primary operating focus is the Appalachian region, the region with the most producer-favorable coal supply and demand dynamics in the United States. Our operations are focused on Central and Northern Appalachia, which accounted for approximately 72% and 28%, respectively, of the coal produced from our mines during 2004. The Appalachian region has produced declining supplies of coal in recent years while regional demand, already the highest in the United States based on tons consumed, is expected to increase due to growth in regional demand for electricity. We believe these trends in Appalachian coal supply and demand, the high quality of Appalachian coal and the lower transportation costs that result from the proximity of Appalachian producers and customers create favorable pricing dynamics that provide us with an advantage over producers from other regions.
      Our Central Appalachian mining expertise provides us with significant regional growth opportunities. Our focus on the Appalachian region has allowed us to develop expertise in efficiently mining Central Appalachian reserves. Furthermore, we have developed both a good understanding of the region’s transportation infrastructure and a favorable reputation with the region’s property owners, coal industry operators and employee base.
      Our comparatively low amount of long-term reclamation and employee-related liabilities provides us with financial flexibility. As of September 30, 2005, on a pro forma basis giving effect to the Nicewonder Acquisition, we had total accrued reclamation liabilities of $48.9 million, self-insured workers’ compensation liabilities of $6.5 million and post-retirement obligations of $22.2 million, and we had no pension liabilities and minimal black lung liabilities. We believe the amount of these liabilities are among the lowest of the publicly-traded U.S. coal producers. In addition, because over 91% of our approximately 3,240 employees are employed by our subsidiaries on a union-free basis as of November 1, 2005, and approximately 95% of our coal production during 2004 was produced from mines operated by union-free employees, we are better able to minimize the types of employee-related liabilities commonly associated with union-represented mines.
      Our management team has extensive coal industry experience and has successfully integrated a number of acquisitions. Our senior executives have, on average, more than 20 years of experience in the coal industry, largely in the Appalachian region, and they have substantial experience in increasing productivity, reducing costs, implementing our marketing strategy and coal blending capabilities, improving safety, and developing and maintaining strong customer and employee relationships. In addition to their operating strengths, the majority of our senior executives have significant experience in identifying, acquiring and integrating acquired coal companies into existing organizations.
Business Strategy
      We believe that we are well-positioned to enhance our position as a leading Appalachian coal producer by continuing to implement our strategy, which consists of the following key components:
      Achieve premium pricing and optimum efficiency in contract fulfillment. We intend to continue to use our diversified operating strategy, coal blending capabilities, market knowledge and strong marketing organization to identify and capitalize on opportunities to generate premium pricing for our coal and to achieve optimum efficiency in fulfillment of coal contracts. As of November 1, 2005, approximately 18%,

55% and 79%, respectively, of our planned production for 2006, 2007 and 2008, including production from the operations we acquired in the Nicewonder Acquisition, was uncommitted and was not yet priced, which we believe provides us with significant price certainty in the short-term while maintaining uncommitted planned production that allows us to take an opportunistic approach to selling our coal.
      Maximize profitability of our mining operations. We continuously reassess our reserves, mines and processing and loading facilities in an effort to determine the optimum operating configuration that maximizes our profitability, efficient use of operating assets and return on invested capital. We intend to continue to optimize the profitability of our mining operations through a series of initiatives that include:

•	increasing production levels where we determine that such increased production can be profitably achieved;

•	leveraging our product offerings, blending capabilities and marketing organization to realize higher margins from our sales;

•	deploying our resources against the most profitable opportunities available in our asset portfolio;

•	consolidating regional operations and increasing the utilization of our existing preparation plants and loading facilities;

•	maintaining our focus on safety and implementing safety measures designed to keep our workforce injury free; and

•	coordinating company-wide purchasing activities with major vendors to provide materials and supplies at lower overall cost.
      Pursue strategic value-creating acquisitions. We have successfully acquired and integrated businesses into our operations, and we intend to continue to expand our business and coal reserves through acquisitions of attractive, strategically positioned assets. Although we intend to concentrate our efforts in Appalachia, where we believe there remain attractive acquisition opportunities, we will continue to evaluate opportunities in other regions that meet our acquisition criteria. We employ what we believe is a disciplined acquisition strategy focused on acquiring coal and coal-related operations and assets at attractive valuations. Some of the factors that we consider in evaluating an acquisition candidate include:

•	the candidate’s historical and projected financial performance;

•	the quality and quantity of the candidate’s coal reserves, coal processing facilities and other coal production assets;

•	the extent to which the geographic location of the candidate’s coal reserves, processing facilities, and access to transportation links and customers provides synergistic opportunities with our existing operations and assets;

•	the existing liabilities of the candidate, and whether the acquisition can be completed in a manner that limits our assumption of the candidate’s long-term liabilities;

•	in situations where we retain existing management, the management’s experience and relationship with the local community; and

•	the experience, terms of employment and union status of the candidate’s employees and the terms of the candidate’s contracts with third-party mine and processing facility operators.
We believe that our recent acquisition of the Nicewonder Coal Group is consistent with this strategy.
      Maintain a strong safety, labor relations and environmental record. One of our core values is protecting the health and welfare of our employees by designing and implementing high safety standards in the workplace. We also aim to preserve the positive relationship we have developed with our employees. There have been no material work stoppages at any of our facilities since we were formed in 2002 or at any of our Predecessor or acquired facilities in the past 10 years. Furthermore, we aim to adhere to high standards in protecting and preserving the environment in which we operate. For example, in August 2004 we began implementing an environmental best practices system across all of our subsidiaries’ operations that involves the development of specific environmental policies and programs, advanced training of our environmental staff and management, and periodic assessments to measure the level of our environmental awareness and compliance.
Mining Methods
      We produce coal using two mining methods: underground room and pillar mining using continuous mining equipment, and surface mining, which are explained as follows:
      Underground Mining. Underground mines in the United States are typically operated using one of two different methods: room and pillar mining or longwall mining. In 2004, approximately 82% of our produced coal volume came from underground mining operations using the room and pillar method with continuous mining equipment. In room and pillar mining, rooms are cut into the coal bed leaving a series of pillars, or columns of coal, to help support the mine roof and control the flow of air. Continuous mining equipment is used to cut the coal from the mining face. Generally, openings are driven 20 feet wide and the pillars are generally rectangular in shape measuring 35-50 feet wide by 35-80 feet long. As mining advances, a grid-like pattern of entries and pillars is formed. Shuttle cars are used to transport coal to the conveyor belt for transport to the surface. When mining advances to the end of a panel, retreat mining may begin. In retreat mining, as much coal as is feasible is mined from the pillars that were created in advancing the panel, allowing the roof to cave. When retreat mining is completed to the mouth of the panel, the mined panel is abandoned. The room and pillar method is often used to mine smaller coal blocks or thin or non-contiguous seams, and seam recovery ranges from 35% to 70%, with higher seam recovery rates applicable where retreat mining is combined with room and pillar mining. Productivity for continuous room and pillar mining in the United States averages 3.5 tons per employee per hour, according to the EIA.
      The other underground mining method commonly used in the United States is the longwall mining method, which we do not currently use at any of our mines. In longwall mining, a rotating drum is trammed mechanically across the face of coal, and a hydraulic system supports the roof of the mine while it advances through the coal. Chain conveyors then move the loosened coal to an underground mine conveyor system for delivery to the surface.
      Surface Mining. Surface mining is used when coal is found close to the surface. In 2004, approximately 18% of our produced coal volume (approximately 32% on a pro forma basis after giving effect to the Nicewonder Acquisition) came from surface mines. This method involves the removal of overburden (earth and rock covering the coal) with heavy earth-moving equipment and explosives, loading out the coal, replacing the overburden and topsoil after the coal has been excavated and reestablishing vegetation and plant life and making other improvements that have local community and environmental benefit. Overburden is typically removed at our mines by either hydraulic shovels or front-end loaders which place the overburden into large trucks. We also operate a fine coal recovery dredge operation which we consider to be a surface mine. Seam recovery for surface mining is typically 90% or more. Productivity depends on equipment, geological composition and mining ratios and averages 4.8 tons per employee per hour in eastern regions of the United States, according to the EIA.
Mining Operations
      We have eight regional business units as of November 1, 2005, including the operations we acquired in the Nicewonder Acquisition. As of November 1, 2005, these business units include 11 preparation plants, each of which receive, blend, process and ship coal that is produced from one or more of our 69 active mines (some of which are operated by third parties under contracts with us), using two mining methods, underground room and pillar and surface mining. Our underground mines generally consist of one or more single or dual continuous miner sections which are made up of the continuous miner, shuttle cars, roof bolters and various ancillary equipment. Our surface mines are a combination of mountain top removal, contour and auger operations using truck/loader equipment fleets along with large production tractors. Most of our preparation plants are modern heavy media plants that generally have both coarse and fine coal cleaning circuits. We employ preventive maintenance and rebuild programs to ensure that our equipment is modern and well-maintained. During 2004 and the first nine months of 2005, most of our preparation plants also processed coal that we purchased from third-party producers before reselling it to our customers. Within each regional business unit, mines have been developed at strategic locations in close proximity to our preparation plants and rail shipping facilities. Coal is transported from our regional business units to customers by means of railroads, trucks, barge lines and ocean-going vessels from terminal facilities. The following table provides location and summary information regarding our eight regional business units and the preparation plants and active mines associated with these business units as of November 1, 2005:
Regional Business Units

							Pro forma
			Number and Type of Mines as				2004
			of November 1, 2005				Production of
		Preparation Plant(s) as					Saleable
Regional Business Unit	Location	of November 1, 2005	Underground	Surface	Total	Railroad	Tons(1)(2)

							(In thousands)
Paramont	Virginia	Toms Creek	9	5	14	NS	5,876
Dickenson-Russell	Virginia	McClure River and Moss #3	6	1	7	CSX, NS	1,951
Kingwood	West Virginia	Whitetail	1	0	1	CSX	1,862
Brooks Run	West Virginia	Erbacon	3	1	4	CSX	1,987
Welch	West Virginia	Litwar, Kepler and Herndon	15	0	15	NS	2,401
AMFIRE	Pennsylvania	Clymer and Portage	6	12	18	NS	3,514
Enterprise	Kentucky	Roxana	4	3	7	CSX	1,477
Nicewonder	Virginia and West Virginia		0	3	3	NS	3,836

		Total	44	25	69		22,904

(1)	Includes coal purchased from third-party producers that was processed at our subsidiaries’ preparation plants in 2004.

(2)	Excludes 457,000 tons of coal produced in 2004 by NKC. We sold NKC on April 14, 2005. Includes production by our Nicewonder business unit, which we acquired on October 26, 2005.

CSX Railroad = CSX
Norfolk Southern Railroad = NS
      The coal production and processing capacity of our mines and processing plants is influenced by a number of factors including reserve availability, labor availability, environmental permit timing and preparation plant capacity. We have obtained permits for and are currently in the process of developing Deep Mine 35 in Virginia to be operated by our Paramont business unit, Madison deep mine in Pennsylvania which is operated by our AMFIRE business unit, Seven Pines surface mine in West Virginia which is operated by our Brooks Run business unit and Cucumber deep mine in West Virginia to be operated by our Welch business unit. We anticipate spending approximately $60.0 million developing these mines during 2005. All four of these new mines have begun production and we expect them to reach full production capacity of approximately 2.8 million tons by the end of 2006, some of which is intended to replace existing production from contract-operated deep mines in Virginia and West Virginia that are being depleted or decommissioned. We expect the majority of this new production to be metallurgical coal.
      The following provides a brief description of our business units as of November 1, 2005.
      Paramont. Our Paramont business unit produces coal from nine underground mines using continuous miners and the room and pillar mining method. Three of the underground mines are operated by independent contractors. The coal from these underground mines is transported by truck to the Toms

Creek preparation plant operated by Paramont, or the McClure River or Moss #3 preparation plants operated by Dickenson-Russell. At the preparation plant, the coal is cleaned, blended and loaded onto rail for shipment to customers. Paramont also operates five truck/loader surface mines. Three of these surface mines are operated by independent contractors. The coal produced by the surface mines is transported to one of our preparation plants or raw coal loading docks where it is blended and loaded onto rail for shipment to customers. During 2004, Paramont purchased approximately 98,000 tons of coal from third parties that was blended with Paramont’s coal and shipped to our customers. As of November 1, 2005, the Paramont business unit was operating at a capacity to ship approximately six million tons per year.
      Dickenson-Russell. Our Dickenson-Russell business unit produces coal from six underground mines using continuous miners and the room and pillar mining method. Two of the underground mines are operated by independent contractors. The coal from these underground mines is transported by truck to the McClure River or Moss #3 preparation plants operated by Dickenson-Russell or the Toms Creek preparation plant operated by Paramont where it is cleaned, blended and loaded on rail or truck for shipment to customers. The Dickenson-Russell business unit also operates a fine coal recovery dredge operation where fine coals that were previously discarded by the coal cleaning process are recovered, cleaned, and blended with other coals for sale. During 2004, Dickenson-Russell purchased approximately 3,000 tons of coal from third parties that was blended with Dickenson-Russell’s coal and shipped to our customers. As of November 1, 2005, the Dickenson-Russell business unit was operating at a capacity to ship approximately two million tons per year.
      Kingwood. Our Kingwood business unit produces coal from one underground mine using continuous miners and the room and pillar mining method. The Kingwood operation is staffed and operated by Kingwood employees. The coal is belted to the Whitetail preparation plant operated by Kingwood where it is cleaned and loaded onto rail or truck for shipment to customers. The Kingwood business unit has no surface mining operations. During 2004, Kingwood purchased approximately 44,000 tons of coal from third parties that was blended with Kingwood’s coal and shipped to our customers. As of November 1, 2005, the Kingwood business unit was operating at a capacity to ship approximately one and one-half million tons per year.
      Brooks Run. Our Brooks Run business unit produces coal from three underground mines using continuous miners and the room and pillar mining method. All of the mining operations at the Brooks Run business unit are staffed and operated by Brooks Run employees. The coal is transported by truck to the Erbacon preparation plant operated by Brooks Run where it is cleaned, blended and loaded onto rail for shipment to customers. The Brooks Run business unit has one surface mine operated with Brooks Run employees. Brooks Run purchased no coal from third parties in 2004. As of November 1, 2005, the Brooks Run business unit was operating at a capacity to ship approximately two and one-half million tons per year.
      Welch. Our Welch business unit produces coal from fifteen underground mines using continuous miners and the room and pillar mining method. Three of the underground mines are operated by our employees, and the others are operated by independent contractors. The coal is transported by truck or rail to the coal preparation plants operated by Welch where it is cleaned, blended and loaded onto rail for shipment to customers. The Welch business unit has no active surface mining operations as of September 15, 2005. During 2004, the Welch business unit purchased approximately 503,000 tons of coal from third parties that was blended with other coals and shipped to our customers. As of November 1, 2005, the Welch business unit was operating at a capacity to ship approximately two and three-quarter million tons per year.
      AMFIRE. Our AMFIRE business unit produces coal from six underground mines using continuous miners and the room and pillar mining method. All of the underground mining operations at AMFIRE are staffed and operated by AMFIRE employees. The underground coal is delivered directly by truck to the customer, or to the Clymer or Portage coal preparation plants or raw coal loading docks where it is cleaned, blended and loaded onto rail or truck for shipment to customers. AMFIRE also operates ten truck/loader surface mines. Five of the surface mines are operated by independent contractors. The surface mined coal is delivered directly by truck to the customer or transported to the Clymer or Portage coal preparation plants or raw coal loading docks where it is blended and loaded onto rail or truck for shipment to customers. During 2004, AMFIRE purchased approximately 175,000 tons of coal from third parties that was blended with AMFIRE’s coal and shipped to our customers. As of November 1, 2005, the AMFIRE business unit was operating at a capacity to ship approximately four million tons per year.
      Enterprise. Our Enterprise business unit produces coal from four underground mines using continuous miners and the room and pillar mining method. All of the underground mining operations at Enterprise are staffed and operated by Enterprise employees. The coal from these underground mines is transported by truck to the Roxana coal preparation plant operated by Enterprise where it is cleaned, blended and loaded onto rail for shipment to customers. Enterprise also has three truck/loader surface mines which are operated by independent contractors. The coal produced by the surface mines is transported to the Roxana preparation plant where it is blended and loaded onto rail for shipment to customers. During 2004, Enterprise purchased approximately 52,000 tons of coal from third parties that was blended with Enterprise’s coal and shipped to our customers. As of November 1, 2005, the Enterprise business unit was operating at a capacity to ship approximately one and one-half million tons per year.
      Nicewonder. The operations we acquired in the Nicewonder Acquisition constitute a new eighth business unit, although we may eventually integrate these operations into our seven other business units. Our Nicewonder business unit produces coal from three surface mining operations and also recovers coal from the highway construction business operated by Nicewonder Contracting Inc. (NCI) described below:

•	White Flame Energy operates a surface mine located in Mingo County, West Virginia, producing low sulfur coal. Coal from this surface mine is transported by truck to the Mate Creek rail load-out facility located on the Norfolk Southern Line, where it is blended with production from NCI and sold to customers. During 2004, White Flame Energy produced 1.8 million tons of steam coal. As of November 1, 2005, White Flame Energy was operating at a capacity to ship approximately 1.8 million tons per year.

•	Premium Energy operates a surface mine in Mingo and Logan counties, West Virginia, producing high quality steam and metallurgical coals. The coal produced by Premium Energy is currently transported to Arch Coal, Inc.’s Mingo Logan mining complex by off road haul. Historically, the vast majority of Premium Energy’s production has been sold exclusively to Mingo Logan. In conjunction with the Nicewonder Acquisition, Nicewonder agreed to renegotiate the coal sales contract with Arch Coal, reducing the volume to approximately 1.3 million tons in 2006 and 0.6 million tons in 2007, and terminating thereafter. Mingo Logan will continue to process and load the Premium Energy production for a negotiated price per ton. During 2004, Premium Energy produced 1.7 million tons of metallurgical grade coal and steam coal. As of November 1, 2005, Premium Energy was operating at a capacity to ship approximately 1.6 million tons per year.

•	Twin Star, together with Buchanan Energy and Virginia Energy Company, operate one surface mine in Buchanan County, Virginia, which during 2004 produced approximately 0.4 million tons of coal that were sold into the steam and metallurgical markets. As of November 1, 2005, Twin Star was operating at a capacity to ship approximately 0.4 million tons per year.

•	Nicewonder Contracting (NCI) operates a highway construction business under a contract with the State of West Virginia Department of Transportation. Pursuant to the contract, NCI is building approximately 11 miles of rough grade highway in West Virginia over the next six to seven years and, in exchange NCI will be compensated by West Virginia based on the number of cubic yards of material excavated and/or filled to create a road bed, as well as for certain other cost components. In the course of road construction, NCI will recover any coal encountered and sell the coal to its customers, subject to certain costs including coal loading, transportation, coal royalty payments and applicable taxes and fees. During 2004, NCI produced approximately 45,000 tons of coal. As of November 1, 2005, NCI was operating at a capacity to ship approximately 0.5 million tons per year.

Coal Characteristics
      In general, coal of all geological compositions is characterized by end use as either steam coal or metallurgical coal. Heat value, sulfur, ash and moisture content, and coking characteristics such as fluidity, Audibert-Arnu dilatometer (ARNU) scores and volatility in the case of metallurgical coal, are the most important variables in the profitable marketing and transportation of coal. These characteristics determine the best end use of a particular type of coal. We mine, process, market and transport bituminous coal, characteristics of which are described below.
      Heat Value. The heat value of coal is commonly measured in British thermal units, or “Btus.” A Btu is the amount of heat needed to raise the temperature of one pound of water by one degree Fahrenheit. All of our coal is bituminous coal, a “soft” black coal with a heat content that ranges from 9,500 to 15,000 Btus per pound. This coal is located primarily in Appalachia, Arizona, the Midwest, Colorado and Utah and is the type most commonly used for electric power generation in the United States. Bituminous coal is also used for metallurgical and industrial steam purposes. Of our estimated 518.9 million tons of proven and probable reserves, approximately 92% has a heat content above 12,500 Btus per pound.
      Sulfur Content. Sulfur content can vary from seam to seam and sometimes within each seam. When coal is burned, it produces sulfur dioxide, the amount of which varies depending on the chemical composition and the concentration of sulfur in the coal. Low sulfur coals are coals which have a sulfur content of 1.5% or less. Demand for low sulfur coal has increased, and is expected to continue to increase, as generators of electricity strive to reduce sulfur dioxide emissions to comply with increasingly stringent emission standards in environmental laws and regulations. Approximately 90% of our proven and probable reserves are low sulfur coal.
      High sulfur coal can be burned in plants equipped with sulfur-reduction technology, such as scrubbers, which can reduce sulfur dioxide emissions by 50% to 90%. Plants without scrubbers can burn high sulfur coal by blending it with lower sulfur coal or by purchasing emission allowances on the open market, allowing the user to emit a predetermined amount of sulfur dioxide. Some older coal-fired plants have been retrofitted with scrubbers, although most have shifted to lower sulfur coals as their principal strategy for complying with Phase II of the Clean Air Act’s Acid Rain regulations. We expect that any new coal-fired generation plant built in the United States will use clean coal-burning technology.
      Ash and Moisture Content. Ash is the inorganic residue remaining after the combustion of coal. As with sulfur content, ash content varies from seam to seam. Ash content is an important characteristic of coal because electric generating plants must handle and dispose of ash following combustion. The absence of ash is also important to the process by which metallurgical coal is transformed into coke for use in steel production. Moisture content of coal varies by the type of coal and the region where it is mined. In general, high moisture content decreases the heat value and increases the weight of the coal, thereby making it more expensive to transport. Moisture content in coal, as sold, can range from approximately 5% to 30% of the coal’s weight.
      Coking Characteristics. The coking characteristics of metallurgical coal are typically measured by the coal’s fluidity, ARNU and volatility. Fluidity and ARNU tests measure the expansion and contraction of coal when it is heated under laboratory conditions to determine the strength of coke that could be produced from a given coal. Typically, higher numbers on these tests indicate higher coke strength. Volatility refers to the loss in mass, less moisture, when coal is heated in the absence of air. The volatility of metallurgical coal determines the percentage of feed coal that actually becomes coke, known as coke yield. Coal with a lower volatility produces a higher coke yield and is more highly valued than coal with a higher volatility, all other metallurgical characteristics being equal.
Coal Reserves
      We estimate that, as of July 31, 2005, on a pro forma basis giving effect to the reserves we acquired in the Nicewonder Acquisition, we had total proven and probable reserves of approximately 518.9 million tons. We believe that our total proven and probable reserves will support current production levels for more than 20 years. “Reserves” are defined by SEC Industry Guide 7 as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. “Proven (Measured) Reserves” are defined by SEC Industry Guide 7 as reserves for which (1) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (2) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established. “Probable reserves” are defined by SEC Industry Guide 7 as reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.
      Information about our reserves consists of estimates based on engineering, economic and geological data assembled and analyzed by our internal engineers, geologists and finance associates. We periodically update our reserve estimates to reflect past coal production, new drilling information and other geological or mining data, and acquisitions or sales of coal properties. Coal tonnages are categorized according to coal quality, mining method, permit status, mineability and location relative to existing mines and infrastructure. In accordance with applicable industry standards, proven reserves are those for which reliable data points are spaced no more than 2,700 feet apart. Probable reserves are those for which reliable data points are spaced 2,700 feet to 7,900 feet apart. Further scrutiny is applied using geological criteria and other factors related to profitable extraction of the coal. These criteria include seam height, roof and floor conditions, yield and marketability.
      We periodically retain outside experts to independently verify our estimates of our coal reserves. The most recent of these reviews, completed in November 2004 (and therefore not including reserves we acquired in the Nicewonder Acquisition), included the preparation of reserve maps and the development of estimates by certified professional geologists based on data supplied by us and using standards accepted by government and industry, including the methodology outlined in U.S. Geological Survey Circular 891. Reserve estimates were developed using criteria to assure that the basic geologic characteristics of the reserves (such as minimum coal thickness and wash recovery, interval between deep mineable seams and mineable area tonnage for economic extraction) were in reasonable conformity with existing and recently completed mine operation capabilities on our various properties. As a result of this report, we increased our reserve estimate from 326.5 million tons as of January 1, 2004 to 514.5 million tons as of October 15, 2004.
      In connection with the Nicewonder Acquisition, we asked Marshall Miller & Associates (“MM&A”) to prepare a detailed study of the coal reserves of the Nicewonder Coal Group in accordance with SEC Industry Guide 7 based on available geological information. The coal reserve study conducted by MM&A was planned and performed to obtain reasonable assurance of the proven and probable coal reserves of the Nicewonder Coal Group. In connection with the study, MM&A prepared reserve maps and developed estimates based on data provided to us by the sellers and using standards accepted by government and industry. After reviewing such maps and information, MM&A prepared an independent mapping and estimate of the proven and probable reserves of the Nicewonder Coal Group using methodology outlined in SEC Industry Guide 7. Reserve estimates were developed using criteria to assure that the basic geologic characteristics of the reserves (such as minimum coal thickness and wash recovery, interval between deep mineable seams and mineable area tonnage for economic extraction) were in reasonable conformity with existing and recently completed mine operation capabilities on our various properties.
      As with most coal-producing companies in Appalachia, the great majority of our coal reserves are subject to leases from third-party landowners. These leases convey mining rights to the coal producer in exchange for a percentage of gross sales in the form of a royalty payment to the lessor, subject to minimum payments. A small portion of our reserve holdings are owned and require no royalty or per-ton payment to other parties. The average royalties paid by us for coal reserves from our producing properties was $3.00 per ton in the first nine months of 2005 and $2.37 per ton in 2004, representing approximately 4.3% and 4% of our coal sales revenue in the respective periods.
      Although our coal leases have varying renewal terms and conditions, they generally last for the economic life of the reserves. According to our current mine plans, any leased reserves assigned to a currently active operation will be mined during the tenure of the applicable lease. Because the great majority of our leased or owned properties and mineral rights are covered by detailed title abstracts prepared when the respective properties were acquired by predecessors in title to us and our current lessors, we generally do not thoroughly verify title to, or maintain title insurance policies on, our leased or owned properties and mineral rights.
      The following table provides the “quality” (sulfur content and average Btu content per pound) of our coal reserves, including, on a pro forma basis, the coal reserves we acquired in the Nicewonder Acquisition, in each case as of July 31, 2005.

		Recoverable
		Reserves Proven &	Sulfur Content(2)			Average Btu(2)
Regional Business Unit	State	Probable(1)	<1%	1.0%-1.5%	>1.5%	>12,500	<12,500

		(In millions of tons)	(In millions of tons)			(In millions of tons)
Paramont/Alpha Land and Reserves(2)	Virginia	152.1	109.4	31.8	10.9	150.6	1.5
Dickenson-Russell	Virginia	32.0	32.0	0	0	32.0	0
Kingwood	West Virginia	30.7	0	18.5	12.2	30.7	0
Brooks Run	West Virginia	25.2	7.5	17.7	0	10.3	15.0
Welch	West Virginia	94.7	94.7	0	0	94.7	0
AMFIRE	Pennsylvania	92.0	13.8	49.3	28.8	83.1	8.9
Enterprise	Kentucky	65.5	25.5	38.4	1.6	63.4	2.1
Nicewonder	Virginia and West Virginia	26.7	26.3	0.4	0	12.0	14.7

Totals		518.9	309.2	156.2	53.5	476.7	42.2
Percentages			60%	30%	10%	92%	8%

(1)	Recoverable reserves represent the amount of proven and probable reserves that can actually be recovered taking into account all mining and preparation losses involved in producing a saleable product using existing methods under current law. The reserve numbers set forth in the table exclude reserves for which we have leased our mining rights to third parties. The reserve information reflects moisture factors ranging from 4.5% to 6.5%, representing the average moisture present in our delivered coal.

(2)	Includes proven and probable reserves in Virginia controlled by our subsidiary Alpha Land and Reserves, LLC as of July 31, 2005. Alpha Land and Reserves, LLC subleases a portion of the mining rights to its proven and probable reserves in Virginia to our subsidiary Paramont Coal Company Virginia, LLC.

      The following table summarizes, by regional business unit, the tonnage of our coal reserves, including, on a pro forma basis, the coal reserves we acquired in the Nicewonder Acquisition, that is assigned to our operating mines, our property interest in those reserves and whether the reserves consist of steam or metallurgical coal, as of July 31, 2005.

		Recoverable	Total Tons(2)		Total Ton
		Reserves Proven &
Regional Business Unit	State	Probable(1)	Assigned(2)	Unassigned(2)	Owned	Leased	Coal Type(3)

		(In millions of tons)
			(In millions of tons)		(In millions of tons)
Paramont/ Alpha Land and Reserves(4)	Virginia	152.1	73.7	78.4	0	152.1	Steam and Metallurgical
Dickenson-Russell	Virginia	32.0	29.8	2.2	0	32.0	Steam and Metallurgical
Kingwood	West Virginia	30.7	22.3	8.4	0	30.7	Steam and Metallurgical
Brooks Run	West Virginia	25.2	2.9	22.3	3.0	22.3	Steam and Metallurgical
Welch	West Virginia	94.7	53.3	41.4	1.3	93.4	Steam and Metallurgical
AMFIRE	Pennsylvania	92.0	41.9	50.1	3.5	88.5	Steam and Metallurgical
Enterprise	Kentucky	65.5	10.0	55.4	7.2	58.4	Steam
Nicewonder	Virginia and						Steam and
	West Virginia	26.7	24.5	2.2	1.2	25.5	Metallurgical

Totals		518.9	258.4	260.5	16.1	502.8
Percentages			50%	50%	3%	97%

(1)	Recoverable reserves represent the amount of proven and probable reserves that can actually be recovered taking into account all mining and preparation losses involved in producing a saleable product using existing methods under current law. The reserve numbers set forth in the table exclude reserves for which we have leased our mining rights to third parties. The reserve information reflects moisture factors ranging from 4.5% to 6.5%, representing the average moisture present in our delivered coal.

(2)	Assigned reserves represent recoverable coal reserves that can be mined without a significant capital expenditure for mine development, whereas unassigned reserves will require significant capital expenditures to mine the reserves.

(3)	Almost all of our reserves that we currently market as metallurgical coal also possess quality characteristics that would enable us to market them as steam coal.

(4)	Includes proven and probable reserves in Virginia controlled by our subsidiary Alpha Land and Reserves, LLC as of July 31, 2005. Alpha Land and Reserves, LLC subleases a portion of the mining rights to its proven and probable reserves in Virginia to our subsidiary Paramont Coal Company Virginia, LLC.

Marketing, Sales and Customer Contracts
      Our marketing and sales force, which is principally based in Latrobe, Pennsylvania, included 34 employees as of November 1, 2005, and consists of sales managers, distribution/traffic managers and administrative personnel. In addition to selling coal produced in our seven regional business units, we are also actively involved in the purchase and resale of coal mined by others, the majority of which we blend with coal produced from our mines. We have coal supply commitments with a wide range of electric utilities, steel manufacturers, industrial customers and energy traders and brokers. Our overall sales philosophy is to focus first on the customer’s individual needs and specifications, as opposed to simply selling our production inventory. By offering coal of both steam and metallurgical grades blended to provide specific qualities of heat content, sulfur and ash and other characteristics relevant to our customers, we are able to serve a diverse customer base. This diversity allows us to adjust to changing market conditions and provides us with the ability to sustain high sales volumes and sales prices for our coal. Many of our larger customers are well-established public utilities who have been customers of ours or our Predecessor and acquired companies for decades.
      We sold a total of 18.9 million tons of coal in the first nine months of 2005, consisting of 14.9 million tons of produced and processed coal and 4.0 million tons of purchased coal that we resold without processing. Of our total purchased coal sales of 5.0 million tons in the first nine months of 2005, approximately 3.5 million tons were blended prior to resale, meaning the coal was mixed with coal produced from our mines prior to resale, which generally allows us to realize a higher overall margin for the blended product than we would be able to achieve selling these coals separately. Approximately 1.0 million tons of our purchased coal sales during the first nine months of 2005 were processed by us, meaning we washed, crushed or blended the coal at one of our preparation plants or loading facilities prior to resale. We sold a total of 25.3 million tons of coal in 2004, consisting of 18.9 million tons of produced and processed coal and 6.4 million tons of purchased coal that we resold without processing. Of our total purchased coal sales of 7.3 million tons in 2004, approximately 5.9 million tons were blended prior to resale. Approximately 0.9 million tons of our 2004 purchased coal sales were processed by us. We sold a total of 21.6 million tons of coal in 2003, consisting of 17.7 million tons of produced and processed coal and 3.9 million tons of purchased coal that we resold without processing. Of our total purchased coal sales of 5.4 million tons in 2003, approximately 1.5 million tons were processed prior to resale. The breakdown of tons sold by market served for the first six months of 2005 and for 2004 and 2003 is set forth in the table below:

	Steam Coal Sales(1)		Metallurgical Coal Sales

Year	Tons	% of Total Sales	Tons	% of Total Sales

	(In millions, except percentages)
Nine Months Ended September 30, 2005	11.7	62%	7.2	38%
2004	15.8	63%	9.5	37%
2003	15.3	71%	6.3	29%

(1)	Steam coal sales include sales to utility and industrial customers. Sales of steam coal to industrial customers, who we define as consumers of steam coal who do not generate electricity for sale to third parties, accounted for approximately 7%, 4% and 5% of total sales in the first nine months of 2005 and 2004 and 2003, respectively.
      We sold coal to over 130 different customers in 2004. Our top ten customers in 2004 accounted for approximately 39% of 2004 revenues and our largest customer during 2004 accounted for approximately 8% of 2004 revenues. The following table provides information regarding our exports (including to Canada and Mexico) in 2004 and 2003 by revenues and tons sold:

		Export Tons		Export Sales
		Sold as a		Revenues as a
	Export Tons	Percentage of	Export Sales	Percentage of
Year	Sold	Total Coal Sales	Revenues(1)	Total Revenues

	(In millions, except percentages)
2004	8.3	32%	$602.6	47%
2003	4.9	22%	$220.8	28%

(1)	Export sales revenues in 2004 include approximately $4.0 million in equipment export sales. All other export sales revenues are coal sales revenues and freight and handling revenues.
      Our export shipments during 2004 and 2003 serviced customers in 18 and 11 countries, respectively, across North America, Europe, South America, Asia and Africa. Japan was our largest export market in 2004 with sales to Japan accounting for approximately 23% of export revenues and approximately 11% of total revenues in 2004, while Canada was our largest export market in 2003, with sales to Canada accounting for approximately 40% of export revenues and approximately 11% of total revenues in 2003. All of our sales are made in U.S. dollars, which reduces foreign currency risk. A portion of our sales are subject to seasonal fluctuation, with sales to certain customers being curtailed during the winter months due to the freezing of lakes that we use to transport coal to those customers.

      As is customary in the coal industry, when market conditions are appropriate and particularly in the steam coal market, we enter into long-term contracts (exceeding one year in duration) with many of our customers. These arrangements allow customers to secure a supply for their future needs and provide us with greater predictability of sales volume and sales prices. A significant majority of our steam coal sales are shipped under long-term contracts. During 2003, most of our contracts to supply metallurgical coal were entered into on a one-year rolling basis or on a current market or spot basis. However, due to market conditions, the majority of the metallurgical coal sales contracts we entered into during 2004 were long-term contracts. Approximately 83% and 55% of our steam and metallurgical coal sales volume in 2004, respectively, was delivered pursuant to long-term contracts.
      As of November 1, 2005, we had contracts to sell substantially all of our planned 2005 production, 82% of planned 2006 production, 45% of planned 2007 production, and 21% of planned 2008 production. In addition, as of October 6, 2005, we had commitments to purchase 2.9 million, 2.1 million and 0.5 million tons of coal during 2005, 2006 and 2007, respectively.
      The terms of our contracts result from bidding and negotiations with customers. Consequently, the terms of these contracts typically vary significantly in many respects, including price adjustment features, provisions permitting renegotiation or modification of coal sale prices, coal quality requirements, quantity parameters, flexibility and adjustment mechanisms, permitted sources of supply, treatment of environmental constraints, options to extend and force majeure, suspension, termination and assignment provisions, and provisions regarding the allocation between the parties of the cost of complying with future governmental regulations.
Distribution
      We employ transportation specialists who negotiate freight and terminal agreements with various providers, including railroads, trucks, barge lines, and terminal facilities. Transportation specialists also coordinate with customers, mining facilities and transportation providers to establish shipping schedules that meet the customer’s needs. Our coal sales of 25.3 million tons during 2004 were loaded from our 11 preparation plants and in certain cases directly from our mines and, in the case of purchased coal, in some cases directly from mines and preparation plants operated by third parties or from an export terminal. Virtually all of our coal is transported from the mine to our preparation plants by truck or rail, and then from the preparation plant to the customer by means of railroads, trucks, barge lines and ocean-going vessels from terminal facilities. Rail shipments constituted approximately 79% of total shipments of captive produced and processed coal volume from the preparation plant to the customer in 2004. The balance was shipped from our preparation plants, loadout facilities or mines via truck. In 2004, approximately 11% of our coal sales were ultimately delivered to customers through transport on the Great Lakes, approximately 14% was moved through the Norfolk Southern export facility at Norfolk, Virginia, approximately 6% was moved through the coal export terminal at Newport News, Virginia operated by Dominion Terminal Associates, and 5% was moved through the export terminal at Baltimore, Maryland. We own a 32.5% interest in the coal export terminal at Newport News, Virginia operated by Dominion Terminal Associates. See “— Other Operations.” Of the 3.7 million tons of coal sold by the Nicewonder Coal Group in 2004, 55% was shipped via the Norfolk Southern Rail, and the remaining 45% was delivered via truck to other coal companies for resale.
Competition
      With respect to our U.S. customers, we compete with numerous coal producers in the Appalachian region and with a large number of western coal producers in the markets that we serve. Competition from coal with lower production costs shipped east from western coal mines has resulted in increased competition for coal sales in the Appalachian region. We face limited competition from imports for our domestic customers. In 2004, only 2.5% of total U.S. coal consumption was imported. Excess industry capacity, which has occurred in the past, tends to result in reduced prices for our coal. The most important factors on which we compete are delivered coal price, coal quality and characteristics, transportation costs from the mine to the customer and the reliability of supply. Demand for coal and the prices that we will be able to obtain for our coal are closely linked to coal consumption patterns of the domestic electric generation industry, which has accounted for approximately 91% of domestic coal consumption over the last five years. These coal consumption patterns are influenced by factors beyond our control, including the demand for electricity, which is significantly dependent upon summer and winter temperatures in the United States, environmental and other government regulations, technological developments and the location, availability, quality and price of competing fuels for power such as natural gas, nuclear, fuel oil and alternative energy sources such as hydroelectric power. Demand for our low sulfur coal and the prices that we will be able to obtain for it will also be affected by the price and availability of high sulfur coal, which can be marketed in tandem with emissions allowances in order to meet Clean Air Act requirements.
      Demand for our metallurgical coal and the prices that we will be able to obtain for metallurgical coal will depend to a large extent on the demand for U.S. and international steel, which is influenced by factors beyond our control, including overall economic activity and the availability and relative cost of substitute materials. In the export metallurgical market, during 2004 we largely competed with producers from Australia, Canada, and other international producers of metallurgical coal.
      In addition to competition for coal sales in the United States and internationally, we compete with other coal producers, particularly in the Appalachian region, for the services of experienced coal industry employees at all levels of our mining operations.
Other Operations
      We have other operations and activities in addition to our normal coal production, processing and sales business, including:
      Maxxim Rebuild Company. We own Maxxim Rebuild Company, LLC, a mining equipment company with facilities in Kentucky and Virginia. This business largely consists of repairing and reselling equipment and parts used in surface mining and in supporting preparation plant operations. Maxxim Rebuild had revenues of $20.8 million for 2004, of which approximately 22% was generated by services provided to our other subsidiaries and approximately 19% was generated by equipment sales to export customers.
      Dominion Terminal Associates. Through our subsidiary Alpha Terminal Company, LLC, we hold a 32.5% interest in Dominion Terminal Associates, a 22 million-ton annual capacity coal export terminal located in Newport News, Virginia. The terminal, constructed in 1982, provides the advantages of state of the art unloading/transloading equipment with ground storage capability, providing producers with the ability to custom blend export products without disrupting mining operations. During 2004, we shipped a total of 1.4 million tons of coal to our customers through the terminal. We make periodic cash payments in respect of the terminal for operating expenses, which are offset by payments we receive for transportation incentive payments and for renting our unused storage space in the terminal to third parties. Our cash payments for expenses for the terminal in 2004 were $3.3 million, partially offset by payments received in 2004 of $1.8 million. The terminal is held in a partnership with subsidiaries of three other companies, Dominion Energy (20%), Arch Coal (17.5%) and Peabody Energy (30%). Alpha Terminal Company and its other interested partners are currently pursuing a $20-$25 million investment in the construction of a new coal import facility at the terminal. Engineering work on the project should be completed by the end of 2005, at which point the cost of the project will be submitted to the participating partners for approval.
      Miscellaneous. We engage in the sale of certain non-strategic assets such as timber, gas and oil rights as well as the leasing and sale of non-strategic surface properties and reserves. We also provide coal and environmental analysis services.

Employee and Labor Relations
      Approximately 95% of our coal production in 2004 came from mines operated by union-free employees, and as of November 1, 2005, over 91% of our subsidiaries’ approximately 3,240 employees were union-free. We believe our employee relations are good and there have been no material work stoppages at any of our subsidiaries’ properties in the past ten years.
Legal Proceedings
      General. From time to time, we are involved in litigation and administrative proceedings which arise in the ordinary course of our business. Management does not believe that any of the litigation or proceedings in which we are currently involved, either individually or in the aggregate, are likely to have a material adverse effect on our business, financial condition, operating results or cash flows.
      Nicewonder Litigation. The Affiliated Construction Trades Foundation brought an action against Nicewonder Contracting, Inc. (“NCI”) and the West Virginia Department of Transportation, Division of Highways in the United States District Court in the Southern District of West Virginia. (The Affiliated Construction Trades Foundation v. West Virginia Department of Transportation and Nicewonder Contracting Inc., (SDWV CA No. 2:04-1344)). The plaintiff seeks a declaration that the contract between NCI and the State of West Virginia related to NCI’s road construction project is illegal as a violation of applicable West Virginia and federal competitive bidding and prevailing wage laws. The plaintiff also is seeking an injunction prohibiting performance of the contract but has not sought monetary damages. The sellers in the Nicewonder Acquisition have agreed to indemnify us for any losses we may incur as a result of this litigation, net of the net revenues of NCI from post-acquisition coal sales and the value of certain reserves, surface property and mining equipment of NCI.

ENVIRONMENTAL AND OTHER REGULATORY MATTERS
      Federal, state and local authorities regulate the U.S. coal mining industry with respect to matters such as employee health and safety, permitting and licensing requirements, air quality standards, water pollution, plant and wildlife protection, the reclamation and restoration of mining properties after mining has been completed, the discharge of materials into the environment, surface subsidence from underground mining, and the effects of mining on groundwater quality and availability. These regulations and legislation have had, and will continue to have, a significant effect on our production costs and our competitive position. Future legislation, regulations or orders, as well as future interpretations and more rigorous enforcement of existing laws, regulations or orders, may require substantial increases in equipment and operating costs to us and delays, interruptions, or a termination of operations, the extent of which we cannot predict. We intend to respond to these regulatory requirements at the appropriate time by implementing necessary modifications to facilities or operating procedures. Future legislation, regulations or orders may also cause coal to become a less attractive fuel source, thereby reducing coal’s share of the market for fuels used to generate electricity. As a result, future legislation, regulations or orders may adversely affect our mining operations, cost structure or the ability of our customers to use coal.
      We endeavor to conduct our mining operations in compliance with all applicable federal, state, and local laws and regulations. However, because of extensive and comprehensive regulatory requirements, violations occur from time to time. None of the violations or the monetary penalties assessed upon us since our inception in 2002 have been material. Nonetheless, we expect that future liability under or compliance with environmental and safety requirements could have a material effect on our operations or competitive position. Under some circumstances, substantial fines and penalties, including revocation or suspension of mining permits, may be imposed under the laws described below. Monetary sanctions and, in severe circumstances, criminal sanctions may be imposed for failure to comply with these laws.
      As of September 30, 2005, we had accrued $41.0 million for reclamation liabilities and mine closures, including $6.7 million of current liabilities.
      Mining Permits and Approvals. Numerous governmental permits or approvals are required for mining operations. When we apply for these permits and approvals, we may be required to present data to federal, state or local authorities pertaining to the effect or impact that any proposed production or processing of coal may have upon the environment. The requirements imposed by any of these authorities may be costly and time consuming and may delay commencement or continuation of mining operations. Regulations also provide that a mining permit or modification can be delayed, refused or revoked if an officer, director or a stockholder with a 10% or greater interest in the entity is affiliated with or is in a position to control another entity that has outstanding permit violations. Thus, past or ongoing violations of federal and state mining laws could provide a basis to revoke existing permits and to deny the issuance of additional permits.
      In order to obtain mining permits and approvals from state regulatory authorities, mine operators, including us, must submit a reclamation plan for restoring, upon the completion of mining operations, the mined property to its prior or better condition, productive use or other permitted condition. Typically, we submit our necessary permit applications several months, or even years, before we plan to begin mining a new area. Although permits may take six months or longer to obtain, in the past we have generally obtained our mining permits without significant delay. However, we cannot be sure that we will not experience difficulty in obtaining mining permits in the future.
      Surface Mining Control and Reclamation Act. The Surface Mining Control and Reclamation Act of 1977 (“SMCRA”), which is administered by the Office of Surface Mining Reclamation and Enforcement (“OSM”), establishes mining, environmental protection and reclamation standards for all aspects of surface mining as well as many aspects of deep mining. Mine operators must obtain SMCRA permits and permit renewals from the OSM or the applicable state agency. Where state regulatory agencies have adopted federal mining programs under SMCRA, the state becomes the regulatory authority. States in which we have active mining operations have achieved primary control of enforcement through federal authorization.

      SMCRA permit provisions include a complex set of requirements which include: coal prospecting; mine plan development; topsoil removal, storage and replacement; selective handling of overburden materials; mine pit backfilling and grading; protection of the hydrologic balance; subsidence control for underground mines; surface drainage control; mine drainage and mine discharge control and treatment; and re-vegetation.
      The mining permit application process is initiated by collecting baseline data to adequately characterize the pre-mine environmental condition of the permit area. This work includes surveys of cultural and historical resources, soils, vegetation, wildlife, assessment of surface and ground water hydrology, climatology, and wetlands. In conducting this work, we collect geologic data to define and model the soil and rock structures and coal that we will mine. We develop mining and reclamation plans by utilizing this geologic data and incorporating elements of the environmental data. The mining and reclamation plan incorporates the provisions of SMCRA, the state programs, and the complementary environmental programs that affect coal mining. Also included in the permit application are documents defining ownership and agreements pertaining to coal, minerals, oil and gas, water rights, rights of way and surface land, and documents required of the OSM’s Applicant Violator System, including the mining and compliance history of officers, directors and principal owners of the entity.
      Once a permit application is prepared and submitted to the regulatory agency, it goes through a completeness review and technical review. Public notice of the proposed permit is given that also provides for a comment period before a permit can be issued. Some SMCRA mine permits take over a year to prepare, depending on the size and complexity of the mine and may take six months to two years or even longer to be issued. Regulatory authorities have considerable discretion in the timing of the permit issuance and the public and other agencies have rights to comment on and otherwise engage in the permitting process, including through intervention in the courts.
      Before a SMCRA permit is issued, a mine operator must submit a bond or otherwise secure the performance of reclamation obligations. The Abandoned Mine Land Fund, which is part of SMCRA, requires a fee on all coal produced. The proceeds are used to reclaim mine lands closed or abandoned prior to SMCRA’s adoption in 1977. The current fee is $0.35 per ton on surface-mined coal and $0.15 per ton on deep-mined coal, but tax rate revisions are currently pending. On April 4, 2005, the United States Court of Federal Claims ruled that this fee is unconstitutional to the extent it is levied on exported coal. We do not know whether the U.S. government will appeal this ruling.
      SMCRA stipulates compliance with many other major environmental statutes, including: the Clean Air Act; Clean Water Act; Resource Conservation and Recovery Act (“RCRA”) and Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA” or “Superfund”).
      Surety Bonds. Federal and state laws require us to obtain surety bonds to secure payment of certain long-term obligations including mine closure or reclamation costs, federal and state workers’ compensation costs, coal leases and other miscellaneous obligations. Many of these bonds are renewable on a yearly basis. Surety bond costs have increased in recent years while the market terms of surety bonds have generally become more unfavorable. In addition, the number of companies willing to issue surety bonds has decreased. We have a committed bonding facility with Travelers Casualty and Surety Company of America, pursuant to which Travelers has agreed, subject to certain conditions, to issue surety bonds on our behalf in a maximum amount of $150.0 million. As of September 30, 2005, we have posted an aggregate of $88.9 million in reclamation bonds and $8.6 million of other types of bonds under this facility. On a pro forma basis giving effect to the Nicewonder Acquisition, we would have posted an aggregate of $100.7 million in reclamation bonds under this facility as of September 30, 2005.
      Clean Air Act. The Clean Air Act and comparable state laws that regulate air emissions affect coal mining operations both directly and indirectly. Direct impacts on coal mining and processing operations may occur through Clean Air Act permitting requirements and/or emission control requirements relating to particulate matter, such as fugitive dust, including future regulation of fine particulate matter measuring 2.5 micrometers in diameter or smaller. The Clean Air Act indirectly affects coal mining operations by extensively regulating the air emissions of sulfur dioxide, nitrogen oxides, mercury and other compounds emitted by coal-fired electricity generating plants. The general effect of this extensive regulation of emissions from coal-fired power plants could be to reduce demand for coal.
      Clean Air Act requirements that may directly or indirectly affect our operations include the following:

•	Acid Rain. Title IV of the Clean Air Act required a two-phase reduction of sulfur dioxide emissions by electric utilities. Phase II became effective in 2000 and applies to all coal-fired power plants generating greater than 25 Megawatts. The affected electricity generators have sought to meet these requirements by, among other compliance methods, switching to lower sulfur fuels, installing pollution control devices, reducing electricity generating levels or purchasing sulfur dioxide emission allowances. We cannot accurately predict the effect of these provisions of the Clean Air Act on us in future years. At this time, we believe that implementation of Phase II has resulted in an upward pressure on the price of lower sulfur coals, as coal-fired power plants continue to comply with the more stringent restrictions of Title IV.

•	Fine Particulate Matter and Ozone. The Clean Air Act requires the U.S. Environmental Protection Agency (the “EPA”) to set standards, referred to as National Ambient Air Quality Standards (“NAAQS”), for certain pollutants. Areas that are not in compliance (referred to as “non-attainment areas”) with these standards must take steps to reduce emissions levels. In 1997, the EPA revised the NAAQS for particulate matter and ozone. Although previously subject to legal challenge, these revisions were subsequently upheld but implementation was delayed for several years. For ozone, these changes include replacement of the existing one-hour average standard with a more stringent eight-hour average standard. On April 15, 2004, the EPA announced that counties in 32 states fail to meet the new eight-hour standard for ozone. States that fail to meet the new standard will have until June 2007 to develop plans for pollution control measures that allow them to come into compliance with the standards. For particulates, the changes include retaining the existing standard for particulate matter with an aerodynamic diameter less than or equal to 10 microns (“PM10”), and adding a new standard for fine particulate matter with an aerodynamic diameter less than or equal to 2.5 microns (“PM2.5”). State fine particulate non-attainment designations were promulgated by the EPA on January 5, 2005. On March 7, 2005, a number of entities filed an appeal of the non-attainment designations in the United States Federal Court for the D.C. Circuit. On May 12, 2005, the court ordered the case held in abeyance and directed the EPA to file 90-day status reports. Following identification of non-attainment areas, each individual state will identify the sources of emissions and develop emission reduction plans. These plans may be state-specific or regional in scope. Under the Clean Air Act, individual states have up to twelve years from the date of designation to secure emissions reductions from sources contributing to the problem. Meeting the new PM2.5 standard may require reductions of nitrogen oxide and sulfur dioxide emissions. Future regulation and enforcement of these new ozone and PM2.5 standards will affect many power plants, especially coal-fired plants and all plants in “non-attainment” areas.

•	Ozone. Significant additional emissions control expenditures will be required at coal-fired power plants to meet the current NAAQS for ozone. Nitrogen oxides, which are a by-product of coal combustion, can lead to the creation of ozone. Accordingly, emissions control requirements for new and expanded coal-fired power plants and industrial boilers will continue to become more demanding in the years ahead.

•	NOx SIP Call. The NOx SIP Call program was established by the EPA in October of 1998 to reduce the transport of ozone on prevailing winds from the Midwest and South to states in the Northeast, which said they could not meet federal air quality standards because of migrating pollution. The program is designed to reduce nitrous oxide emissions by one million tons per year in 22 eastern states and the District of Columbia. Installation of additional control measures, such as selective catalytic reduction devices, required under the final rules will make it more costly to operate coal-fired electricity generating plants, thereby making coal a less attractive fuel.

•	Clear Skies Initiative. The Bush Administration has proposed legislation, commonly referred to as the Clear Skies Initiative, that could require dramatic reductions in nitrous oxide, sulfur dioxide,

and mercury emissions by power plants through “cap-and-trade” programs similar to the existing Acid Rain regulations and current NOx budget programs. The Senate Environment and Public Works Committee considered this proposed legislation and failed to recommend it for a vote by the full Senate on March 10, 2005. It is currently not possible to predict what, if any, new regulatory requirements will ultimately evolve out of this initiative.

•	Clean Air Interstate Rule. The EPA finalized the Clean Air Interstate Rule (CAIR) on March 10, 2005. The new CAIR calls for power plants in 29 eastern states and the District of Columbia to reduce emission levels of sulfur dioxide and nitrous oxide. The rule requires states to regulate power plants under a cap and trade program similar to the system now in effect for acid deposition control and to that proposed by the Clear Skies Initiative. When fully implemented, this rule is expected to reduce regional sulfur dioxide emissions by over 70% and nitrogen oxides emissions by over 60% from 2003 levels. The stringency of the cap may require many coal-fired electricity generation plants to install additional pollution control equipment, such as wet scrubbers, to comply, which could decrease the demand for low sulfur coal at these plants and thereby potentially reduce market prices for low sulfur coal. Emissions are permanently capped and cannot increase.

•	Utility Mercury Reductions Rule. On March 15, 2005, the EPA issued the Clean Air Mercury Rule, originally proposed as the Utility Mercury Reduction Rule, to permanently cap and reduce mercury emissions from coal-fired power plants. The Clean Air Mercury Rule establishes mercury emissions limits from new and existing coal-fired power plants and creates a market-based cap-and-trade program that is expected to reduce nationwide utility emissions of mercury in two phases. The cap on mercury emissions during the first phase is 38 tons. To the extent mercury emissions are required to be reduced during the first phase, emissions may reduced by taking advantage of “co-benefit” reductions — that is, mercury reductions achieved by reducing sulfur dioxide and nitrogen oxides emissions under CAIR. In the second phase, due in 2018, coal-fired power plants will be subject to a second cap, which will reduce emissions to 15 tons.

•	Carbon Dioxide. In February 2003, a number of states notified the EPA that they planned to sue the agency to force it to set new source performance standards for utility emissions of carbon dioxide and to tighten existing standards for sulfur dioxide and particulate matter for utility emissions. In June 2003, three of these states sued the EPA seeking a court order requiring the EPA to designate carbon dioxide as a criteria pollutant and to issue a new NAAQS for carbon dioxide. If these lawsuits result in the issuance of a court order requiring the EPA to set emission limitations for carbon dioxide and/or lower emission limitations for sulfur dioxide and particulate matter, it could reduce the amount of coal our customers would purchase from us.

•	Regional Emissions Trading. Eleven Northeast and Mid-Atlantic states are working cooperatively to develop a regional cap and trade program that would initially cover carbon dioxide emissions from power plants in the region. The states intended to develop a model rule by April 2005, but the process has been delayed and no formal model rule has been made public to date. There are a number of uncertainties regarding this initiative, including the applicable baseline of emissions to be permitted, initial allocations, required emissions reductions, availability of offsets, the extent to which states will adopt the program, whether it will be linked with programs in other states or in Canadian provinces, and the timing for implementation of the program. There can be no assurance at this time that a carbon dioxide cap and trade program, if implemented by the states where our customers operate, will not affect the future market for coal in this region.

•	Regional Haze. The EPA has initiated a regional haze program designed to protect and to improve visibility at and around national parks, national wilderness areas and international parks. This program restricts the construction of new coal-fired power plants whose operation may impair visibility at and around federally protected areas. Moreover, this program may require certain existing coal-fired power plants to install additional control measures designed to limit haze-causing emissions, such as sulfur dioxide, nitrogen oxides, volatile organic chemicals and particulate matter. These limitations could affect the future market for coal.

      Clean Water Act. The Clean Water Act of 1972 (the “CWA”) and corresponding state laws affect coal mining operations by imposing restrictions on the discharge of certain pollutants into water and on dredging and filling wetlands. The CWA establishes in-stream water quality standards and treatment standards for wastewater discharge through the National Pollutant Discharge Elimination System (“NPDES”). Regular monitoring, as well as compliance with reporting requirements and performance standards, are preconditions for the issuance and renewal of NPDES permits that govern the discharge of pollutants into water.
      Permits under Section 404 of the CWA are required for coal companies to conduct dredging or filling activities in jurisdictional waters for the purpose of creating slurry ponds, water impoundments, refuse areas, valley fills or other mining activities. Jurisdictional waters typically include ephemeral, intermittent, and perennial streams and may in certain instances include man-made conveyances that have a hydrologic connection to a stream or wetland.
      The Army Corps of Engineers (the “COE”) is empowered to issue “nationwide” permits for specific categories of filling activity that are determined to have minimal environmental adverse effects in order to save the cost and time of issuing individual permits under Section 404. Nationwide Permit 21 authorizes the disposal of dredge-and-fill material from mining activities into the waters of the United States. On October 23, 2003, several citizens groups sued the COE in the U.S. District Court for the Southern District of West Virginia seeking to invalidate “nationwide” permits utilized by the COE and the coal industry for permitting most in-stream disturbances associated with coal mining, including excess spoil valley fills and refuse impoundments. Although the lower court enjoined the issuance of Nationwide 21 permits, that decision was overturned by the Fourth Circuit Court of Appeals, which concluded that the COE complied with the Clean Water Act in promulgating this permit. Although Alpha had no operations that were interrupted, the lower court’s decision required us to convert certain ongoing and planned applications for Nationwide 21 permits to applications for individual permits. A similar lawsuit was filed on January 27, 2005 in the U.S. District Court for the Eastern District of Kentucky, and other lawsuits may be filed in other states where Alpha operates.
      Total Maximum Daily Load (“TMDL”) regulations established a process by which states designate stream segments as impaired (not meeting present water quality standards). Industrial dischargers, including coal mines, will be required to meet new TMDL effluent standards for these stream segments. Some of our operations currently discharge effluents into stream segments that have been designated as impaired. The adoption of new TMDL related effluent limitations for our coal mines could require more costly water treatment and could adversely affect our coal production.
      Under the CWA, states must conduct an anti-degradation review before approving permits for the discharge of pollutants to waters that have been designated as high quality. A state’s anti-degradation regulations would prohibit the diminution of water quality in these streams. Several environmental groups and individuals recently challenged, and in part successfully, West Virginia’s anti-degradation policy. In general, waters discharged from coal mines to high quality streams will be required to meet or exceed new “high quality” standards. This could cause increases in the costs, time and difficulty associated with obtaining and complying with NPDES permits, and could aversely affect our coal production.
      Mine Safety and Health. Stringent health and safety standards have been in effect since Congress enacted the Coal Mine Health and Safety Act of 1969. The Federal Mine Safety and Health Act of 1977 significantly expanded the enforcement of safety and health standards and imposed safety and health standards on all aspects of mining operations. All of the states in which we operate have state programs for mine safety and health regulation and enforcement. Collectively, federal and state safety and health regulation in the coal mining industry is perhaps the most comprehensive and pervasive system for protection of employee health and safety affecting any segment of U.S. industry. While this regulation has a significant effect on our operating costs, our U.S. competitors are subject to the same degree of regulation.

      Under the Black Lung Benefits Revenue Act of 1977 and the Black Lung Benefits Reform Act of 1977, as amended in 1981, each coal mine operator must secure payment of federal black lung benefits to claimants who are current and former employees and to a trust fund for the payment of benefits and medical expenses to claimants who last worked in the coal industry prior to July 1, 1973. The trust fund is funded by an excise tax on production of up to $1.10 per ton for deep-mined coal and up to $0.55 per ton for surface-mined coal, neither amount to exceed 4.4% of the gross sales price. The excise tax does not apply to coal shipped outside the United States. In 2004, we recorded $12.6 million of expense related to this excise tax.
      Coal Industry Retiree Health Benefit Act of 1992. Unlike many companies in the coal business, we do not have any liability under the Coal Industry Retiree Health Benefit Act of 1992 (the “Coal Act”), which requires the payment of substantial sums to provide lifetime health benefits to union-represented miners (and their dependents) who retired before 1992, because liabilities under the Coal Act that had been imposed on our Predecessor or acquired companies were retained by the sellers and, if applicable, their parent companies, in the applicable acquisition agreements. We should not be liable for these liabilities retained by the sellers unless they and, if applicable, their parent companies, fail to satisfy their obligations with respect to Coal Act claims and retained liabilities covered by the acquisition agreements.
      Endangered Species Act. The federal Endangered Species Act and counterpart state legislation protect species threatened with possible extinction. Protection of threatened and endangered species may have the effect of prohibiting or delaying us from obtaining mining permits and may include restrictions on timber harvesting, road building and other mining or agricultural activities in areas containing the affected species or their habitats. A number of species indigenous to the areas in which we operate are protected under the Endangered Species Act. Based on the species that have been identified to date and the current application of applicable laws and regulations, however, we do not believe there are any species protected under the Endangered Species Act that would materially and adversely affect our ability to mine coal from our properties in accordance with current mining plans.
      Resource Conservation and Recovery Act. The RCRA affects coal mining operations by establishing requirements for the treatment, storage, and disposal of hazardous wastes. Certain coal mine wastes, such as overburden and coal cleaning wastes, are exempted from hazardous waste management.
      Subtitle C of RCRA exempted fossil fuel combustion wastes from hazardous waste regulation until the EPA completed a report to Congress and made a determination on whether the wastes should be regulated as hazardous. In a 1993 regulatory determination, the EPA addressed some high volume-low toxicity coal combustion wastes generated at electric utility and independent power producing facilities, such as coal ash. In May 2000, the EPA concluded that coal combustion wastes do not warrant regulation as hazardous under RCRA. The EPA is retaining the hazardous waste exemption for these wastes. However, the EPA has determined that national non-hazardous waste regulations under RCRA Subtitle D are needed for coal combustion wastes disposed in surface impoundments and landfills and used as mine-fill. The agency also concluded beneficial uses of these wastes, other than for mine-filling, pose no significant risk and no additional national regulations are needed. As long as this exemption remains in effect, it is not anticipated that regulation of coal combustion waste will have any material effect on the amount of coal used by electricity generators. Most state hazardous waste laws also exempt coal combustion waste, and instead treat it as either a solid waste or a special waste. Any costs associated with handling or disposal of hazardous wastes would increase our customers’ operating costs and potentially reduce their ability to purchase coal. In addition, contamination caused by the past disposal of ash can lead to material liability.
      Due to the hazardous waste exemption for coal combustion waste such as ash, much coal combustion waste is currently put to beneficial use. For example, in one Pennsylvania mine from which we have the right to receive coal, we have used some ash as mine fill. The ash we use for this purpose is mixed with lime and serves to help alleviate the potential for acid mine drainage.
      Federal and State Superfund Statutes. Superfund and similar state laws affect coal mining and hard rock operations by creating liability for investigation and remediation in response to releases of hazardous substances into the environment and for damages to natural resources. Under Superfund, joint and several liabilities may be imposed on waste generators, site owners or operators and others regardless of fault. In addition, mining operations may have reporting obligations under the Emergency Planning and Community Right to Know Act and the Superfund Amendments and Reauthorization Act.
      Climate Change. One major by-product of burning coal is carbon dioxide, which is considered a greenhouse gas and is a major source of concern with respect to global warming. In November 2004, Russia ratified the Kyoto Protocol to the 1992 Framework Convention on Global Climate Change (the “Protocol”), which establishes a binding set of emission targets for greenhouse gases. With Russia’s accedence, the Protocol now has sufficient support and became binding on all those countries that have ratified it on February 16, 2005. Four industrialized nations have refused to ratify the Protocol — Australia, Liechtenstein, Monaco, and the United States. Although the targets vary from country to country, if the United States were to ratify the Protocol our nation would be required to reduce greenhouse gas emissions to 93% of 1990 levels from 2008 to 2012. Canada, which accounted for 6% of our sales volume in 2004, ratified the Protocol in 2002. Under the Protocol, Canada will be required to cut greenhouse gas emissions to 6% below 1990 levels in 2008 to 2012, either in direct reductions in emissions or by obtaining credits through the Protocol’s market mechanisms. This could result in reduced demand for coal by Canadian electric power generators.
      Future regulation of greenhouse gases in the United States could occur pursuant to future U.S. treaty obligations, statutory or regulatory changes under the Clean Air Act, or otherwise. The Bush Administration has proposed a package of voluntary emission reductions for greenhouse gases reduction targets which provide for certain incentives if targets are met. Some states, such as Massachusetts, have already issued regulations regulating greenhouse gas emissions from large power plants. Further, in 2002, the Conference of New England Governors and Eastern Canadian Premiers adopted a Climate Change Action Plan, calling for reduction in regional greenhouse emissions to 1990 levels by 2010, and a further reduction of at least 10% below 1990 levels by 2020. Increased efforts to control greenhouse gas emissions, including the future ratification of the Protocol by the U.S., could result in reduced demand for coal.

MANAGEMENT
Directors and Executive Officers
      The following table sets forth the names, ages and titles of our directors and executive officers.

Name	Age	Position

Michael J. Quillen	57	President, Chief Executive Officer and Director
Kevin S. Crutchfield	44	Executive Vice President
D. Scott Kroh	55	Executive Vice President
David C. Stuebe	65	Vice President and Chief Financial Officer
Michael D. Brown	44	Vice President
Vaughn R. Groves	49	Vice President and General Counsel
Eddie W. Neely	54	Vice President and Controller
E. Linn Draper, Jr.	63	Director
Glenn A. Eisenberg	44	Director
John W. Fox, Jr.	58	Director
Alex T. Krueger	31	Director
Fritz R. Kundrun	69	Director
William E. Macaulay	60	Director
Hans J. Mende	61	Director and Chairman of the Board
      Each officer serves at the discretion of our board of directors and holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.
      Set forth below is a description of the background of the persons named above.
      Michael J. Quillen has served as our President and Chief Executive Officer and a member of our board of directors since our formation in November 2004. Mr. Quillen joined the Alpha management team as President and the sole manager of Alpha Natural Resources, LLC, our top-tier operating subsidiary, in August 2002, and has served as Chief Executive Officer of Alpha Natural Resources, LLC since January 2003. He has also served as the President and a member of the board of directors of ANR Holdings since December 2002, and as the Chief Executive Officer of ANR Holdings since March 2003. From September 1998 to December 2002, Mr. Quillen was Executive Vice President — Operations of AMCI. While at AMCI, he was also responsible for the development of AMCI’s Australian properties. Mr. Quillen has over 30 years of experience in the coal industry starting as an engineer. He has held senior executive positions in the coal industry throughout his career, including as Vice President — Operations of Pittston Coal Company, President of Pittston Coal Sales Corp., Vice President of AMVEST Corporation, Vice President — Operations of NERCO Coal Corporation, President and Chief Executive Officer of Addington, Inc. and Manager of Mid-Vol Leasing, Inc.
      Kevin S. Crutchfield has served as our Executive Vice President since our formation in November 2004. Mr. Crutchfield joined the Alpha management team as the Executive Vice President of Alpha Natural Resources, LLC and Vice President of ANR Holdings in March 2003, and has served as the Executive Vice President of ANR Holdings since November 2003. From June 2001 through January 2003, he was President of Coastal Coal Company and Vice President of El Paso Corporation. Prior to joining El Paso, he served as President of AMVEST Corporation, a coal and gas producer and provider of related products and services, and held executive positions at AEI Resources, Inc., most recently as President and Chief Executive Officer. Before joining AEI Resources, Inc., he served as the Chairman, President and Chief Executive Officer of Cyprus Australia Coal Company and held executive operating management positions with Cyprus in the U.S. before being relocated to Sydney, Australia in 1997. He worked for Pittston Coal Company in various operating and executive management positions from 1986 to 1995 serving most recently as Vice President Operations prior to joining Cyprus Amax Coal Company.

      D. Scott Kroh has served as our Executive Vice President since our formation in November 2004. Mr. Kroh joined the Alpha management team as the Executive Vice President of Alpha Natural Resources, LLC in March 2003, and has also served as the Executive Vice President of ANR Holdings since November 2003. From June 1989 through February 2003 he served as President of Tanoma Energy’s sales and mining company, an AMCI affiliate located in Latrobe, Pennsylvania. Mr. Kroh also served as Vice President of AMCI Export from January 1992 until February 2003. Prior to founding Tanoma Energy he served as Vice President of Sales for Amerikohl Mining Company of Butler, Pennsylvania from 1980 until May 1989. Mr. Kroh began his career in the coal business in 1978 as a salesman for Ringgold Mining Company of Kittanning, Pennsylvania.
      David C. Stuebe has served as our Vice President and Chief Financial Officer since our formation in November 2004. Mr. Stuebe joined the Alpha management team as the Vice President and Chief Financial Officer of Alpha Natural Resources, LLC in October 2003, and has also served as the Vice President and Chief Financial Officer of ANR Holdings since November 2003. Mr. Stuebe served from March 2000 to July 2003 as Senior Vice President-Finance and Administration of Hearth and Home Technologies, Inc., a wholly-owned subsidiary of HON INDUSTRIES Inc., a leading manufacturer of office systems and hearth products, and from October 1994 to March 2000 as Vice President and Chief Financial Officer of the parent, HON INDUSTRIES Inc. Prior to joining HON, he served as President, Chief Executive Officer and Director of United Recycling Industries, Inc., a metals broker, precious metals recycler and non-ferrous metals producer from 1990 to 1994, as President, Chief Executive Officer and Director of Auto Specialties Manufacturing, Inc., a manufacturer of O.E.M. truck and construction equipment components from 1988 to 1990, and as Chairman, President and Chief Executive and Chief Financial Officer of MSL Industries, Inc., a manufacturer and distributor of fasteners, tubing, roll-form shapes, electric motors, components for electric utilities and missile components from 1981 to 1987. Mr. Stuebe’s business background also includes significant general and financial management positions with Carpetland U.S.A. and the Scholl Products Group of Schering-Plough, as well as 13 years of audit experience with an international public accounting firm.
      Michael D. Brown has served as our Vice President since our formation in November 2004. Mr. Brown joined the Alpha management team as Vice President of Alpha Natural Resources, LLC in March 2003, and has also served as Vice President of ANR Holdings since November 2003. From 2000 through March 2003, he served as Vice President — Development and Technical Resources for Pittston Coal Company. Prior to this he served as Pittston’s Group Vice President of Metallurgical Operations, which included all Pittston properties acquired by Alpha. Mr. Brown served in numerous other executive and financial positions within Pittston Coal Company including a two year period as the chief operating officer for Pittston’s affiliated gas and timber companies. Mr. Brown was affiliated with Pittston Coal from June 1984 until his employment at Alpha.
      Vaughn R. Groves has served as our Vice President and General Counsel since our formation in November 2004. Mr. Groves joined the Alpha management team as the Vice President and General Counsel of Alpha Natural Resources, LLC in October 2003, and has also served as the Vice President and General Counsel of ANR Holdings since November 2003. Prior to that time, he served as Vice President and General Counsel of Pittston Coal Company from 1996 until joining Alpha, and as Associate General Counsel of Pittston Coal Company from 1991 until 1996. Before joining Pittston Coal, he was associated with the law firm of Jackson Kelly PLLC, one of the leading mineral law firms in the Appalachian region. He is also a mining engineer and before obtaining his law degree, he worked as an underground section foreman, construction foreman and mining engineer for Monterey Coal Company.
      Eddie W. Neely has served as our Vice President and Controller since our formation in November 2004. Mr. Neely joined the Alpha management team as the Secretary of Alpha Natural Resources, LLC in August 2002, and has also served as Vice President and Controller of Alpha Natural Resources, LLC since March 2003. From August 1999 to August 2002, he served as Chief Financial Officer of White’s Fresh Foods, Inc., a family-owned supermarket chain. In August 2001, White’s Fresh Foods, Inc. filed for reorganization under Chapter 11 of the United States Bankruptcy Code. Prior to joining White’s Fresh, from October 1997 to August 1999, Mr. Neely was Controller for Hunt Assisted Living, LLC, a company that developed, constructed, managed and operated assisted living facilities for the elderly. Mr. Neely served as Director of Accounting for The Brinks Company (formerly known as The Pittston Company) from January 1996 until October 1997 and held various accounting and finance positions with Pittston Coal Company and subsidiaries prior to January 1996. Mr. Neely is a certified public accountant.
      E. Linn Draper, Jr. has been a member of our board of directors since our formation in November 2004. Mr. Draper joined American Electric Power (AEP), an electric utility company, as President in 1992, and served as the Chairman, President and Chief Executive Officer of AEP from 1993 until his retirement in April 2004. Prior to joining AEP, Mr. Draper worked for Gulf States Utilities Company, an electric utility company, from 1979 to 1992, serving as the company’s Chairman of the Board, President and Chief Executive from 1987 to 1992. He serves as a director of Temple Inland, a holding company with subsidiaries operating in the corrugated packaging, forest products and financial services sectors; Trans Canada, a pipeline and power generation company; and Alliance Data Systems, a data management and transaction processing company. Mr. Draper is also a non-executive chairman of NorthWestern Corporation, an electric utility.
      Glenn A. Eisenberg has been a member of our board of directors of since the 2005 annual meeting. Mr. Eisenberg currently serves as Executive Vice President, Finance and Administration of The Timken Company, an international manufacturer of highly engineered bearings, alloy and specialty steel and components and a provider of related products and services. Prior to joining The Timken Company in 2002, Mr. Eisenberg served as President and Chief Operating Officer of United Dominion Industries, a manufacturer of proprietary engineered products, from 1999 to 2001, and as the President — Test Instrumentation Segment for United Dominion Industries from 1998 to 1999. Mr. Eisenberg also serves as a director of Family Dollar Stores, Inc.
      John W. Fox, Jr. has been a member of our board of directors since our formation in November 2004. Mr. Fox served as Senior Vice President, Coal Services for Norfolk Southern Company, a railroad operator, from April 2001 until his retirement in November 2003, and as Senior Vice President Coal Marketing from December 1999 to April 2001. Mr. Fox began his career with a predecessor of Norfolk Western Railroad Company in 1969.
      Alex T. Krueger has been a member of our board of directors since our formation in November 2004. Mr. Krueger is a Managing Director of First Reserve Corporation, a private equity firm focusing on the energy industry, which he joined in 1999. Prior to joining First Reserve Corporation, Mr. Krueger worked in the Energy Group of Donaldson, Lufkin & Jenrette from 1997 until 1999. Mr. Krueger is currently a director of the following SEC reporting companies: Foundation Coal Holdings, Inc. and GP Natural Resource Partners, LLC (the general partner of Natural Resource Partners L.P.).
      Fritz R. Kundrun has been a member of our board of directors since our formation in November 2004. Mr. Kundrun is currently Chairman and Chief Executive Officer of AMCI, a mining and marketing company, positions he has held since he co-founded AMCI in 1986. Prior to founding AMCI, Mr. Kundrun was employed for 26 years by the Thyssen Group, one of the largest German multinational companies with interests in steel making and general heavy industrial production. There he served as Executive Vice President of Thyssen, Inc., and President of Thyssen Carbometal where his responsibilities included overseeing the international trading activities of Thyssen in the Western Hemisphere, Asia and certain markets in Europe. He also served as Thyssen’s chief delegate in Pakistan, Iran and Iraq.
      William E. Macaulay has been a member of our board of directors since our formation in November 2004. Mr. Macaulay is the Chairman and Chief Executive Officer of First Reserve Corporation, a private equity firm focusing on the energy industry, which he joined in 1983. Prior to joining First Reserve Corporation, Mr. Macaulay was a co-founder of Meridien Capital Company, a private equity buyout firm. From 1972 to 1982, Mr. Macaulay was with Oppenheimer & Co., Inc., where he served as Director of Corporate Finance, with responsibility for investing Oppenheimer’s capital in private equity transactions, as a General Partner and member of the Management Committee of Oppenheimer & Co., as well as President of Oppenheimer Energy Corporation. Mr. Macaulay is currently a director of the following SEC reporting companies: Foundation Coal Holdings, Inc. (as to which he also serves as Chairman of the

Board), Dresser, Inc., Dresser-Rand Group Inc. (as to which he also serves as Chairman of the Board) and Weatherford International, Ltd.
      Hans J. Mende has been Chairman of our board of directors since our formation in November 2004. Mr. Mende is President and Chief Operating Officer of AMCI, a mining and marketing company, a position he has held since he co-founded AMCI in 1986. Prior to founding AMCI, Mr. Mende was employed by the Thyssen Group, one of the largest German multinational companies with interests in steel making and general heavy industrial production, in various senior executive positions. At the time of his departure from Thyssen Group, Mr. Mende was President of its international trading company. Mr. Mende is also a director of Foundation Coal Holdings, Inc.
Board of Directors
      Our board of directors currently consists of eight members. All of our directors serve one-year terms, with all directors elected each year. Each current member of our board of directors was elected or reelected, as applicable, at the annual meeting of our stockholders held on April 27, 2005, to serve a one-year term expiring at the annual meeting in 2006 and until their respective successors are elected and qualified. Each of these directors had been nominated by the board of directors in accordance with the provisions of our stockholder agreement, which contains agreements among our Sponsors and us regarding the composition of our board of directors. See “Certain Relationships and Related Party Transactions — Transactions in Connection with Internal Restructuring — Stockholder Agreement.” Mr. Macaulay intends to resign from our board of directors effective immediately following the closing of this offering. In addition, Mr. Krueger has advised us that he intends to resign as a director in early 2006 upon our selection of a candidate to replace him who would satisfy the New York Stock Exchange (“NYSE”) independence requirements discussed below, as selected by our nominating and corporate governance committee.
      Under the NYSE rules, we were required to have a majority of independent directors on our board of directors and to have our compensation and nominating/ corporate governance committees be comprised entirely of independent directors by February 14, 2006. In addition, the NYSE rules and the Securities Exchange Act of 1934 and rules thereunder adopted by the SEC require us to have our audit committee be comprised entirely of independent directors by February 14, 2006.
      The nominating and corporate governance committee undertook an annual review of director and director-nominee independence in March 2005. The purpose of this review was to determine whether any relationships or transactions involving the directors and director-nominees, their family members and affiliates were inconsistent with a determination that the director or director nominee is independent under the independence standards in the rules of the NYSE. Based on that review, our board of directors has determined that each of E. Linn Draper, Jr. Glenn A. Eisenberg and John W. Fox, Jr. qualify as “independent” under the general independence standards in the NYSE rules.
Committees of the Board of Directors
      Our board of directors has three standing committees: (1) an audit committee, (2) a compensation committee and (3) a nominating and corporate governance committee.
      Audit Committee. The current members of the audit committee are Messrs. Draper, Eisenberg and Krueger, with Mr. Eisenberg serving as chairman. Our board of directors has determined that Mr. Draper is an “audit committee financial expert” as that term is defined in Item 401(h) of Regulation S-K and that Messrs. Draper and Eisenberg qualify as “independent” members of the audit committee as defined in the rules of the SEC and NYSE setting forth independence requirements for public company audit committees.
      The audit committee provides assistance to our board of directors in monitoring the quality, reliability and integrity of our accounting policies and financial statements, overseeing our compliance with legal and regulatory requirements and reviewing the independence, qualifications and performance of our internal and independent auditors. The audit committee is also responsible for (1) the appointment, compensation, and oversight of our independent auditor, (2) approving the overall scope of the audit and approving any non-audit services to be performed by the independent auditor, (3) annually reviewing a report by the independent auditor describing the firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the auditing firm, and all relationships between us and the independent auditor, (4) discussing the annual audited and quarterly unaudited financial statements with management and the independent auditor, (5) discussing the company’s press releases, as well as financial information and earnings guidance provided to analysts and rating agencies, (6) reviewing and discussing risk assessment and risk management policies as well as procedures management has established to monitor compliance with our Code of Business Ethics, (7) meeting periodically, but separately, with the independent auditor, internal auditors and management, (8) reviewing with the independent auditor any audit problems or difficulties and management’s response, (9) preparing an audit committee report as required by the SEC to be included in our annual proxy statement, (10) establishing policies regarding the company’s hiring of employees or former employees of the independent auditor, (11) annually reviewing and reassessing the adequacy of audit committee’s written charter and recommending any proposed changes to the board of directors, (12) reporting regularly to the full board of directors, (13) conducting an annual performance review and evaluation of the audit committee, and (14) handling other matters that are specifically delegated to the audit committee by the board of directors from time to time.
      Compensation Committee. The current members of the compensation committee are Messrs. Draper, Fox and Krueger, with Mr. Draper serving as chairman. The compensation committee and its designated subcommittees are responsible for (1) reviewing and approving the compensation, including salary, bonuses and benefits, of our chief executive officer and other executive officers, (2) reviewing and approving corporate goals and objectives relevant to the compensation of executive officers and evaluating their performance in light of these goals and objectives, (3) reviewing and recommending to the board of directors executive compensation policies and practices for our and our subsidiaries’ executive officers generally, (4) reviewing director compensation and recommending any proposed changes the board of directors, (5) reviewing and recommending to the board of directors, or approving, any employment contract or similar agreement for any executive officer, (6) reviewing and consulting with the chief executive officer regarding matters of key personnel selection, (7) reviewing and making recommendations to the board of directors with respect to incentive compensation plans and equity-based plans, and administering the plans, including reviewing and approving all awards of shares or options pursuant to the plans, (8) monitoring compliance with applicable laws relating to compensation of executive officers, (9) producing a compensation committee report on executive compensation as required by the SEC to be included in the company’s annual proxy statement or annual report on Form 10-K filed with the SEC, (10) reporting to the full board of directors following the compensation committee’s meetings or actions, (11) conducting an annual performance evaluation of the compensation committee, and (12) handling other matters that are specifically delegated to the compensation committee by the board of directors from time to time. The compensation committee has established a Section 162(m) subcommittee for the purpose of complying with Rule 16b-3 under the Securities Exchange Act of 1934, and Section 162(m) of the Internal Revenue Code of 1986, as amended, and has appointed Mr. Draper and Mr. Fox as the members of the subcommittee. The subcommittee is authorized to (1) approve grants of stock options to our executive officers, including our chief executive officer, in accordance with Rule 16b-3, (2) adopt performance goals with respect to performance-based compensation for executive officers, including our chief executive officer in accordance with Section 162(m), (3) determinate whether performance goals have been met before performance-based compensation is paid to executive officers in accordance with Section 162(m), (4) administer our Bonus Plan, Alpha Coal Management Long-Term Incentive Plan and the Long-Term Incentive Plan described below under “— Incentive Cash Bonus Plan” and “— Long-Term Incentive Plans” and (5) take any other action required to be performed by a committee or subcommittee of “non-employee directors” (pursuant to Rule 16b-3) and “outside directors” (pursuant to Section 162(m)).
      Nominating and Corporate Governance Committee. The current members of the nominating and corporate governance committee are Messrs. Eisenberg, Fox and Krueger, with Mr. Fox serving as chairman. The nominating and corporate governance committee assists the board of directors in identifying individuals qualified to become board members and executive officers and selecting, or recommending that the board select, director nominees for election to the board of directors and its committees. The nominating and corporate governance committee is also responsible for (1) developing and recommending governance policies and procedures to the board of directors, (2) reviewing conflicts of interest that may affect directors, (3) monitoring our compliance with corporate governance practices and policies, (4) leading the board of directors in its annual review of the board’s performance, (5) making recommendations regarding committee purpose, structure and operation and (6) overseeing and approving a management continuity planning process.
Compensation of Our Directors
      Directors who are not determined to be independent directors will receive no additional compensation for serving as directors. All independent directors will receive (1) $30,000 as an annual retainer, (2) a $2,000 per-meeting fee for attendance at board meetings, (3) a $2,000 per-meeting fee for in-person attendance at committee meetings and a $1,000 per-meeting fee for telephonic attendance at committee meetings and (4) a $10,000 annual retainer for service as the chairman of the audit committee and a $2,000 annual retainer for service as the chairman of any other board committee. Each of the directors is entitled to be reimbursed for reasonable out-of-pocket expenses incurred in connection with attendance at board of directors meetings or any committee thereof, and customary directors’ indemnification. Mr. Draper and Mr. Fox were each granted an option on February 14, 2005, at an exercise price of $19.00 per share, and Mr. Eisenberg was granted an option on April 27, 2005, at an exercise price of $24.85 per share, in each case pursuant to the Alpha Natural Resources, Inc. 2005 Long-Term Incentive Plan to purchase up to 10,000 shares of our common stock, and the board of directors is considering adopting a broader stock-based compensation program for directors as well.
Executive Compensation
      The following summary compensation table sets forth information concerning the compensation by us of Michael J. Quillen, our Chief Executive Officer and President, and our other four most highly compensated executive officers for each of the last three completed fiscal years.
Summary Compensation Table

						Long-Term
						Compensation
	Annual Compensation
						Securities
				All Other		Underlying
Name and Principal Position	Year	Salary ($)	Bonus ($)(1),(2)	Compensation ($)(5)		Options (#)

Michael J. Quillen	2004	420,004	929,409	35,136	(6)	—
Chief Executive Officer and	2003	420,468	115,000	8,000
President(3)	2002	—	—	—
Kevin Crutchfield	2004	360,022	600,359	32,727	(7)	—
Executive Vice President(4)	2003	311,295	100,000	134,495
	2002	—	—	—
D. Scott Kroh	2004	358,000	401,000	28,518	(8)	—
Executive Vice President(4)	2003	287,332	100,000	6,000
	2002	—	—	—
David C. Stuebe	2004	280,020	396,060	75,137	(9)	—
Vice President and Chief	2003	84,620	30,000	28,375
Financial Officer(4)	2002	—	—	—
Michael D. Brown	2004	257,696	425,143	32,537	(10)	62,841
Vice President(4)	2003	169,091	100,000	6,224
	2002	—	—	—
See notes on following page.

(1)	We generally pay bonuses in the year following the year in which they were earned. Unless otherwise noted, bonus amounts presented represent employee performance bonuses and are reported for the year in which they were earned, though they may have been paid in the following year.

(2)	Each of the bonuses presented for 2004 include a special bonus paid in June 2004 to recognize efforts in connection with the recapitalization of Alpha Natural Resources, LLC in May 2004, a vacation bonus in the amount of $1,000 and bonuses earned in 2004 under our Annual Incentive Bonus Plan based on the achievement of specified financial performance, operating and safety goals for fiscal 2004.

(3)	Although Mr. Quillen joined us in August 2002, he did not receive any compensation from us during 2002.

(4)	Messrs. Crutchfield, Kroh, Brown and Stuebe joined us on varying dates in 2003 and the respective compensation is reported only from the start date to year end.

(5)	Amounts shown in this column for 2003 represent our contributions under our 401(k) Plan and (a) in the case of Mr. Crutchfield, $126,495 of relocation expenses reimbursed by us and tax gross-up payments paid by us in connection with the expense reimbursement and (b) in the case of Mr. Stuebe, $25,836 of relocation expenses reimbursed by us.

(6)	Includes $10,250 contributed to Mr. Quillen’s account under our 401(k) Plan, $21,888 for a vehicle allowance and imputed income of $2,998 in respect of life insurance.

(7)	Includes $10,250 contributed to Mr. Crutchfield’s account under our 401(k) Plan, $21,888 for a vehicle allowance and imputed income of $589 in respect of life insurance.

(8)	Includes $6,150 contributed to Mr. Kroh’s account under our 401(k) Plan, $21,024 for a vehicle allowance and imputed income of $1,344 in respect of life insurance.

(9)	Includes $61,949 of relocation expenses reimbursed by us and tax gross-up payments paid by us in connection with the expense reimbursement, $10,250 contributed to Mr. Stuebe’s account under our 401(k) Plan and imputed income of $2,938 in respect of life insurance.

(10)	Includes $10,250 contributed to Mr. Brown’s account under our 401(k) Plan, $21,888 for a vehicle allowance and imputed income of $399 in respect of life insurance.
Option Grants During 2004
      The table below sets forth the options granted to our named executive officers during 2004 by Alpha Coal Management, which were automatically converted into options to purchase our shares of common stock in connection with the Internal Restructuring.

Individual Grants
Potential Realizable
		% of Total			Value at Assumed
	Number of	Options			Annual Rate of Stock
	Securities	Granted to	Exercise		Price Appreciation for
	Underlying	Employees	Price per		Option Year(5)
	Options	in	Share	Expiration
Name	Granted(1)	2004(2)	($/Share)(3)	Date(4)	5.0%($)	10.0%($)

Michael J. Quillen	—	—	—	—	—	—
Kevin Crutchfield	—	—	—	—	—	—
D. Scott Kroh	—	—	—	—	—	—
Michael D. Brown	62,841	10%	$12.73	11/10/14	503,084	1,274,940
David C. Stuebe	—	—	—	—	—	—

(1)	Represents options granted under the Alpha Coal Management Long-Term Incentive Plan, which we assumed in connection with the Internal Restructuring. These options vest over a five year period, with 20% vesting on each of the first, second, third, fourth and fifth anniversaries of the date of grant.

(2)	Based on an aggregate of 596,285 shares of our common stock that are subject to options granted to employees during 2004, net of options granted in 2004 and cancelled upon termination of the optionholder’s employment prior to the completion of our Internal Restructuring, using the same assumptions as note (1) above.

(3)	Options were granted at an exercise price equal to the fair market value of ANR Holdings’ common equity as determined by the ANR Holdings board of directors at the date of grant. In determining the fair market value of ANR Holdings’ equity, the board considered various factors, including the company’s financial condition and business prospects, operating results, the absence of a market for the company’s common equity and marketability discount, and third party valuations of the company.

(4)	The term of each option granted under the Alpha Coal Management Long-Term Incentive Plan is generally ten years from the date of grant. Options may terminate before their expiration date if the option holder’s status as an employee is terminated or upon the option holder’s death or disability.

(5)	The potential realizable values are based on an assumption that the stock price of our common stock will appreciate at the annual rate shown, compounded annually, from the date of grant until the end of the option term. These values do not take into account amounts required to be paid as income taxes under the Internal Revenue Code and any applicable state laws or option provisions providing for termination of an option following termination of employment, non-transferability or vesting. These amounts are calculated based on the requirements promulgated by the SEC and do not reflect estimates of future stock price growth of our shares of common stock.

Compensation Committee Interlocks and Insider Participation
      Mr. Krueger, a member of our compensation committee, is a managing director of First Reserve Corporation. Affiliates of First Reserve Corporation have engaged in certain transactions with us and our subsidiaries since our inception, as described more fully in “Certain Relationships and Related Party Transactions.” Mr. Krueger also serves on the board of GP Natural Resource Partners LLC, the general partner of NRP, our largest landlord in 2004 based on lease, royalty and property tax reimbursement payments.
      Mr. Mende, a member of our compensation committee, is affiliated with AMCI. AMCI is one of our Sponsors, and AMCI and certain entities affiliated with AMCI have engaged in certain transactions with us and our subsidiaries since our acquisition of U.S. AMCI, as described more fully in “Certain Relationships and Related Party Transactions.”
Employment Agreements
      Michael J. Quillen. On January 1, 2003, Alpha Natural Resources, LLC entered into an employment agreement with Michael J. Quillen to serve as our Chief Executive Officer. On December 31, 2003, this agreement was assigned to our indirect wholly-owned subsidiary, Alpha Natural Resources Services, LLC (“Alpha Services”). Pursuant to the employment agreement, as amended, Mr. Quillen receives a base salary of $420,000 per annum, subject to any increase as determined by the compensation committee of our board of directors. In addition, Mr. Quillen is entitled to receive an annual bonus ranging between 50% and 200% of his then current base salary, based upon achievement of certain performance and other goals, a portion of which Mr. Quillen waived with regard to 2003. Mr. Quillen is also entitled to participate in our benefit plans.
      The initial term of Mr. Quillen’s employment agreement, as amended, ends on March 11, 2006, and the agreement renews for successive annual terms unless terminated by Mr. Quillen or us in advance of the end of the initial term or any renewal term. Alpha Services may terminate Mr. Quillen’s employment at any time and for any reason and Mr. Quillen may resign at any time and for any reason. Under his employment agreement, Mr. Quillen has agreed to certain non-competition provisions. In consideration for this non-competition agreement, Alpha Services has agreed to make payments to Mr. Quillen following the termination of his employment. If Mr. Quillen’s employment is terminated without cause, or Mr. Quillen resigns for “employee cause” (as defined in the agreement), Alpha Services will be required to pay Mr. Quillen his earned but unpaid salary through the date of termination, and to continue to pay his then current base salary for the following twelve months. In addition, Mr. Quillen would be entitled to receive any bonuses payable for prior years, plus the pro rata bonus payable for the current year, at the same time as bonuses are paid to similarly situated employees. Pursuant to the employment agreement, a resignation by Mr. Quillen “for employee cause” includes, among others, (i) a substantial diminution of his status or responsibilities, and (ii) his resignation during the period beginning three months, and ending nine months following the liquidation or sale by First Reserve of more than 75% of its ownership in ANR Holdings and affiliates.
      D. Scott Kroh. On January 1, 2003, Alpha Natural Resources, LLC also entered into an employment agreement with D. Scott Kroh to serve as our Executive Vice President. On December 31, 2003, this agreement was assigned to our wholly-owned subsidiary, Alpha Coal Sales Co., LLC (“Alpha Coal Sales”). Pursuant to the employment agreement, Mr. Kroh receives a base salary of $360,000 per annum, subject to any increase as determined by the compensation committee of our board of directors. In addition, Mr. Kroh is entitled to receive an annual bonus ranging between 50% and 200% of his then current base salary, based upon achievement of certain performance and other goals, a portion of which Mr. Kroh waived with regard to 2003. Mr. Kroh is also entitled to participate in our benefit plans.
      The initial term of Mr. Kroh’s employment agreement, as amended, ends on March 11, 2006, and the agreement renews for successive annual terms unless terminated by Mr. Kroh or us in advance of the end of the initial term or any renewal term. Alpha Coal Sales may terminate Mr. Kroh’s employment at any time and for any reason and Mr. Kroh may resign at any time and for any reason. Under his employment agreement, Mr. Kroh has agreed to certain non-competition provisions. In consideration for this non-competition agreement, Alpha Coal Sales has agreed to make payments to Mr. Kroh following the termination of his employment. If Mr. Kroh’s employment is terminated without cause, or Mr. Kroh resigns for “employee cause” (as defined in the agreement), Alpha Coal Sales will be required to pay Mr. Kroh his earned but unpaid salary through the date of termination, and to continue to pay his then current base salary for the following twelve months. In addition, Mr. Kroh would be entitled to receive any bonuses payable for prior years, plus the pro rata bonus payable for the current year, at the same time as bonuses are paid to similarly situated employees. Pursuant to the employment agreement, a resignation by Mr. Kroh “for employee cause” includes, among others, (i) a substantial diminution of his status or responsibilities, and (ii) his resignation during the period beginning three months and ending nine months following the liquidation or sale by First Reserve of more than 75% of its ownership in ANR Holdings and affiliates.
Incentive Cash Bonus Plan
      In connection with our Internal Restructuring our board of directors adopted, and our stockholders approved, our Annual Incentive Bonus Plan (the “Bonus Plan”), which was originally adopted by ANR Holdings in November 2004. The Bonus Plan is a performance-based incentive bonus plan under which our designated executive officers and key employees are eligible to receive cash bonus payments with respect to a specific performance period (for example, our fiscal year). Bonuses of up to 200% of a participant’s base salary are payable under the Bonus Plan upon the achievement of certain pre-established performance goals. Performance goals include operational goals such as safety, productivity, other strategic objectives and individual performance goals, plus financial measures. Financial measures that form the basis for performance goals may include any of the following with respect to us or any of our subsidiaries, divisions or business units: earnings, operating earnings, earnings per share, operating earnings per share, earnings before interest taxes depreciation and amortization, revenues, stockholders’ equity, return on equity, return on assets, return on invested capital, economic value added, operating margins, cash flow, total stockholder return, expenses, debt-to-capital ratio or market share. The maximum amount that any one participant may receive under the Bonus Plan in any fiscal year is $10,000,000.
      The Bonus Plan is intended to provide an incentive for business performance, reward contributions towards goals consistent with our business strategy and enable us to attract and retain highly qualified executive officers and key employees. The Bonus Plan will generally be administered by our compensation committee or a subcommittee of the compensation committee charged with administering the Bonus Plan, whose determination on all matters relating to the Bonus Plan will be final and binding. At the beginning of each year, the committee will select the eligible participants in the Bonus Plan, establish the performance goals for the performance period being established in that year for a participant or group of participants, determine target incentive bonuses for the participants and, at the end of each performance period, the committee will certify that the performance goals have been met with respect to the given performance period. The compensation committee or subcommittee charged with administering the Bonus Plan or our board of directors, may amend, suspend or terminate the Bonus Plan at any time in its sole discretion.
Retention Plan
      On November 10, 2005, the compensation committee of our board of directors approved a retention compensation plan (the “Retention Plan”) in which certain Alpha officers and key employees designated from time to time by our chief executive officer will be entitled to participate, including, among our executive officers, Kevin S. Crutchfield, Executive Vice President, D. Scott Kroh, Executive Vice President, David C. Stuebe, Vice President and Chief Financial Officer, Michael D. Brown, Vice President, Vaughn R. Groves, Vice President and General Counsel, and Eddie W. Neely, Vice President and Controller. The Retention Plan will entitle participants to receive cash payments equal to a specified percentage of the participant’s annual base salary in the first pay period of each of 2007, 2008 and 2009 if they are employed by Alpha Natural Resources, Inc. or its subsidiaries on the applicable payment date. The amount of the payments under the Retention Plan will be equal to 20% of the participant’s 2006 annual base salary for Retention Plan payments made in the first payroll period of 2007; 30% of the participant’s 2007 annual base salary for Retention Plan payments made in the first payroll period of 2008; and 50% of the participant’s 2008 annual base salary for Retention Plan payments made in the first payroll period of 2009. Retention Pan payments are not earned proportionally through the calendar year and will not be prorated if a participant’s employment terminates for any reason prior to the scheduled payment date.
Management Stock
      Pursuant to our stockholder agreement, an aggregate of 1,344,930 shares of Common Stock held by our executives as of November 16, 2005 are unvested and subject to forfeiture. The stockholder agreement provides that an executive holding unvested shares whose employment is terminated by us for cause, as defined in the stockholder agreement, or who voluntarily terminates his employment will forfeit all of the unvested shares if the termination is prior to December 31, 2005 and one half of the unvested shares if the termination is after December 31, 2005 and prior to December 31, 2006. The stockholder agreement also provides that an executive holding unvested shares whose employment is terminated by us without cause, or due to retirement, death or disability, will become vested upon termination in a percentage of the total shares initially subject to vesting equal to the number of full calendar months then elapsed since December 31, 2004 divided by 24. The stockholder agreement further provides that vesting of all unvested shares will accelerate upon a change of control of the Company, as defined in the stockholder agreement.
Long-Term Incentive Plans

Alpha Coal Management Amended and Restated 2004 Long-Term Incentive Plan
      In November 2004, the board of directors of Alpha Coal Management adopted, and its members approved, the Alpha Coal Management LLC 2004 Long-Term Incentive Plan (the “Alpha Coal Management Long-Term Incentive Plan”) to provide equity incentive compensation to those key employees and others who make significant contributions to the strategic and long-term performance objectives and growth of Alpha. On November 10, 2004, Alpha Coal Management granted options to purchase 800,000 units of Alpha Coal Management to 22 members of Alpha’s management team under the Alpha Coal Management Long-Term Incentive Plan. Among our executive officers, only Michael D. Brown, Vaughn R. Groves and Eddie W. Neely were granted options under the Alpha Coal Management Long-Term Incentive Plan. These options vest over a period of five years (with accelerated vesting upon a change of control of Alpha) and have a term of ten years. In connection with this grant of options, Alpha

Coal Management entered into a letter agreement with ANR Holdings pursuant to which ANR Holdings agreed to issue to Alpha Coal Management additional membership interests representing sharing ratios in an aggregate amount equal to 1% of the outstanding membership interests upon exercise of awards granted by Alpha Coal Management under the Alpha Coal Management Long-Term Incentive Plan. Pursuant to the terms of the Internal Restructuring Agreement, this plan was amended and restated, the outstanding options to purchase units of Alpha Coal Management were automatically converted into options to purchase shares of our common stock and we assumed the obligations of Alpha Coal Management pursuant to this plan. As of November 16, 2005, there are outstanding under the plan options to purchase an aggregate of 520,089 shares of our common stock (the maximum number of shares currently available for awards under the plan) at an exercise price of $12.73 per share. No additional options or other awards will be granted under the plan. The number of shares of our common stock reserved pursuant to the plan will be subject, at the discretion of our board of directors (or the committee if so empowered), to adjustment as a result of stock splits, stock dividends and similar changes in our common stock.
      Following our assumption of the Amended and Restated Alpha Coal Management LLC 2004 Long-Term Incentive Plan in connection with the Internal Restructuring, the plan is administered on the same basis and subject to the same regulation as our Long-Term Incentive Plan as described under “Alpha Natural Resources, Inc. Long-Term Incentive Plan.”

Alpha Natural Resources, Inc. Long-Term Incentive Plan
      In connection with the Internal Restructuring, we adopted, and our stockholders approved, the Alpha Natural Resources, Inc. Long-Term Incentive Plan (the “Long-Term Incentive Plan”). The principal purpose of the Long-Term Incentive Plan is to attract, motivate, reward and retain selected employees, consultants and directors through the granting of stock-based compensation awards. The Long-Term Incentive Plan provides for a variety of awards, including non-qualified stock options, incentive stock options (within the meaning of Section 422 of the Code), stock appreciation rights, restricted stock awards, dividend equivalents, performance-based awards and other stock-based awards.
      Administration. The Long-Term Incentive Plan is administered by our board of directors, and the board has delegated administration to the compensation committee which has further delegated administration to the Section 162(m) subcommittee of the compensation committee. The board or the committee may in certain circumstances delegate administration of the plan to one or more of Alpha’s officers. The board of directors or the committee, if so empowered, has the power to interpret the Long-Term Incentive Plan and to adopt rules for the administration, interpretation and application of the plan according to its terms.
      Grant of Awards; Shares Available for Awards. Certain employees, consultants and directors are eligible to be granted awards under the plan. The board of directors, or the committee if so empowered, will determine who will receive awards under the plan, as well as the form of the awards, the number of shares underlying the awards, and the terms and conditions of the awards consistent with the terms of the plan.
      The total number of shares of our common stock initially available for issuance or delivery under our Long-Term Incentive Plan is 3,338,841 shares, and the maximum number of shares that may be subject to awards made to any one plan participant in any fiscal year will be 2,000,000 shares. As of November 16, 2005, we have issued 12,000 shares of our common stock pursuant to restricted stock awards under the Long-Term Incentive Plan, and 742,905 shares of our common stock are subject to outstanding options granted under the Long-Term Incentive Plan. The number of shares of our common stock issued or reserved pursuant to the Long-Term Incentive Plan is subject, at the discretion of the board of directors (or the committee if so empowered), to adjustment as a result of stock splits, stock dividends and similar changes in our common stock.
      Stock Options. The Long-Term Incentive Plan permits the board of directors, or the committee if so empowered, to grant participants incentive stock options, which qualify for special tax treatment in the United States, as well as non-qualified stock options. The board, or the committee if so empowered, will establish the duration of each option at the time it is granted, with a maximum ten-year duration for incentive stock options, and may also establish vesting and performance requirements that must be met prior to the exercise of options. Stock option grants (other than incentive stock option grants) also may have exercise prices that are less than, equal to or greater than the fair market value of our common stock on the date of grant. Incentive stock options must have an exercise price that is at least equal to the fair market value of our common stock on the date of grant.
      Stock option grants may include provisions that permit the option holder to exercise all or part of the holder’s vested options, or to satisfy withholding tax liabilities, by tendering shares of common stock already owned by the option holder for at least six months (or another period consistent with the applicable accounting rules) with a fair market value equal to the exercise price.
      Stock Appreciation Rights. The board of directors, or the committee if so empowered, may also grant stock appreciation rights, either alone or in tandem with underlying stock options or other awards, which will be exercisable upon the occurrence of certain contingent events. Stock appreciation rights entitle the holder upon exercise to receive an amount in any combination of cash, shares of our common stock (as determined by the committee) equal in value to the excess of the fair market value of the shares covered by the right over the exercise price of the stock appreciation right, or other securities or property of Alpha.
      Other Equity-Based Awards. In addition to stock options and stock appreciation rights, the board of directors, or the committee if so empowered, may also grant to certain employees, consultants and directors shares of restricted stock, restricted stock rights, dividend equivalents, performance-based awards or other stock-based awards, with terms and conditions as the board of directors (or, if applicable, the committee) may, pursuant to the terms of the Long-Term Incentive Plan, establish. The Long-Term Incentive Plan also allows awards to be made in conjunction with a participant’s election to defer compensation. The maximum amount that any one participant may receive with respect to awards under the Long-Term Incentive Plan in any fiscal year in cash or any other form of property other than shares of our common stock is $10,000,000.
      Change-in-Control Provisions. In connection with the grant of an award, the board of directors, or the committee if so empowered, may provide that, in the event of a change in control of Alpha, any outstanding awards that are unexercisable or otherwise unvested will become fully vested and immediately exercisable. In addition, the committee may, in its sole discretion, provide for the termination of an award upon the consummation of the change in control and the payment of a cash amount in exchange for the cancellation of an award, and/or the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected award.
      Amendment and Termination. Our board of directors, or the committee if so empowered, may adopt, amend and rescind rules relating to the administration of the Long-Term Incentive Plan, and amend, suspend or terminate the Long-Term Incentive Plan, but no amendment will be made that adversely affects in a material manner any rights of the holder of any award without the holder’s consent, other than amendments that are necessary to permit the granting of awards in compliance with applicable laws. We have attempted to structure the Long-Term Incentive Plan so that remuneration attributable to stock options and other awards will not be subject to a deduction limitation contained in Section 162(m) of the Code.

PRINCIPAL AND SELLING STOCKHOLDERS
      The following table and accompanying footnotes show information regarding the beneficial ownership of our common stock before and after this offering, for:

•	each person who is known by us to own beneficially more than 5% of our common stock;

•	each of the selling stockholders;

•	each member of our board of directors and each of our named executive officers; and

•	all members of our board of directors and our executive officers as a group.
      The number of shares and percentage of beneficial ownership before and after the offering set forth below are based on 64,411,013 shares of our common stock issued and outstanding as of November 16, 2005.

				Shares Beneficially Owned After This Offering

	Shares Beneficially			Assuming the		Assuming the
	Owned Prior to		Shares to	Underwriters’ Option		Underwriters’ Option
	the Offering		be	is Not Exercised*		is Exercised in Full*
Name and Address			Sold in
of Beneficial Owner(1)	Number	Percent	the Offering	Number	Percent	Number	Percent

First Reserve GP IX, Inc.(2)	13,998,911	21.73%	12,151,494	1,847,417	2.87%	0	—
First Reserve Fund IX, L.P.(2)	12,462,992	19.35%	10,818,269	1,644,723	2.55%	0	—
ANR Fund IX Holdings, L.P.(2)	1,535,919	2.38%	1,333,225	202,694	0.31%	0	—
Fritz R. Kundrun(3)	11,351,896	17.62%	3,000,000	8,351,896	12.97%	7,901,896	12.27%
Hans J. Mende(3)	11,351,896	17.62%	3,000,000	8,351,896	12.97%	7,901,896	12.27%
Madison Capital Funding LLC(4)	164,616	0.26%	164,616	0	—	0	—
Michael J. Quillen(5)	730,830	1.13%	0	730,830	1.13%	730,830	1.13%
Kevin S. Crutchfield(6)	265,577	0.41%	0	265,577	0.41%	265,577	0.41%
D. Scott Kroh(7)	1,705,935	2.65%	999,384	706,551	1.10%	556,929	0.86%
Michael D. Brown(8)	161,782	0.25%	0	161,782	0.25%	161,782	0.25%
David C. Stuebe(9)	162,933	0.25%	0	162,933	0.25%	162,933	0.25%
E. Linn Draper, Jr.(10)	0	—	0	0	—	0	—
Glenn A. Eisenberg(10)	0	—	0	0	—	0	—
John W. Fox, Jr.(10)	10,000	0.02%	0	10,000	0.02%	10,000	0.02%
Alex T. Krueger(11)	0	—	0	0	—	0	—
William E. Macaulay(11)	0	—	0	0	—	0	—
All executive officers and directors as a group (14 persons)(12)	13,100,116	20.33%	3,000,000	10,100,116	15.68%	9,650,116	14.98%

*	The selling stockholders will grant the underwriters an option to purchase up to an additional shares in this offering.

(1)	The shares of our common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Except as otherwise indicated in these footnotes, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated shares of common stock. In accordance with the beneficial ownership rules of the SEC, the table does not reflect an aggregate of 323,450 shares of common stock reserved for issuance upon the exercise of outstanding options not exercisable within 60 days held by certain of our directors and executive officers under our Long-Term Incentive Plan and under the Alpha Coal Management Long-Term Incentive Plan that we assumed in connection with the Internal Restructuring.

(2)	The shares of our common stock shown for First Reserve GP IX, Inc. consist of shares beneficially owned by First Reserve Fund IX, L.P. and by ANR Fund IX Holdings, L.P. First Reserve GP IX, L.P. is the general partner of each of First Reserve Fund IX, L.P. and ANR Fund IX Holdings, L.P. First Reserve GP IX, Inc. is the general partner of First Reserve GP IX, L.P. First Reserve Corporation is the investment advisor to both First Reserve Fund IX, L.P. and ANR Fund IX Holdings, L.P. The address of First Reserve Corporation, First Reserve GP IX, Inc., First Reserve GP IX, L.P., First Reserve Fund IX, L.P. and ANR Fund IX Holdings, L.P. is One Lafayette Place, Greenwich, CT 06830.

(3)	Reflects beneficial ownership through shared voting and investment power over shares of common stock held by the following entities affiliated with the owners of AMCI, which entities own of record the following number of shares of our Common Stock as of November 16, 2005: Beta Resources, LLC (1,126,250 shares), Creekside Energy Development Company (1,568,071 shares), Dunamis Resources, Inc. (116,218 shares), I-22 Processing, Inc. (145,940 shares), Laurel Energy, L.P. (684,148 shares), Laurel Resources, L.P. (91,020 shares), Madison Mining Company LLC (124,754 shares), Newhall Pocahontas Energy, Inc. (164,124 shares), Redbank, Inc. (368,065 shares), REI, Inc. (1,288,521 shares), RRD, Inc. (1,240,309 shares), SCM, Inc. (307,662 shares), Still Run Coal Company, Inc. (210,854 shares), Tanoma Energy, Inc. (2,824,863 shares), and Vollow Resources LLC (1,091,097 shares). REI, Inc. wholly owns Still Run Coal Company and may be deemed to have beneficial ownership of the shares held by Still Run Coal Company, Inc. RRD, Inc. wholly owns REI, Inc. and may be deemed to have beneficial ownership of the shares held by REI, Inc. and Still Run Coal Company, Inc. RRD, Inc. is also the indirect owner of 100% of Newhall Pocahontas Energy, Inc., SCM, Inc. and Creekside Energy Development Company, and may be deemed to have beneficial ownership of the shares held by those entities. Prior to the effectiveness of the registration statement of which this prospectus forms a part, the entities listed above will undergo a series of restructuring transactions that will change the identity of the record owners of the shares of our common stock held by those entities but which will not change the beneficial ownership of our shares reflected in the table. The address for each of the above entities and Messrs. Mende and Kundrun is c/o American Metals & Coal International, Inc., 475 Steamboat Road, 2nd Floor, Greenwich, CT 06830, Attention: Hans J. Mende, President.

(4)	Madison Capital Funding LLC (“Madison Capital”) is an affiliate of registered broker-dealers NYLIFE Securities Inc. and NYLIFE Distributors LLC. In March 2003, Madison Capital acquired membership interests of ANR Holdings, LLC for its own account and not for resale in connection with any distribution within the meaning of the Securities Act. Madison Capital’s membership interest in ANR Holdings was exchanged, in February 2005, for promissory notes and shares of our common stock in connection with the Internal Restructuring that preceded our initial public offering. Madison Capital did not have any arrangements or understandings with any person to distribute our securities at the time it acquired membership interests in ANR Holdings, LLC or at the time it acquired shares of our common stock in connection with our Internal Restructuring.

(5)	Includes beneficial ownership of 451,663 unvested shares as described under “Management — Management Stock.” The address for Mr. Quillen is c/o Alpha Natural Resources, Inc., 406 West Main Street, Abingdon, Virginia 24210.

(6)	Includes beneficial ownership of 225,829 unvested shares as described under “Management — Management Stock.” The address for Mr. Crutchfield is c/o Alpha Natural Resources, Inc., 406 West Main Street, Abingdon, Virginia 24210.

(7)	Includes beneficial ownership of 180,661 unvested shares as described under “Management — Management Stock.” Also includes beneficial ownership of one-third of the shares of common stock held as of November 16, 2005 directly by each of Dunamis Resources, Inc., I-22 Processing, Inc.,

Madison Mining Company LLC and Tanoma Energy, Inc. and 44.3% of the shares held directly by each of Laurel Energy, L.P. and Laurel Resources, L.P. through Mr. Kroh’s investment power over these shares. Mr. Kroh disclaims beneficial ownership of all other shares of common stock held by the entities listed in the previous sentence. Prior to the effectiveness of the registration statement of which this prospectus forms a part, the entities listed above will undergo a series of restructuring transactions that will change the identity of the record owners of the shares of our common stock held by those entities but which will not change the beneficial ownership of our shares reflected in the table. The address for Mr. Kroh is c/o Alpha Natural Resources, Inc., 406 West Main Street, Abingdon, Virginia 24210.

(8)	Includes beneficial ownership of 134,492 unvested shares as described under “Management — Management Stock.” Also includes 11,522 shares held by the Michael and Susan Brown Charitable Remainder Trust UAD October 28, 2005, of which both Mr. Brown and his spouse are trustees and income beneficiaries, and 12,568 shares issuable upon exercise of options held by Mr. Brown that are exercisable within 60 days. The address for Mr. Brown is c/o Alpha Natural Resources, Inc., 406 West Main Street, Abingdon, Virginia 24210.

(9)	Includes beneficial ownership of 135,504 unvested shares as described under “Management — Management Stock.” The address for Mr. Stuebe is c/o Alpha Natural Resources, Inc., 406 West Main Street, Abingdon, Virginia 24210.

(10)	The address for Messrs. Draper, Eisenberg and Fox is c/o Alpha Natural Resources, Inc., 406 West Main Street, Abingdon, Virginia 24210.

(11)	Mr. Krueger is an executive officer of First Reserve G.P. IX, Inc. and disclaims beneficial ownership of any shares owned by such entity or its affiliates. Mr. Macaulay is the Chief Executive Officer and a member of the board of directors of First Reserve G.P. IX, Inc. and disclaims beneficial ownership of any shares owned by such entity or its affiliates. The address of Messrs. Krueger and Macaulay is c/o First Reserve Corporation, One Lafayette Place, Greenwich, CT 06830.

(12)	See notes (3) and (5) through (11) above. Also includes an additional 6,368 shares issuable upon exercise of options that are exercisable within 60 days held by our executive officers who are not separately listed in this table.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Loans from First Reserve
      We were formed and wholly owned by First Reserve, one of our Sponsors, in 2002. As part of our formation and our acquisition of our Predecessor in December 2002, First Reserve loaned us $24.0 million for which we paid First Reserve $0.3 million in fees in 2002 and for which we incurred interest expense of $2.6 million and $144,000 during 2003 and 2002, respectively. The loan was contributed to our capital in 2003.
      On November 17, 2003, First Reserve loaned us $30.0 million to fund the purchase price of the Mears acquisition. We repaid all outstanding principal and interest on this loan during December 2003.
Payments by Affiliates of AMCI to Mr. Quillen
      In connection with our acquisition of U.S. AMCI (“U.S. AMCI”), certain affiliates of AMCI entered into an agreement with Michael J. Quillen, a member of our board of directors and our President and Chief Executive Officer, pursuant to which they paid Mr. Quillen $194,000 in 2003, $250,000 in 2004 and have agreed to pay Mr. Quillen $250,000 in 2005 in respect of compensation deferred from his prior employment with U.S. AMCI. The purpose of this agreement was in part to recognize Mr. Quillen’s efforts in connection with our acquisition of U.S. AMCI.
      Also at the time of the U.S. AMCI acquisition and in further recognition of Mr. Quillen’s efforts in connection with the development and growth of U.S. AMCI over the previous five years and the contribution of U.S. AMCI to us, Hans J. Mende and Fritz R. Kundrun, who are members of our board of directors, and D. Scott Kroh, our Executive Vice President (the “AMCI Owners”) entered into an incentive agreement with Mr. Quillen. Under this incentive agreement, as amended, the AMCI Owners agreed to compensate Mr. Quillen upon our repayment of indebtedness that we incurred to our stockholders in connection with our Internal Restructuring, any sale or disposition by the AMCI Owners of our common stock received by them in the Internal Restructuring or any merger or consolidation of us with a third party or sale of all or substantially all of our assets to an unaffiliated party. The amount of the payment to Mr. Quillen under this incentive agreement will be equal to 5% of the net amount, if any, by which the value of the consideration received by the AMCI Owners exceeds an agreed upon net value of their interest in ANR Holdings at the time of the U.S. AMCI acquisition, minus 5% of certain of the AMCI Owners’ expenses for the transaction for which Mr. Quillen is paid. Mr. Quillen received a payment of approximately $22.9 million under the incentive agreement as a result of our repayment of indebtedness to our stockholders, including the AMCI Owners, in connection with our initial public offering. The incentive agreement terminates on the earlier to occur of March 11, 2010 and one year after the date Mr. Quillen ceases to be an officer or employee of ANR Holdings or any of its subsidiary or affiliated companies. In the event that the AMCI Owners have not transferred all of our common stock received by them in the Internal Restructuring in one or more transactions of the type listed above by March 11, 2010, the AMCI Owners have agreed to pay Mr. Quillen consideration equal to 5% of the amount by which the agreed or appraised fair market value of common stock on that date exceeds the agreed upon value referred to above.
Transactions with Mr. Kroh
      Mr. Kroh is a 50% owner of Robindale Energy Services, Inc. (“Robindale”), which is engaged in the business of waste coal sales and related businesses in Pennsylvania. From time to time, Robindale has sold and purchased and may in the future sell or purchase waste coal and related products to or from us. During 2003, 2004, and the period from January 1, 2005 to August 31, 2005, we paid an aggregate of $0.2 million, $0.8 million and $0.7 million, respectively, to Robindale as payment for trucking services and waste coal. During 2004 and the period from January 1, 2005 to September 30, 2005, we had sales of $0.2 million and $0.3 million, respectively, to Robindale. We have agreed that Mr. Kroh’s continued relationship with Robindale will not cause a breach of his employment agreement with us, and Mr. Kroh has agreed that he will not participate in any decisions to enter into any transactions that might be proposed between Robindale and Alpha.
Office Lease from Related Parties
      We lease office space in Latrobe, Pennsylvania from the KMKT Partnership, which is 25% owned by Mr. Kroh, 25% owned by Mr. Mende, and 25% owned by Mr. Kundrun. The initial term of the lease extends through March 31, 2007 and provides for rental payments of $15,500 per month.
Loan to Executives
      In connection with the hiring in October 2003 of David Stuebe, our Vice President and Chief Financial Officer, we extended to Mr. Stuebe a $100,000 relocation loan bearing interest at a rate of 6%. Mr. Stuebe repaid all outstanding principal and interest on this loan on March 31, 2004. In connection with the hiring in February 2003 of Kevin Crutchfield, our Executive Vice President, we extended to Mr. Crutchfield a $79,600 relocation loan bearing interest at a rate of 6.25%. Mr. Crutchfield repaid all outstanding principal and interest on this loan during 2003.
Coal Transaction with Foundation
      On October 26, 2004, we agreed to purchase an aggregate of 500,000 tons of coal from subsidiaries of Foundation, with an option to purchase up to 25,000 tons more upon agreement of the parties. We paid Foundation an aggregate of $25.2 million during the period from January 1, 2005 to September 30, 2005 in connection with coal purchases pursuant to this agreement. The coal is deliverable in monthly installments during the period from January 2005 through March 2006. Messrs. Mende, Krueger and Macaulay are members of our board of directors who also serve as directors of Foundation. First Reserve and entities affiliated with AMCI beneficially own an aggregate of 12.6% of the outstanding shares of Foundation’s common stock as of September 30, 2005.
Coal Transactions with the AMCI Parties
      During 2003, 2004 and the period from January 1, 2005 to September 30, 2005, we were parties to coal purchase and sale transactions involving entities affiliated with AMCI valued at approximately $14.8 million, $68.3 million and $78.4 million, respectively. We are obligated to deliver 300,000 firm tons and 200,000 optional tons of coal during April 2005 through March 2006 to AMCI Metall & Kohle AG, a company owned by Mr. Mende and Mr. Kundrun, under an arrangement whereby we sell coal to AMCI Metall & Kohle AG at a price that is $1.00 per metric ton less than the price at which AMCI Metall & Kohle AG resells the coal to an international customer. Other than this arrangement with AMCI Metall & Kohle AG for coal shipped during April 2005 through March 2006, since our acquisition of U.S. AMCI we have not paid or agreed to pay any commission or fee to Mr. Mende or Mr. Kundrun or any entities affiliated with AMCI in connection with our coal transactions with entities affiliated with AMCI.
      Mr. Krueger and Mr. Macaulay are members of the board of directors of AMCI Holdings Australia PTY LTD, one of the entities affiliated with AMCI in which an affiliate of First Reserve Fund X, L.P. holds a 49% equity interest and with which we have engaged in coal purchase and sale transactions that are included within the coal purchase and sale transactions described in the first sentence of the preceding paragraph.
Transactions in Connection with the U.S. AMCI Acquisition
      The Contribution Agreement. In connection with our acquisition of U.S. AMCI, we entered into a contribution agreement with certain affiliates of AMCI (the “AMCI Parties”) and First Reserve, pursuant to which the AMCI Parties agreed to contribute their North American coal operations (including working capital) to us in exchange for $53.9 million in cash, the issuance by ANR Holdings of 44.3473% of its common sharing ratios, and 44.4903% of its preferred sharing ratios, and the assumption by certain of our subsidiaries of various liabilities. Messrs. Mende, Kundrun and Kroh control the AMCI Parties. The contribution agreement included customary seller representations and warranties, customary covenants and other agreements among the AMCI parties, First Reserve and us and provides for indemnification for losses relating to specified events, circumstances and matters. The indemnification arrangements permit, under certain circumstances, the transfer by certain of the AMCI Parties to First Reserve of membership interests in ANR Holdings (shares of our common stock after giving effect to the Internal Restructuring) to compensate for indemnified losses.
      The contribution agreement with the AMCI Parties also included a number of post-closing matters in addition to the indemnification agreement referred to above. The following summarizes the principal terms of these matters:

•	The AMCI Parties established an escrow of $2.8 million in favor of us and First Reserve in respect of certain retiree medical liabilities retained by the AMCI Parties. This escrow arrangement was eliminated as part of the Internal Restructuring.

•	Certain of the AMCI Parties entered into a pledge agreement with First Reserve under which these persons pledged to First Reserve all of their membership interests in ANR Holdings to secure their obligation under the contribution agreement to discharge certain retiree medical liabilities retained by the AMCI Parties. This pledge agreement was terminated in connection with the Internal Restructuring.

•	The AMCI Parties gave First Reserve the right to purchase from them additional ANR Holdings membership interests having a fair market value of up to $7.5 million, at a purchase price equal to 75% of the fair market value, in the event payments are required to be made under the escrow agreement to satisfy the AMCI parties’ indemnification obligations under the contribution agreement to discharge certain retiree medical liabilities retained by the AMCI Parties. This right to purchase was terminated in connection with the Internal Restructuring.

•	We reimbursed AMCI $2.0 million in transaction costs related to the acquisitions of our Predecessor and Coastal Coal Company.

•	We entered into an agreement with certain of the AMCI Parties under which they granted us the right to acquire AMCI’s wholly-owned subsidiary, AMCI Export Corporation, an export trading company. These rights expired on September 11, 2004. We also entered into an agreement with Messrs. Mende, Kundrun and Kroh and others that gives us the option to acquire an ocean going port in Nova Scotia from them for $2.0 million plus the amount of follow-on investments made in the port after the date of the agreement, payable in shares of our common stock. This purchase option expired on March 11, 2005. We also have a right of first refusal that expires on March 11, 2008 to acquire the port if the owners of the port propose to sell it to a third party.

•	We paid $35.0 million for the working capital of U.S. AMCI, subject to a post-closing audit. On September 13, 2004, we, First Reserve and the AMCI Parties agreed that the net working capital actually acquired was approximately $34.1 million and the AMCI Parties paid the difference of $0.9 million to us. We further agreed that the AMCI Parties would be entitled to any refund of, and obligated to make any payment of, all federal black lung excise taxes of the companies contributed by the AMCI Parties to us, estimated to be $0.1 million, but only insofar as the taxes related to pre-closing or straddle periods ending on or prior to the closing date of the U.S. AMCI acquisition.
      Solomons Mining Company. In conjunction with the U.S. AMCI acquisition, we agreed with the AMCI Parties to operate Solomons Mining Company (“Solomons”), one of the companies included in U.S. AMCI, for the account of the AMCI Parties until the time Solomons could be sold, and the AMCI parties agreed to indemnify us for all liabilities associated with the operation of Solomons. We also agreed that, upon the disposition of Solomons, we would pay to the AMCI Parties $5.0 million in cash (which we withheld in connection with the contribution transaction to fund Solomons’ operating losses), plus the net proceeds of the sale of Solomons, plus the cumulative profits or less the cumulative operating losses of

Solomons from the date of our acquisition of U.S. AMCI to the date of sale of Solomons, less the actual costs incurred by ANR Holdings in managing Solomons. On September 2, 2003, substantially all of the assets of Solomons and cash were transferred to the lessor of Solomons’ mining properties in connection with the settlement of a lease dispute with the lessor. At that time, ANR Holdings, First Reserve and the AMCI Parties agreed that Solomons would advance to the lessor for the account of the AMCI Parties an aggregate of $3.1 million in cash in installments, by applying a portion of the withheld funds and a portion of the tax distributions that we would otherwise have made to the AMCI Parties under the ANR Holdings company agreement. The AMCI Parties also agreed to provide to us an additional $1.0 million to be used to pay operating expenses. This agreement also provides that should the AMCI Parties fail to perform any of their payment obligations, then First Reserve would have the right (but not the obligation) to purchase membership interests in ANR Holdings held by the AMCI Parties having a fair market value, as of March 11, 2003, equal to the payment the AMCI Parties failed to make. This right to purchase was terminated in connection with the Internal Restructuring.
      As part of the arrangement to operate Solomons, we entered into an agreement to purchase from a third party and for the account of the AMCI Parties 350,000 tons of coal at various times from April 2004 through November 2005 (the “Coal Supply Agreement”). On April 22, 2004, ANR Holdings, First Reserve and the AMCI Parties entered into an agreement (the “April 2004 Agreement”), under which we take the coal to be delivered under the Coal Supply Agreement and pay to the AMCI Parties the difference between the agreed fair market value of the coal as of the date of the April 2004 Agreement ($54.50 per ton), and the price to be paid to the third party under the Coal Supply Agreement ($34.50 per ton). We have withheld, and will continue to withhold, up to 40% of the net proceeds to fund Solomons’ reclamation obligations and any other Solomons’ liabilities for which the AMCI Parties agreed to provide indemnification. With the exception of reclamation obligations and any future claims by the lessor referred to above, the amounts withheld will be our exclusive recourse against the AMCI Parties for this indemnification. As of September 30, 2005, the third party had shipped 355,264 tons of coal pursuant to the Coal Supply Agreement, and they are expected to continue to ship coal through November 2005. Because the third party has satisfied its delivery obligations under the Coal Supply Agreement, the AMCI Parties will not be obligated to fund certain of the payments that could otherwise be due to ANR Holdings under the September 2, 2003 agreement with ANR Holdings and First Reserve. We believe that the sources of indemnification available to us, which include the amounts withheld under the Coal Supply Agreement and recourse to certain of the AMCI Parties for matters related to reclamation and future claims by the lessor, will be sufficient to satisfy all claims expected to arise related to Solomons. As of September 30, 2005, the AMCI Parties owed us $1.8 million for reclamation expenses in excess of collections under the Coal Supply Agreement.
Transactions with NRP
      NRP is our largest landlord based on the aggregate of $16.0 million, $20.2 million and $15.5 million that we paid it in lease, royalty and property tax reimbursement and royalty payments during 2003, 2004 and the period from January 1, 2005 to September 30, 2005, respectively. In an unrelated transaction, in December 2003, Alex Krueger, a member of our board of directors, was appointed as a member of the board of directors of GP Natural Resource Partners, LLC, the general partner of NRP, and First Reserve became a substantial equity owner of NRP. We believe the production and minimum royalty rates contained in our leases with NRP are consistent with current market royalty rates.
Investment in Excelven Pty Ltd
      In August 2004, we and the AMCI Parties entered into an agreement with Excelven Pty Ltd, pursuant to which we agreed to acquire a 24.5% interest in Excelven for a purchase price of $5.0 million in cash, and the AMCI Parties agreed to acquire a 24.5% interest in Excelven for a purchase price of $5.0 million in cash. Excelven, through its subsidiaries, owns the rights to the Las Carmelitas mining venture in Venezuela and the related Palmarejo export port facility on Lake Maracaibo in Venezuela. We and the AMCI Parties each funded $3.25 million of our respective subscription obligations in September

2004, an additional $1.25 million in December 2004 and the remaining $500,000 in March 2005. The Las Carmelitas mine, which is not yet in operation, is currently expected to produce approximately two million tons of low sulfur thermal coal per year over a 15-year mine life. The project is currently in the developmental stage, with preliminary governmental mining and environmental approvals having been obtained. Final governmental approval of the project, which is subject to the submission of a detailed mine plan, is currently expected in 2005 with mining to commence in 2007. We and the AMCI Parties are also in preliminary negotiations with Excelven to provide promotion, marketing, sales and distribution services to Excelven for all coal extracted from the Las Carmelitas mine.
Distributions to Members of ANR Holdings and Our Stockholders
      Since its formation in December 2002, ANR Holdings has made periodic distributions to its members, including First Reserve, entities affiliated with AMCI, and Alpha Coal Management, on dates and in amounts calculated in accordance with its governing documents, sufficient to enable the members to pay their estimated income tax liability associated with their ownership of ANR Holdings. The amounts of these distributions by ANR Holdings, which were funded by cash distributions made to ANR Holdings by Alpha Natural Resources, LLC, totaled $5.3 million and $14.0 million during 2003 and 2004, respectively, and $1.1 million during the period from January 1, 2005 through the date of Internal Restructuring.
      On May 28, 2004, in connection with the closing under our credit agreement and our receipt of the proceeds from the sale of the notes, Alpha Natural Resources, LLC distributed $110.0 million to ANR Holdings, which in turn distributed an aggregate of $110.0 million to its members, including First Reserve, entities affiliated with AMCI, and Alpha Coal Management, in proportion to their common sharing ratios in ANR Holdings.
      In connection with the Internal Restructuring, we assumed the obligation of ANR Holdings to make the Tax Distributions to (1) affiliates of AMCI in an aggregate amount of $6.0 million, representing the approximate incremental tax resulting from the recognition of additional tax liability resulting from the Internal Restructuring and (2) First Reserve Fund IX, L.P. in an aggregate amount of approximately $4.5 million, representing the approximate value of tax attributes conveyed as a result of the Internal Restructuring. The Tax Distributions to affiliates of AMCI will be paid in five equal installments on the dates for which estimated income tax payments are due in each of April 2005, June 2005, September 2005, January 2006 and April 2006. The first three of these payments were made on April 15, 2005, June 15, 2005 and September 15, 2005 in the amount of $1.2 million each in cash. The Tax Distributions to First Reserve Fund IX, L.P. will be paid in three installments of approximately $2.1 million, $2.1 million and $0.3 million on December 15, 2007, 2008 and 2009, respectively. The Tax Distributions will be payable in cash to the extent we are permitted by the terms of the indenture governing the notes and our credit facility to distribute the required funds to us or, if we are not permitted to make such cash distributions, the Tax Distributions will be payable in shares of our common stock.
      Alpha Natural Resources, LLC distributed an aggregate of $5.3 million and $123.9 million to ANR Holdings during 2003 and 2004.
Transactions in Connection with Internal Restructuring
      On February 11, 2005, we and ANR Holdings completed a series of transactions in connection with the Internal Restructuring which involved transactions with the First Reserve Stockholders and the AMCI Parties and certain of our managers and key employees. These transactions included the following:

•	Amendment to AMCI Related Agreements: We amended certain of the post-closing arrangements that are part of our acquisition of U.S. AMCI discussed above. The AMCI Parties posted for our benefit a letter of credit that provides, for a period of ten years, financial assurances supporting the obligations of the AMCI Parties to indemnify us under the contribution agreement in respect of certain retiree medical liabilities. The letter of credit is initially in the amount of $6.8 million, declining to $3.8 million in the sixth and seventh years, and further declining to $1.8 million in the eighth through tenth years. The escrow and pledge agreements with the AMCI Parties and all of the First Reserve purchase right arrangements described in “— Transactions in Connection with the U.S. AMCI Acquisition” were terminated.

•	Releases and Indemnities. Each former member of ANR Holdings (including members of our management team) released us and our past, present and future affiliates from any and all claims such member may have against ANR Holdings relating to events occurring prior to the closing. We, in turn, agreed to indemnify them with respect to any action which may be brought against any former member by reason of the fact that the member was a member, managing member, executive committee member or officer of ANR Holdings prior to the closing of the Internal Restructuring, other than with respect to any acts committed in bad faith or that were the result of active and deliberate dishonesty or from which the member gained financial profit or another advantage to which the member was not legally entitled.

Additionally, First Reserve Fund IX, L.P. agreed to indemnify us against certain pre-closing liabilities, including tax liabilities, associated with Alpha NR Holding, Inc. in an amount not to exceed $15.0 million for the first two years following consummation of the agreement, at which time the amount for which First Reserve Fund IX, L.P. will be obligated to indemnify will decline to $10.0 million for two additional years.

•	Stockholder Agreement. We entered into a stockholder agreement with our management stockholders, the First Reserve Stockholders, the AMCI Parties and Madison Capital Funding LLC that became effective upon consummation of the Internal Restructuring and replaced the former member agreement among these parties and ANR Holdings. As part of the stockholder agreement:

•	Agreement on Board Composition: Our board of directors consisted of seven members upon consummation of its initial public offering. The board may be subsequently expanded to include additional independent directors as may be required by the rules of any exchange on which shares of our common stock are traded. Each of the First Reserve Stockholders and the AMCI Parties will designate two nominees for election (initially, Messrs. Macaulay and Krueger, as to the First Reserve Stockholders, and Messrs. Kundrun and Mende as to the AMCI Parties). Our board of directors will designate as directors our chief executive officer (Mr. Quillen) and two other nominees who must be “independent” as that term is defined by the NYSE rules (initially Messrs. Draper and Fox), but the independent nominees must be reasonably acceptable to both the First Reserve Stockholders and the AMCI Parties. If at any time, either the First Reserve Stockholders or the AMCI Parties and their affiliates as a group beneficially own less than 15% of our outstanding shares of common stock, then the applicable party will only be entitled to designate one director, and if either the First Reserve Stockholders or the AMCI Parties and their affiliates as a group beneficially own less than 7.5% of our outstanding shares of common stock, then the applicable party will no longer be entitled to designate any directors pursuant to the stockholder agreement. If either of the First Reserve Stockholders or the AMCI Parties lose the right to designate one or both of their director designees due to a reduction in their percentage holdings of our outstanding shares of common stock below the applicable thresholds described in the preceding sentence, then the applicable party is obligated to cause the resignation or removal of their director designee or designees, as applicable, upon our request; and

•	Registration Rights: Each of the First Reserve Stockholders and the AMCI Parties have the right in certain circumstances to require us to register their shares of common stock in connection with a public offering and sale. In addition, in connection with other registered offerings by us, existing holders of shares of its common stock will have the ability to exercise certain piggyback registration rights with respect to the shares. The registration statement of which this prospectus forms a part was filed by us pursuant to an exercise by the First Reserve Stockholders of their demand registration rights and includes the registration of the offer and sale of shares by the AMCI Parties and other Stockholders pursuant to an exercise of their piggyback registration rights. On October 25, 2005, the AMCI Parties and the FRC Parties entered into a letter agreement to amend the terms of the Stockholder Agreement to provide for a specified allocation of shares of our common stock to be included in this offering. The AMCI Parties and the FRC Parties have advised us that, prior to the effectiveness of the registration statement of which this prospectus forms a part, they expect to enter into another letter agreement that will reflect the allocation of shares of our common stock to be included in this offering as shown in the table in “Principal and Selling Stockholders,” and that will modify the demand registration rights applicable to the AMCI Parties such that, so long as the AMCI Parties are permitted by the underwriters to sell at least 3.0 million shares in this offering (including any sales pursuant to the underwriters’ option to sell additional shares), the AMCI Parties will be permitted to make a demand registration commencing three months after completion of this offering, but the total number of demand registrations permitted to be made by the AMCI Parties will be reduced from two to one.

DESCRIPTION OF INDEBTEDNESS
Credit Facility

General
      In connection with the Nicewonder Acquisition, Alpha Natural Resources, LLC and Alpha NR Holding, Inc. entered into a senior secured credit facility with Citicorp North America, Inc, as administrative agent and collateral agent, Citigroup Global Markets Inc., as joint lead arranger and joint book manager, UBS Securities, LLC, as syndication agent, joint lead arranger and joint book manager, Bank of America, N.A., National City Bank of Pennsylvania and PNC Bank, National Association, as co-documentation agents, and each lender party thereto.
      The new senior secured credit facility provides senior secured financing of $525.0 million, consisting of

•	a $250.0 million term loan facility; and

•	a $275.0 million revolving credit facility.

      The term loan was fully drawn upon consummation of the Nicewonder Acquisition. The proceeds from the term loan and a portion of the revolving credit facility were used to refinance the prior credit facility and to pay the cash purchase price, related fees and expenses and the first installment payment due on the installment promissory notes issued to the sellers pursuant to the Nicewonder Acquisition. As of September 30, 2005, on a pro forma basis, we would have had approximately $55.3 million of indebtedness outstanding, $65.5 million of letters of credit outstanding and additional borrowings available under the revolving credit facility of $154.2 million.
      Upon the occurrence of certain events, Alpha Natural Resources, LLC may request an increase to the existing term loan facility and/or the existing revolving credit facility in an amount not to exceed $100.0 million, subject to receipt of commitments by existing lenders or other financial institutions reasonably acceptable to the administrative agent.
      Alpha Natural Resources, LLC is the borrower under the term loan facility and the revolving credit facility. The revolving credit facility includes borrowing capacity available for $275.0 million of letters of credit and for borrowings on same-day notice, referred to as the swingline loans.

Interest Rate and Fees
      The borrowings under the senior secured credit facility bear interest at a rate equal to an applicable margin plus, at our option, either (a) a base rate determined by reference to the highest of (1) the base rate of Citibank, N.A., (2) the three-month certificate of deposit rate, plus 1/2 of 1%, and (3) the federal funds rate plus 1/2 of 1% or (b) the current LIBO rate as quoted by the administrative agent, adjusted for reserve requirements, if any, and subject to customary change of circumstance provisions, for interest periods of one, two, three or six months. The initial applicable margin for borrowings under the term loan facility is 0.75% with respect to base rate borrowings and 1.75% with respect to LIBOR borrowings. The initial applicable margin for borrowings under the revolving credit facility is 1.00% with respect to base rate loans and 2.00% with respect to LIBOR borrowings. The applicable margin for borrowings under the term loan facility may be reduced, and the applicable margin for borrowings under the revolving credit facility may be increased or reduced, in each case, subject to our attaining certain leverage ratios.
      In addition to paying interest on outstanding principal under the senior secured credit facility, Alpha Natural Resources, LLC is required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder. The initial commitment fee rate is 0.50% per annum. The commitment fee rate may be reduced subject to Alpha NR Holding, Inc. attaining certain leverage ratios. Alpha Natural Resources, LLC will also pay customary letter of credit fees.

Prepayments
      The senior secured credit facility requires Alpha Natural Resources, LLC to prepay outstanding term loans, subject to certain exceptions, with:

•	100% of the net cash proceeds from any issuance or incurrence of debt by Alpha NR Holding, Inc. or its subsidiaries, other than certain debt permitted under the senior secured credit facility; and

•	100% of the net cash proceeds in excess of $5.0 million in a single transaction or $10.0 million per fiscal year from asset sales and condemnation events, subject to certain exceptions, including in the case of asset sales resulting in net proceeds of $50.0 million or less, our ability to reinvest those proceeds in assets to be used in our business or to make certain other permitted investments within 12 months.

      The foregoing mandatory prepayments will be applied to the remaining installments of the term loan facility on a pro rata basis.
      Alpha Natural Resources, LLC may voluntarily repay outstanding loans under the senior secured credit facility at any time without premium or penalty, other than customary “breakage” costs with respect to LIBOR loans.

Amortization
      Alpha Natural Resources, LLC is required to repay installments on the loans under the term loan facility in quarterly principal amounts of $625,000 commencing March 31, 2006, with the remaining amount payable on October 26, 2012.
      Principal amounts outstanding under the revolving credit facility will be due and payable in full on October 26, 2010.

Guarantee and Security
      All obligations under the senior secured credit facility are unconditionally guaranteed by Alpha NR Holding, Inc. and each of its existing and future direct and indirect domestic subsidiaries (other than Alpha Natural Resources, LLC, the borrower), referred to, collectively, as Guarantors.
      All obligations under the senior secured credit facility, and the guarantees of those obligations, are secured by substantially all the assets of Alpha Natural Resources, LLC and each Guarantor, including, but not limited to, the following, and subject to certain exceptions:

•	a pledge of (i) all notes having an aggregate principal amount in excess of $10.0 million owned by Alpha Natural Resources, LLC and the Guarantors and (ii) 100% of the capital stock (or other ownership interests) owned by Alpha Natural Resources, LLC and the Guarantors (but not more than 66% of the voting stock of each foreign subsidiary of Alpha Natural Resources, LLC and the Guarantors), subject to certain exceptions; and

•	a security interest in substantially all the tangible and intangible personal property and all material real property of Alpha Natural Resources, LLC and each Guarantor.

Certain Covenants and Events of Default
      The senior secured credit facility contains a number of covenants that, among other things, restrict, subject to certain exceptions, Alpha Natural Resources, LLC’s ability, and the ability of each Guarantor, to:

•	sell assets;

•	incur additional indebtedness or issue preferred stock;

•	repay other indebtedness;

•	pay dividends and distributions or repurchase our capital stock;

•	create liens on assets;

•	make investments, loans or advances;

•	make certain acquisitions;

•	engage in mergers or consolidations;

•	engage in certain transactions with affiliates;

•	amend certain material agreements governing our indebtedness, including the notes;

•	change the business conducted by Alpha NR Holding, Inc. and its subsidiaries; and

•	enter into agreements that restrict dividends from subsidiaries.
      In addition, the senior secured credit facility requires Alpha NR Holding, Inc. and its subsidiaries to maintain the following financial covenants:

•	a maximum total leverage ratio;

•	a minimum interest coverage ratio; and

•	a maximum capital expenditures limitation.
      The senior secured credit facility also contains certain customary affirmative covenants and events of default.
10% Senior Notes due 2012

General
      In May 2004, Alpha Natural Resources, LLC and its wholly owned subsidiary Alpha Natural Resources Capital Corp. (the “Issuers”) issued $175.0 million aggregate principal amount of 10% senior notes due June 1, 2012. The Issuers issued the senior notes in transactions exempt from or not subject to registration under the Securities Act, pursuant to Rule 144A and Regulation S under the Securities Act. Interest on the senior notes accrues at the rate of 10% per annum and is payable semi-annually on June 1 and December 1.

Ranking
      The senior notes are the Issuers’ senior unsecured obligations and rank equally in right of payment to all of the Issuers’ existing and future senior unsecured indebtedness; rank senior in right of payment to any future senior subordinated indebtedness and subordinated indebtedness of the Issuers; and are effectively subordinated in right of payment to the Issuers’ secured indebtedness (including obligations under our credit facility) to the extent of the value of the assets securing the indebtedness, and all obligations of each of the Issuers’ future subsidiaries that are not guarantors.

Guarantees
      The Issuers’ obligations under the senior notes are jointly and severally guaranteed on a senior unsecured basis by all of Alpha Natural Resources, LLC’s existing and future domestic restricted subsidiaries (including its new and acquired subsidiaries resulting from the Nicewonder Acquisition). In addition, Alpha NR Holding, Inc. and ANR Holdings, LLC are parent guarantors under the senior notes.

Optional Redemption
      The Issuers may redeem any of the senior notes at any time on or after June 1, 2008, in whole or in part, in cash at the redemption prices described in the indenture governing the senior notes, plus accrued and unpaid interest to the date of redemption. In addition, on or before June 1, 2007, the Issuers may redeem up to 35% of the aggregate principal amount of senior notes at a redemption price equal to 110% of the principal amount of senior notes with the net proceeds of certain underwritten equity offerings. The Issuers may make that redemption only if it occurs within 180 days of the consummation of the underwritten equity offering and if, after the redemption, at least 65% of the aggregate principal amount of senior notes remains outstanding. The Issuers’ may redeem any of the senior notes at any time before June 1, 2008 in cash at 100% of the principal amount plus accrued and unpaid interest to the date of redemption and a make-whole premium.

Change of Control
      Upon a change of control, the Issuers may be required to make an offer to purchase each holder’s senior notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase.

Covenants
      The indenture governing the senior notes contains covenants that, among other things, limit the ability of the Issuers and their restricted subsidiaries to:

•	incur additional indebtedness;

•	pay dividends on or make other distributions or repurchase the capital stock of the Issuers or their restricted subsidiaries;

•	make certain investments;

•	enter into certain types of transactions with affiliates;

•	create or permit to exist any limit on the ability of the Issuers’ restricted subsidiaries to pay dividends or make other payments to the Issuers or their restricted subsidiaries, other than pursuant to the credit facility and the senior notes indenture;

•	use assets as security in other transactions; and

•	sell certain assets or merge with or into other companies.
      These limitations are subject to a number of important qualifications and exceptions as described in the indenture governing the senior notes.

Events of Default
      The indenture governing the senior notes also provides for events of default which, if any of them occurs, would permit or require the principal of and accrued interest on the senior notes to become or to be declared due and payable. As of September 30, 2005, we were in compliance in all material respects with all covenants and provisions contained under the indenture governing the senior notes.
Installment Promissory Notes
      In connection with the Nicewonder Acquisition, our subsidiary, Callaway Natural Resources, Inc., issued $221.0 million principal amount of unsecured installment promissory notes to the sellers of the Nicewonder Coal Group. The promissory notes are payable in two installments, of which $181.1 million was paid on November 2, 2005 and the remaining $39.9 million is due on January 15, 2006. The promissory notes bear interest at the rate of 3.82% per annum. The promissory notes may be prepaid at any time without premium or penalty. The promissory notes contain customary events of default upon failure to pay principal or interest on the notes and bankruptcy or insolvency of the issuer, but do not contain any restrictive or financial covenants.

Surety Bonds
      Federal and state laws require surety bonds to secure our obligations to reclaim lands disturbed for mining, to pay federal and state workers’ compensation and to satisfy other miscellaneous obligations. The amount of the reclamation bonds varies constantly, depending upon the amount of acreage disturbed and the degree to which each property has been reclaimed. Under federal law, partial bond release is provided as mined lands (1) are backfilled and graded to approximate original contour, (2) are re-vegetated and (3) achieve pre-mining vegetative productivity levels on a sustained basis for a period of five to 10 years.
      We have a committed bonding facility with Travelers Casualty and Surety Company of America, pursuant to which Travelers has agreed, subject to certain conditions, to issue certain surety bonds on behalf of us and our subsidiaries in a maximum amount of $150.0 million. The bonding facility is supported by letters of credit in an amount up to 50% of the aggregate bond liability. As of September 30, 2005, we have posted an aggregate of $88.9 million in reclamation bonds and $8.6 million of other types of bonds under this facility. On a pro forma basis giving effect to the Nicewonder Acquisition, we would have posted an aggregate of $112.6 million in reclamation bonds under this facility as of September 30, 2005.

DESCRIPTION OF CAPITAL STOCK
      The following is a description of the material terms of our restated certificate of incorporation and amended and restated bylaws as each is in effect as of the date of this prospectus. We refer you to our restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement relating to our IPO.
Authorized Capitalization
      Our authorized capital stock consists of (1) 100,000,000 shares of common stock, par value $0.01 per share, of which 64,411,013 shares were issued and outstanding as of November 16, 2005, and (2) 10,000,000 shares of preferred stock, par value $0.01 per share, of which no shares are currently issued and outstanding. This offering will not change the number of outstanding shares of our common stock.
Common Stock
      Holders. As of November 16, 2005, there were approximately 51 holders of record of our common stock.
      Voting Rights. Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock do not have cumulative voting rights in the election of directors.
      Dividend Rights. Subject to applicable law and rights, if any, of the holders of any outstanding series of preferred stock or any class or series of stock having a preference over the common stock with respect to the payment of dividends, dividends may be declared and paid on the common stock from time to time and in amounts as our board of directors may determine. Our credit facility and the indenture governing our senior notes impose restrictions on our ability to declare dividends with respect to our common stock.
      Liquidation Rights. Upon any dissolution, liquidation or winding up, subject to any rights of any outstanding series of preferred stock or any class or series of stock having a preference over the common stock with respect to the distribution of assets, our remaining assets and funds will be distributed ratably to the holders of common stock.
      Other Matters. The common stock has no preemptive or conversion rights and is not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock, including the common stock offered in this offering, are fully paid and non-assessable.
Preferred Stock
      Our restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series, which our board may, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares then outstanding;

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.
Anti-takeover Effects of Certain Provisions of Our Amended and Restated Certificate of Incorporation and Bylaws
      Certain provisions of our restated certificate of incorporation and amended and restated bylaws, which are summarized in the following paragraphs, may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.
Removal of Directors; Vacancies
      Our amended and restated bylaws provide that directors may be removed with or without cause upon the affirmative vote of holders of at least a majority of the shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our amended and restated bylaws also provide that except as otherwise provided in the stockholders agreement, any vacancies on our board of directors and newly created directorships will be filled only by the affirmative vote of a majority of the remaining directors, although less than a quorum.
No Cumulative Voting
      The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our restated certificate of incorporation provides otherwise. Our restated certificate of incorporation prohibits cumulative voting.
Calling of Special Meetings of Stockholders
      Our amended and restated bylaws provide that special meetings of our stockholders may be called only by the chairman of our board, our President or by resolution of our board of directors and shall be called by our President or Secretary upon the written request of at least 10% in interest of the stockholders entitled to vote at the meeting.
Stockholder Action by Written Consent
      Our amended and restated bylaws permit stockholder action by written consent.
Advance Notice Requirements for Stockholder Proposals and Director Nominations
      Our amended and restated bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary.
      Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the date on which the company first mailed its proxy materials for the previous year’s annual meeting. Our amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.
Amendments to Our Amended and Restated Bylaws
      Our restated certificate of incorporation grants our board of directors the authority to amend and repeal our bylaws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware.
Limitations on Liability and Indemnification of Officers and Directors
      The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director, except for liability:

•	for breach of duty of loyalty;

•	for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

•	under Section 174 of the DGCL (unlawful dividends); or

•	transactions from which the director derived improper personal benefit.
      Our restated certificate of incorporation and amended and restated bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL. We are also expressly authorized to carry directors’ and officers’ insurance providing indemnification for our directors, officers, employees and agents for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.
      The limitation of liability and indemnification provisions in our restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though a derivative action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
      There is currently no pending material litigation or proceeding involving any of our directors, officers, employees or agents for which indemnification is sought.
Corporate Opportunities
      Our restated certificate of incorporation will provide for the allocation of certain corporate opportunities between us, on the one hand, and the First Reserve Stockholders, the AMCI Parties, and their affiliates, on the other hand. Specifically:

•	None of the First Reserve Stockholders, the AMCI Parties, or the funds or other entities controlled by, or under common control with, them (each a “Control Stockholder,” and collectively, the “Control Stockholders”) or any director, officer, member, partner, stockholder or employee of a Control Stockholder (each a “Specified Party”) will have any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as we do.

•	Except as noted below, we renounce any interest or expectancy that we may have in any potential transaction which may be a corporate opportunity for any Control Stockholder or Specified Party, as applicable, on the one hand, and us, on the other hand, and therefore, none of the Control Stockholders or Specified Parties will have any duty to communicate or offer any such corporate opportunity to us, and will be entitled to pursue or acquire such opportunity for itself, and we will have no right in or to any such opportunity. Notwithstanding the prior sentence, we are not renouncing any interest or expectancy in any such corporate opportunity that is offered to any Control Stockholder or Specified Party that is also one of our directors, officers, or employees, if (i) such opportunity is expressly offered to such Control Stockholder or Specified Party solely in, and as a direct result of, his or her capacity as our director, officer or employee; (ii) we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, and (iii) we have sufficient financial resources and are in a line of business to undertake the opportunity.

Delaware Anti-Takeover Statute
      We have opted out of Section 203 of the DGCL. Subject to specified exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder. “Business combinations” include mergers, asset sales and other transactions resulting in a financial benefit to the “interested stockholder.” Subject to various exceptions, an “interested stockholder” is a person who together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These restrictions generally prohibit or delay the accomplishment of mergers or other takeover or change-in-control attempts.
Transfer Agent and Registrar
      EquiServe Trust Company, N.A. is the transfer agent and registrar for our common stock.
Listing
      Our common stock trades on the New York Stock Exchange under the symbol “ANR.”
Authorized but Unissued Capital Stock
      The DGCL does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the New York Stock Exchange, which would apply so long as our common stock is listed on the New York Stock Exchange, require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.
      One of the effects of the existence of unissued and unreserved common stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

SHARES ELIGIBLE FOR FUTURE SALE
      We cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock. Nevertheless, sales of substantial amounts of common stock in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.
      As of November 16, 2005, we had outstanding 64,411,013 shares of our common stock. Of the outstanding shares, the shares sold in this offering and in our IPO, as well as shares that have been resold since the IPO pursuant to Rule 144 or Rule 701 or issued by us pursuant to our registration statement on Form S-8, are freely tradeable without restriction or further registration under the Securities Act, except that any shares held by our “affiliates,” as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below. The remaining outstanding shares of common stock were issued and sold by us in private transactions and have not been resold pursuant to Rule 144 or Rule 701 and are therefore “restricted securities” as that term is defined under Rule 144. These remaining shares are eligible for public sale if registered under the Securities Act or sold in accordance with Rule 144 or Rule 701 under the Securities Act, which are summarized below. As a result of the provisions of Rule 144 and 701 and assuming the underwriters’ option is not exercised,  of the restricted securities will be eligible for sale in the public market following the expiration of the 90-day lock-period described below under “— Lock-Up Agreements” (in all cases subject to the requirement that no unvested shares may be sold before they vest).
Rule 144
      In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated), including an affiliate, who has beneficially owned “restricted securities” for at least one year is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which equals approximately 644,110 shares based on the number of outstanding shares as of November 16, 2005; and

•	the average weekly reported volume of trading in the common stock on the New York Stock Exchange during the four calendar weeks preceding the date on which notice of sale is filed, subject to restrictions.
      Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Rule 144 also provides that our affiliates who sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares with the exception of the holding period requirement.
Rule 144(k)
      Under Rule 144(k), a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than our affiliates, would be entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice requirements of Rule 144.
Rule 701
      In general, under Rule 701 as currently in effect, any of our employees who acquired shares from us in connection with a compensatory stock or option plan or other written agreement, including pursuant to the Internal Restructuring, in a transaction that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 is now eligible to resell such shares in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Lock-Up Agreements
      We, each of the selling stockholders and our directors and executive officers have agreed with the underwriters not to sell, dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of Morgan Stanley & Co. Incorporated, Citigroup Global Markets Inc. and UBS Securities LLC.
      The restrictions described in the previous paragraph do not apply to:

•	the sale of shares of common stock to the underwriters pursuant to this offering;

•	the issuance by us of shares of common stock pursuant to the exercise of an option, warrant or similar security outstanding on the date of this prospectus;

•	the grant of options or stock under our benefit plans;

•	transactions by any person other than us relating to shares of our common stock acquired in open market transactions after completion of this offering;

•	transfers of shares of common stock as a bona fide gift or as a result of testate, intestate succession or bona fide estate planning; transfers of shares to a trust, partnership, limited liability company or other entity, all of the beneficial ownership interests of which are held by the transferor; or distributions of shares to limited partners or stockholders of the transferor, in each case provided that the transferee or distributee (other than any donee unrelated to the donor) agrees to be bound by the restrictions described in the previous paragraph;

•	the issuance of common stock in connection with the acquisition of, or joint venture with, another company; or

•	the entry into trading plans providing for trades after the expiration of the lock-up period by certain of our executive officers in accordance with Rule 10b5-1 under the Securities Act of 1934, or the execution of trades by certain of our executive officers under their existing trading plans.

      Certain of our executive officers have advised us that they intend to sell shares of our common stock over a period of time, subject to the foregoing restrictions. We anticipate that these sales will be effected under existing or new trading plans in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934.
Registration Rights
      The stockholder agreement provides that both the First Reserve Stockholders and the AMCI Parties each have the right to require us to register their shares of common stock in connection with a public offering and sale, which right will terminate with respect to either stockholder group when that group holds less than 10% of the registrable shares (as defined in the stockholder agreement). In addition, in connection with other registered offerings by us, holders of shares of our common stock issued in the Internal Restructuring and in connection with the Nicewonder Acquisition will have the ability to exercise certain piggyback registration rights.
Stock Options
      Pursuant to the Alpha Coal Management Long-Term Incentive Plan, there are outstanding as of November 16, 2005 options to purchase an aggregate of 520,089 shares of common stock, which options vest at 20% per annum over a period of five years beginning November 10, 2004, with the first 20% having vested on November 10, 2005. Pursuant to our Long-Term Incentive Plan, there are outstanding as of November 16, 2005 options to purchase an aggregate of 742,905 shares of common stock, which also vest at 20% per annum over five-year periods. We filed a registration statement on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding options and otherwise reserved for issuance under the Alpha Coal Management Long-Term Incentive Plan and the Long-Term Incentive Plan. After expiration of the applicable contractual resale restrictions, shares covered by this registration statement will be eligible for sale in the public market, other than shares owned by our affiliates, which may be sold in the public market only if they are registered or qualify for an exemption from registration under Rule 144.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES
TO NON-U.S. HOLDERS
      The following is a summary of certain United States federal income and estate tax consequences of the purchase, ownership and disposition of our common stock as of the date of this prospectus. Except where noted, this summary deals only with common stock that is held as a capital asset by a non-U.S. holder. A “non-U.S. holder” means a person (other than a partnership) that is not for United States federal income tax purposes any of the following:

•	an individual citizen or resident of the United States including an alien individual who is a lawful permanent resident of the United States or meets the “substantial presence” test under Section 7701(b) of the Code;

•	a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.
      This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, it does not represent a detailed description of the United States federal income and estate tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, “controlled foreign corporation,” “passive foreign investment company,” or corporation that accumulates earnings to avoid United States federal income tax). A change in law may alter significantly the tax considerations that we describe in this summary.
      If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.
      If you are considering the purchase of our common stock, we recommend that you consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.
Dividends
      In the event that we pay dividends, dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, where a tax treaty applies, are attributable to a United States permanent establishment of the non-U.S. holder) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

      A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required to (a) complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are entities rather than individuals.
      A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.
Gain on Disposition of Common Stock
      Any gain realized on the disposition of our common stock generally will not be subject to United States federal income tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder;

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes.
      An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it generally will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.
      We believe that we are currently a “United States real property holding corporation” for United States federal income tax purposes. So long as our common stock is regularly traded on an established securities market, only a non-U.S. holder who holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder’s holding period) more than 5% of our common stock will be subject to United States federal income tax on the disposition of our common stock.
      If a non-U.S. holder owned directly or indirectly more than 5% of our common stock at any time during the applicable period or our common stock was not considered to be “regularly traded on an established securities market,” then any gain recognized by a non-U.S. holder on the sale or other disposition of our common stock would be treated as effectively connected with a U.S. trade or business and would be subject to U.S. federal income tax at regular graduated U.S. federal income tax rates and in much the same manner as applicable to U.S. persons. In such a case, the non-U.S. holder could also be subject to certain withholding taxes imposed on the gross proceeds realized with respect to the sale or other disposition of our common stock.
Federal Estate Tax
      Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.
Information Reporting and Backup Withholding
      We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.
      A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder, and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code, or such holder otherwise establishes an exemption.
      Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code) or such owner otherwise establishes an exemption.
      Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

UNDERWRITING
      We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Morgan Stanley & Co. Incorporated, Citigroup Global Markets Inc. and UBS Securities LLC are acting as joint book-running managers and representatives of the underwriters.

Underwriters	Number of Shares

Morgan Stanley & Co. Incorporated
Citigroup Global Markets Inc.
UBS Securities LLC
Bear, Stearns & Co. Inc.
Lehman Brothers Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Davenport & Company LLC
Natexis Bleichroeder Inc.

Total	15,316,110

      The underwriters are committed to take and pay for all of the shares of common stock being offered, if any are taken, other than the shares of common stock covered by the option described below unless and until this option is exercised.
      If the underwriters sell more shares of common stock than the total number set forth in the table above, the underwriters have an option to buy up to an additional 2,297,417 shares of common stock from the selling stockholders. They may exercise that option for 30 days. If any shares of common stock are purchased pursuant to this option, the underwriters will severally purchase shares of common stock in approximately the same proportion as set forth in the table above.
      The following table shows the per share and total underwriting discount to be paid to the underwriters by the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase up to 2,297,417 additional shares of common stock from the selling stockholders.

Paid by Selling Stockholders	No Exercise	Full Exercise

Per Share	$	$
Total	$	$
      Shares of common stock sold by the underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus. Any shares of common stock sold by the underwriters to securities dealers may be sold at a discount of up to $          per share from the offering price. Any such securities dealers may resell any shares of common stock purchased from the underwriters to certain other brokers or dealers at a discount of up to $           per share from the initial public offering price. If all the shares of common stock are not sold at the offering price, the representatives may change the offering price and the other selling terms.
      We, our directors and executive officers and the selling stockholders have agreed with the underwriters not to sell, dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock, subject to certain exceptions, during the period from the date of this prospectus continuing through the date that is 90 days after the date of this prospectus, except with the prior written consent of Morgan Stanley & Co. Incorporated, Citigroup Global Markets Inc. and UBS Securities LLC. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions and certain exceptions to the 90-day lock-up period.
      Our common stock is listed on the New York Stock Exchange under the symbol “ANR.”

      In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of common stock from the selling stockholders. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of common stock or purchasing shares of common stock in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares of common stock pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.
      The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares of common stock sold by or for the account of such underwriter in stabilizing or short covering transactions.
      Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.
      Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing of the offering, will not offer or sell any shares of common stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to us; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.
      The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.
      We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1.2 million.
      We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933 or to contribute to payments the underwriters may be required to make because of any of these liabilities.

      The underwriters and their affiliates have from time to time provided, and expect to provide in the future, investment banking, commercial banking and other financial services to us and our affiliates for which they have received and may continue to receive customary fees and commissions. Morgan Stanley & Co. Incorporated, Citigroup Global Markets Inc., UBS Securities LLC, Bear Stearns & Co. Inc., Lehman Brothers Inc. and Natexis Bleichroeder Inc. were underwriters in connection with the initial public offering of our common stock and Morgan Stanley & Co. Incorporated, UBS Securities LLC and Citigroup Global Markets Inc. were initial purchasers in connection with the offering of our subsidiaries’, Alpha Natural Resources, LLC and Alpha Natural Resources Capital Corp, 10% senior notes due 2012. Citigroup Global Markets Inc. also acted as our financial advisor in connection with the Nicewonder Acquisition and Citigroup Global Markets Inc. and UBS Securities LLC acted as joint-lead arrangers in connection with the credit facility entered into by Alpha Natural Resources, LLC and Alpha NR Holding, Inc. In addition, Citicorp North America, Inc., an affiliate of Citigroup Global Markets Inc., is administrative agent and collateral agent under the credit facility and UBS Securities LLC is the syndication agent. Citicorp North America, Inc., UBS Loan Finance LLC and Natexis Banques Populaires, affiliates of UBS Securities LLC and Natexis Bleichroeder Inc., respectively, are also lenders under the credit facility. Affiliates of Morgan Stanley & Co. Incorporated and Natexis Bleichroeder Inc. each hold less than a one percent interest in First Reserve Fund IX, L.P., one of the selling stockholders.
      A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

VALIDITY OF THE SHARES
      The validity of the issuance of the shares of common stock to be sold in this offering will be passed upon for us by Bartlit Beck Herman Palenchar & Scott LLP, Denver, Colorado. Certain matters of New York law will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. Latham & Watkins LLP will act as counsel to the underwriters.
EXPERTS — INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
      The combined financial statements of ANR Fund IX Holdings, L.P. and Alpha NR Holding, Inc. and subsidiaries (the “Company” or “Successor”) as of December 31, 2004 and 2003, and for the years ended December 31, 2004 and 2003 and the period from December 14, 2002 to December 31, 2002 (the “Successor Periods”), and for the period from January 1, 2002 to December 13, 2002 (“Predecessor Period”), have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the combined financial statements contains an explanatory paragraph that states that effective December 13, 2002, the Company acquired the majority of the Virginia coal operations of Pittston Coal Company, a subsidiary of The Brink’s Company (formerly known as The Pittston Company), in a business combination accounted for as a purchase. As a result of the acquisition, the combined financial information for the period after the acquisition is presented on a different cost basis than that for the periods before the acquisition and, therefore, is not comparable.
      The consolidated financial statements of Coastal Coal Company, LLC and subsidiary as of December 31, 2002, and for the period from January 1, 2003 to January 31, 2003 and the year ended December 31, 2002, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the consolidated financial statements refers to the adoption by Coastal Coal Company, LLC and subsidiary of the provisions of FASB Statement No. 143, Accounting for Asset Retirement Obligations, effective January 1, 2003.
      The combined financial statements of The Combined Pennsylvania Entities of Mears Enterprises, Inc. as of December 31, 2002 and 2001, and for the period from January 1, 2003 to November 17, 2003 and the years ended December 31, 2002 and 2001, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the combined financial statements refers to the adoption by The Combined Pennsylvania Entities of Mears Enterprises, Inc. of the provisions of FASB Statement No. 143, Accounting for Asset Retirement Obligations, effective January 1, 2003.
      The combined financial statements of The Combined Entities of The Nicewonder Coal Group as of December 31, 2004, 2003 and 2002, and for the years then ended, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the combined financial statements refers to the adoption by The Combined Entities of The Nicewonder Coal Group of the provisions of FASB Statement No. 143, Accounting for Asset Retirement Obligations, effective January 1, 2003.
EXPERTS — COAL RESERVES
      The information appearing in this prospectus concerning estimates of the proven and probable coal reserves of the Nicewonder Coal Group was prepared by Marshall Miller & Associates, Inc. and has been included herein upon the authority of this firm as an expert.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
      We have filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-1 under the Securities Act with respect to the issuance of shares of our common stock being offered hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and the shares of our common stock, reference is made to the registration statement. We are currently subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, file reports and other information with the SEC. The registration statement, such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC’s home page on the Internet (http://www.sec.gov).

INDEX TO FINANCIAL STATEMENTS

Alpha Natural Resources, Inc. and subsidiaries
Condensed Consolidated Balance Sheets (unaudited), September 30, 2005 and December 31, 2004	F-3
Condensed Consolidated Statements of Operations (unaudited), three and nine months ended September 30, 2005 and 2004	F-4
Condensed Consolidated Statement of Stockholders’ Equity (unaudited), nine months ended September 30, 2005	F-5
Condensed Consolidated Statements of Cash Flows (unaudited), nine months ended September 30, 2005 and 2004	F-7
Notes to Condensed Consolidated Financial Statements (unaudited)	F-8

ANR Fund IX Holdings, L.P. and Alpha NR Holding, Inc. and subsidiaries
Report of Independent Registered Public Accounting Firm	F-25
Combined Balance Sheets, December 31, 2004 and 2003	F-26

 Combined Statements of Operations, years ended December 31, 2004 and 2003 and period from December 14, 2002 to December 31, 2002 (Successor Periods), and period from January 1, 2002 to December 13, 2002 (Predecessor Period)
F-27

 Combined Statements of Stockholder’s Equity and Partners’ Capital, years ended December 31, 2004 and 2003 and period from December 14, 2002 to December 31, 2002 (Successor Periods), and period from January 1, 2002 to December 13, 2002 (Predecessor Period)
F-28

 Combined Statements of Cash Flows, years ended December 31, 2004 and 2003 and period from December 14, 2002 to December 31, 2002 (Successor Periods), and period from January 1, 2002 to December 13, 2002 (Predecessor Period)
F-29
Notes to Combined Financial Statements	F-31

Coastal Coal Company, LLC and subsidiary
Independent Auditors’ Report	F-75
Consolidated Balance Sheet, December 31, 2002	F-76
Consolidated Statements of Operations, period from January 1, 2003 to January 31, 2003 and year ended December 31, 2002	F-77
Consolidated Statements of Changes in Members’ Equity and Comprehensive Income (Loss), period from January 1, 2003 to January 31, 2003 and year ended December 31, 2002	F-78
Consolidated Statements of Cash Flows, period from January 1, 2003 to January 31, 2003 and year ended December 31, 2002	F-79
Notes to Consolidated Financial Statements	F-80

The Combined Pennsylvania Entities of Mears Enterprises, Inc.
Independent Auditors’ Report	F-91
Combined Balance Sheets, December 31, 2002 and 2001	F-92
Combined Statements of Income, period from January 1, 2003 to November 17, 2003 and years ended December 31, 2002 and 2001	F-93
Combined Statements of Stockholders’ Equity and Partners’ Capital, period from January 1, 2003 to November 17, 2003 and years ended December 31, 2002 and 2001	F-94
Combined Statements of Cash Flows, period from January 1, 2003 to November 17, 2003 and years ended December 31, 2002 and 2001	F-95
Notes to Combined Financial Statements	F-96

The Combined Entities of The Nicewonder Coal Group — Unaudited Condensed Combined Financial Statements
Condensed Combined Balance Sheets (unaudited), September 30, 2005 and December 31, 2004	F-103
Condensed Combined Statements of Income (unaudited), nine months ended September 30, 2005 and 2004	F-104
Condensed Combined Statements of Stockholders’ Equity and Members’ Equity and Comprehensive Income (unaudited), nine months ended September 30, 2005 and year ended December 31, 2004	F-105
Condensed Combined Statements of Cash Flows (unaudited), nine months ended September 30, 2005 and 2004	F-106
Notes to Condensed Combined Financial Statements (unaudited)	F-107

The Combined Entities of The Nicewonder Coal Group — Combined Financial Statements
Independent Auditors’ Report	F-114
Combined Balance Sheets, December 31, 2004, 2003 and 2002	F-115
Combined Statements of Income, years ended December 31, 2004, 2003 and 2002	F-116
Combined Statements of Stockholders’ Equity and Members’ Equity and Comprehensive Income, years ended December 31, 2004, 2003 and 2002	F-117
Combined Statements of Cash Flows, years ended December 31, 2004, 2003 and 2002	F-118
Notes to Combined Financial Statements	F-119

ALPHA NATURAL RESOURCES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2005	2004

	(Unaudited)
	(In thousands, except share
	and per share amounts)
ASSETS
Current assets:
Cash and cash equivalents	$111	$7,391
Trade accounts receivable, net	151,932	95,828
Notes and other receivables	9,708	9,936
Inventories	102,856	54,569
Due from affiliate	—	323
Deferred income taxes	401	4,674
Prepaid expenses and other current assets	15,087	29,814

Total current assets	280,095	202,535
Property, plant, and equipment, net of accumulated depreciation, depletion and amortization of $127,969 and $83,848 as of September 30, 2005 and December 31, 2004, respectively	267,481	217,964
Goodwill	18,641	18,641
Other intangibles, net of accumulated amortization of $1,542 and $2,343 as of September 30, 2005 and December 31, 2004, respectively	560	1,155
Deferred income taxes	19,616	—
Other assets	35,705	36,826

Total assets	$622,098	$477,121

LIABILITIES AND STOCKHOLDERS’ EQUITY AND PARTNERS’ CAPITAL
Current liabilities:
Current portion of long-term debt	$1,046	$1,693
Note payable	2,815	15,228
Bank overdraft	15,507	10,024
Trade accounts payable	73,208	51,050
Accrued expenses and other current liabilities	61,919	68,283

Total current liabilities	154,495	146,278
Long-term debt, net of current portion	257,163	184,784
Workers’ compensation benefits	5,113	4,678
Postretirement medical benefits	22,226	15,637
Asset retirement obligation	34,284	32,888
Deferred gains on sale of property interests	5,166	5,516
Deferred income taxes	—	7,718
Other liabilities	9,178	4,911

Total liabilities	487,625	402,410

Minority interest	—	28,778

Stockholders’ equity and partners’ capital:
Alpha Natural Resources, Inc.:
Preferred stock — par value $0.01, 10,000,000 shares authorized, none issued	—	—
Common stock — par value $0.01, 100,000,000 shares authorized, 62,224,580 shares issued and outstanding	622	—
Additional paid-in capital	146,372	—
Unearned stock-based compensation	(18,623)
Retained earnings	6,102	—

Total Alpha Natural Resources, Inc. stockholders’ equity	134,473	—
Alpha NR Holding, Inc.:
Preferred stock — par value $0.01, 1,000 shares authorized, none issued	—	—
Common stock — par value $0.01, 1,000 shares authorized, 100 shares issued and outstanding	—	—
Additional paid-in capital	—	22,153
Retained earnings	—	18,828

Total Alpha NR Holding, Inc. stockholder’s equity	—	40,981
ANR Fund IX Holdings, L.P.:
Partners’ capital	—	4,952

Total stockholders’ equity and partners’ capital	134,473	45,933

Total liabilities and stockholders’ equity and partners’ capital	$622,098	$477,121

See accompanying notes to condensed consolidated financial statements.

ALPHA NATURAL RESOURCES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2005	2004	2005	2004

	(Unaudited)
	(In thousands, except per share amounts)
Revenues:
Coal revenues	$345,179	$295,208	$982,383	$801,021
Freight and handling revenues	46,659	37,570	126,650	102,846
Other revenues	5,851	8,931	18,447	20,440

Total revenues	397,689	341,709	1,127,480	924,307

Costs and expenses:
Cost of coal sales (exclusive of items shown separately below)	298,522	250,311	818,299	668,887
Freight and handling costs	46,659	37,570	126,650	102,846
Cost of other revenues	5,943	6,603	16,327	14,942
Depreciation, depletion and amortization	16,277	14,193	45,521	38,883
Selling, general and administrative expenses (exclusive of depreciation and amortization shown separately above and including stock-based compensation of $3,381 and $43,169 for the three months and nine months ended September 30, 2005, respectively)	12,147	10,124	74,924	35,786

Total costs and expenses	379,548	318,801	1,081,721	861,344

Income from operations	18,141	22,908	45,759	62,963

Other income (expense):
Interest expense	(6,636)	(5,666)	(19,400)	(14,497)
Interest income	197	230	675	331
Miscellaneous income, net	50	154	40	517

Total other income (expense), net	(6,389)	(5,282)	(18,685)	(13,649)

Income from continuing operations before income taxes and minority interest	11,752	17,626	27,074	49,314
Income tax expense	3,542	2,379	15,141	5,852
Minority interest	—	7,980	2,918	22,335

Income from continuing operations	8,210	7,267	9,015	21,127

Discontinued operations (note 11):
Loss from discontinued operations before income taxes and minority interest (including gain on disposal in April 2005 of $704)	—	(5,248)	(379)	(6,120)
Income tax benefit	—	(1,024)	(93)	(1,120)
Minority interest	—	(2,378)	(72)	(2,773)

Loss from discontinued operations	—	(1,846)	(214)	(2,227)

Net income	$8,210	$5,421	$8,801	$18,900

Net income per share, as adjusted (note 2):
Basic:
Income from continuing operations	$0.13	$0.49	$0.17	$1.43
Loss from discontinued operations	—	(0.12)	(0.01)	(0.15)

Net income, as adjusted	$0.13	$0.37	$0.16	$1.28

Diluted:
Income from continuing operations	$0.13	$0.49	$0.17	$1.43
Loss from discontinued operations	—	(0.12)	(0.01)	(0.15)

Net income, as adjusted	$0.13	$0.37	$0.16	$1.28

Pro forma net income per share (note 2):
Basic:
Income from continuing operations		$0.19	$0.18	$0.53
Loss from discontinued operations		(0.05)	—	(0.06)

Pro forma net income		$0.14	$0.18	$0.47

Diluted:
Income from continuing operations		$0.19	$0.18	$0.52
Loss from discontinued operations		(0.05)	—	(0.06)

Pro forma net income		$0.14	$0.18	$0.46

See accompanying notes to condensed consolidated financial statements.

ALPHA NATURAL RESOURCES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (Unaudited)
NINE MONTHS ENDED SEPTEMBER 30, 2005

											ANR
	Alpha Natural Resources, Inc.						Alpha NR Holding, Inc.				Fund IX
											Holdings,
											L.P.	Total
												Stockholders’
	Common Stock		Additional	Unearned		Total		Additional		Total		Equity and
			Paid-In	Stock-based	Accumulated	Stockholders’	Common	Paid-In	Retained	Stockholder’s	Partners’	Partners’
	Shares	Amount	Capital	Compensation	Deficit	Equity	Stock	Capital	Earnings	Equity	Capital	Capital

	(In thousands, except per share amounts)
Balances, December 31, 2003	—	$—	$—	$—	$—	$—	$—	$75,710	$1,442	$77,152	$9,215	$86,367
Net income	—	—	—	—	—	—	—	—	17,386	17,386	2,629	20,015
Noncash distribution of Virginia Tax Credit	—	—	—	—	—	—	—	—	—	—	(292)	(292)
Distributions	—	—	—	—	—	—	—	(53,557)	—	(53,557)	(6,600)	(60,157)

Balances, December 31, 2004	—	—	—	—	—	—	—	22,153	18,828	40,981	4,952	45,933
Noncash distribution of Virginia Tax Credit	—	—	—	—	—	—	—	—	—	—	(40)	(40)
Net income prior to Internal Restructuring	—	—	—	—	—	—	—	—	2,320	2,320	379	2,699
Distribution to First Reserve Fund IX, L.P. and ANR Fund IX Holdings, L.P. prior to the Internal Restructuring	—	—	—	—	—	—	—	—	(8,160)	(8,160)	(1,243)	(9,403)
Contribution by First Reserve Fund IX, L.P. of all of the outstanding common stock of Alpha NR Holding, Inc. in exchange for shares of Alpha Natural Resources, Inc. common stock	12,463	125	35,016	—	—	35,141	—	(22,153)	(12,988)	(35,141)	—	—
Contribution by ANR Fund IX Holdings, L.P. of its membership interest in ANR Holdings, LLC in exchange for shares of Alpha Natural Resources, Inc. common stock upon completion of the Internal Restructuring	1,536	15	4,033	—	—	4,048	—	—	—	—	(4,048)	—
Contribution by minority interest holders, including certain members of management, of their membership interests in ANR Holdings, LLC in exchange for shares of Alpha Natural Resources, Inc. common stock and recognition of unearned stock-based compensation	14,289	143	85,424	(29,122)	—	56,445	—	—	—	—	—	56,445
Issuance of Restructuring Notes	—	—	(517,692)	—	—	(517,692)	—	—	—	—	—	(517,692)
Tax Distributions payable recorded upon the completion of the Internal Restructuring	—	—	(10,500)	—	—	(10,500)	—	—	—	—	—	(10,500)
Change in net deferred income taxes recognized upon the completion of the Internal Restructuring	—	—	25,729	—	—	25,729	—	—	—	—	—	25,729
Proceeds from initial public offering of common shares ($19 per share), net of offering costs of $48,296	33,925	339	595,940	—	—	596,279	—	—	—	—	—	596,279

ALPHA NATURAL RESOURCES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (Unaudited) — Continued
NINE MONTHS ENDED SEPTEMBER 30, 2005

											ANR
	Alpha Natural Resources, Inc.						Alpha NR Holding, Inc.				Fund IX
											Holdings,
											L.P.	Total
												Stockholders’
	Common Stock		Additional	Unearned		Total		Additional		Total		Equity and
			Paid-In	Stock-based	Accumulated	Stockholders’	Common	Paid-In	Retained	Stockholder’s	Partners’	Partners’
	Shares	Amount	Capital	Compensation	Deficit	Equity	Stock	Capital	Earnings	Equity	Capital	Capital

	(In thousands, except per share amounts)
Distribution of net proceeds received from underwriters’ exercise of over- allotment option	—	—	(71,135)	—	—	(71,135)	—	—	—	—	—	(71,135)
Amortization of unearned stock-based compensation	—	—	—	10,056	—	10,056	—	—	—	—	—	10,056
Cancellation of nonvested stock options	—	—	(443)	443	—	—	—	—	—	—	—	—
Net income subsequent to Internal Restructuring	—	—	—	—	6,102	6,102	—	—	—	—	—	6,102

Balances, September 30, 2005	62,213	$622	$146,372	$(18,623)	$6,102	$134,473	$—	$—	$—	$—	$—	$134,473

See accompanying notes to condensed consolidated financial statements.

ALPHA NATURAL RESOURCES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Nine Months Ended
	September 30,

	2005	2004

	(In thousands)
Operating activities:
Net income	$8,801	$18,900
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	45,805	39,352
Amortization and write-off of debt issuance costs	1,325	4,039
Minority interest	2,846	19,562
Accretion of asset retirement obligation	2,463	2,902
Virginia tax credit	(343)	(1,930)
Stock-based compensation — non-cash	35,694	—
Provision for bad debts	44	298
Amortization of deferred gains on sales of property interests	(595)	(690)
Amortization of deferred gain on railroad incentives	(478)	—
Loss on settlement of asset retirement obligation	490	636
Asset impairment charge	—	5,100
Write-off of advance royalties	—	1,099
Gains on sales of fixed assets, net	(11)	(342)
Gain on sale of discontinued operations	(704)	—
Deferred income taxes	2,668	2,448
Changes in operating assets and liabilities:
Trade accounts receivable	(56,073)	(27,568)
Notes and other receivables	(1,087)	(183)
Inventories	(48,294)	(19,841)
Prepaid expenses and other current assets	13,438	9,478
Other assets	(5,148)	(1,497)
Trade accounts payable	20,868	18,534
Accrued expenses and other current liabilities	(4,691)	26,341
Workers’ compensation benefits	367	2,274
Postretirement medical benefits	6,589	2,828
Asset retirement obligation	(2,919)	(2,495)
Other liabilities	569	2

Net cash provided by operating activities	21,624	99,247

Investing activities:
Capital expenditures	(95,919)	(52,984)
Proceeds from disposal of property, plant and equipment	5,282	595
Purchase of net assets of acquired companies	(961)	(2,891)
Equity investments	(1,234)	(3,250)
Payment of additional consideration on acquisition	(5,000)	—
Issuance of note receivable to coal supplier	—	(10,000)
Collections on note receivable from coal supplier	4,442	675
Increase in due from affiliate	—	620

Net cash used in investing activities	(93,390)	(67,235)

Financing activities:
Repayments of notes payable	(12,413)	(11,787)
Proceeds from issuance of long-term debt	73,000	175,000
Repayments on long-term debt	(1,323)	(64,920)
Increase in bank overdraft	5,483	396
Proceeds from initial public offering, net of offering costs	598,066	—
Repayment of restructuring notes payable	(517,692)	—
Distributions to prior members of ANR Holdings, LLC subsequent to Internal Restructuring	(72,335)	—
Distributions to prior members of ANR Holdings, LLC prior to Internal Restructuring	(7,732)	(115,573)
Debt issuance costs	(568)	(10,563)

Net cash provided by (used in) financing activities	64,486	(27,447)

Net increase (decrease) in cash and cash equivalents	(7,280)	4,565
Cash and cash equivalents at beginning of period	7,391	11,246

Cash and cash equivalents at end of period	$111	$15,811

See accompanying notes to condensed consolidated financial statements.

ALPHA NATURAL RESOURCES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
September 30, 2005
(In thousands, except percentages and share data)

(1)	Business and Basis of Presentation

Organization and Business
      Alpha Natural Resources, Inc. and its operating subsidiaries are engaged in the business of extracting, processing and marketing coal from deep and surface mines, located in the Central and Northern Appalachian regions of the United States, for sale to utility and steel companies in the United States and in international markets.
      On February 11, 2005, Alpha Natural Resources, Inc., a Delaware corporation (Alpha) succeeded to the business of ANR Holdings, LLC, a Delaware limited liability company (ANR Holdings) in a series of internal restructuring transactions which are referred to collectively as the Internal Restructuring, and on February 18, 2005, Alpha completed the initial public offering of its common stock. Prior to the Internal Restructuring, ANR Fund IX Holdings, L.P. and Alpha NR Holding, Inc. (the FR Affiliates), entities under the common control of First Reserve GP IX, Inc., were the owners of 54.7% of the membership interests in ANR Holdings, and the remaining membership interests in ANR Holdings were held by affiliates of American Metals & Coal International, Inc. (AMCI), Alpha Coal Management, LLC (ACM) and Madison Capital Funding, LLC. The financial statements for the nine months ended September 30, 2005 are presented on a combined basis including the combined financial results for the FR Affiliates and subsidiaries for the period from January 1, 2005 to February 11, 2005, and the consolidated results for Alpha and subsidiaries from February 12, 2005 to September 30, 2005. The financial statements for the three months ended September 30, 2005 are presented on a consolidated basis. The financial statements for the period from January 1, 2004 to September 30, 2004 and for the period from July 1, 2004 to September 30, 2004 are presented for the FR Affiliates and subsidiaries on a combined basis. The entities included in the accompanying financial statements are collectively referred to as “the Company.”

Basis of Presentation
      The accompanying interim condensed consolidated financial statements have been prepared in accordance with U.S generally accepted accounting principles for interim financial reporting. Accounting measurements at interim dates inherently rely on estimates more than year-end; however, in the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Results of operations for the nine months ended September 30, 2005 are not necessarily indicative of the results to be expected for the year ending December 31, 2005. These financial statements should be read in conjunction with the audited financial statements and related notes as of and for the year ended December 31, 2004 included in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission.
      Certain prior period amounts have been reclassified to conform to the current year presentation with no effect on previously reported net income.

(2)	Earnings Per Share
      Basic earnings per share is computed by dividing net income or loss by the weighted average number of shares of common stock outstanding during the periods. Diluted earnings per share is computed by dividing net income or loss by the weighted average number of shares of common stock and dilutive common stock equivalents outstanding during the periods. Common stock equivalents include the number of shares issuable on exercise of outstanding options less the number of shares that could have been

ALPHA NATURAL RESOURCES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
purchased with the proceeds from the exercise of the options based on the average price of common stock during the period.
      Due to the Internal Restructuring on February 11, 2005 and initial public offering of common stock completed on February 18, 2005, the Company has disclosed for informational purposes two sets of earnings per share data on the face of the accompanying condensed consolidated statements of operations.

Net Income (Loss) Per Share, as Adjusted
      The first set of earnings per share data is labeled “net income (loss) per share, as adjusted”. The numerator for purposes of computing basic and diluted net income (loss) per share, as adjusted, includes the reported net income (loss) and a pro forma adjustment for income taxes to reflect the pro forma income taxes for ANR Fund IX Holdings, L.P.’s portion of reported pre-tax income (loss), which would have been recorded if the issuance of the shares of common stock received by the FR Affiliates in exchange for their ownership in ANR Holdings in connection with the Internal Restructuring had occurred as of January 1, 2004. For purposes of the computation of basic and diluted net income (loss) per share, as adjusted, the pro forma adjustment for income taxes only applies to the percentage interest owned by ANR Fund IX Holding, L.P., the non-taxable FR Affiliate. No pro forma adjustment for income taxes is required for the percentage interest owned by Alpha NR Holding, Inc., the taxable FR Affiliate, because income taxes have already been recorded in the historical results of operations. Furthermore, no pro forma adjustment to reported net income (loss) is necessary subsequent to February 11, 2005 because Alpha is subject to income taxes.
      The denominator for purposes of computing basic net income (loss) per share, as adjusted, reflects the retroactive impact of the common shares received by the FR Affiliates in exchange for their ownership in ANR Holdings in connection with the Internal Restructuring on a weighted-average outstanding share basis as being outstanding as of January 1, 2004. The common shares issued to the minority interest owners of ANR Holdings in connection with the Internal Restructuring, including the immediately vested shares granted to management, have been reflected as being outstanding as of February 11, 2005 for purposes of computing the basic net income (loss) per share, as adjusted. The unvested shares granted to management on February 11, 2005 that vest monthly over the two-year period from January 1, 2005 to December 31, 2006 are included in the basic net income (loss) per share, as adjusted, computation as they vest on a weighted-average outstanding share basis starting on February 11, 2005. The 33,925,000 new shares issued in connection with the initial public offering have been reflected as being outstanding since February 14, 2005, the date of the initial public offering, for purposes of computing the basic net income (loss) per share, as adjusted.
      The unvested shares issued to management are considered options for purposes of computing diluted net income (loss) per share, as adjusted. Therefore, for diluted purposes, all remaining unvested shares granted to management are added to the denominator subsequent to February 11, 2005 using the treasury stock method, if the effect is dilutive. In addition, the treasury stock method is used for outstanding stock options, if dilutive, beginning with the November 10, 2004 grant of options to management to purchase units in ACM that were automatically converted into options to purchase up to 596,985 shares of Alpha Natural Resources, Inc. common stock at an exercise price of $12.73 per share.

ALPHA NATURAL RESOURCES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
      The computations of basic and diluted net income (loss) per share, as adjusted, are set forth below:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2005	2004	2005	2004

Numerator:
Reported income from continuing operations	$8,210	$7,267	$9,015	$21,127
Deduct: Income tax effect of ANR Fund IX Holdings, L.P. income from continuing operations prior to Internal Restructuring	—	(402)	(91)	(1,124)

Income from continuing operations, as adjusted	8,210	6,865	8,924	20,003

Reported loss from discontinued operations	—	(1,846)	(214)	(2,227)
Add: Income tax effect of ANR Fund IX Holdings, L.P. loss from discontinued operations prior to Internal Restructuring	—	120	2	139

Loss from discontinued operations, as adjusted	—	(1,726)	(212)	(2,088)

Net income, as adjusted	$8,210	$5,139	$8,712	$17,915

Denominator:
Weighted average shares — denominator for basic	61,259,314	13,998,911	53,184,066	13,998,911
Dilutive effect of stock options and restricted stock grants	648,706	—	382,403	—

Adjusted weighted average shares for diluted	61,908,020	13,998,911	53,566,469	13,998,911

Net income per basic share, as adjusted:
Income from continuing operations, as adjusted	$0.13	$0.49	$0.17	$1.43
Loss from discontinued operations, as adjusted	—	(0.12)	(0.01)	(0.15)

Net income per basic share, as adjusted	$0.13	$0.37	$0.16	$1.28

Net income per diluted share, as adjusted:
Income from continuing operations, as adjusted	$0.13	$0.49	$0.17	$1.43
Loss from discontinued operations, as adjusted	—	(0.12)	(0.01)	(0.15)

Net income per diluted share, as adjusted	$0.13	$0.37	$0.16	$1.28

ALPHA NATURAL RESOURCES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Pro Forma Net Income (Loss) Per Share
      The second set of earnings per share data is labeled “pro forma net income (loss) per share”. The numerator for purposes of computing basic and diluted pro forma net income (loss) per share includes the reported net income (loss) and pro forma adjustments to reflect the impact of:

(i) the additional income taxes on the portion of reported pre-tax income (loss) attributable to the portion owned by ANR Fund IX Holdings, L.P. for the periods from January 1, 2005 to February 11, 2005, and from January 1, 2004 to September 30, 2004;

(ii) the add back of minority interest for the periods from January 1, 2005 to February 11, 2005, and from January 1, 2004 to September 30, 2004 because the ownership held by the minority interest owners of ANR Holdings were exchanged for shares of Alpha National Resources, Inc. as part of the Internal Restructuring;

(iii) the additional income taxes that would have been incurred by the Company on the minority interest added back for the periods from January 1, 2005 to February 11, 2005, and from January 1, 2004 to September 30, 2004; and

(iv) the issuance of $175,000 principal amount of 10% senior notes due 2012 by our subsidiaries Alpha Natural Resources, LLC and Alpha Natural Resources Capital Corp. and the entry by Alpha Natural Resources, LLC into a $175,000 credit facility in May 2004, which we refer to as the 2004 Financings, as if these transactions had occurred on January 1, 2004.
      No pro forma adjustments to reported net income (loss) are necessary subsequent to February 11, 2005.
      The denominator for purposes of computing basic pro forma net income (loss) per share reflects:

(i) the retroactive impact of the common shares received by the FR Affiliates in exchange for their ownership in ANR Holdings in connection with the Internal Restructuring on a weighted-average outstanding share basis as being outstanding as of January 1, 2004;

(ii) the retroactive impact of the common shares issued to the minority interest owners of ANR Holdings in connection with the Internal Restructuring, including the immediately vested shares granted to management, on a weighted-average outstanding share basis as being outstanding as of January 1, 2004;

(iii) the unvested shares granted to management that vest over the two-year period from January 1, 2005 to December 31, 2006 have been included in the basic computation on a weighted-average outstanding share basis which is based on the monthly vesting beginning as of January 1, 2005; and

(iv) the retroactive impact of the 33,925,000 new shares issued in connection with the initial public offering on a weighted-average outstanding share basis as being outstanding as of January 1, 2004 since 100 percent of the net proceeds from the initial public offering was distributed to the previous owners of ANR Holdings.
      The unvested shares issued to management are considered options for purposes of computing diluted pro forma net income (loss) per share. Therefore, for diluted purposes, all remaining unvested shares granted to management would be added to the denominator as of January 1, 2004 using the treasury stock method, if the effect is dilutive. In addition, the treasury stock method would be used for outstanding stock options, if dilutive, beginning with the November 10, 2004 grant of options to management to purchase units in ACM that were automatically converted into options to purchase up to 596,985 shares of Alpha Natural Resources, Inc. common stock at an exercise price of $12.73 per share.

ALPHA NATURAL RESOURCES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
      The following pro forma earnings per share data for the quarter and nine months ended September 30, 2005 and 2004 give effect to the 2004 Financings, the Internal Restructuring and our initial public offering of common stock completed on February 18, 2005 as if these transactions had occurred on January 1, 2004. This pro forma information is for information purposes only, and should not be considered indicative of results that would have been achieved had the transactions listed above actually been consummated on January 1, 2004.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2005	2004	2005	2004

Pro forma revenues	$397,689	$341,709	$1,127,480	$924,307
Pro forma net income	8,210	8,613	10,888	28,430
      The computation of basic and diluted pro forma earnings (loss) per share are set forth below:

		Nine Months Ended
		September 30,
	Three Months Ended
	September 30, 2004	2005	2004

Numerator:
Reported income from continuing operations	$7,267	$9,015	$21,127
Deduct: Income tax effect of ANR Fund IX Holdings, L.P. income from continuing operations prior to Internal Restructuring	(402)	(91)	(1,124)
Deduct: Pro forma effects of the 2004 Financings, net of income taxes	—	—	(1,614)
Add: Minority interest in income from continuing operations, net of income tax effect	4,948	2,231	13,848

Pro forma income from continuing operations	11,813	11,155	32,237

Reported income loss from discontinued operations	(1,846)	(214)	(2,227)
Add: Income tax effect of ANR Fund IX Holdings, L.P. loss from discontinued operations prior to Internal Restructuring	120	2	139
Add: Minority interest in loss from discontinued operations, net of income tax effect	(1,474)	(55)	(1,719)

Pro forma loss from discontinued operations	(3,200)	(267)	(3,807)

Pro forma net income	$8,613	$10,888	$28,430

Pro forma denominator:
Weighted average shares — denominator for basic	60,867,650	61,092,832	60,867,650
Dilutive effect of stock options and restricted stock grants	444,201	584,389	379,183

Adjusted weighted average shares for diluted	61,311,851	61,677,221	61,246,833

Pro forma net income per basic share:
Pro forma income from continuing operations	$0.19	$0.18	$0.53
Pro forma loss from discontinued operations	(0.05)	—	(0.06)

Pro forma net income per basic share	$0.14	$0.18	$0.47

Pro forma net income per diluted share:
Pro forma income from continuing operations	$0.19	$0.18	$0.52
Pro forma income loss from discontinued operations	(0.05)	—	(0.06)

Pro forma net income per diluted share	$0.14	$0.18	$0.46

ALPHA NATURAL RESOURCES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Pro Forma Earnings Per Share Disclosure Provisions of SFAS No. 123
      The Company accounts for stock-based compensation awards granted to employees in accordance with Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Compensation cost for equity-based awards is recognized in an amount equal to the difference between the exercise price of the award and the fair value of the Company’s common stock on the date of grant.
      The Company has implemented the disclosure-only provisions of SFAS No. 123 “Accounting for Stock-Based Compensation.” The following table illustrates the effect on pro forma net income as if the Company had applied the fair value recognition provisions of SFAS No. 123 to equity-based employee compensation using the Black-Scholes option-pricing model for the three and nine months ended September 30, 2005:

	Three Months	Nine Months
	Ended	Ended
	September 30, 2005	September 30, 2005

Net income (pro forma net income for the nine months ended September 30, 2005)	$8,210	$10,888
Add: Stock-based compensation expense included in pro forma net income, net of income taxes	2,362	40,391
Deduct: Total stock-based compensation expense determined under fair-value based method, net of income taxes	(2,572)	(40,945)

Pro forma net income, adjusted for effect of fair value of stock options	$8,000	$10,334

Income per share:
Basic and diluted — pro forma (see above)	$0.13	$0.18
Basic and diluted — pro forma, adjusted	$0.13	$0.17
      The Company had not granted equity-based awards prior to November 2004. The fair value of equity-based awards granted in November 2004 and in the first nine months of 2005 was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected life (years)	4.0
Expected volatility	38.0%
Risk-free interest rate	3.38%
Expected annual dividend	$0.10
      The effects on pro forma net income of expensing the estimated fair value of equity-based awards are not necessarily representative of the effects on reported net income for future periods due to such factors as the vesting periods of stock options and the potential issuance of additional awards in future years.

ALPHA NATURAL RESOURCES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(3)	Inventories
      Inventories consisted of the following:

	September 30,	December 31,
	2005	2004

Raw coal	$5,473	$3,888
Saleable coal	87,982	42,899
Materials and supplies	9,401	7,782

Total inventories	$102,856	$54,569

(4)	Long-Term Debt
      Long-term debt consisted of the following:

	September 30,	December 31,
	2005	2004

10% Senior notes due 2012	$175,000	$175,000
Revolving credit facility	81,000	8,000
Variable rate term notes	586	1,466
Capital lease obligation	1,623	1,995
Other	—	16

Total long-term debt	258,209	186,477
Less current portion	1,046	1,693

Long-term debt, net of current portion	$257,163	$184,784

      The $175,000 of 10% senior notes issued by our indirect subsidiary, Alpha Natural Resources, LLC and its wholly-owned subsidiary, Alpha Natural Resources Capital Corp., are unsecured but are guaranteed fully and unconditionally on a joint and several basis by all of our subsidiaries other than the issuers of the notes.
      Alpha Natural Resources, LLC has a revolving credit facility with a group of lending institutions led by Citicorp North America, Inc., as administrative agent (Citicorp Credit Facility). The Citicorp Credit Facility, as amended, provides for a revolving line of credit of up to $125,000 and a funded letter of credit facility of up to $50,000. As of September 30, 2005, Alpha Natural Resources, LLC had $81,000 principal amount of borrowings outstanding under its $125,000 revolving line of credit and $2,966 in letters of credit outstanding, leaving $41,034 available for borrowing. The weighted average interest rate applicable to borrowings under the revolver was 6.8% as of September 30, 2005. As of September 30, 2005, the funded letter of credit facility was fully utilized at $50,000 at an annual fee of 3.1% of the outstanding amount. Each of the Company’s subsidiaries other than Alpha Natural Resources, LLC has guaranteed Alpha Natural Resources, LLC’s obligations under the revolving credit facility. The obligations of Alpha’s subsidiaries under the Citicorp Credit Facility are collateralized by all of their assets. The Citicorp Credit Facility contains various affirmative and negative covenants which, among others, establish net worth, interest coverage and leverage ratio requirements. Alpha Natural Resources, LLC must pay an annual commitment fee up to a maximum of 1/2 of 1% of the unused portion of the commitment. Alpha’s subsidiaries were in compliance with their debt covenants under the Citicorp Credit Facility as of September 30, 2005. See Note 14 for a description of the New Citicorp Credit Facility, which was used to refinance borrowings under the Citicorp Credit Facility described above.

ALPHA NATURAL RESOURCES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(5)	Asset Retirement Obligation
      At September 30, 2005 and December 31, 2004, the Company has recorded asset retirement obligation accruals for mine reclamation and closure costs totaling $40,975 and $39,579, respectively. The portion of the costs expected to be incurred within a year in the amount of $6,691 at September 30, 2005 and December 31, 2004 is included in accrued expenses and other current liabilities. These regulatory obligations are secured by surety bonds in the amount of $89,290 at September 30, 2005 and $91,394 at December 31, 2004. Changes in the reclamation obligation were as follows:

Total asset retirement obligation at December 31, 2004	$39,579
Accretion for the nine months ended September 30, 2005	2,463
Sites added during the nine months ended September 30, 2005	1,156
Expenditures for the nine months ended September 30, 2005	(2,919)
Loss on settlement of asset retirement obligation	371
Revision to estimate	325

Total asset retirement obligation at September 30, 2005	$40,975

(6)	Stock-Based Compensation Awards
      The Company accounts for stock-based compensation awards granted to employees in accordance with Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Compensation cost for equity-based awards is recognized in an amount equal to the difference between the exercise price of the award and the fair value of the Company’s equity on the date of grant. In accordance with APB Opinion No. 25, the Company recognized compensation expense of $3,381 and $43,169 related to the three and nine months ended September 30, 2005, respectively, for equity-based awards that had an exercise or issuance price less than the fair value of the Company’s common shares on the grant or issue date.
      At September 30, 2005 there were 1,269,194 stock options outstanding, with a weighted average exercise price of $16.66 and a weighted average remaining contractual life of 9.3 years. None of these options were exercisable as of September 30, 2005. The following table summarizes stock option activity for the nine months ended September 30, 2005 and the options outstanding at September 30, 2005:

	Number of	Exercise
	Options	Price

Outstanding at January 1, 2005	596,985	$12.73
Granted at initial public offering	692,905	$19.00
Additional grants	70,000	$23.69
Exercised	—	—
Forfeited	(90,696)	$14.11

Outstanding at September 30, 2005	1,269,194	$16.66

ALPHA NATURAL RESOURCES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(7)	Postretirement Benefits Other Than Pensions
      The following table details the components of the net periodic benefit cost for postretirement benefits other than pensions:

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,

	2005	2004	2005	2004

Service cost	$940	$925	$2,884	$1,323
Interest cost	601	525	1,856	837
Amortization of net (gain) or loss	10	(6)	19	(18)
Amortization of prior service cost	535	698	1,841	698

Net periodic benefit cost	$2,086	$2,142	$6,600	$2,840

      Employer contributions for benefits paid for the nine months ended September 30, 2005 and 2004 were $11 and $29, respectively. Employee contributions are not expected to be made and the plan is unfunded.
      Two of the Company’s subsidiaries are required to make contributions to the 1993 UMWA Benefit Plan of fifty cents per signatory hour worked. The contributions that the Company made to this plan for the quarters ended September 30, 2005 and 2004 were $9 and $8, respectively and $24 and $24 for the nine months ended September 30, 2005 and 2004, respectively.

(8)	Related Party Transactions
      The Company had the following receivable balances from affiliated parties as of September 30, 2005 and December 31, 2004:

	September 30,	December 31,
	2005	2004

AMCI	$14,271	$7,121
Robindale Energy & Subsidiary	34	6

Total	$14,305	$7,127

      As of September 30, 2005, $13,206 of receivables from AMCI are included in trade accounts receivable, net and $1,065 is included in notes and other receivables. As of December 31, 2004, all receivables from AMCI were included in trade accounts receivable. The majority of the AMCI receivables as of September 30, 2005 and December 31, 2004 relate to coal sales transactions in the normal course of business.
      The Company had the following balances payable to affiliated parties as of September 30, 2005 and December 31, 2004:

	September 30,	December 31,
	2005	2004

AMCI	$2,400	$262
First Reserve Fund IX, L.P.	4,500	—
Robindale Energy & Subsidiary	139	42

Total	$7,039	$304

ALPHA NATURAL RESOURCES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
      As of September 30, 2005, $2,400 of AMCI payables is included in accrued expenses and other current liabilities, and $4,500 of payables to First Reserve Fund IX, L.P. is included in other liabilities. These represent tax distributions payable, related to the Internal Restructuring on February 11, 2005. Also as of September 30, 2005, $139 owed to Robindale Energy & Subsidiary related to trucking and coal purchases and is included in trade accounts payable. As of December 31, 2004, $262, related to building rent, is included in accrued expenses and other current liabilities and $42 payable to Robindale Energy & Subsidiary is included in trade accounts payable.

(9)	Segment Information
      The Company extracts, processes and markets steam and metallurgical coal from surface and deep mines for sale to electric utilities, steel and coke producers, and industrial customers. The Company operates only in the United States with mines in the Central Appalachian and Northern Appalachian regions. The Company has one reportable segment: Coal Operations, which as of September 30, 2005, consisted of 45 underground mines and 22 surface mines located in Central Appalachia and Northern Appalachia. Coal Operations also includes the Company’s purchased coal sales function, which markets the Company’s Appalachian coal to domestic and international customers. The All Other category includes the Company’s equipment sales and repair operations, as well as other ancillary business activities, including terminal services, coal and environmental analysis services, and leasing of mineral rights. The Corporate and Eliminations category includes general corporate overhead and the elimination of intercompany transactions. The revenue elimination amount represents inter-segment revenues. The Company evaluates the performance of its segment based on EBITDA, as adjusted, which the Company defines as net income (loss) plus interest expense, income tax expense (benefit), depreciation, depletion and amortization, less interest income, and adjusted for minority interest. EBITDA, as adjusted, from continuing operations is defined as income from continuing operations plus interest expense, income tax expense (benefit), depreciation, depletion and amortization, less interest income, and adjusted for minority interest.
      Operating segment results for continuing operations for the three months ended September 30, 2005 and segment assets as of September 30, 2005 were as follows:

			Corporate
	Coal		and
	Operations	All Other	Eliminations	Consolidated

Revenues	$394,331	$9,084	$(5,726)	$397,689
Depreciation, depletion, and amortization	15,543	361	373	16,277
EBITDA, as adjusted	46,144	468	(12,144)	34,468
Capital expenditures	29,312	—	86	29,398
Total assets	536,792	72,019	13,287	622,098
      Operating segment results for continuing operations for the nine months ended September 30, 2005 were as follows:

			Corporate
	Coal		and
	Operations	All Other	Eliminations	Consolidated

Revenues	$1,116,447	$29,313	$(18,280)	$1,127,480
Depreciation, depletion, and amortization	43,037	1,149	1,335	45,521
EBITDA, as adjusted	162,519	2,809	(74,008)	91,320
Capital expenditures	94,770	322	517	95,609

ALPHA NATURAL RESOURCES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
      Operating segment results for continuing operations for the three months ended September 30, 2004 and segment assets as of September 30, 2004 were as follows:

			Corporate
	Coal		and
	Operations	All Other	Eliminations	Consolidated

Revenues	$337,950	$6,771	$(3,012)	$341,709
Depreciation, depletion, and amortization	13,447	246	500	14,193
EBITDA, as adjusted	47,039	351	(10,135)	37,255
Capital expenditures	18,918	105	116	19,139
Total assets	390,341	76,337	(8,855)	457,823
      Operating segment results for continuing operations for the nine months ended September 30, 2004 were as follows:

			Corporate
	Coal		and
	Operations	All Other	Eliminations	Consolidated

Revenues	$912,810	$20,111	$(8,614)	$924,307
Depreciation, depletion, and amortization	36,652	740	1,491	38,883
EBITDA, as adjusted	135,943	2,191	(35,771)	102,363
Capital expenditures	51,787	248	449	52,484
      Reconciliation of total segment EBITDA, as adjusted, to income from continuing operations follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2005	2004	2005	2004

Total segment EBITDA, as adjusted, from continuing operations	$34,468	$37,255	$91,320	$102,363
Interest expense	(6,636)	(5,666)	(19,400)	(14,497)
Interest income	197	230	675	331
Income tax expense from continuing operations	(3,542)	(2,379)	(15,141)	(5,852)
Depreciation, depletion and amortization from continuing operations	(16,277)	(14,193)	(45,521)	(38,883)
Minority interest in income from continuing operations	—	(7,980)	(2,918)	(22,335)

Income from continuing operations	$8,210	$7,267	$9,015	$21,127

      The Company markets produced, processed and purchased coal to customers in the United States and in international markets. Export revenues totaled $156,243 and $501,014 or approximately 39% and 44% of total revenues for the three and nine months ended September 30, 2005, respectively. Export revenues were $171,971 and $447,513 or approximately 50% and 48%, respectively, of total revenues for the three and nine months ended September 30, 2004.

(10)	Contingencies

(a)	Guarantees and Financial Instruments with Off-balance Sheet Risk
      In the normal course of business, the Company is a party to certain guarantees and financial instruments with off-balance sheet risk, such as bank letters of credit and performance or surety bonds. No liabilities related to these arrangements are reflected in the Company’s combined balance sheets.

ALPHA NATURAL RESOURCES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
Management does not expect any material losses to result from these guarantees or off-balance sheet financial instruments. The amount of bank letters of credit outstanding as of September 30, 2005 is $52,966. The amount of surety bonds currently outstanding related to the Company’s reclamation obligations is presented in note 5 to the condensed consolidated financial statements. The Company has provided guarantees for equipment financing obtained by certain of its contract mining operators totaling approximately $1,150. The estimated fair value of these guarantees is not significant.

(b)	Litigation
      The Company is involved in various legal proceedings from time to time in the normal course of business. In management’s opinion, the Company is not currently involved in any legal proceeding which individually or in the aggregate could have a material effect on the financial condition, results of operations and/or cash flows of the Company.

(c)	Hurricane Katrina
      In August 2005, as a result of Hurricane Katrina, a portion of the Company’s coal inventory located at a loading facility in New Orleans was lost or destroyed. During the three months ended September 30, 2005 the Company wrote down its inventory based on an estimate of the lost tonnage and recorded a receivable for the probable related insurance recovery, which resulted in a net pre-tax charge of $688. The Company expects to make a final determination of its losses resulting from Katrina by the end of 2005. It is possible that additional losses will be recorded; however, the Company does not believe that such additional losses, if any, will be material.

(11)	Discontinued Operations
      On April 14, 2005, the Company sold the assets of its Colorado mining subsidiary, National King Coal LLC, and related trucking subsidiary, Gallup Transportation and Transloading Company, LLC (collectively, “NKC”), to an unrelated third party for cash in the amount of $4,400, plus an amount in cash equal to the fair market value of NKC’s coal inventory, and the assumption by the buyer of certain liabilities of NKC. The Company recorded a gain on the sale of NKC of $704 in the second quarter of 2005. The results of operations of NKC for the current and prior periods have been reported in discontinued operations. National King Coal LLC was previously reported in the Coal Operations segment and Gallup Transportation and Transloading Company, LLC was previously reported in the All Other segment (note 9).

ALPHA NATURAL RESOURCES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
      The following statement of operations data reflects the activity for the discontinued operation for the three months and nine months ended September 30, 2005 and 2004:

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,

	2005	2004	2005	2004

Total revenues	$—	$5,255	$4,523	$12,756
Total costs and expenses	—	10,510	5,607	18,887
Gain on sale of discontinued operations	—	—	704	—

Loss from operations	—	(5,255)	(380)	(6,131)
Miscellaneous income	—	7	1	11
Income tax benefit from discontinued operations	—	(1,024)	(93)	(1,120)
Minority interest in loss from discontinued operations	—	(2,378)	(72)	(2,773)

Loss from discontinued operations	$—	$(1,846)	$(214)	$(2,227)

(12)	Income Taxes
      Since the condensed consolidated statements of operations for the nine months ended September 30, 2005 include activity both prior to and after the Internal Restructuring and initial public offering, the total income tax provision is the sum of the provisions for the pre- and post-restructuring periods.
      Prior to February 12, 2005, the minority interest owners and ANR Fund IX Holdings, L.P. owned interests in ANR Holdings, a limited liability company and pass-through entity for income tax purposes. As a pass-through entity, ANR Holdings provides information returns reflecting the allocated income (loss) to the minority interest owners and ANR Fund IX Holdings, L.P based upon their respective ownership percentage and certain special allocations as provided by the limited liability company agreement and the Internal Revenue Code. The income tax consequences of the income (loss) allocated to these owners for the period from January 1, 2005 to February 11, 2005 and from January 1, 2004 to September 30, 2004 is not reflected in the financial statements. For these periods, only the income tax expense associated with Alpha NR Holding, Inc., a taxable entity, is included. The primary source of the income tax impact is derived from the allocated income (loss) from ANR Holdings, Alpha Natural Resources, LLC and its operating subsidiaries, all of which are pass-through entities for tax purposes. Subsequent to the Internal Restructuring and initial public offering, all of the income of ANR Holdings is taxed to Alpha Natural Resources, Inc.
      A tax provision of $3,542 was recorded for the three months ended September 30, 2005 on pre-tax income from continuing operations of $11,752, which equates to an effective tax rate of 30.1%.
      A tax provision of $15,141 was recorded for the nine months ended September 30, 2005 on pre-tax income from continuing operations of $27,074, which equates to an effective tax rate of 55.9%. This rate is higher than the federal statutory rate of 35% due primarily to the portion of the stock-based compensation charge associated with the issuance of common stock to management in connection with the Internal Restructuring and initial public offering that is not deductible for tax purposes. The increase in expected income tax expense related to the stock-based compensation charge is offset in part by the tax benefits associated with percentage depletion, the extraterritorial income exclusion, and taxes not being provided for on the minority interest and pass-through entity owners’ respective share of earnings for the period prior to the restructuring. As $33,029 of the stock-based compensation charge was identified as a significant unusual item in the first quarter of 2005, the tax effect of the $33,029 expense (no tax benefit) was recorded in the first quarter of 2005 and excluded from the estimated annual effective tax rate of

ALPHA NATURAL RESOURCES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
approximately 27%. The Company’s effective tax rate for the interim periods is applied to pre-tax income exclusive of the $33,029 stock-based compensation charge.
      Significant components of income tax expense from continuing operations were as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2005	2004	2005	2004

Current tax expense:
Federal	$2,149	$944	$10,833	$2,573
State	314	18	1,629	65

	2,463	962	12,462	2,638

Deferred tax expense:
Federal	868	1,113	2,155	2,437
State	211	304	524	777

	1,079	1,417	2,679	3,214

Total income tax expense:
Federal	3,017	2,057	12,988	5,010
State	525	322	2,153	842

	$3,542	$2,379	$15,141	$5,852

      A reconciliation of the statutory federal income tax expense at 35% to income from continuing operations before income taxes and minority interest, and the actual income tax expense is as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2005	2004	2005	2004

Federal statutory income tax expense	$4,114	$6,169	$9,476	$17,260
Increases (reductions) in taxes due to:
Percentage depletion allowance	(1,137)	(800)	(7,700)	(3,005)
Extraterritorial income exclusion	(541)	—	(1,246)	—
Deduction for domestic production activities	(68)	—	(347)	—
State taxes, net of federal tax impact	342	209	1,398	547
Stock-based compensation	1,031	—	14,385	—
Change in valuation allowance	(260)	(54)	137	(203)
Taxes not provided for minority interest	—	(2,572)	(1,001)	(7,743)
Taxes not provided for pass-through entity	—	(259)	(133)	(781)
Other, net	61	(314)	172	(223)

Actual income tax expense	$3,542	$2,379	$15,141	$5,852

ALPHA NATURAL RESOURCES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
      Deferred income taxes result from temporary differences between the reporting of amounts for financial statement purposes and income tax purposes. The net deferred tax assets and liabilities included in the condensed consolidated financial statements include the following amounts:

	September 30,	December 31,
	2005	2004

Deferred tax assets:
Investment in limited liability company subsidiary	$123,696	$—
Net operating loss carryforwards	2,212	5,598
Alternative minimum tax credit carryforward	5,489	1,249
Charitable contribution carryforwards	93	207

Gross deferred tax assets	131,490	7,054
Less valuation allowance	(108,584)	(1,374)

Total net deferred tax assets	22,906	5,680

Deferred tax liabilities:
Investment in limited liability company subsidiary	—	(6,869)
Virginia tax credit	(2,889)	(1,855)

Total deferred tax liabilities	(2,889)	(8,724)

Net deferred tax asset (liability)	$20,017	$(3,044)

      Changes in the net deferred tax asset (liability) balance during the nine months ended September 30, 2005 are as follows:

ANR Fund IX Holdings, L.P. and Alpha NR Holding, Inc. and Subsidiaries:
Deferred tax liability balance at December 31, 2004	$(3,044)
Deferred tax benefit recorded in period from January 1, 2005 to February 11, 2005 for continuing and discontinued operations	192

Deferred tax liability balance at February 11, 2005	$(2,852)

Alpha Natural Resources, Inc.:
Deferred tax liability balance on February 12, 2005	$(2,852)
Estimated deferred tax asset generated from the Internal Restructuring	132,637
Valuation allowance established at the time of the Internal Restructuring	(106,908)

Net deferred taxes recorded as part of Internal Restructuring, with offsetting increase to additional paid-in capital	25,729
Deferred tax expense recorded in period from February 12, 2005 to September 30, 2005 for continuing and discontinued operations	(2,860)

Net deferred tax asset at September 30, 2005	$20,017

      The Internal Restructuring resulted in an increase in the basis of assets for income tax purposes, currently estimated at $346,000, which resulted in a gross deferred tax asset of $132,637. This amount was offset by an increase to the valuation allowance of $106,908 as of the date of the Internal Restructuring. The resulting net increase in deferred income taxes of $25,729 was recorded as an increase to additional paid-in capital, as the underlying change in the tax basis of assets of the Company was caused by the Internal Restructuring transactions between the Company and its stockholders.

ALPHA NATURAL RESOURCES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
      Since the Company has not been in business long enough to develop a strong earnings history (objective evidence as required by generally accepted accounting principles), and due to the likelihood that the alternative minimum tax will exceed the regular tax in the future, the Company has recorded a valuation allowance of $108,584 as of September 30, 2005. The Company monitors the valuation allowance each quarter and makes adjustments to the allowance through the tax provision as appropriate based primarily upon continued development of an earnings history and projected future earnings based on future sales commitments, which impacts the utilization of deferred tax assets.
      The breakdown of the net deferred tax asset (liability), net of valuation allowance, recorded in the accompanying condensed consolidated balance sheets is as follows:

	September 30,	December 31,
	2005	2004

Current asset	$401	$4,674
Current liability	—	—

Net current asset	401	4,674

Noncurrent asset	22,505	1,006
Noncurrent liability	(2,889)	(8,724)

Net noncurrent asset (liability)	19,616	(7,718)

Total net deferred tax asset (liability)	$20,017	$(3,044)

(13)	New Accounting Pronouncements
      The FASB issued FIN 47, “Accounting for Conditional Asset Retirement Obligations” in March of 2005. FIN 47 clarifies that an entity must record a liability for a conditional asset retirement obligation if the fair value of the obligation can be reasonably estimated. This interpretation also clarifies the circumstances under which an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The Company expects to adopt this interpretation on December 31, 2005. The Company does not expect the adoption of this interpretation to have a material impact on its financial condition, results of operations or cash flows.
      In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment, which requires companies to expense the fair value of equity awards over the required service period. This Statement is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, which uses the intrinsic value method to value stock-based compensation. On April 14, 2005, the SEC adopted a new rule that amends the effective date of SFAS No. 123(R) to allow SEC registrants to implement SFAS No. 123(R) as of the beginning of the first annual reporting period that begins after June 15, 2005. The Company will adopt SFAS No. 123(R) effective January 1, 2006.

(14)	Subsequent Events

Acquisition
      On October 26, 2005, the Company completed the acquisition of certain privately held coal reserves and operations in southern West Virginia and southwestern Virginia (the “Nicewonder Acquisition”) for $35,200 in cash, $221,000 in promissory notes, of which $181,100 was paid on November 2, 2005 and $39,900 is due on January 15, 2006, and 2,180,233 shares of the Company’s common stock valued at approximately $58,949. The purchase price is subject to certain post-closing working capital and other

ALPHA NATURAL RESOURCES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
adjustments. The Nicewonder Acquisition consisted of the purchase of the outstanding capital stock of White Flame Energy, Inc., Twin Star Mining, Inc. and Nicewonder Contracting, Inc., the equity interests of Powers Shop, LLC and Buchanan Energy, LLC and substantially all of the assets of Mate Creek Energy of W. Va., Inc. and Virginia Energy Company, and the acquisition of Premium Energy, Inc. by merger (together referred to as the “Nicewonder Coal Group”). The operating results of the Nicewonder Coal Group will be included in the Company’s consolidated results of operations from the date of acquisition.

Debt Refinancing
      In connection with the Nicewonder Acquisition, Alpha NR Holding, Inc. (a wholly-owned subsidiary of Alpha) and its wholly-owned subsidiary, Alpha Natural Resources, LLC, entered into a senior secured credit facility with a group of lending institutions led by Citicorp North America, Inc., as administrative agent (the “New Citicorp Credit Facility”). The New Citicorp Credit Facility consists of a $250,000 term loan facility and a $275,000 revolving credit facility. The revolving credit facility includes borrowing capacity available for letters of credit. Proceeds from the New Citicorp Credit Facility were used to fund the cash portion of the Nicewonder Acquisition, including the payment of the first installment on the promissory notes on November 2, 2005, to refinance the existing Citicorp Credit Facility (see Note 4) and to pay certain expenses related to the Nicewonder Acquisition and debt refinancing. As of November 2, 2005, there were $250,000 in borrowings under the term loan facility and $40,000 in borrowings under the revolving credit facility. In addition, there were $65,487 in letters of credit outstanding, $50,000 of which resulted from conversion of funded letters of credit that were outstanding under the existing Citicorp Credit Facility, and $169,513 was available for borrowing.
      Borrowings under the New Citicorp Credit Facility bear interest at variable rates based upon, at the Company’s option, either the prime rate or a London Interbank Offered Rate, in each case plus a spread that is generally dependent on a leverage ratio. The Company will be required to pay a commitment fee on the unused portion of the revolving credit facility, as well as customary letter of credit fees. The commitment fee is initially 0.50% per annum but may be reduced in the future subject to the attainment of certain leverage ratios. As of November 2, 2005, the weighted average interest rates applicable to borrowings under the term loan facility and revolving credit facility were 5.70% and 6.15%, respectively.
      Under the term loan facility, quarterly principal payments of $625 are required, commencing on March 31, 2006 and ending on September 30, 2012. The remaining unpaid principal, which is projected to be $233,125, is due and payable on October 26, 2012. Any outstanding principal amounts outstanding under the revolving credit facility are due and payable on October 26, 2010.
      All obligations under the New Citicorp Credit Facility are unconditionally guaranteed by Alpha NR Holding, Inc. and each of its existing and future direct and indirect domestic subsidiaries (other than the borrower, Alpha Natural Resources, LLC), and are secured by substantially all of the assets of Alpha NR Holding, Inc. and its subsidiaries. The New Citicorp Credit Facility contains various affirmative and negative covenants which, among other things, require the Company to maintain certain leverage and interest coverage ratios, and restrict certain payments and transactions, including dividends, payments for the repurchase of capital stock and mergers or consolidations.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
Alpha Natural Resources, Inc.:
      We have audited the accompanying combined balance sheets of ANR Fund IX Holdings, L.P. and Alpha NR Holding, Inc. and subsidiaries (the Company or Successor) as of December 31, 2004 and 2003, and the related combined statements of operations, stockholder’s equity and partners’ capital, and cash flows for the years ended December 31, 2004 and 2003, and the period from December 14, 2002 to December 31, 2002 (Successor Periods), and the combined statements of operations, shareholder’s equity, and cash flows for the period from January 1, 2002 to December 13, 2002 (Predecessor Period). These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis of our opinion.
      In our opinion, the aforementioned Successor combined financial statements present fairly, in all material respects, the financial position of ANR Fund IX Holdings, L.P. and Alpha NR Holding, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the Successor Periods, in conformity with U.S. generally accepted accounting principles. Further, in our opinion, the aforementioned Predecessor combined financial statements present fairly, in all material respects, the results of their operations and their cash flows for the Predecessor Period, in conformity with U.S. generally accepted accounting principles.
      As discussed in note 1 to the combined financial statements, effective December 13, 2002, the Company acquired the majority of the Virginia coal operations of Pittston Coal Company, a subsidiary of The Brink’s Company (formerly known as The Pittston Company), in a business combination accounted for as a purchase. As a result of the acquisition, the combined financial information for the periods after the acquisition is presented on a different cost basis than that for the periods before the acquisition and, therefore, is not comparable.
/s/ KPMG LLP
Roanoke, Virginia
March 30, 2005, except as to
notes 1, 22, 28 and 30,
which are as of October 14, 2005

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES
COMBINED BALANCE SHEETS

	Pro Forma	December 31,
	December 31,
	2004	2004	2003

	(Unaudited)
	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$7,391	$7,391	$11,246
Trade accounts receivable, net	95,828	95,828	70,205
Notes and other receivables	10,835	10,835	4,742
Inventories	54,569	54,569	33,113
Due from affiliate	323	323	3,770
Deferred income taxes	—	4,674	489
Prepaid expenses and other current assets	28,915	28,915	19,256

Total current assets	197,861	202,535	142,821
Property, plant, and equipment, net	217,964	217,964	198,147
Goodwill	18,641	18,641	17,121
Other intangibles, net	1,155	1,155	2,896
Other assets	36,826	36,826	18,351

Total assets	$472,447	$477,121	$379,336

LIABILITIES AND STOCKHOLDER’S EQUITY (DEFICIT) AND PARTNERS’ CAPITAL
Current liabilities:
Current portion of long-term debt	$1,693	$1,693	$13,329
Note payable	15,228	15,228	14,425
Notes payable to affiliates	517,692	—	—
Bank overdraft	10,024	10,024	5,854
Trade accounts payable	51,050	51,050	41,357
Accrued expenses and other current liabilities	68,283	68,283	35,142

Total current liabilities	663,970	146,278	110,107
Long-term debt, net of current portion	184,784	184,784	57,210
Workers’ compensation benefits	4,678	4,678	1,660
Postretirement medical benefits	15,637	15,637	10,662
Asset retirement obligation	32,888	32,888	32,607
Deferred gains on sale of property interests	5,516	5,516	6,934
Deferred income taxes	—	7,718	823
Other liabilities	15,411	4,911	6,486

Total liabilities	922,884	402,410	226,489

Minority interest	—	28,778	66,480

Stockholder’s equity (deficit) and partners’ capital:
Alpha Natural Resources, Inc.:
Preferred stock — par value $0.01, 10,000,000 shares authorized, none issued	—	—	—
Common stock — par value $0.01, 100,000,000 shares authorized, 28,287,580 shares issued and outstanding	283	—	—
Deficit capital	(450,720)	—	—
Retained earnings	—	—	—

Total Alpha Natural Resources, Inc. stockholders’ (deficit)	(450,437)	—	—
Alpha NR Holding, Inc.:
Preferred stock — par value $0.01, 1,000 shares authorized, none issued	—	—	—
Common stock — par value $0.01, 1,000 shares authorized, 100 shares issued and outstanding	—	—	—
Additional paid-in capital	—	22,153	75,710
Retained earnings	—	18,828	1,442

Total Alpha NR Holding, Inc. stockholder’s equity	—	40,981	77,152
Alpha Fund IX Holdings, L.P.:
Partners’ capital	—	4,952	9,215

Total stockholder’s equity (deficit) and partners’ capital	(450,437)	45,933	86,367

Total liabilities and stockholder’s equity (deficit) and partners’ capital	$472,447	$477,121	$379,336

See accompanying notes to combined financial statements.

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES
COMBINED STATEMENTS OF OPERATIONS

	Company			Predecessor

			Period from	Period from
	Year Ended		December 14,	January 1,
	December 31,		2002 to	2002 to
			December 31,	December 13,
	2004	2003	2002	2002

	(In thousands)
Revenues:
Coal revenues	$1,079,733	$694,591	$6,260	$154,715
Freight and handling revenues	141,100	73,800	1,009	17,001
Other revenues	31,869	13,458	101	6,031

Total revenues	1,252,702	781,849	7,370	177,747

Costs and expenses:
Cost of coal sales (exclusive of items shown separately below)	920,359	626,265	6,268	158,924
Freight and handling costs	141,100	73,800	1,009	17,001
Cost of other revenues	22,994	12,488	120	7,973
Depreciation, depletion and amortization	55,261	35,385	274	6,814
Selling, general and administrative expenses (exclusive of depreciation and amortization shown separately above)	43,881	21,926	471	8,797
Costs to exit business	—	—	—	25,274

Total costs and expenses	1,183,595	769,864	8,142	224,783

Refund of federal black lung excise tax	—	—	—	2,049
Other operating income, net	—	—	—	1,430

Income (loss) from operations	69,107	11,985	(772)	(43,557)

Other income (expense):
Interest expense	(20,041)	(7,848)	(203)	(35)
Interest income	531	103	6	2,072
Miscellaneous income	722	574	—	—

Total other income (expense), net	(18,788)	(7,171)	(197)	2,037

Income (loss) from continuing operations before income taxes and minority interest	50,319	4,814	(969)	(41,520)
Income tax expense (benefit)	5,150	898	(334)	(17,198)

Income (loss) before minority interest	45,169	3,916	(635)	(24,322)
Minority interest	22,781	1,164	—	—

Income (loss) from continuing operations	22,388	2,752	(635)	(24,322)

Discontinued operations (note 30):
Loss from discontinued operations before income taxes and minority interest	(6,514)	(950)	—	—
Income tax benefit	(1,190)	(230)	—	—
Minority interest	(2,951)	(230)	—	—

Loss from discontinued operations	(2,373)	(490)	—	—

Net income (loss)	$20,015	$2,262	$(635)	$(24,322)

See accompanying notes to combined financial statements.

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES
COMBINED STATEMENTS OF STOCKHOLDER’S EQUITY AND PARTNERS’ CAPITAL

		Retained		Net	Deferred
		Earnings		Receivables	Taxes
	Capital	(Accumulated	Company	from	Receivable
Predecessor	Contributions	Deficit)	Equity	Affiliates	from Parent	Total

	(In thousands)
Balances, December 31, 2001	$—	$—	$211,313	$(279,374)	$(68,532)	$(136,593)
Net loss	—	—	(24,322)	—	—	(24,322)
Capital contribution	—	—	329,964	(329,964)	—	—
Affiliate transactions, net	—	—	—	35,937	—	35,937
Deferred taxes receivable from parent	—	—	—	—	(8,023)	(8,023)
Other	—	—	—	—	4	4

Balances, December 13, 2002	$—	$—	$516,955	$(573,401)	$(76,551)	$(132,997)

				Total		Total
			Retained	Alpha NR		Stockholder’s
		Additional	Earnings	Holding, Inc.		Equity and
	Common	Paid-In	(Accumulated	Stockholder’s	Partners’	Partners’
Company	Stock	Capital	Deficit)	Equity	Capital	Capital

Balances, December 14, 2002	$—	$—	$—	$—	$—	$—
Net loss	—	—	(529)	(529)	(106)	(635)
Contributed capital	—	—	—	—	2,635	2,635
Issuance of common stock	—	21,384	—	21,384	—	21,384

Balances, December 31, 2002	—	21,384	(529)	20,855	2,529	23,384
Net income	—	—	1,971	1,971	291	2,262
Contributed capital	—	15,153	—	15,153	1,868	17,021
Notes payable to affiliate contributed to capital	—	39,173	—	39,173	4,827	44,000
Noncash distribution of Virginia Tax Credit	—	—	—	—	(300)	(300)

Balances, December 31, 2003	—	75,710	1,442	77,152	9,215	86,367
Net income	—	—	17,386	17,386	2,629	20,015
Noncash distribution of Virginia Tax Credit	—	—	—	—	(292)	(292)
Distributions	—	(53,557)	—	(53,557)	(6,600)	(60,157)

Balances, December 31, 2004	$—	$22,153	$18,828	$40,981	$4,952	$45,933

See accompanying notes to combined financial statements.

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES
COMBINED STATEMENTS OF CASH FLOWS

	Company			Predecessor

			Period from	Period from
			December 14,	January 1,
	Year Ended December 31,		2002 to	2002 to
			December 31,	December 13,
	2004	2003	2002	2002

	(In thousands)
Operating activities:
Net income (loss)	$20,015	$2,262	$(635)	$(24,322)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation, depletion and amortization	56,012	36,054	274	6,814
Amortization and write-off of debt issuance costs	4,474	1,276	59	—
Minority interest	19,830	934	—	—
Accretion of asset retirement obligation	3,301	2,699	57	—
Virginia tax credit	(4,872)	(4,313)	—	—
Stock-based compensation	91	—	—	—
Bad debt provision	152	68	5	1,296
Net pension credit	—	—	—	(928)
Loss on settlement of asset retirement obligation	762	—	—	—
Asset impairment charge	5,100	—	—	—
Provision for non-recoupable advance mining royalties	758	—	—	—
Amortization of deferred gains on sales of property interests	(959)	(618)	—	—
Gain on sale of fixed assets, net	(671)	—	—	—
Deferred income taxes	2,711	668	(334)	(8,023)
Other, net	—	—	—	11
Changes in operating assets and liabilities:
Trade accounts receivable	(25,775)	(21,056)	(7,472)	5,244
Notes and other receivables	(1,062)	(2,358)	—	—
Inventories	(21,040)	13,014	549	—
Prepaid expenses and other current assets	5,568	793	(138)	(5,418)
Other assets	805	(3,051)	—	(1,850)
Trade accounts payable	9,742	12,234	4,057	(3,925)
Accrued expenses and other current liabilities	27,243	16,392	4,706	(15,115)
Workers’ compensation benefits	3,018	1,660	—	1,879
Postretirement medical benefits	4,975	1,236	36	6,710
Asset retirement obligation expenditures	(3,306)	(2,252)	—	(1,270)
Other liabilities	(96)	(1,538)	(1,459)	25,081

Net cash provided by (used in) operating activities	$106,776	$54,104	$(295)	$(13,816)

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES
COMBINED STATEMENTS OF CASH FLOWS — (Continued)

	Company			Predecessor

			Period from	Period from
			December 14,	January 1,
	Year Ended December 31,		2002 to	2002 to
			December 31,	December 13,
	2004	2003	2002	2002

	(In thousands)
Investing activities:
Capital expenditures	$(72,046)	$(27,719)	$(960)	$(21,866)
Proceeds from disposition of property, plant, and equipment	1,096	65,174	—	76
Purchase of net assets of acquired companies	(2,891)	(133,757)	(37,202)	—
Purchase of equity investment	(4,500)	—	—	—
Issuance of note receivable to coal supplier, net of collections of $1,519	(8,481)	—	—	—
Deferred acquisition costs	—	—	(731)	—
Decrease (increase) in due from affiliate	620	(3,770)	—	—
Other, net	—	—	—	(264)

Net cash used in investing activities	(86,202)	(100,072)	(38,893)	(22,054)

Financing activities:
Repayments of notes payable	(14,425)	(15,600)	—	—
Proceeds from issuance of long-term debt	175,000	58,518	—	—
Repayments on long-term debt	(61,422)	(30,054)	—	—
Increase in bank overdraft	4,170	5,854	—	—
Debt issuance costs	(10,525)	(5,181)	(340)	—
Deferred common stock offering costs	(1,655)	—	—	—
Advances from affiliates	—	20,047	23,953	35,783
Capital contributions	—	3,118	2,635	—
Issuance of common stock	—	15,153	21,384	—
Distributions to owners	(60,156)	—	—	—
Distributions to minority interest	(55,416)	(3,085)	—	—

Net cash provided by (used in) financing activities	(24,429)	48,770	47,632	35,783

Net increase (decrease) in cash and cash equivalents	(3,855)	2,802	8,444	(87)
Cash and cash equivalents at beginning of period	11,246	8,444	—	175

Cash and cash equivalents at end of period	$7,391	$11,246	$8,444	$88

See accompanying notes to combined financial statements.

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
(In thousands, except percentages and share data)

(1)	Business and Basis of Presentation

Organization and Business
      ANR Fund IX Holdings, L.P. and Alpha NR Holding, Inc., formerly named Alpha Natural Resources, Inc., (together, the FR Affiliates) are entities under the common control of First Reserve GP IX, Inc. and were formed in 2002 to acquire coal mining assets in the Appalachian region of the United States. In December 2002, ANR Fund IX Holdings, L.P. and Alpha NR Holding, Inc. formed ANR Holdings, LLC (ANR Holdings) and acquired membership interests of approximately 11% and 89%, respectively. ANR Holdings is the parent of Alpha Natural Resources, LLC (Alpha) and the latter entity and its subsidiaries acquired our Predecessor, the majority of the Virginia coal operations of Pittston Coal Company, a subsidiary of The Brink’s Company (formerly known as The Pittston Company), on December 13, 2002 (described in note 20).
      The acquisition of Coastal Coal Company (described in note 20) was completed on January 31, 2003 by subsidiaries of ANR Holdings. The acquisition of U.S. AMCI (described in note 20) was completed on March 11, 2003. Concurrent with the acquisition of U.S. AMCI, ANR Holdings issued additional membership interests in the aggregate amount of 45.3% to the former owners of U.S. AMCI, Madison Capital Funding, LLC and members of management in exchange for the net assets of U.S. AMCI and cash. After completion of this transaction, the FR Affiliates owned 54.7% of ANR Holdings.
      The acquisition of Mears Enterprises, Inc. and affiliated entities (described in note 20) was completed on November 17, 2003.
      The financial statements for the period from December 14, 2002 to December 31, 2002, and the years ended December 31, 2003 and 2004 are presented on a combined basis. The entities included in the combined financial statements, except our Predecessor, are collectively referred to as “the Company”.
      The Company and its operating subsidiaries are engaged in the business of extracting, processing and marketing coal from deep and surface mines, principally located in the Eastern and Southeastern regions of the United States, for sale to utility and steel companies in the United States and in international markets.

Operating Subsidiaries of Alpha Natural Resources, LLC
      Companies with coal reserves and/or production facilities:

•	Paramont Coal Company Virginia, LLC

•	Dickenson-Russell Coal Company, LLC

•	Alpha Terminal Company, LLC

•	Alpha Land and Reserves, LLC

•	AMFIRE, LLC and Subsidiaries

•	McDowell-Wyoming Coal Company, LLC and Subsidiaries
      Companies providing administrative, sales and other services:

•	Alpha Coal Sales Co., LLC

•	Alpha Natural Resources Capital Corp.

•	Alpha Natural Resources Services, LLC

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

•	Maxxim Rebuild Co., LLC

•	Maxxim Shared Services, LLC
      Holding companies:

•	Maxxum Carbon Resources, LLC

•	Esperanza Coal Co., LLC

Principles of Combination
      The accompanying combined financial statements include the accounts of the Company described above. All significant intercompany accounts and transactions have been eliminated.

Predecessor
      Prior to December 13, 2002, the Company had no operations. On December 13, 2002, the Company acquired the majority of the Virginia coal operations of Pittston Coal Company (the Combined Virginia Entity or Predecessor) through a number of asset acquisitions by the Company’s subsidiaries. The Combined Virginia Entity is considered the Predecessor to the Company. As such, the historical financial statements of the Combined Virginia Entity are included in the accompanying combined financial statements, including the combined statements of operations, cash flows, and shareholders’ equity, for the period from January 1, 2002 to December 13, 2002 (the “Predecessor combined financial statements”). The Predecessor combined financial statements are not necessarily indicative of the future financial position or results of operations of the Company.
      The Predecessor’s combined financial statements have not been adjusted to give effect to the acquisition. For this reason, the combined financial statements of the Company after the acquisition are not comparable to the Predecessor’s combined financial statements prior to the acquisition.

The Company
      The accompanying combined balance sheets as of December 31, 2004 and 2003, and the combined statements of operations, cash flows, and stockholder’s equity and partners’ capital for the years ended December 31, 2004 and 2003 and the period from December 14, 2002 to December 31, 2002, reflect the combined financial position, results of operations and cash flows of the Company from the date of acquisition of the Predecessor. See also note 20.
      On April 14, 2005, the Company sold the assets of its Colorado mining subsidiary, National King Coal LLC, and related trucking subsidiary, Gallup Transportation and Transloading Company, LLC (collectively “NKC”) to an unrelated third party. The results of operations of NKC for the years ended December 31, 2004 and 2003 have been reported in discontinued operations. See also note 30.

Subsequent Internal Restructuring and Initial Public Offering
      On February 11, 2005, the Company completed a series of transactions to transition from a structure in which the Company’s top-tier holding company was a limited liability company, ANR Holdings, to one in which the top-tier holding company is a corporation, Alpha Natural Resources, Inc., which was formed on November 29, 2004. These transactions are referred to collectively as the Internal Restructuring, and they included the following:

•	Alpha Coal Management, LLC (ACM) was dissolved and liquidated, after which (1) the interests in ANR Holdings previously held by ACM were distributed to and held directly by the Company’s officers and employees who were owners of ACM prior to its dissolution and (2) outstanding

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

options to purchase units in ACM were automatically converted into options to purchase up to 596,985 shares of Alpha Natural Resources, Inc. common stock at an exercise price of $12.73 per share, and Alpha Natural Resources, Inc. assumed the obligations of ACM under the Alpha Coal Management, LLC 2004 Long-Term Incentive Plan.

•	Alpha Natural Resources, Inc. assumed the obligations of ANR Holdings to make distributions to (1) affiliates of AMCI in an aggregate amount of $6,000, representing the approximate incremental tax resulting from the recognition of additional tax liability resulting from the Internal Restructuring and (2) First Reserve Fund IX, L.P. in an aggregate amount of approximately $4,500, representing the approximate value of tax attributes conveyed as a result of the Internal Restructuring (collectively, the Sponsor Distributions). The Sponsor Distributions to affiliates of AMCI are payable in five equal installments on the dates for which estimated income tax payments are due in each of April 2005, June 2005, September 2005, January 2006 and April 2006. The Sponsor Distributions to First Reserve Fund IX, L.P. are payable in three installments of approximately $2,100, $2,100 and $300 on December 15, 2007, 2008 and 2009, respectively. The Sponsor Distributions will be payable in cash or, to the extent Alpha Natural Resources, Inc. is not permitted by the terms of the senior credit facility or the indenture governing the senior notes to pay the Sponsor Distributions in cash, in shares of Alpha Natural Resources, Inc. common stock.

•	First Reserve Fund IX, L.P., the direct parent of Alpha NR Holding, Inc., contributed all of the outstanding common stock of Alpha NR Holding, Inc. to Alpha Natural Resources, Inc. in exchange for 12,462,992 shares of Alpha Natural Resources, Inc. common stock and demand promissory notes in an aggregate adjusted principal amount of $206,734.

•	ANR Fund IX Holdings, L.P., Madison Capital Funding, LLC and affiliates of AMCI contributed all of their membership interests in ANR Holdings to Alpha Natural Resources, Inc. in exchange for 13,052,431 shares of Alpha Natural Resources, Inc. common stock and demand promissory notes in an aggregate adjusted principal amount of $310,958.

•	The officers and employees who were the members of ACM contributed all of their interests in ANR Holdings to Alpha Natural Resources, Inc. in exchange for 2,772,157 shares of Alpha Natural Resources, Inc. common stock.

•	The Board of Directors of Alpha Natural Resources, Inc. declared a pro rata distribution to the former members of ANR Holdings in an aggregate amount equal to the net proceeds Alpha Natural Resources, Inc. received upon the exercise by the underwriters of their over-allotment option with respect to the public offering described below.

•	Alpha Natural Resources, Inc. recorded a change of $3,044 in net deferred income taxes (an estimated increase of $100,600 in gross deferred tax assets, less an estimated increase of $97,556 in the valuation allowance for deferred tax assets) recognized upon the completion of the Internal Restructuring.

•	The Company, the FR Affiliates and affiliates of AMCI amended certain of the post-closing arrangements previously entered into as part of the Company’s acquisition of U.S. AMCI.

•	Alpha Natural Resources, Inc. contributed the membership interests in ANR Holdings received in the Internal Restructuring to Alpha NR Holding, Inc. and another indirect wholly-owned subsidiary of Alpha Natural Resources, Inc.
      The accompanying unaudited pro forma balance sheet data as of December 31, 2004 gives effect to the Internal Restructuring described above as if it had occurred on December 31, 2004.

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      The following unaudited pro forma statement of operations data for the years ended December 31, 2004 and 2003 give effect to the Internal Restructuring described above, the issuance of $175,000 principal amount of 10% senior notes due 2012 by our subsidiaries Alpha Natural Resources, LLC and Alpha Natural Resources Capital Corp. and the entry by Alpha Natural Resources, LLC into a $175,000 credit facility in May 2004 (see note 12), which we refer to as the 2004 Financings, and the 2003 Acquisitions (see note 20), as if the Internal Restructuring, 2004 Financings, and 2003 Acquisitions had occurred on January 1, 2003. This pro forma data is for informational purposes only, and should not be considered indicative of results that would have been achieved had the transactions listed above actually been consummated on January 1, 2003:

	Year Ended December 31,

	2004	2003

Pro forma revenues	$1,269,718	$902,766
Pro forma net income	29,637	536
      The following unaudited table reconciles reported net income to pro forma net income as if the Internal Restructuring, 2004 Financings, and 2003 Acquisitions had occurred on January 1, 2003:

	Year Ended
	December 31,

	2004	2003

Reported income from continuing operations	$22,388	$2,752
Add: Pro forma results of operations related to the 2003 Acquisitions, net of income taxes	—	3,507
Deduct: Income tax effect of ANR Fund IX Holdings, L.P. income from continuing operations prior to Internal Restructuring	(1,149)	(138)
Deduct: Pro forma effects of the 2004 Financings, net of income taxes	(1,672)	(7,728)
Add: Elimination of minority interest in income from continuing operations, net of income tax effects of Internal Restructuring	14,124	2,822

Pro forma income from continuing operations	33,691	1,215

Reported loss from discontinued operations	(2,373)	(490)
Add: Income tax effect of ANR Fund IX Holdings, L.P. loss from discontinued operations prior to Internal Restructuring	149	27
Deduct: Elimination of minority interest in loss from discontinued operations, net of income tax effects of Internal Restructuring	(1,830)	(216)

Pro forma loss from discontinued operations	(4,054)	(679)

Pro forma net income	$29,637	$536

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      The following unaudited pro forma earnings per share data for the years ended December 31, 2004 and 2003 give effect to the Internal Restructuring, the 2004 Financings, and the 2003 Acquisitions as if these transactions had occurred on January 1, 2003:

	Year Ended December 31,

	2004	2003

Pro forma earnings per share data:
Net income per basic share:
Income from continuing operations	$1.25	$0.05
Loss from discontinued operations	$(0.15)	$(0.03)
Net income per basic share	$1.10	$0.02
Shares outstanding — basic	26,942,650	26,942,650
Net income per diluted share:
Income from continuing operations	$1.18	$0.04
Loss from discontinued operations	$(0.14)	$(0.02)
Net income per basic share	$1.04	$0.02
Shares outstanding — diluted	28,484,586	28,484,586
      On February 18, 2005, Alpha Natural Resources, Inc. completed the initial public offering of 33,925,000 shares of its common stock, including 4,425,000 shares issued pursuant to the exercise in full of the underwriters’ over-allotment option. Alpha Natural Resources, Inc. received net proceeds (after deducting issuance costs) of $596,592 from the offering. Alpha Natural Resources, Inc. used $517,982 of the net proceeds to repay all outstanding principal and accrued interest on its demand promissory notes issued in the Internal Restructuring to the FR Affiliates, affiliates of AMCI and Madison Capital Funding LLC, and the remaining $78,610 of the net proceeds were distributed by Alpha Natural Resources, Inc. on a pro rata basis to its stockholders of record as of the close of business on February 11, 2005 pursuant to the distribution declared by Alpha Natural Resources, Inc.’s Board of Directors in connection with the Internal Restructuring.
      At December 31, 2004, included in other assets are deferred costs related to the initial public offering in the amount of $3,665. These deferred costs will be charged against the proceeds of the public offering.

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      The following unaudited pro forma, as adjusted, earnings per share data for the years ended December 31, 2004 and 2003 give effect to the Internal Restructuring, the 2004 Financings, the 2003 Acquisitions, and our initial public offering of common stock completed on February 18, 2005 as if these transactions had occurred on January 1, 2003:

	Year Ended December 31,

	2004	2003

Pro forma, as adjusted, earnings per share data:
Net income per basic share:
Income from continuing operations	$0.55	$0.02
Loss from discontinued operations	$(0.06)	$(0.01)
Net income per basic share	$0.49	$0.01
Shares outstanding — basic	60,867,650	60,867,650
Net income per diluted share:
Income from continuing operations	$0.54	$0.02
Loss from discontinued operations	$(0.07)	$(0.01)
Net income per basic share	$0.47	$0.01
Shares outstanding — diluted	62,409,586	62,409,586

(2)	Summary of Significant Accounting Policies and Practices

(a)	Cash and Cash Equivalents
      Cash and cash equivalents consist of cash and highly liquid, short-term investments. Cash and cash equivalents are stated at cost, which approximates fair market value. For purposes of the combined statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

(b)	Trade Accounts Receivable and Allowance for Doubtful Accounts
      Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company establishes provisions for losses on accounts receivable when it is probable that all or part of the outstanding balance will not be collected. The Company regularly reviews collectibility and establishes or adjusts the allowance as necessary using the specific identification method. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.
      The changes in the allowance for doubtful accounts were as follows:

Bad debt provision	$5

Balance as of December 31, 2002	5
Bad debt provision	68

Balance as of December 31, 2003	73
Bad debt provision	152
Bad debt write-offs	(132)

Balance as of December 31, 2004	$93

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(c)	Inventories
      Coal inventories are stated at the lower of cost or market. The cost of coal inventories is determined based on average cost of production, which includes all costs incurred to extract, transport and process the coal. Coal is classified as inventory at the point in time the coal is extracted from the mine and weighed at a loading facility.
      Material and supplies inventories are valued at average cost, less an allowance for obsolete and surplus items.

(d)	Property, Plant, and Equipment
      Costs for mineral properties, mineral rights, and mine development incurred to expand capacity of operating mines or to develop new mines are capitalized and charged to operations on the units-of-production method over the estimated proven and probable reserve tons. Mine development costs include costs incurred for site preparation and development of the mines during the development stage. Mobile mining equipment and other fixed assets are stated at cost and depreciated on a straight-line basis over estimated useful lives ranging from 2 to 20 years. Leasehold improvements are amortized, using the straight-line method, over their estimated useful lives or the term of the lease, whichever is shorter. Major repairs and betterments that significantly extend original useful lives or improve productivity are capitalized and depreciated over the period benefited. Maintenance and repairs are expensed as incurred.

(e)	Impairment of Long-Lived Assets
      In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets, long-lived assets, such as property, plant, equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

(f)	Goodwill and Other Intangible Assets
      Goodwill represents the excess of costs over fair value of net assets of businesses acquired. Pursuant to SFAS No. 142, Goodwill and Other Intangible Assets, goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. The Company performs its impairment test in August of each year. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144. The impairment review in August 2004 supported the carrying value of goodwill.

(g)	Health Insurance Programs
      The Company is principally self-insured for costs of health and medical claims. The Company utilizes commercial insurance to cover specific claims in excess of $250.

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(h)	Income Taxes
      The Company and the Predecessor account for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which those items are expected to reverse.

(i)	Asset Retirement Obligation
      Minimum standards for mine reclamation have been established by various regulatory agencies and dictate the reclamation requirements at the Company’s operations. The Company records these reclamation obligations under the provisions of SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires the fair value of a liability for an asset retirement obligation to be recognized in the period in which the legal obligation associated with the retirement of the long-lived asset is incurred. When the liability is initially recorded, the offset is capitalized by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. To settle the liability, the obligation is paid, and to the extent there is a difference between the liability and the amount of cash paid, a gain or loss upon settlement is recorded. The Company annually reviews its estimated future cash flows for its asset retirement obligation.
      In connection with the business acquisitions described in note 20, the Company recorded the fair value of the reclamation liabilities assumed as part of the acquisitions in accordance with SFAS No. 143.
      The Predecessor charged expenditures relating to environmental regulatory requirements and reclamation costs undertaken during mine operations against earnings as incurred. Estimated site restoration and post-closure reclamation costs were charged against earnings using the units-of-production method over the expected economic life of each mine. Accrued reclamation costs were subject to review by our Predecessor’s management on a regular basis and were revised when appropriate for changes in future estimated costs and/or regulatory requirements.

(j)	Royalties
      Lease rights to coal lands are often acquired in exchange for royalty payments. Advance mining royalties are advance payments made to lessors under terms of mineral lease agreements that are recoupable against future production. These advance payments are deferred and charged to operations as the coal reserves are mined. The Company regularly reviews recoverability of advance mining royalties and establishes or adjusts the allowance for advance mining royalties as necessary using the specific identification method. In instances where advance payments are not expected to be offset against future production royalties, the Company establishes a provision for losses on the advance payments that have been paid and the scheduled future minimum payments are expensed and recognized as liabilities. Advance royalty balances are charged off against the allowance when the lease rights are either terminated or expire.

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      The changes in the allowance for advance mining royalties were as follows:

Balance as of December 31, 2003 and 2002	$—
Provision for non-recoupable advance mining royalties	758
Write-offs of advance mining royalties	(11)

Balance as of December 31, 2004	$747

(k)	Revenue Recognition
      The Company recognizes revenue on coal sales when title passes to the customer in accordance with the terms of the sales agreement. Revenue from domestic coal sales is recorded at the time of shipment or delivery to the customer, and the customer takes ownership and assumes risk of loss based on shipping terms. Revenue from international coal sales is recorded at the time coal is loaded onto the shipping vessel, when the customer takes ownership and assumes risk of loss. In the event that new contracts are negotiated with a customer and shipments commence before the old contract is complete, the Company recognizes as revenue the lower of the cumulative amount billed or an amount based on the weighted average price of the new and old contracts applied to the tons sold.
      Freight and handling costs paid to third-party carriers and invoiced to coal customers are recorded as freight and handling costs and freight and handling revenues, respectively.
      Other revenues generally consist of equipment and parts sales, equipment rebuild and maintenance services, coal handling and processing, trucking services for unrelated parties, royalties, commissions on coal trades, and rental income. These revenues are recognized in the period earned or when the service is completed.

(l)	Deferred Financing Costs
      In connection with obtaining financing, the Company incurred deferred financing costs totaling $10,525, $5,181, and $340 during the years ended December 31, 2004 and 2003, and the period from December 14, 2002 to December 31, 2002, respectively. These financing costs have been deferred and are included in other assets in the accompanying combined balance sheets. Also see note 12. These deferred financing costs are being amortized to interest expense over the life of the related indebtedness or credit facility. Amortization expense for the years ended December 31, 2004 and 2003, and the period from December 14, 2002 to December 31, 2002 totaled $4,474, $1,276, and $59, respectively. Due to the termination of a prior credit facility, amortization expense for the year ended December 31, 2004 includes a $2,819 write-off of deferred financing costs.

(m)	Virginia Coalfield Employment Enhancement Tax Credit
      For tax years 1996 through 2007, Virginia companies with an economic interest in coal earn tax credits based upon tons sold, seam thickness, and employment levels. The maximum credit earned equals $0.40 per ton for surface mined coal and $1.00 or $2.00 per ton for deep mined coal depending on seam thickness. Credits allowable are reduced from the maximum amounts if employment levels are not maintained from the previous year, and no credit is allowed for coal sold to Virginia utilities. Currently, the cash benefit of the credit is realized three years after being earned and either offsets taxes imposed by Virginia at 100% or is refundable by the state at 85% of the face value to the extent taxes are not owed. The Company records the present value of the portion of the credit that is refundable as a reduction of operating costs as it is earned. The Company records the portion of the credit that is allocated to Alpha NR Holding, Inc. as an other asset. The Company records the portion of the credit that is allocated to ANR Fund IX Holdings, L.P. and minority interest owners as noncash distributions.

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(n)	Workers’ Compensation and Pneumoconiosis (Black Lung) Benefits

Workers’ Compensation
      The Company is self-insured for workers’ compensation claims at certain of its operations in West Virginia. Workers’ compensation at all other locations in West Virginia is insured through the West Virginia state insurance program. Workers’ compensation claims at locations in all other states where the Company operates are covered by a third-party insurance provider.
      The liabilities for workers’ compensation claims that are self-insured are estimates of the ultimate losses incurred based on the Company’s experience, and include a provision for incurred but not reported losses. Adjustments to the probable ultimate liabilities are made annually based on an actuarial study and adjustments to the liability are recorded based on the results of this study.

Black Lung Benefits
      The Company is required by federal and state statutes to provide benefits to employees for awards related to black lung. These claims are covered by a third-party insurance provider in all locations where the Company operates with the exception of West Virginia. The Company is self-insured for state black lung related claims at certain locations in West Virginia.
      The liabilities for state black lung related claims in West Virginia that are self-insured are estimates of the ultimate losses incurred based on the Company’s experience, and include a provision for incurred but not reported losses. Estimates of the liabilities are made annually based on an actuarial study and adjustments to the liability are recorded based on the results of this study.
      The Company did not assume any responsibility for workers’ compensation or black lung claims incurred by any of its subsidiaries prior to their acquisition. Also see note 20.

(o)	Postretirement Benefits Other Than Pensions
      The Company accounts for health care and life insurance benefits provided for current and certain retired employees and their dependents by accruing the cost of such benefits over the service lives of employees. Unrecognized actuarial gains and losses are amortized over the estimated average remaining service period for active employees and over the estimated average remaining life for retirees.

(p)	Equity Investments
      The accompanying combined financial statements include the accounts of the Company and its majority owned subsidiaries. Investments in unconsolidated subsidiaries representing ownership of at least 20% but less than 50% are accounted for under the equity method. Under the equity method of accounting, the Company’s proportionate share of the investment company’s income is included in the Company’s net income or loss with a corresponding increase or decrease in the carrying value of the investment.

(q)	Equity-Based Compensation Awards
      The Company accounts for equity-based compensation awards granted to employees in accordance with Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Compensation cost for equity-based awards is recognized in an amount equal to the difference between the exercise price of the award and the fair value of the Company’s equity on the date of grant. In accordance with APB Opinion No. 25, the Company recognized compensation expense of $91 related to the period from the grant date on November 10, 2004 (see note 16(e)) to December 31, 2004

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
for equity-based awards that had an exercise price less than the fair value of the Company’s common shares on the grant date.
      The following table illustrates the effect on net income as if the Company had applied the fair value recognition provisions of SFAS No. 123 to equity-based employee compensation using the Black-Scholes option-pricing model for 2004:

For the Year Ended
December 31, 2004

Reported net income	$20,015
Add: Equity-based compensation expense included in reported net income, net of income taxes and minority interest	50
Deduct: Total equity-based compensation expense determined under fair-value based method, net of income taxes and minority interest	(72)

Pro forma net income	$19,993

      The Company had not granted equity-based awards prior to November 2004. The fair value of equity-based awards granted in November 2004 was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Expected life (years)	4.0
Expected volatility	38.0%
Risk-free interest rate	3.38%
Expected annual dividend	$0.10
      As described in note 16(e), the options granted in November 2004 to purchase units of ACM were automatically converted into options to purchase 596,985 shares of Alpha Natural Resources, Inc. common stock in connection with the Internal Restructuring on February 11, 2005. The weighted-average fair value of options granted in 2004 was $9.04 on an as converted basis.
      The effects on pro forma net income of expensing the estimated fair value of equity-based awards are not necessarily representative of the effects on reported net income for future periods due to such factors as the vesting periods of stock options and the potential issuance of additional awards in future years.

(r)	New Accounting Pronouncements
      In November 2004, the Financial Accounting Standards Board (the FASB) issued SFAS No. 151, Inventory Costs, which amends the guidance in Accounting Research Bulletin (ARB) No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS No. 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges instead of inventory costs. The provisions of this pronouncement will be effective for inventory costs incurred during fiscal years ending after June 15, 2005. The Company is currently evaluating whether the adoption of SFAS No. 151 will have any material financial statement impact.
      In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment, which requires companies to expense the fair value of equity awards over the required service period. This Statement is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, which uses the intrinsic value method to value stock-based compensation. The effective date of SFAS No. 123(R) will be as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. There are various methods of adopting

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
SFAS No. 123(R), and the Company has not yet determined what method it will use. The Company will adopt SFAS No. 123(R) effective July 1, 2005.
      In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions. This Statement’s amendments are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, SFAS No. 153 eliminates the narrow exception for nonmonetary exchanges of similar productive assets and replaces it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. The provisions of this pronouncement will be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect the adoption of SFAS No. 153 will have any material financial statement impact.

(s)	Use of Estimates
      The preparation of the combined financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the allowance for doubtful accounts; inventories; mineral reserves; allowance for non-recoupable advance mining royalties; asset retirement obligations; employee benefit liabilities; future cash flows associated with assets; useful lives for depreciation, depletion, and amortization; workers’ compensation and black lung claims; postretirement benefits other than pensions; income taxes; and fair value of financial instruments. Due to the subjective nature of these estimates, actual results could differ from those estimates.

(t)	Reclassifications
      Certain prior period amounts have been reclassified to conform to the current year presentation.

(3)	Notes and Other Receivables
      Notes and other receivables consisted of the following:

	December 31,

	2004	2003

Notes receivable	$5,986	$577
Other receivables	4,849	4,165

Total notes and other receivables	$10,835	$4,742

      As part of a coal purchase agreement, the Company loaned an unrelated coal supplier $10,000 on June 10, 2004 at a variable interest rate to be repaid in installments over a two-year period beginning in August 2004. The loan is secured by the assets of the company and personally guaranteed by the company’s owner. As of December 31, 2004, $5,398 of the outstanding amount is included in current notes and other receivables and $3,083 is included in other assets.

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(4)	Inventories
      Inventories consisted of the following:

	December 31,

	2004	2003

Raw coal	$3,888	$4,710
Saleable coal	42,899	23,629
Materials and supplies	7,782	4,774

Total inventories	$54,569	$33,113

(5)	Prepaid Expenses and Other Current Assets
      Prepaid expenses and other current assets consisted of the following:

	December 31,

	2004	2003

Prepaid insurance	$16,577	$15,643
Advance mining royalties	4,831	1,928
Refundable income taxes	2,798	—
Other prepaid expenses	4,709	1,685

Total prepaid expenses and other current assets	$28,915	$19,256

(6)	Property, Plant, and Equipment
      Property, plant, and equipment consisted of the following:

	December 31,

	2004	2003

Land	$5,380	$4,514
Mineral rights	85,245	89,652
Plant and mining equipment	188,891	121,442
Vehicles	2,058	1,976
Mine development	11,205	2,333
Office equipment and software	7,264	5,865
Construction in progress	1,769	2,592

	301,812	228,374
Less accumulated depreciation, depletion, and amortization	83,848	30,227

Property, plant, and equipment, net	$217,964	$198,147

      As of December 31, 2004, the Company had commitments to purchase approximately $43,300 of new equipment, expected to be acquired at various dates through 2005.
      Depreciation expense was $50,679, $28,438, and $104 and depletion expense was $3,541, $2,396, and $45 for the years ended December 31, 2004 and 2003, and the period from December 14, 2002 to December 31, 2002, respectively.

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(7)	Goodwill
      The changes in the carrying amount of goodwill were as follows:

Balance as of December 31, 2002	$—
Acquisition of U.S. AMCI	17,121

Balance as of December 31, 2003	17,121
2004 Adjustments	1,520

Balance as of December 31, 2004	$18,641

      The carrying amount of goodwill was increased by $1,520 during the year ended December 31, 2004 due to the final settlement of the amount of working capital acquired in the U.S. AMCI acquisition. See note 20.

(8)	Other Intangibles
      Other intangible assets consisted of the following:

		December 31,
	Estimated
	Remaining Life	2004	2003

Sales contracts	3 years	$3,248	$3,937
Noncompete agreements	2 years	250	200
Other	—	—	13

		3,498	4,150
Less accumulated amortization		2,343	1,254

Total other intangibles, net		$1,155	$2,896

      As of December 31, 2004, aggregate annual future amortization expense associated with other intangible assets was as follows:

Years ending December 31:
2005	$581
2006	436
2007	138

Total	$1,155

      Total amortization expense recognized on intangible assets was $1,792, $5,220, and $125 for the years ended December 31, 2004 and 2003, and the period from December 14, 2002 to December 31, 2002, respectively.

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(9)	Other Assets
      Other assets consisted of the following:

	December 31,

	2004	2003

Advance mining royalties, net	$8,841	$9,638
Deferred loan costs, net	10,237	3,460
Deferred common stock offering costs	3,665	—
Notes receivable	3,451	—
Investment in terminalling facility	1,005	1,005
Investment in Excelven Pty Ltd.	4,500	—
Virginia tax credit receivable	4,806	2,434
Other	321	1,814

Total other assets	$36,826	$18,351

(10)	Note Payable
      At December 31, 2004 and 2003, the Company has a note payable that financed certain insurance premiums in the amount of $15,228 and $14,425, respectively. Interest and principal are due in monthly installments, with interest at the rate of 4.39% and 3.55% for 2004 and 2003, respectively, with the final payment due November 13, 2005. The insurance policies financed include workers’ compensation, black lung, and property and liability coverages.

(11)	Accrued Expenses and Other Current Liabilities
      Accrued expenses and other current liabilities consisted of the following:

	December 31,

	2004	2003

Wages and employee benefits	$20,201	$12,770
Current portion of asset retirement obligation	6,691	7,820
Taxes other than income taxes	6,136	6,243
Freight	12,376	1,974
Contractor escrow	1,615	1,499
Deferred gains on sales of property interests	808	355
Deferred revenues	1,086	—
Current portion of self-insured workers’ compensation benefits	1,612	450
Workers’ compensation insurance premium payable	3,567	773
Interest payable	1,632	210
Additional consideration on acquisition	5,000	—
Accrued stock offering costs	2,010	—
Other	5,549	3,048

Total accrued expenses and other current liabilities	$68,283	$35,142

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(12)	Long-Term Debt
      Long-term debt consisted of the following:

	December 31,

	2004	2003

10% Senior notes due 2012	$175,000	$—
Revolving credit facility	8,000	10,000
Variable rate term loan	—	45,000
Seller financing (El Paso CGP Company)	—	8,000
8.75% term notes	—	4,664
Variable rate term notes	1,466	2,679
Capital lease obligation	1,995	—
Other	16	196

Total long-term debt	186,477	70,539
Less current portion	1,693	13,329

Long-term debt, net of current portion	$184,784	$57,210

      On May 18, 2004, Alpha and its wholly-owned subsidiary, Alpha Natural Resources Capital Corp., issued $175,000 of 10% senior notes due June 2012 in a private placement offering under Rule 144A of the Securities Act of 1933, as amended, resulting in net proceeds of approximately $171,500 after fees and other offering costs. The senior notes are unsecured but are guaranteed fully and unconditionally on a joint and several basis by all of Alpha’s wholly-owned domestic restricted subsidiaries. Interest is payable semi-annually in June and December. Additional interest on the senior notes is payable in certain circumstances if a registration statement with respect to an offer to exchange the notes for a new issue of equivalent notes registered under the Securities Act has not been declared effective on or prior to February 14, 2005 (270 days after the notes were issued), or if the offer to exchange the notes is not consummated within 30 business days after February 14, 2005. The amount of this additional interest is equal to 0.25% of the principal amount of the notes per annum during the first 90-day period after a failure to have the registration statement declared effective or consummate the exchange offer, and it will increase by an additional 0.25% per annum with respect to each subsequent 90-day period until the registration statement has been declared effective and the exchange offer has been consummated, up to a maximum amount of additional interest of 1.0% per annum.
      On May 28, 2004, Alpha entered into a new revolving credit facility with a group of lending institutions led by Citicorp North America, Inc., as administrative agent (Citicorp Credit Facility). The Citicorp Credit Facility, as amended, provides for a revolving line of credit of up to $125,000 and a funded letter of credit facility of up to $50,000. As of December 31, 2004, the Company had $8,000 principal amount in borrowings outstanding under the revolving line of credit and $2,991 in letters of credit outstanding, leaving $114,009 available for borrowing. As of December 31, 2004, the funded letter of credit facility was fully utilized at $50,000 at an annual fee of 3.1% of the outstanding amount. Amounts drawn under the revolver bear interest at a variable rate based upon either the prime rate or a London Interbank Offered Rate (LIBOR), in each case plus a spread that is dependent on our leverage ratio. The interest rate applicable to our borrowings under the revolver was 7.0% as of December 31, 2004. The principal balance of the revolving credit note is due in May 2009. ANR Holdings and each of the subsidiaries of Alpha have guaranteed Alpha’s obligations under the revolving credit facility. The obligations of Alpha, ANR Holdings and Alpha’s subsidiaries under the Citicorp Credit Facility are collateralized by all of the assets of Alpha, ANR Holdings and Alpha’s subsidiaries. The Citicorp Credit Facility contains various

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
affirmative and negative covenants which, among others, establish net worth, interest coverage and leverage ratio requirements. The Company must pay an annual commitment fee up to a maximum of 1/2 of 1% of the unused portion of the commitment. The Company was in compliance with its debt covenants under the Citicorp Credit Facility as of December 31, 2004.
      Prior to May 28, 2004, the Company had a term loan and revolving credit facility with a group of lending institutions led by PNC Bank (PNC). As of December 31, 2003, $45,000 principal amount was outstanding under the term loan. The term note had a variable interest rate (4.39% at December 31, 2003) and was payable in quarterly principal installments of $2,250 plus interest, with a final balloon payment due March 11, 2006. The PNC credit facility provided for a revolving line of credit of up to $75,000. As of December 31, 2003, $10,000 principal amount and letters of credit totaling $24,014 were outstanding. Amounts drawn under the revolver had a variable interest rate (3.92% at December 31, 2003). The principal balance of the revolving credit note was due March 11, 2006. ANR Holdings and each of the subsidiaries of the Company had guaranteed Alpha’s obligations under the credit facility. The Company paid an annual commitment fee of 1/2 of 1% of the unused portion of the commitment. The PNC term loan and credit facility were paid in full on May 28, 2004.
      In conjunction with the purchase of Coastal Coal Company, LLC, the Company issued a note payable to El Paso CGP on January 31, 2003. The balance of the note at December 31, 2003 was $8,000. The note had a fixed interest rate of 14% and was due on March 11, 2009. This note was paid in full in May 2004.
      In conjunction with the purchase of the U.S. coal production and marketing operations of AMCI (U.S. AMCI) on March 11, 2003, the Company assumed term notes payable to Komatsu Financial LP. The balance of the notes at December 31, 2003, was $3,719. The notes had fixed interest rates with a weighted average of 8.75% at December 31, 2003, and were payable in monthly installments ranging from $4 to $24, through August 1, 2006. These notes were paid in full in May 2004.
      The Company has term notes payable to The CIT Group Equipment Financing, Inc. in the amount of $1,466 at December 31, 2004 and $2,679 at December 31, 2003. The term notes bear interest at variable rates with a rate of 5.71% at December 31, 2004 and a weighted average rate of 4.84% at December 31, 2003 and are payable in monthly installments ranging from $34 to $64, through April 2, 2006.
      In conjunction with the purchase of U.S. AMCI, the Company assumed term notes payable to the Caterpillar Financial Services Corporation. The balance of the notes at December 31, 2003, was $945. The notes had a fixed interest rate of 8.75% and were payable in monthly installments ranging from $9 to $25, through October 5, 2004. These notes were paid in full in May 2004.
      The Company issued notes payable to Pittston Coal Company for the purchase of certain assets of that company on December 13, 2002. The balance of the notes at December 31, 2002, was $25,743. In 2003, the notes were paid in full.
      The Company entered into a capital lease for equipment in conjunction with the purchase of substantially all of the assets of Moravian Run Reclamation Co., Inc. on April 1, 2004. The lease has a term of sixty months with monthly payments ranging from $20 to $60 with a final balloon payment of $180 in March 2009. The effective interest rate on the capital lease is approximately 12.15%. The capitalized cost of the leased property was $1,995 at December 31, 2004. Accumulated amortization was $378 at December 31, 2004. Amortization expense on capital leases is included with depreciation expense.
      The Company’s long-term debt is collateralized by substantially all assets of the Company.

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      Future maturities of long-term debt, including capital lease obligations, are as follows as of December 31, 2004:

Year ending December 31:
2005	$1,693
2006	736
2007	500
2008	316
2009	8,232
Thereafter	175,000

Total long-term debt	$186,477

      Following is a schedule of future minimum lease payments under capital lease obligations together with the present value of the net minimum lease payments as of December 31, 2004:

Year ending December 31:
2005	$720
2006	600
2007	600
2008	360
2009	240

Total future minimum lease payments	2,520
Less amount representing interest	(525)

Present value of future minimum lease payments	1,995
Less current portion	(505)

Long-term capital lease obligation	$1,490

(13)	Asset Retirement Obligation
      At December 31, 2004 and 2003, the Company has recorded asset retirement obligation accruals for mine reclamation and closure costs totaling $39,579 and $40,427, respectively. The portion of the costs expected to be incurred within a year in the amount of $6,691 and $7,820, at December 31, 2004 and 2003, respectively, is included in accrued expenses and other current liabilities. These regulatory

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
obligations are secured by surety bonds in the amount of $91,394 at December 31, 2004 and $84,512 at December 31, 2003. Changes in the reclamation obligation were as follows:

Pittston Coal Company acquisition	$15,050
Accretion for 2002	57

Total asset retirement obligation at December 31, 2002	15,107
Coastal Coal Company, LLC acquisition	12,861
U.S. AMCI acquisition	8,768
Mears Enterprises, Inc. acquisition	2,079
Accretion for 2003	2,699
Sites added in 2003	1,165
Expenditures in 2003	(2,252)

Total asset retirement obligation at December 31, 2003	40,427
Accretion for 2004	3,301
2004 acquisitions	1,189
Sites added in 2004	3,657
Revisions in estimated cash flows	(5,689)
Expenditures in 2004	(3,306)

Total asset retirement obligation at December 31, 2004	$39,579

(14)	Deferred Gains on Sales of Property Interests
      In February 2003, the Company sold an overriding royalty interest in certain mining properties for $11,850. The gain on this transaction in the amount of $850 was deferred and is being amortized over the associated remaining term of the mineral lease. This property interest was acquired from El Paso CGP Company in the acquisition of the Coastal Coal properties.
      In April 2003, the Company sold mineral properties for $53,625 in a sale/leaseback transaction. These properties had originally been acquired from Pittston Coal Company. The estimated gain on this transaction in the amount of $7,057 was deferred and is being amortized over the ten-year term of the lease. Also see note 20.
      The Company recognized $959 and $618 of the above deferred gains for the years ended December 31, 2004 and 2003, respectively. In addition, for the year ended December 31, 2004, the deferred gain was increased by $3,514 for revisions in estimated cash flows underlying the asset retirement obligation relating to the mineral properties which had been sold, increased by $1,480 for revisions in the estimated contract reclamation liability assumed in conjunction with the acquisition of the Virginia coal operations of Pittston Coal Company, and decreased by $5,000 relating to the accrual of additional consideration for the acquisition of the Virginia coal operations of Pittston Coal Company.

(15)	Fair Value of Financial Instruments
      The estimated fair values of financial instruments under SFAS No. 107, Disclosures About Fair Value of Financial Instruments, are determined based on relevant market information. These estimates involve uncertainty and cannot be determined with precision. The following methods and assumptions are used to estimate the fair value of each class of financial instrument.

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      Cash and Cash Equivalents, Trade Accounts Receivables, Note Payable, Bank Overdraft, Trade Accounts Payable, and Other Current Liabilities: The carrying amounts approximate fair value due to the short maturity of these instruments.
      Notes Receivable: The fair value approximates the carrying value as the rates associated with the receivables are comparable to current market rates.
      Long-term Debt: The fair value of the 10% Senior notes is based on the trading price of the notes. The fair value of debt with variable interest rates is equal to the principal amount of the notes since the interest rates are reset periodically. The fair value of other long-term debt is based on the current market rate of interest offered to the Company for debt of similar maturities. The estimated fair values of long-term debt were as follows:

	December 31,

	2004	2003

10% Senior notes	$209,970	$—
Variable rate term loan	—	45,000
Revolving credit facility	8,000	10,000
8.75% term notes	—	4,725
Variable rate term notes	1,466	2,679
Seller financing	—	10,100
Capital lease obligation	2,196	—
Other	16	196

Total long-term debt	$221,648	$72,700

(16)	Employee Benefit Plans

The Company

(a) Postretirement Benefits Other Than Pensions
      Three of the Company’s subsidiaries assumed collective bargaining agreements as part of two acquisitions that require these subsidiaries to provide postretirement medical benefits to certain employees who retire after the acquisition closing dates. In each case, however, The Brink’s Company and AMCI, as sellers, have retained the obligation to provide postretirement medical benefits to employees who retired prior to the acquisition closing dates (December 13, 2002 and March 11, 2003, respectively) and to employees who were not retained by these subsidiaries. In addition, The Brink’s Company retained the obligation to provide postretirement medical benefits to a significant number of the employees who have worked for the Company after the acquisition closing, namely, those employees who met the eligibility criteria by December 31, 2003, even if the employees will not retire until sometime in the future. These plans are unfunded and the measurement date is December 31 of each year.
      Effective July 1, 2004, the Company adopted a plan offering postretirement medical benefits to active union-free employees that will provide a credit of $20 per month per year of service for pre-65 year old and $9 per month per year of service for post-65 year old retirees toward the purchase of medical benefits (as defined) from the Company. The adoption of this new plan resulted in prior service cost of $27,122 which will be amortized over the remaining service of the union-free employees.

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      The components of the change in accumulated benefit obligations of the plans for postretirement benefits other than pensions were as follows:

			Period from
			December 14,
	Year Ended December 31,		2002 to
			December 31,
	2004	2003	2002

Change in benefit obligation:
Accumulated benefit obligation-beginning of period:	$11,532	$5,951	$—
Service cost	2,266	656	19
Interest cost	1,375	580	17
Actuarial (gain) or loss	1,526	(15)	—
Benefits paid	(38)	—	—
Prior service cost	27,122	—	—
Postretirement benefits assumed in acquisitions	—	3,475	5,915
Change due to discount rate assumption	—	885	—

Accumulated benefit obligation-end of period	$43,783	$11,532	$5,951

Funded status	$(43,783)	$(11,532)	$(5,951)
Unrecognized prior service cost	25,725	—	—
Unrecognized net actuarial loss	2,421	870	—

Accrued postretirement medical benefits	$(15,637)	$(10,662)	$(5,951)

      The following table details the components of the net periodic benefit cost for postretirement benefits other than pensions:

			Period from
	Year Ended		December 14,
	December 31,		2002 to
			December 31,
	2004	2003	2002

Service cost	$2,266	$656	$19
Interest cost	1,375	580	17
Amortization of net (gain) or loss	(24)	—	—
Amortization of prior service cost	1,396	—	—

Net periodic benefit cost	$5,013	$1,236	$36

      The discount rates used in determining the benefit obligations as of December 31, 2004, 2003 and 2002 were 5.75%, 6.25%, and 6.75%, respectively. The discount rates used in determining net periodic postretirement benefit cost were 6.25%, 6.75% and 6.75% for the years ended December 31, 2004 and 2003, and period from December 14, 2002 to December 31, 2002, respectively.
      The weighted average annual rate of increase in the per capita cost of covered benefits (i.e., health care trend rate) for medical benefits assumed is 12% for 2004, decreasing to 5% in 2010 and thereafter.

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      Assumed health care trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care trend rates would have the following effects as of and for the year ended December 31, 2004:

	One	One
	Percentage	Percentage
	Point	Point
	Increase	Decrease

Effect on accumulated postretirement benefit obligation	$2,626	$(1,964)
Effect on total service and interest cost components	301	(235)
      Employer contributions for benefits paid for the year ended December 31, 2004 were $38. Employee contributions are not expected to be made and the plan is unfunded.
      Estimated future benefit payments reflecting expected future service for the fiscal years ending after December 31, 2004 are as follows:

Year ending December 31:
2005	$39
2006	67
2007	126
2008	388
2009	690
2010-2014	9,709

Total	$11,019

      On December 8, 2003, the President of the United States signed into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“the Act”). The Act introduces a prescription drug benefit under Medicare (“Medicare Part D”) as well as a federal subsidy to sponsors of retiree heath care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D.
      At December 31, 2003, in accordance with FASB Staff Position No. FAS 106-1, Accounting and Disclosure Requirements related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“FSP 106-1”), the Company elected to defer recognition of the effects of the Act in any measures of the benefit obligation or cost.
      In May 2004, the FASB issued further guidance with the release of FASB Staff Position No. FAS 106-2, Accounting and Disclosure Requirements related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“FSP 106-2”). The Company has reflected the estimated impact of the Act as a $629 reduction in the present value of the accumulated postretirement benefit obligation as of January 1, 2004 and a $113 reduction in the net periodic service cost for the year ended December 31, 2004.

(b) Savings Plan
      The Company sponsors a 401(k) Savings-Investment Plan to assist its eligible employees in providing for retirement. The Company contributes 3% of compensation, as defined, for every employee who is eligible to participate in the plan. Participants also receive a 50% matching contribution from the Company of up to 4% of their total compensation, as defined. The effective date of the plan was February 1, 2003. Total Company contributions for the years ended December 31, 2004 and 2003, were $5,086, and $3,505, respectively.

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(c) Self-Insured Medical Plan
      The Company is self-insured for health insurance coverage provided for all of its employees. During the years ended December 31, 2004 and 2003, and the period from December 14, 2002 to December 31, 2002, total claims expense of $18,094, $12,313, and $355, respectively, was incurred, which represents claims processed and an estimate for claims incurred but not reported.

(d) Multi-Employer Pension Plan
      Three of the Company’s subsidiaries assumed collective bargaining agreements as part of two acquisitions that require them to participate in the United Mine Workers of America (UMWA) 1950 and 1974 pension plans. These plans are multi-employer pension plans whereby the expense is based upon defined contribution rates. There was no expense under these plans for the years ended December 31, 2004 and 2003, or for the period from December 14, 2002 to December 31, 2002 as no contributions were required.
      Two of the three subsidiaries referenced above are required to make contributions to the 1993 UMWA Benefit Plan of fifty cents per signatory hour worked. The contributions that the Company made to this plan for the years ended December 31, 2004 and 2003 were $31 and $29, respectively.

(e) Equity-Based Compensation Awards
      In November 2004, ACM adopted the Alpha Coal Management LLC 2004 Long-Term Incentive Plan (the “Alpha Coal Management Long-Term Incentive Plan”) to provide equity-based incentive compensation to those key employees and others who make significant contributions to the strategic and long-term performance objectives and growth of the Company. On November 10, 2004, ACM granted options to purchase 800,000 units of ACM to 22 members of the Company’s management team under the Alpha Coal Management Long-Term Incentive Plan. These options vest over a period of five years (with accelerated vesting upon a change of control) and have a term of ten years. In connection with this grant of options, ACM entered into a letter agreement with ANR Holdings pursuant to which ANR Holdings agreed to issue to ACM additional membership interests representing sharing ratios in the aggregate amount equal to 1% of the outstanding membership interests upon exercise of awards granted by ACM under the Alpha Coal Management Long-Term Incentive Plan. In connection with the Internal Restructuring on February 11, 2005, this plan was amended and restated, the outstanding options to purchase units of ACM were automatically converted into options to purchase shares of Alpha Natural Resources, Inc. common stock and Alpha Natural Resources, Inc. assumed the obligations of ACM pursuant to this plan. After the Internal Restructuring, there are outstanding under the plan options to purchase an aggregate of 596,985 shares of common stock (the maximum number of shares currently available for awards under the plan) at an exercise price of $12.73 per share. No additional options or awards will be granted under the plan.
      In connection with the Internal Restructuring, Alpha Natural Resources, Inc. adopted, and its stockholders approved, the Alpha Natural Resources, Inc. Long-Term Incentive Plan (the “Long-Term Incentive Plan”). The principal purpose of the Long-Term Incentive Plan is to attract, motivate, reward and retain selected employees, consultants and directors through the granting of stock-based compensation awards. The Long-Term Incentive Plan provides for a variety of awards, including non-qualified stock options, incentive stock options (within the meaning of Section 422 of the Code), stock appreciation rights, restricted stock awards, dividend equivalents, performance-based awards and other stock-based awards.
      The total number of shares of Alpha Natural Resources, Inc. common stock initially available for issuance or delivery under the Long-Term Incentive Plan is 3,338,841 shares, and the maximum number

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
of shares that may be subject to awards made to any one plan participant in any fiscal year will be 2,000,000 shares. Subsequent to December 31, 2004, Alpha Natural Resources, Inc. granted certain of its executive officers, directors and key employees options to purchase an aggregate of 692,905 shares of Alpha Natural Resources, Inc. common stock at the initial public offering price at the time of the initial public offering. The number of shares of Alpha Natural Resources, Inc. common stock issued or reserved pursuant to the Long-Term Incentive Plan is subject, at the discretion of the board of directors (or the committee if so empowered), to adjustment as a result of stock splits, stock dividends and similar changes in Alpha Natural Resources, Inc. common stock.

Predecessor
      The Company did not assume the Predecessor’s obligations under the following employee benefit plans:

(a) Pension Plans
      The Combined Virginia Entity’s union-free employees who met certain eligibility requirements participated in The Brink’s Company’s noncontributory defined benefit pension plans (the Brink’s Plans). Benefits under the Brink’s Plans were based on salary (including commissions, bonuses, overtime, and premium pay) and years of service.
      For the purpose of preparing the Predecessor’s combined financial statements, the Combined Virginia Entity’s projected benefit obligation at December 13, 2002 relating to its participation in the Brink’s Plans was actuarially estimated based on data, such as years of service, salary, and age, for employees of companies included in the Combined Virginia Entity.
      The fair value of plan assets and unrecognized experience loss and prior service cost were allocated to the Combined Virginia Entity as of December 13, 2002 based on the Combined Virginia Entity’s pro rata share of The Brink’s Company’s projected benefit obligation. The Brink’s Company’s policy was to fund at least the minimum actuarially determined amounts necessary in accordance with applicable regulations.
      The net pension credit for the period from January 1, 2002 to December 13, 2002 for all plans was as follows:

Period from
January 1,
2002 to
December 13,
2002

Service cost	$2,504
Interest cost on Projected Benefit Obligation (PBO)	8,547
Return on assets — expected	(12,617)
Other amortization, net	638

Net pension credit	$(928)

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      The assumptions used in determining the net pension credit and funded status for the Combined Virginia Entity’s pension plans were as follows:

Period from
January 1,
2002 to
December 13,
2002

Discount rate-expense	7.25%
Discount rate-funded status	6.75%
Expected long-term rate of return on assets (expense)	10.00%
Expected long-term rate of return on assets (funded status)	8.75%
Average rate of increase in salaries (expense and funded status)(1)	4.00%

(1)	Salary scale assumptions varied by age and approximated 4% per annum.
      Reconciliations of the PBO, plan assets, funded status, and prepaid pension asset at December 13, 2002 for the Combined Virginia Entity’s pension plans was as follows:

Period from
January 1,
2002 to
December 13,
2002

PBO at beginning of period	$121,760
Service cost	2,504
Interest cost	8,547
Benefits paid	(7,735)
Actuarial loss	2,679

PBO at end of period	$127,755

Fair value of plan assets at beginning of period	$111,438
Return on assets — actual	(11,780)
Employer contributions	3,294
Benefits paid	(7,735)

Fair value of plan assets at end of period	$95,217

Funded status	$(32,538)
Unrecognized experience loss	59,329

Net prepaid pension assets	26,791
Noncurrent pension liability	1,319

Prepaid pension asset	$28,110

      The Combined Virginia Entity participated in the United Mine Workers of America (UMWA) 1950 and 1974 pension plans at defined contribution rates. There was no expense under these plans in 2002 as no contribution was required. A multi-employer pension plan withdrawal liability related to these plans of $28,424 was accrued as of December 13, 2002 by the Virginia Combined Entity associated with The Brink’s Company’s planned exit from the coal business. The estimate was based on the most recent actuarial estimate of liability for a withdrawal occurring in the plan year ending June 30, 2002. The withdrawal liability and any subsequent changes in the liability are the responsibility of The Brink’s Company.

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(b) Savings Plan
      The Brink’s Company sponsored a 401(k) Savings-Investment Plan to assist its eligible U.S. employees in providing for retirement. Employee contributions were matched at rates of between 50% to 100% up to 5% of compensation (subject to certain limitations). Contribution expense for the Combined Virginia Entity under the plan aggregated $493 for the period from January 1, 2002 to December 13, 2002.

(c) Postretirement Benefits Other Than Pensions
      The Brink’s Company provided certain postretirement health care and life insurance benefits for eligible active and retired employees in the U.S., including those employed by the Combined Virginia Entity (The Brink’s Company sponsored plans). The Brink’s Company also provided benefits to certain eligible employees of the Combined Virginia Entity as required by the Health Benefit Act, discussed below.
      The Brink’s Company Sponsored Plans. For the purpose of preparing the combined financial statements of the Combined Virginia Entity, the unrecognized experience loss was allocated to the Combined Virginia Entity based on a pro rata share of The Brink’s Company’s Accumulated Postretirement Benefit Obligation (APBO) as of December 13, 2002. For the period from January 1, 2002 to December 13, 2002, the components of net periodic postretirement expense related to The Brink’s Company sponsored plans for postretirement benefits were as follows:

Period from
January 1,
2002 to
December 13,
2002

Service cost	$540
Interest cost on APBO	14,888
Amortization of loss	4,413

Net periodic postretirement benefit expense	$19,841

      Reconciliations of the APBO, funded status, and accrued postretirement benefit cost for the Combined Virginia Entity’s share of The Brink’s Company sponsored plans at December 13, 2002 are as follows:

Period from
January 1,
2002 to
December 13,
2002

APBO at beginning of period	$211,974
Service cost	540
Interest cost	14,888
Benefits paid	(13,132)
Actuarial loss	13,103

APBO and funded status at end of period	227,373
Unrecognized experience loss	(95,542)

Accrued postretirement benefit cost at end of period	$131,831

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      The APBO was determined using the unit credit method and an assumed discount rate of 6.75% in 2002. For The Brink’s Company sponsored plans, the assumed health care cost trend rate used in 2002 was 10% for 2003, declining 1% per year to 5% in 2008 and thereafter. The assumed Medicare cost trend rate used in 2002 was 5%.
      A one percentage point increase (decrease) each year in the assumed health care cost trend rate used for 2002 would increase (decrease) the aggregate service and interest components of expense for 2002, and increase (decrease) the APBO of Company-sponsored plans at December 13, 2002 as follows:

	Effect of 1% Change
	in Health Care
	Trend Rates

	Increase	Decrease

Effect on total service and interest cost components	$1,909	$(1,582)
Effect on APBO	27,652	(22,916)
      Health Benefit Act. In October 1992, the Coal Industry Retiree Health Benefit Act (the Health Benefit Act) was enacted as part of the Energy Policy Act of 1992. The Health Benefit Act established rules for the payment of future health care benefits for thousands of retired union mine workers and their dependents. The Health Benefit Act established a trust fund to which “signatory operators” and “related persons”, including The Brink’s Company and certain of its subsidiaries, including some of the subsidiaries included in the Combined Virginia Entity, are jointly and severally liable to pay annual premiums for assigned beneficiaries, together with a pro rata share for certain beneficiaries who never worked for such employers (unassigned beneficiaries) in amounts determined on the basis set forth in the Health Benefit Act. In October 1993 and at various times in subsequent years, The Brink’s Company received notices from the Social Security Administration (the SSA) with regard to the assigned beneficiaries for which The Brink’s Company was responsible under the Health Benefit Act. In addition, the Health Benefit Act requires The Brink’s Company to fund, pro rata according to the total number of assigned beneficiaries, a portion of the health benefits for unassigned beneficiaries. At this time, the funding for such health benefits is being provided from another source; however, the statutory authorization to obtain such funds is currently expected to cease by 2005. In the determination of The Brink’s Company’s ultimate obligation under the Health Benefit Act, such funding has been taken into consideration.
      The Combined Virginia Entity accounted for their obligations under the Health Benefit Act as participants in a multi-employer benefit plan, as provided by Emerging Issues Task Force (EITF) No. 92-13, Accounting for Estimated Payments in Connection with the Coal Industry Retiree Health Benefit Act of 1992, and thus, recognized the annual cost of these obligations on a pay-as-you-go basis. For the period from January 1, 2002 to December 13, 2002, the Combined Virginia Entity’s pro rata allocated portion of the annual premiums were $1,302. The Company has no liability under this act.
      Black Lung. The Combined Virginia Entity was self-insured with respect to substantially all black lung (pneumoconiosis) benefits. Provision was made for estimated benefits based on annual reports prepared by independent actuaries. Unamortized losses were amortized over the average remaining life expectancy of participants (approximately 10 years). Assumptions used in the calculation of the actuarial present value of black lung benefits were based on actual retirement experience of the Combined Virginia Entity’s employees, black lung claims incidence, actual dependent information, industry turnover rates, actual medical and legal cost experience, and projected inflation rates. The amount of expense incurred by the Combined Virginia Entity for black lung benefits was $3,428 for the period from January 1, 2002 to December 13, 2002.

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(17)	Workers’ Compensation Benefits
      The Company’s operations generally are fully insured for workers’ compensation and black lung claims. Insurance premium expense for the years ended December 31, 2004 and 2003 was $16,192 and $15,984, respectively. A portion of the West Virginia operations of the Company are self-insured for workers’ compensation and state black lung claims. The liability for these claims is an estimate of the ultimate losses to be incurred on such claims based on the Company’s experience and published industry data. Adjustments to the probable ultimate liability are made annually based on an actuarial valuation and are included in operations as they are determined. The obligations incurred prior to January 31, 2003 are currently secured by surety bonds of El Paso Corporation, an unrelated entity. Also see note 23.
      The liability for self-insured workers compensation benefits at December 31, 2004 and 2003 was $6,290 and $2,110, respectively, including a current portion of $1,612 and $450, respectively. Workers’ compensation expense for the years ended December 31, 2004 and 2003 was $7,697 and $4,464, respectively, including fees paid to the State of West Virginia to be self-insured. The Company is required to post bonds in the amount of $2,288 with the state of West Virginia to secure estimated self-insured liabilities for the period from February 1, 2003 through June 30, 2004. The state of West Virginia allows the self-insured companies to post these bonds in installments to be fully secured by June 30, 2006. The Company posted a bond of $727 as the first installment for the year ended December 31, 2004.

(18)	Related Party Transactions

Company
      As of December 31, 2002, the Company had notes payable in the amount of $23,953 payable to a related party. These notes along with other notes in the amount of $20,047 were converted to contributed capital of the Company in 2003. The Company incurred interest expense on the related party notes of $2,625 and $144 during the year ended December 31, 2003 and the period from December 14, 2002 to December 31, 2002, respectively.
      In conjunction with the purchase of U.S. AMCI from the AMCI Parties, the Company paid $35,000 for the working capital of U.S. AMCI, as defined in the contribution agreement, subject to an audit. As of December 31, 2003, the net working capital acquired was estimated to be $31,569 and the difference of $3,431 was recorded as a receivable. In September 2004, ANR Holdings, First Reserve and the AMCI Parties agreed that the net working capital actually acquired was $34,070, and the AMCI Parties paid the difference of $930 to the Company. The parties further agreed that the AMCI Parties would be entitled to any refund of, and obligated to make any payment of, all federal black lung excise taxes of the companies contributed by the AMCI Parties to ANR Holdings, but only insofar as the taxes related to pre-closing or straddle periods ending on or prior to the closing date of the U.S. AMCI acquisition. As a result, $981 of the previously recorded receivable from AMCI was reclassified to offset a federal black lung excise tax accrued liability included in the net working capital acquired. The remaining $1,520 was recorded as an increase to goodwill.
      The Company records rent on its Latrobe, Pennsylvania operating facility from a related party. Total rent expense was $144 and $114 as of and for the years ended December 31, 2004 and 2003, respectively. The amount of accrued rent payable to the related party at December 31, 2004 and 2003 was $258 and $114, respectively.
      In conjunction with the acquisition of U.S. AMCI, ANR Holdings entered into an agreement with entities affiliated with AMCI that requires the AMCI parties to pay reclamation and other obligations of one of the former U.S. AMCI entities acquired by the Company (Solomons Mining Company). In April 2004, the Company entered into an arrangement with the former owners of U.S. AMCI (the “AMCI Parties”) to purchase 350 tons of coal from a third-party at a price of $54.50 per ton at various

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
times from April 2004 through November 2005. An amount of $34.50 will be paid to the producer of that coal, $12.00 per ton is payable to the AMCI Parties and $8.00 per ton is retained by the Company to fund the remaining reclamation obligation of Solomons Mining Company. As of December 31, 2004, the Company has retained an aggregate of $1,778 under this arrangement. After the Company has retained $2,300, the $8.00 per ton will thereafter be paid to the U.S. AMCI parties.
      In connection with our acquisition of Coastal Coal Company, we acquired an overriding royalty interest in certain properties located in Virginia and West Virginia owned by El Paso CPG Company for $11,000 in cash. Effective February 1, 2003, the Company sold the overriding royalty interest to affiliates of Natural Resource Partners, L.P. (NRP) for $11,850 in cash. Effective April 1, 2003, the Company also sold substantially all of its fee-owned Virginia mineral properties to NRP for $53,625 in cash in a sale/leaseback transaction. Based on the aggregate of $20,219 and $16,028 that the Company paid to NRP in lease, royalty and property tax reimbursement payments for the years ended December 31, 2004 and 2003, respectively, NRP is our largest landlord. As of December 31, 2004 and 2003, the Company had $1,430 and $1,290, respectively, in accounts payable to NRP. In an unrelated transaction in December 2003, a member of the ANR Holdings and Alpha Natural Resources, Inc. board of directors was appointed as a member of the board of directors of GP Natural Resource Partners, LLC, the general partner of NRP, and First Reserve became a substantial equity owner of NRP. The Company believes the production and minimum royalty rates contained in leases with NRP are consistent with current market royalty rates.
      One of Alpha Natural Resources, LLC’s Executive Vice Presidents is a 50% owner of Robindale Energy Services, Inc. (and its subsidiary) (“Robindale”). Robindale is engaged in the business of waste coal sales and related businesses in Pennsylvania. From time to time, Robindale has sold and purchased coal and related products to the operations of our AMFIRE regional business unit in Pennsylvania. For the years ended December 31, 2004 and 2003, our subsidiaries Alpha Coal Sales and AMFIRE Mining Company, LLC had purchases of $799 and $172, respectively, from Robindale for trucking services and waste coal. For the year ended December 31, 2004, the Company had sales of $206 to Robindale. The outstanding payable to and receivable from Robindale were $42 and $6, respectively, as of December 31, 2004. The Company has agreed that our Executive Vice President’s continued relationship with Robindale will not cause a breach of his employment agreement with us, and he has agreed that he will not participate in any decisions to enter into any transactions that might be proposed between Robindale and Alpha.
      In April 2004, we entered into a coal sales arrangement with AMCI Metall & Kohle AG to sell 750 metric tons through March 2005. Two of the ANR Holdings and Alpha Natural Resources, Inc. board members hold ownership in AMCI Metall & Kohle AG. For the year ended December 31, 2004, total sales of $46,315 have been recorded under this contract. The receivable balance due from AMCI Metall & Kohle AG was $7,121 at December 31, 2004. The Company also had total sales of $14,872 for the year ended December 31, 2004 to AMCI Australia Pty Ltd., an entity owned by two of the Company’s board members. The Company purchased coal in the amount of $1,658 under various short-term purchase orders and recorded sales of $248 during the year ended December 31, 2004 to XCoal Energy and Resources, an entity in which two members of Alpha’s board of directors each own more than a 10% equity interest. The Company had an outstanding payable amount of $4 as of December 31, 2004 due to XCoal Energy and Resources. In addition, American Metals and Coal International, Inc., an entity owned by two of the Company’s board members, facilitated a $5,202 coal sales transaction with an international buyer for no compensation or commission. For the year ended December 31, 2003 the Company recorded sales in the amount of $5,859 and purchases in the amount of $8,983 with affiliates of the AMCI Parties. The outstanding payable amount due to AMCI affiliates was $998 at December 31, 2003.

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      One of the Company’s subsidiaries purchased $4,799 of coal in the ordinary course of our business from subsidiaries of Foundation Coal Holdings, Inc. (“Foundation”). The balance payable as of December 31, 2004 was $822. Three of the Company’s directors also serve as directors of Foundation. First Reserve Fund IX, L.P. and an entity affiliated with AMCI beneficially own an aggregate of approximately 24% of the outstanding shares of Foundation’s common stock.

Predecessor
      The Combined Virginia Entity had receivables and payables and was a party to certain transactions with affiliated companies in the normal course of business.
      Pittston Coal Management Company (PCMC) provided executive, legal, engineering, geological, accounting, and other administrative services to affiliated companies owned directly or indirectly by Pittston Coal Company, including companies included in the Combined Virginia Entity.
      PCMC allocated its costs to the various entities based primarily on production, head count, and asset base. Intercompany balances among companies included in the Combined Virginia Entity have been eliminated, and net amounts due from other affiliated companies are classified in the balance sheet as a component of shareholders’ equity.
      Pittston Coal Sales Corporation (PCSC) provided services to affiliated companies owned by Pittston Coal Company, including companies included in the Combined Virginia Entity. PCSC negotiated and entered into coal sales contracts with customers using its sales staff. A portion of the cost of PCSC’s sales department was allocated to the affiliated companies based on relative coal sales volume. Coal was shipped from affiliated coal production companies, including companies included in the Combined Virginia Entity, to customers and PCSC invoiced the customers and recorded a payable to the affiliated company for the amount of the customer invoice. PCSC collected the cash on behalf of the affiliate. Intercompany balances between PCSC and companies included in the Combined Virginia Entity have been eliminated and receivables and payables to other affiliated companies were classified as a component of shareholders’ equity.
      Cash generated or used by our Predecessor was ultimately received or provided by The Brink’s Company. During the period from January 1, 2002 to December 13, 2002, Pittston Coal Company contributed $329,964, respectively, of intercompany amounts owned by its subsidiaries included in the Combined Virginia Entity to shareholders’ equity.
      Our Predecessor was included in the consolidated U.S. federal income tax return filed by The Brink’s Company. The Brink’s Company’s consolidated provision and actual cash payments for U.S. federal income taxes were allocated between the Predecessor and other affiliates of The Brink’s Company in accordance with The Brink’s Company’s tax allocation policy. In general, the consolidated current tax provision of The Brink’s Company’s was allocated among the affiliates based principally upon the financial income, taxable income, credits, and other amounts directly related to the respective affiliate. The Brink’s Company gave credit to its subsidiaries for the tax effect of U.S. federal income tax losses and other attributes to the extent the attributes were utilized on a consolidated basis. As a result, the allocated affiliate amounts of taxes payable or refundable are not necessarily comparable to those that would have resulted if the affiliate had filed separate tax returns. Net deferred income tax assets of the Predecessor are reflected as deferred income tax receivable from parent and are classified as a component of shareholders’ equity.

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(19)	Commitments

Operating Leases
      The Company leases coal mining and other equipment under long-term operating leases with varying terms. In addition, the Company leases mineral interests and surface rights from land owners under various terms and royalty rates.
      As of December 31, 2004, aggregate future minimum lease payments under operating leases and minimum royalties under coal leases were as follows:

		Equipment	Coal
	Facility	and Other	Royalties	Total

Year ending December 31:
2005	$481	$3,826	$9,212	$13,519
2006	279	3,767	8,616	12,662
2007	211	2,206	8,752	11,169
2008	168	524	7,770	8,462
2009	77	—	7,739	7,816
Thereafter	261	—	30,031	30,292

Total	$1,477	$10,323	$72,120	$83,920

      The above table includes amounts due under noncancelable leases with initial or remaining lease terms in excess of one year.
      Net rent expense amounted to $6,290 for the year ended December 31, 2004, $6,113 for the year ended December 31, 2003, $170 for the period from December 14, 2002 to December 31, 2002, and $8,262 for the period from January 1, 2002 to December 13, 2002. Coal royalties expense amounted to $43,858 for the year ended December 31, 2004, $29,027 for the year ended December 31, 2003, $46 for the period from December 14, 2002 to December 31, 2002, and $981 for the period from January 1, 2002 to December 13, 2002.

Other Commitments
      As of December 31, 2004, the Company had commitments to purchase 6.2 million, 1.6 million, and 0.8 million tons of coal at a cost of $342,422, $79,143, and $31,320 in 2005, 2006, and 2007, respectively. As part of a coal supply tonnage buyout agreement, at December 31, 2004, the Company had commitments to pay the customer $680 each year from 2005 to 2009, and $567 in 2010.

(20)	Mergers and Acquisitions

2002 Acquisition

Pittston Coal Company
      On December 13, 2002, the Company acquired the majority of the Virginia coal assets of Pittston Coal Company (the Combined Virginia Entity), for a net purchase price of $62,945. The results of the Combined Virginia Entity’s operations have been included in the combined financial statements since that date. The purchase also included Maxxim Rebuild, a mining equipment and repair business.
      The $62,945 purchase price for the Combined Virginia Entity consisted of a $37,202 cash payment at closing, and notes payable of $25,743 issued to the seller, $18,500 of which was in the form of a minimum royalty agreement. Additional payments of up to $5,000 are payable under the royalty agreement if certain

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
levels of coal sales prices are achieved. As of December 31, 2004, $5,000 had been accrued for this additional consideration.
      In conjunction with the acquisition, the Company contracted with the Predecessor to perform reclamation work for sites retained by the Predecessor. As of December 31, 2004, the Company had $1,364 in liabilities related to the remaining contract reclamation work, including a current portion of $711.
      The following table summarizes the estimated fair values, as determined by an independent third-party valuation, of the assets acquired and liabilities assumed at the date of acquisition (December 13, 2002):

Current assets	$17,732
Property, plant, and equipment	69,087
Intangible assets	4,091

Total assets acquired	90,910

Asset retirement obligation	(15,050)
Postretirement medical benefits	(5,915)
Other liabilities	(7,000)

Total liabilities assumed	(27,965)

Net assets acquired	$62,945

2003 Acquisitions

Coastal Coal Company
      On January 31, 2003, the Company acquired 100% of the membership interest of Coastal Coal Company, LLC and certain other assets. The results of Coastal Coal’s operations have been included in the combined financial statements since that date. Coastal Coal Company, LLC is a producer of thermal and industrial coals in the Appalachian region.
      The aggregate net purchase price for the Coastal Coal membership interest and related assets was $67,772. Consideration included cash of $44,172 and notes payable issued to the seller of $23,600.

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      The following table summarizes the estimated fair values, as determined by an independent third-party valuation, of the assets acquired and liabilities assumed at the date of acquisition (January 31, 2003):

Current assets	$31,614
Property, plant, and equipment	40,342
Intangibles	3,937
Other noncurrent assets	18,269

Total assets acquired	94,162

Current liabilities	(11,700)
Asset retirement obligation	(12,861)
Other noncurrent liabilities	(1,431)
Notes payable	(398)

Total liabilities assumed	(26,390)

Net assets acquired	$67,772

American Metals and Coal International, Inc.
      On March 11, 2003, the Company acquired the majority of the North American operations of American Metals and Coal International, Inc. (U.S. AMCI). The results of U.S. AMCI’s operations have been included in the combined financial statements since that date. U.S. AMCI is a producer of Appalachian coal and a broker of steam and metallurgical coals in the United States and abroad.
      The aggregate purchase price for the U.S. AMCI net assets was $121,299. Consideration included cash of $52,339, and common and preferred membership interests in ANR Holdings issued, valued at $68,960. The value attributed to the membership interest was based on the cash contributions made by the other owners of ANR Holdings.
      The goodwill represents the portion of the purchase price allocated to the U.S. AMCI sales force. The goodwill is not deductible for federal income tax purposes.

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      The following table summarizes the estimated fair values, as determined by an independent third-party valuation, of the assets acquired and liabilities assumed at the date of acquisition (March 11, 2003):

Current assets	$47,005
Property, plant, and equipment	94,732
Goodwill	17,121
Other noncurrent assets	976

Total assets acquired	159,834

Current liabilities	(17,307)
Asset retirement obligation	(8,768)
Postretirement medical benefits	(3,475)
Other noncurrent liabilities	(1,051)
Notes payable	(7,934)

Total liabilities assumed	(38,535)

Net assets acquired	$121,299

Mears Enterprises, Inc.
      On November 17, 2003, the Company acquired the assets of Mears Enterprises, Inc (Mears Enterprises) and affiliated companies. The results of Mears Enterprises and affiliates operations have been included in the combined financial statements since that date. Mears Enterprises and affiliates operate six mining complexes and a preparation plant, all located in Pennsylvania.
      The aggregate purchase price for the net assets of Mears Enterprises and affiliates was $37,977 in cash.
      The following table summarizes the estimated fair values, as determined by an independent third-party valuation, of the assets acquired and liabilities assumed at the date of acquisition (November 17, 2003):

Current assets	$280
Property, plant, and equipment	39,476
Intangibles	200
Other noncurrent assets	100

Total assets acquired	40,056
Asset retirement obligation	(2,079)

Net assets acquired	$37,977

2004 Acquisitions

Moravian Run Reclamation Co.
      On April 1, 2004, the Company acquired substantially all of the assets of Moravian Run Reclamation Co., Inc. (Moravian Run) for $5 in cash. The Company has agreed to pay Moravian Run monthly overriding royalty payments for the next four years in an aggregate amount of $1,000 and monthly payments for the next five years in respect of leased equipment in an aggregate amount of $3,100 structured as a capital lease with a present value of $2,360. The Company also assumed $1,086 of

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
reclamation obligations. The Moravian Run assets included, as of March 31, 2004, four active surface mines and two additional surface mines under development, operating in close proximity to and serving many of the same customers as our AMFIRE business unit located in Pennsylvania.

Cooney Bros. Coal Company
      On May 10, 2004, the Company acquired a coal preparation plant and railroad loading facility located in Portage, Pennsylvania and related equipment and coal inventory from Cooney Bros. Coal Company for $2,500 in cash and an adjacent coal refuse disposal site from a Cooney family trust for $300 in cash. The Company also assumed approximately $102 of reclamation obligations in connection with this acquisition.
      The Moravian Run Reclamation Co. and Cooney Bros. Coal Company acquisitions are not significant to the Company’s financial position, results of operations, or cash flows and, therefore, are not included in the pro forma information presented below.

Pro Forma Information
      The following unaudited pro forma financial information for the year ended December 31, 2003 reflects the consolidated results of operations of the Company as if the acquisitions of Coastal Coal Company, LLC, U.S. AMCI, and Mears Enterprises and affiliates had taken place on January 1, 2003. The pro forma information includes primarily adjustments for depreciation and depletion on acquired property, plant, and equipment, and interest expense. The pro forma financial information is not necessarily indicative of the results of operations had the transactions been completed on the assumed date.

Revenues	$902,766
Net income	5,769

(21)	Concentrations and Major Customers
      The Company markets its coal principally to electric utilities in the United States and international and domestic steel producers. As of December 31, 2004 and 2003, trade accounts receivable from electric utilities totaled approximately $30,900 and $32,700, respectively. Credit is extended based on an evaluation of the customer’s financial condition and collateral is generally not required. Credit losses are provided for in the combined financial statements and historically have been minimal. The Company is committed under long-term contracts to supply coal that meets certain quality requirements at specified prices. The prices for some multi-year contracts are adjusted based on economic indices or the contract may include year-to-year specified price changes. Quantities sold under some contracts may vary from year to year within certain limits at the option of the customer. Sales to the Company’s largest customer in 2004 and 2003 accounted for less than 10% of total sales for the years ended December 31, 2004 and 2003.

(22)	Segment Information
      The Company extracts, processes and markets steam and metallurgical coal from surface and deep mines for sale to electric utilities, steel and coke producers, and industrial customers. The Company operates only in the United States with mines in the Central Appalachian and Northern Appalachian regions and in Colorado. The Company has one reportable segment: Coal Operations, consisting of 43 underground mines and 21 surface mines located in Central Appalachia and Northern Appalachia as of December 31, 2004, and one underground mine located in Colorado. Coal Operations also includes the Company’s purchased coal sales function, which markets the Company’s Appalachian coal to domestic and international customers. The All Other category includes the Company’s equipment sales and repairs operations, as well as other ancillary business activities, including terminal services, trucking services, coal and environmental analysis services, and leasing of mineral rights. The Corporate and Eliminations

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
category includes general corporate overhead and the elimination of intercompany transactions. The revenue elimination amount represents inter-segment revenues. The Company evaluates the performance of its segment based on EBITDA, as adjusted, which the Company defines as net income (loss) plus interest expense, income tax expense (benefit), depreciation, depletion and amortization, less interest income, and adjusted for minority interest.
      EBITDA, as adjusted, from continuing operations is defined as income (loss) from continuing operations plus interest expense, income tax expense (benefit), depreciation, depletion and amortization, less interest income, and adjusted for minority interest.
      Operating segment results for continuing operations for the year ended December 31, 2004 and segment assets as of December 31, 2004 were as follows:

			Corporate
	Coal		and
	Operations	All Other	Eliminations	Combined

Revenues	$1,234,640	$28,571	$(10,509)	$1,252,702
Depreciation, depletion, and amortization	51,732	1,435	2,094	55,261
EBITDA, as adjusted	166,159	2,808	(43,877)	125,090
Capital expenditures	68,940	332	1,167	70,439
Total assets	396,935	105,727	(25,541)	477,121
      Operating segment results for continuing operations for the year ended December 31, 2003 and segment assets as of December 31, 2003 were as follows:

			Corporate
	Coal		and
	Operations	All Other	Eliminations	Combined

Revenues	$771,791	$18,277	$(8,219)	$781,849
Depreciation, depletion, and amortization	32,421	1,867	1,097	35,385
EBITDA, as adjusted	69,098	719	(21,873)	47,944
Capital expenditures	21,656	516	5,210	27,382
Total assets	342,019	70,797	(33,480)	379,336
      Operating segment results for continuing operations for the period from December 14, 2002 to December 31, 2002 and segment assets as of December 31, 2002 were as follows:

			Corporate
	Coal		and
	Operations	All Other	Eliminations	Combined

Revenues	$7,269	$101	$—	$7,370
Depreciation, depletion, and amortization	273	1	—	274
EBITDA, as adjusted	(10)	(17)	(471)	(498)
Capital expenditures	564	—	396	960
Total assets	80,706	27,340	396	108,442

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      Reconciliation of total segment EBITDA, as adjusted, to income (loss) from continuing operations follows:

			Period from
			December 14,
	Year Ended December 31,		2002 to
			December 31,
	2004	2003	2002

Total segment EBITDA, as adjusted from continuing operations	$125,090	$47,944	$(498)
Interest expense	(20,041)	(7,848)	(203)
Interest income	531	103	6
Income tax (expense) benefit	(5,150)	(898)	334
Depreciation, depletion and amortization	(55,261)	(35,385)	(274)
Minority interest	(22,781)	(1,164)	0

Income (loss) from continuing operations	$22,388	$2,752	$(635)

      The Company markets produced, processed and purchased coal to customers in the United States and in international markets. Export revenues totaled $602,629 or approximately 47% of total revenues, including sales to Japan of $138,032 or approximately 11% of total revenues, for the year ended December 31, 2004.
      Export revenues were $220,818 or approximately 28% of total revenues, including sales to Canada of $88,630 or approximately 11% of total revenues, for the year ended December 31, 2003. Export sales in 2004 primarily were to customers in Japan, Canada, Brazil and various European countries. Export sales in 2003 primarily were to customers in Canada, Brazil, and various European countries.

(23)	Contingencies

(a)	Guarantees and Financial Instruments with Off-balance Sheet Risk
      In the normal course of business, the Company is a party to certain guarantees and financial instruments with off-balance sheet risk, such as bank letters of credit and performance or surety bonds. No liabilities related to these arrangements are reflected in the Company’s combined balance sheets. Management does not expect any material losses to result from these guarantees or off-balance sheet financial instruments. The amount of bank letters of credit outstanding as of December 31, 2004 is $52,991. The amount of surety bonds currently outstanding related to the Company’s reclamation obligations is presented in note 13 to the combined financial statements. The Company has provided guarantees for equipment financing obtained by certain of its contract mining operators totaling approximately $2,700. The estimated fair value of these guarantees is not significant.
      Alpha from time to time guarantees the performance of a subsidiary on short-term sales and purchase contracts. The subsidiaries of the Company also guarantee performance on the Company’s outstanding reclamation bonds, as well as the Company’s obligations under the Citicorp credit facility and 10% senior notes.

(b)	Litigation
      The Company is involved in various legal proceedings from time to time in the normal course of business. In management’s opinion, the Company is not currently involved in any legal proceeding which individually or in the aggregate could have a material effect on the financial condition, results of operations and/or cash flows of the Company.

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(c)	Other Contingencies
      In connection with the Company’s acquisition of Coastal Coal Company, the seller, El Paso CGP Company, has agreed to retain and indemnify the Company for all workers’ compensation and black lung claims incurred prior to the acquisition date of January 31, 2003. The majority of this liability relates to claims in the state of West Virginia. If El Paso CGP Company fails to honor its agreement with the Company, then the Company would be liable for the payment of those claims, which were estimated in April 2004 by the West Virginia Workers’ Compensation Commission to be approximately $5,369 on an undiscounted basis using claims data through June 30, 2003. El Paso has posted a bond with the state of West Virginia for the required discounted amount of $3,722 for claims incurred prior to the acquisition.

(24)	Asset Impairment Charge
      One of the Company’s subsidiaries wholly owns National King Coal, LLC (a mining company) and Gallup Transportation (a trucking company) (collectively “NKC”). Since its acquisition by the Company through August 2004, NKC has incurred cumulative losses of $2,800. While NKC has not experienced sales revenue growth comparable to our other operations of the Company, it has been affected by many of the same cost increases. As a result, we were required to assess the recovery of the carrying value of the NKC assets. Based on that analysis, it was determined that the assets of NKC were impaired. An impairment charge of $5,100 was recorded in September 2004 to reduce the carrying value of the assets of NKC to their estimated fair value. A discounted cash flow model was used to determine fair value.

(25)	Supplemental Cash Flow Disclosures

Company
      Cash paid for interest (net of amounts capitalized) for the years ended December 31, 2004 and 2003 was $14,293 and $6,879, respectively. Income taxes paid by the Company for the year ended December 31, 2004 were $4,047.
      Non-cash investing and financing activities are excluded from the combined statements of cash flows.
      Significant non-cash activity for the year ended December 31, 2004 includes:

•	Increase in other assets of $2,372 for the Virginia Coalfield Employment Enhancement Tax Credit receivable. This represents the portion of the tax credit allocated to Alpha NR Holding, Inc.

•	Increase in deferred common stock offering costs and accrued expenses of $2,010 for accrued stock offering costs.

•	Increase in asset retirement obligation and fixed assets of $3,657 for new sites added in 2004. Net decrease in asset retirement obligation and fixed assets of $2,937, and increase in deferred gains on sales of property interests and decrease in asset retirement obligation of $3,514 as a result of revisions in estimated cash flows underlying the asset retirement obligation.

•	The short-term financing of prepaid insurance premiums in the amount of $15,228.

•	Settlement of the net working capital acquired in conjunction with the acquisition of U.S. AMCI recorded as an increase in goodwill of $1,520, a decrease in due from affiliate of $2,501 and a decrease in accrued expenses of $981.

•	Increase in deferred gains on sales of property interests and decrease in other liabilities of $1,480 for revisions in estimated contract reclamation liability assumed in conjunction with the acquisition of the Virginia coal operations of Pittston Coal Company.

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

•	Decrease in deferred gains on sales of property interests of $5,000 as a result of additional consideration payable for the acquisition of the Virginia coal operations of Pittston Coal Company.

•	Construction in progress and other capital expenditures of $1,597 recorded in accounts payable.
      Significant non-cash activity for the year ended December 31, 2003 includes:

•	Increase in other assets of $2,434 for the Virginia Coalfield Employment Enhancement Tax Credit receivable. This represents the portion of the tax credit allocated to Alpha NR Holding, Inc.

•	Increase in asset retirement obligation and fixed assets of $1,165 for new sites added in 2003.

•	The short-term financing of prepaid insurance premiums in the amount of $14,425.

•	The conversion of $44,000 of related party notes payable to contributed capital.

•	Seller financing of acquired entities of $23,600.

•	Issuance of membership interests in ANR Holdings, LLC of $68,960 for the acquisition of U.S. AMCI.

•	Construction in progress of $1,929 recorded in accounts payable.
      Significant non-cash activity for the period from December 14, 2002 to December 31, 2002 includes:

•	Seller financing of acquired entities of $25,743.

Predecessor
      During the period from January 1, 2002 to December 13, 2002, the Pittston Coal Company contributed $329,964 of intercompany payables from the Combined Virginia Entity to shareholders’ equity.

(26)	Minority Interest
      On March 11, 2003, concurrent with the acquisition of U.S. AMCI, ANR Holdings issued additional membership interests in the aggregate amount of 45.3% to the former owners of U.S. AMCI, Madison Capital Funding, LLC and ACM, which is owned by certain members of management, in exchange for the net assets of U.S. AMCI and cash. All members of ANR Holdings, other than ACM, hold both common and preferred sharing ratios representing membership interests. Pursuant to the provisions of the ANR Holdings limited liability company agreement, the income of ANR Holdings is allocated among its members as follows:

•	First, to the holders of preferred sharing ratios on a pro rata basis to the extent of any losses that had been allocated to them in prior periods,

•	Second, to the holders of preferred sharing ratios on a pro rata basis up to the cumulative unallocated preferred yield (based on an annual preferred yield of 12%), and

•	Third, to the holders of common sharing ratios on a pro rata basis.
      For purposes of allocating income in the year in which a new member is admitted, ANR Holdings applies a proration method, which allocates income based on the weighted-average ownership of its membership interests for the year.
      Prior to the Internal Restructuring on February 11, 2005, the principal executive officers of Alpha and other key employees held the entire membership interest of ACM, which in turn owned a common membership interest in ANR Holdings. The interest of ACM in ANR Holdings entitled ACM to receive approximately 0.32% of the distributions made to the holders of common membership interests in ANR

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
Holdings (which we refer to as the management members’ “purchased interest”). In addition, ACM was entitled to receive, subject to certain conditions, an additional distribution of up to 5% of any profits (which we refer to as the management members’ “profits interest”) upon the occurrence of a liquidity event, as defined in the governing documents of ANR Holdings. Generally, a liquidity event would occur when ANR Holdings was sold or when it made a public sale of equity. The provisions of ACM’s limited liability company agreement also contained put and call rights for the benefit of the executive and Alpha, respectively, with respect to the purchased interests and profits interests if the employment relationship of the executive was terminated. In general, depending on when the employment relationship was terminated, the put and call prices were equal to (1) the sum of the greater of (a) the member’s original investment minus returns on that investment or (b) the fair market value, as defined, of the member’s purchased interest on the date the put was exercised, plus (2) a percentage of the fair market value, as defined, of the profits interest on the date the put was exercised, with the percentage increasing from 50% to 100% as the length of the employment period increased from two to four years from the date ACM was formed. For purposes of the put and call, the agreement required Alpha to use the same method of valuation that First Reserve Corporation uses for purposes of reporting to its limited partners, reduced by a 25% minority discount.

(27)	Investments

Dominion Terminal Associates
      As part of the Company’s acquisition of the Combined Virginia Entity, the Company acquired a 32.5% interest in Dominion Terminal Associates (DTA). DTA is a partnership with three other companies that operates a leased coal port terminal in Newport News, Virginia (the Terminal). The Company accounts for this investment under the equity method for investments. See note 2(p). The Company did not ascribe any value to this partnership interest when it was acquired.
      The Company has the right to use 32.5% of the throughput and ground storage capacity of the Terminal and pay for this right based upon an allocation of costs as determined by DTA. The Brink’s Company guaranteed bonds of the partnership in the face amount of $43,160 from the financing related to the construction of the Terminal. The Brink’s Company also paid its proportionate share of interest on these bonds. The Company did not assume any obligations associated with these bonds.
      For the years ended December 31, 2004 and 2003, and the period from December 14, 2002 to December 31, 2002, the Company made advances to DTA equal to its share of allocated costs of $3,266, $3,348, and $253, respectively, offset by outside revenues of $1,763, $1,321 and $57, respectively. The Company records its share of losses in DTA equal to the amount of advances. The Company does not guarantee the obligations of DTA and is not otherwise committed to provide further financial support. Accordingly, the Company does not reduce its investment below zero.
      A net loss of $6,082 for the period from January 1, 2002 to December 13, 2002 was recorded by the Predecessor relating to this investment.

Excelven Pty Ltd
      In September 2004, Alpha, together with its affiliate American Metals and Coal International, Inc. (“AMCI”), entered into a subscription deed with Excelven Pty Ltd, pursuant to which each party agreed to acquire a 24.5% interest in Excelven for a purchase price of $6.5 million in cash. Excelven, through its subsidiaries, owns the rights to the Las Carmelitas mining venture in Venezuela and the related Palmarejo export port facility on Lake Maracaibo in Venezuela. Alpha made payments totaling $4,500 for the year ended December 31, 2004. The investment is accounted for under the equity method, and is included in other assets at December 31, 2004.

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(28)	Income Taxes

The Company
      As outlined in the organizational structure in note 1, the minority interest owners and ANR Fund IX Holdings, L.P. own interests in ANR Holdings, a limited liability company and pass-through entity for income tax purposes. As a pass-through entity, ANR Holdings provides information returns reflecting the allocated income (loss) to the minority interest owners and ANR Fund IX Holdings, L.P. based upon their respective ownership percentage and certain special allocations as provided by the limited liability company agreement and the Internal Revenue Code. The income tax consequences of the income (loss) allocated to these owners is not reflected in the combined financial statements.
      The combined financial statements include only the current and deferred income tax associated with Alpha NR Holding, Inc., a taxable entity. The primary source of the income tax impact is derived from the allocated income (loss) from ANR Holdings, Alpha Natural Resources, LLC and its operating subsidiaries, all of which are pass-through entities for tax purposes.
      The federal and state income tax provisions from continuing operations in 2004 and 2003 were offset by federal and state income tax benefits included in the loss from discontinued operations. The total income tax benefit for 2002 related to continuing operations.
      Comprehensive provision (benefit) for income taxes allocable to:

	December 31,

	2004	2003

Continuing operations	$5,150	$898
Discontinued operations	(1,190)	(230)

	$3,960	$668

      Significant components of income tax expense (benefit) from continuing operations were as follows:

			Period from
	Year Ended		December 14,
	December 31,		2002 to
			December 31,
	2004	2003	2002

Current tax expense:
Federal	$1,625	$—	$—
State	—	—	—

	1,625	—	—

Deferred tax expense (benefit):
Federal	2,918	894	(284)
State	607	4	(50)

	3,525	898	(334)

Total income tax expense (benefit):
Federal	4,543	894	(284)
State	607	4	(50)

	$5,150	$898	$(334)

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      A reconciliation of the statutory federal income tax expense (benefit) at 35% to income (loss) from continuing operations before income taxes and minority interest, and the actual income tax expense (benefit) is as follows:

			Period from
	Year Ended		December 14,
	December 31,		2002 to
			December 31,
	2004	2003	2002

Federal statutory income tax expense (benefit)	$17,612	$1,685	$(339)
Increases (reductions) in taxes due to:
Percentage depletion allowance	(3,376)	(1,087)	(33)
Extraterritorial income exclusion	(1,225)	—	—
State taxes, net of federal tax impact	395	3	—
Change in valuation allowance	559	815	—
Taxes not provided for minority interest	(8,189)	(625)	—
Taxes not provided for pass-through entity	(779)	91	37
Other, net	153	16	1

Actual income tax expense (benefit)	$5,150	$898	$(334)

      Deferred income taxes result from temporary differences between the reporting of amounts for financial statement purposes and income tax purposes. The net deferred tax assets and liabilities included in the combined financial statements include the following amounts:

	December 31,

	2004	2003

Deferred tax assets:
Net operating loss carryforwards	$5,598	$1,956
Charitable contribution carryforwards	207	118
Alternative minimum tax credit carryforward	1,249	—

Gross deferred tax assets	7,054	2,074
Less valuation allowance	(1,374)	(815)

Total net deferred tax assets	5,680	1,259

Deferred tax liabilities:
Investment in limited liability company subsidiary	(6,869)	(653)
Virginia tax credit	(1,855)	(940)

Total deferred tax liabilities	(8,724)	(1,593)

Net deferred tax liability	$(3,044)	$(334)

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      The breakdown of the net deferred tax liability is recorded in the accompanying combined balance sheets as follows:

	December 31,

	2004	2003

Current asset	$4,674	$489
Current liability	—	—

Net current asset	4,674	489

Noncurrent asset	1,006	770
Noncurrent liability	(8,724)	(1,593)

Net noncurrent liability	(7,718)	(823)

Total net deferred tax liability	$(3,044)	$(334)

      As of December 31, 2004, the Company has a net operating loss carryforward (NOL) for federal income tax purposes of $14,875, which is available to offset future federal taxable income, if any, through 2024. Also, the Company has a contribution carryforward of $591 which can be carried forward for a maximum of five years from the year generated. In addition, the Company has an alternative minimum tax (AMT) credit carryforward of $1,249 which can be carried forward indefinitely to offset future regular tax in excess of AMT. Due to the likelihood that the AMT will exceed the regular tax in the future, the Company has provided a valuation allowance for the portion of deferred tax assets not expected to be realized. The remaining net deferred tax liability, net of the valuation allowance, reflects the AMT expected to be paid on the net taxable temporary differences.

Predecessor
      The Combined Virginia Entity was subject to U.S. federal and state income taxes. The income tax benefit consisted of the U.S. federal income taxes:

Period from
January 1,
2002 to
December 31,
2002

Current	$9,175
Deferred	8,023

Total	$17,198

      The following table accounts for the difference between the actual income tax benefit and the amounts obtained by applying the statutory U.S. federal income tax rate of 35% to the loss before income taxes.

December 13,
2002

Tax (benefit) expense computed at statutory rate	$(14,532)
Increase (reductions) in taxes due to:
Percentage depletion	(1,302)
Adjustment resulting from favorable appeal relating to prior years	(1,678)
Miscellaneous	314

Actual income tax benefit	$(17,198)

ANR FUND IX HOLDINGS, L.P. AND ALPHA NR HOLDING, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(29)	Federal Black Lung Excise Tax

Predecessor
      On February 10, 1999, the U.S. District Court of the Eastern District of Virginia entered a final judgment in favor of certain of The Brink’s Company’s subsidiaries, including certain of the companies included in the Combined Virginia Entity, ruling that the Federal Black Lung Excise Tax (FBLET) is unconstitutional as applied to export coal sales. The Brink’s Company sought refunds of the FBLET it paid on export coal sales for all open statutory periods and received refunds of $2,758 (including interest), of which $2,049 related to the Combined Virginia Entity, during the period from January 1, 2002 to December 13, 2002.

(30)	Discontinued Operations and Subsequent Event
      On April 14, 2005, the Company sold the assets of its Colorado mining subsidiary, National King Coal LLC, and related trucking subsidiary, Gallup Transportation and Transloading Company, LLC (collectively, “NKC”), to an unrelated third party for cash in the amount of $4,400, plus an amount in cash equal to the fair market value of NKC’s coal inventory, and the assumption by the buyer of certain liabilities of NKC. The Company recorded a gain on the sale of NKC of $704 in the second quarter of 2005. The results of operations of NKC for the current and prior periods have been reported in discontinued operations. National King Coal LLC was previously reported in the Coal Operations segment and Gallup Transportation and Transloading Company, LLC was previously reported in the All Other segment (note 22).
      The following statement of operations data reflects the activity for the discontinued operation for the years ended December 31, 2004 and 2003:

	Year Ended
	December 31,

	2004	2003

Total revenues	$17,016	$10,717
Total costs and expenses	23,542	11,668

Loss from operations	(6,526)	(951)
Miscellaneous income	12	1
Income tax benefit from discontinued operations	(1,190)	(230)
Minority interest in loss from discontinued operations	(2,951)	(230)

Loss from discontinued operations	$(2,373)	$(490)

      The following condensed balance sheet data reflects the balances for discontinued operations at December 31, 2004 and 2003:

	December 31,

	2004	2003

Current assets	$2,150	$4,565
Noncurrent assets	3,989	8,290

Total assets	6,139	12,855
Current liabilities	1,082	1,237
Noncurrent liabilities	196	41

Total liabilities	1,278	1,278
Net assets	$4,861	$11,577

INDEPENDENT AUDITORS’ REPORT
Alpha Natural Resources, LLC
and Board of Directors of
Coastal Coal Company, LLC:
      We have audited the accompanying consolidated balance sheet of Coastal Coal Company, LLC and subsidiary (the Company) as of December 31, 2002, and the related consolidated statements of operations, changes in members’ equity and comprehensive income (loss), and cash flows for the period from January 1, 2003 to January 31, 2003 and the year ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Coastal Coal Company, LLC and subsidiary as of December 31, 2002 and the results of their operations and their cash flows for the period from January 1, 2003 to January 31, 2003 and the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.
      As discussed in note 1 to the consolidated financial statements, the Company adopted the provisions of FASB Statement No. 143, Accounting for Asset Retirement Obligations, effective January 1, 2003.
/s/ KPMG LLP
Roanoke, Virginia
April 29, 2004

COASTAL COAL COMPANY, LLC
CONSOLIDATED BALANCE SHEET
December 31, 2002
Assets

Current assets:
Cash and cash equivalents	$22,250
Accounts receivable, net	33,012,961
Inventories	11,904,110
Prepaid expenses and other current assets	2,396,419

Total current assets	47,335,740
Property, plant, and equipment, net	89,988,270
Other noncurrent assets, net	13,892,542

Total assets	$151,216,552

Liabilities and Members’ Equity
Current liabilities:
Bank overdraft	$2,744,855
Accounts payable	9,975,516
Accrued payroll	553,268
Other current liabilities	36,954,376

Total current liabilities	50,228,015
Other noncurrent liabilities	80,074,583

Total liabilities	130,302,598
Minority interest in subsidiary	(703,740)
Members’ equity:
Capital contributions	263,971,698
Advances to related parties, net	(28,763,662)
Accumulated other comprehensive loss	(17,284,264)
Accumulated deficit	(196,306,078)

Total members’ equity	21,617,694
Commitments and contingencies

Total liabilities and members’ equity	$151,216,552

See accompanying notes to consolidated financial statements.

COASTAL COAL COMPANY, LLC
CONSOLIDATED STATEMENTS OF OPERATIONS
Period from January 1, 2003 to January 31, 2003 and
year ended December 31, 2002

	Period from
	January 1,
	2003 to	Year Ended
	January 31,	December 31,
	2003	2002

Revenues:
Net sales	$21,501,688	269,242,430
Royalty and other	257,335	14,325,268

	21,759,023	283,567,698

Costs and expenses:
Cost of sales (exclusive of items shown separately below)	18,159,578	270,548,861
Depreciation, depletion and amortization	1,150,516	15,082,381
Administrative and general (exclusive of depreciation and amortization shown separately above)	1,092,602	11,546,250

	20,402,696	297,177,492

Income (loss) from operations	1,356,327	(13,609,794)
Gain (loss) on sale of property, plant, and equipment	(15,459)	3,460,840
Interest income (expense), net	(79,508)	663,507

Income (loss) before cumulative effect of accounting change and minority interest	1,261,360	(9,485,447)
Cumulative effect of accounting change	6,762,081	—

Income (loss) before minority interest	8,023,441	(9,485,447)
Minority interest	(32,358)	3,454

Net income (loss)	$7,991,083	(9,481,993)

See accompanying notes to consolidated financial statements.

COASTAL COAL COMPANY, LLC
CONSOLIDATED STATEMENTS OF CHANGES
IN MEMBERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)
Period from January 1, 2003 to January 31, 2003 and
year ended December 31, 2002

			Accumulated
		Advances to	Other
	Capital	(from) Related	Comprehensive	Accumulated
	Contributions	Parties, Net	Loss	Deficit	Total

Balances, December 31, 2001	$263,971,698	39,114,285	—	(186,824,085)	116,261,898
Affiliate transactions, net	—	(67,877,947)	—	—	(67,877,947)
Net loss	—	—	—	(9,481,993)	(9,481,993)
Minimum pension liability adjustment	—	—	(17,284,264)	—	(17,284,264)

Comprehensive loss					(26,766,257)

Balances, December 31, 2002	263,971,698	(28,763,662)	(17,284,264)	(196,306,078)	21,617,694
Affiliate transactions, net	—	16,309,474	—	—	16,309,474
Net income and comprehensive income	—	—	—	7,991,083	7,991,083

Balances, January 31, 2003	$263,971,698	(12,454,188)	(17,284,264)	(188,314,995)	45,918,251

See accompanying notes to consolidated financial statements.

COASTAL COAL COMPANY, LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
Period from January 1, 2003 to January 31, 2003 and
year ended December 31, 2002

	Period from
	January 1,
	2003 to	Year Ended
	January 31,	December 31,
	2003	2002

Cash flows from operating activities:
Net income (loss)	$7,991,083	(9,481,993)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Cumulative effect of accounting change	(6,762,081)	—
Depreciation, depletion and amortization	1,150,516	15,082,381
Accretion of asset retirement obligation	85,241	—
(Gain) loss on sale of property, plant, and equipment	15,459	(3,460,840)
Amortization of deferred gain on sale of mineral reserves	(24,686)	(22,336)
Virginia tax credit refundable to parent	(115,801)	(1,275,086)
Minority interest	32,358	(3,454)
Increase (decrease) in cash flows from changes in:
Accounts receivable, net	(2,393,076)	4,603,307
Inventories	(87,800)	(1,602,775)
Prepaid expenses and other current assets	581,143	(2,357,988)
Other noncurrent assets	(1,291,346)	1,319,539
Accounts payable	1,131,362	(11,194,113)
Accrued payroll	390,611	(500,116)
Other current liabilities	(14,015,463)	17,913,630
Other noncurrent liabilities	(1,497,539)	8,654,774

Net cash provided by (used in) operating activities	(14,810,019)	17,674,930

Cash flows from investing activities:
Proceeds from sale of property, plant, and equipment	21,300	57,000,000
Purchases of property, plant, and equipment	(1,982,298)	(5,818,601)

Net cash provided by (used in) investing activities	(1,960,998)	51,181,399

Cash flows from financing activities:
Advances to related parties, net	16,425,275	(66,602,861)
Change in bank overdraft	345,742	(2,253,468)

Net cash provided by (used in) financing activities	16,771,017	(68,856,329)

Net increase in cash and cash equivalents	—	—
Cash and cash equivalents at beginning of period	22,250	22,250

Cash and cash equivalents at end of period	$22,250	22,250

Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$135,333	64,419
Noncash investing and financing activities:
Deferred gain on sale of mineral reserves	—	7,740,245
Deferred gain on sale of real property	—	776,366
Minimum pension liability adjustment	—	17,284,264
See accompanying notes to consolidated financial statements.

COASTAL COAL COMPANY, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
January 31, 2003 and December 31, 2002

(1)	Summary of Significant Accounting Policies and Practices

(a)	Description of Business
      Coastal Coal Company, LLC and its majority owned subsidiary, Coastal Coal — West Virginia, LLC, (collectively, the Company) were owned by El Paso CGP Company and American Natural Resources Company, wholly owned subsidiaries of El Paso Corporation (El Paso) through January 31, 2003 (see note 13). The Company is organized as a limited liability company under the laws of the state of Delaware. The Company is engaged in the business of extracting coal from reserves located in Virginia, West Virginia, and Kentucky, and leasing land and associated mineral reserves to coal mining companies. Coal extracted by the Company is primarily sold to utility companies located in the East and Southeast regions of the United States of America.

(b)	Principles of Consolidation
      The consolidated financial statements include the following companies.
      Companies with coal reserves and production facilities:

•	Brooks Run Mining Company

•	Enterprise Mining Company

•	Virginia Iron, Coal and Coke (VICC) Mining Company

•	Kingwood Mining Company

•	Greenbrier Mining Company (Inactive)
      Companies providing administrative services:

•	Coastal Coal Administration

•	Coastal Coal Sales Company
      Holding companies:

•	Coastal Coal Company, LLC

•	Coastal Coal-West Virginia, LLC
      All significant intercompany balances and transactions have been eliminated in consolidation.

(c)	Cash and Cash Equivalents
      Cash and cash equivalents consist of cash on hand, cash in banks, and investments in money market accounts and are stated at cost, which approximates fair market value. The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

(d)	Accounts Receivable and Allowance for Doubtful Accounts
      Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The allowance for doubtful accounts consists of an amount for specifically identified uncollectable accounts and a general allowance based on historical losses for all accounts. The Company does not have any off-balance-sheet credit exposure related to its customers.

COASTAL COAL COMPANY, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(e)	Inventories
      Coal inventory is stated at the lower of cost, with cost determined using the average monthly production costs, or net realizable value. Purchased coal is stated at purchase price. Coal inventory at December 31, 2002 was comprised of raw, processed, and purchased coal.
      Supplies inventory is stated at the lower of average cost or net market value.

(f)	Property, Plant, and Equipment
      Property, plant, and equipment are stated at cost. Expenditures for maintenance and repairs, which do not improve or extend the lives of the related assets, are charged to expense as incurred while major renewals and betterments are capitalized. Upon retirement or sale of an asset, its cost and related accumulated depreciation or amortization are removed from the property accounts. Depreciation of plant and equipment for financial reporting purposes is provided using the straight-line method over the assets’ estimated useful lives.
      Costs incurred as part of the acquisition of mineral interests and mine development costs incurred to expand capacity of operating mines or to develop new mines are capitalized and charged to operations on the units-of-production method. Mine development costs include costs incurred for site preparation and development at the mines during the development stage.

(g)	Impairment of Long-Lived Assets
      Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, provides a single accounting model for long-lived assets to be disposed of. SFAS No. 144 also changes the criteria for classifying an asset as held for sale; and broadens the scope of businesses to be disposed of that quality for reporting as discontinued operations and changes the timing of recognizing losses on such operations. The Company adopted SFAS No. 144 on January 1, 2002.
      In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.
      Prior to the adoption of SFAS No. 144, the Company accounted for long-lived assets in accordance with SFAS No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.

(h)	Reclamation
      The Company has future obligations to reclaim properties disturbed in conjunction with coal operations under federal and state laws. Reclamation of disturbed acreage is performed as a normal part of the mining process. The Company adopted SFAS No. 143, Accounting for Asset Retirement Obligations, on January 1, 2003. The Company’s liability for reclamation at January 31, 2003 represents the fair value of its asset retirement obligation as of this date. The asset retirement obligation will be adjusted in the

COASTAL COAL COMPANY, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
future to reflect the passage of time and changes, if any, in the estimated future cash flows underlying the initial fair value measurement. Upon adoption, impacted financial statement line items were property, plant, and equipment, net; other current liabilities; other noncurrent liabilities; and the net cumulative effect of the change in accounting principle. Property, plant, and equipment, net increased by $2,125,877; other current liabilities decreased by $2,524,368; other noncurrent liabilities decreased by $2,111,836; and the cumulative effect of the accounting change of $6,762,081 was reflected in the consolidated statement of income for the period from January 1, 2003 to January 31, 2003.
      Prior to the adoption of SFAS No. 143, expenditures relating to environmental regulatory requirements and reclamation costs undertaken during mine operations were charged against earnings as incurred. Estimated site restoration and post closure reclamation costs were charged against earnings using the unit-of-production method over the expected economic life of each mine. Accrued reclamation costs were subject to review by management on a regular basis and were revised when appropriate for changes in future estimated costs and/or regulatory requirements.

(i)	Advance Mining Royalties
      Leases, which require minimum annual or advance payments and are recoverable from future production, are generally deferred and charged to expense as the coal is subsequently produced. At December 31, 2002, advance mining royalties totaled approximately $7.8 million, of which approximately $1.7 million is included in prepaid expenses and other current assets. The Company periodically assesses the recoverability of such prepaid minimum royalties based on current operating plans, expiration dates of such prepaid royalties, and the economic environment in the coal industry, and records a charge to earnings when it is deemed more likely than not that such amounts will not be recovered.

(j)	Postretirement Benefits Other Than Pensions
      Postretirement benefits other than pensions are accounted for in accordance with SFAS No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions. SFAS No. 106 requires employers to accrue the cost of postretirement benefits during the employees’ service and over the average remaining life expectancy of inactive participants.

(k)	Black Lung Benefits
      Coal mining companies are obligated to pay coal workers’ pneumoconiosis (black lung) benefits to eligible recipients with respect to claims awarded on or after July 1, 1973. The liability and annual expense for these benefits are based on annual evaluations prepared by the Company’s independent actuaries.

(l)	Pension Plan
      The Company has a noncontributory pension plan covering substantially all employees. Costs of the plan are charged to current operations and are based on various actuarial assumptions.

(m)	Health Insurance Programs
      The Company is self-insured, up to specified limits, for costs of casualty claims and medical claims. The Company utilizes commercial insurance to cover what it considers significant or catastrophic casualty and medical claims. Accrued casualty losses are based on actuarial assumptions, adjusted for Company specific history and expectations.

COASTAL COAL COMPANY, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(n)	Revenue Recognition
      The Company currently derives the majority of its revenue from the sale of coal and leasing of land and related mineral reserves to coal mining companies. Revenue derived from the sale of coal is recognized at the time of shipment or delivery to the customer, and the customer takes ownership and assumes risk of loss based on shipping terms. Revenue derived from the mineral leases are recognized at the time coal is extracted from the leased premises.

(o)	Freight Costs
      Shipping and handling costs paid to third-party carriers are recorded as freight expense and included in cost of sales.

(p)	Income Taxes
      The Company is a limited liability company organized under the laws of the State of Delaware. Tax attributes of a limited liability company pass through to the individual investors. Accordingly, the accompanying consolidated balance sheet does not include income tax assets or liabilities.

(q)	Fair Value of Financial Instruments
      The carrying amounts reported in the consolidated balance sheet for cash and cash equivalents, bank overdraft, accounts receivable, and accounts payable approximate fair value because of the short maturity of these instruments. See note 10 regarding advances to related parties.

(r)	Use of Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions made by the Company include the allowance for doubtful accounts; recoverable mineral tonnage in the ground; pension and postretirement accruals; reclamation and mine closure obligations; black lung and workers’ compensation liabilities; and inventory obsolescence. Actual results could differ from those estimates.

(2)	Accounts Receivable
      Accounts receivable, net at December 31, 2002 consists of the following:

Trade accounts receivable, net of allowance for doubtful accounts of $7,772	$19,544,968
Land mineral lease royalties	485,457
Black lung excise tax refund receivable	10,017,692
Other	2,964,844

$33,012,961

      Land and mineral lease royalties receivable represent amounts currently due from third parties for coal mined from Company reserves. The black lung excise tax refund receivable represents claims, including interest, due from the Internal Revenue Service for a refund of excise taxes paid on export coal shipments made by the Company for the period 1994 through 2000.

COASTAL COAL COMPANY, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(3)	Inventories
      Inventories at December 31, 2002 consists of the following:

Coal	$8,284,715
Mining supplies	3,619,395

$11,904,110

(4) Property, Plant, and Equipment
      Property, plant, and equipment at December 31, 2002 consists of the following:

	Estimated
	Lives

Land and mineral rights		$14,463,803
Plant, equipment, and mine development	3-30 years	219,388,767
Construction in progress		7,037,769

		240,890,339
Less accumulated depreciation, depletion, and amortization		150,902,069

		$89,988,270

      In fiscal 2001, as a result of changes occurring in the energy industry, the Company assessed the carrying values of property, plant, and equipment and determined that the carrying amounts of certain of its assets were impaired. As a result, the Company reduced historical carrying values of certain of its property, plant and equipment to their estimated fair market values. The impairment charge recorded totaled approximately $127.6 million.

(5)	Employees’ Termination Benefits
      Between March and June of 2002, the Company approved a plan to terminate approximately 100 coal-mining and administrative employees located in Virginia and Kentucky. As compensation for their termination, the Company offered terminated employees a benefits package based upon the employees’ years of service and levels of income. Approximately $70,000 and $3.3 million of such benefits expense was incurred for the period from January 1, 2003 to January 31, 2003 and the year ended December 31, 2002, respectively. Approximately $528,000 was unpaid at December 31, 2002 and is included in other current liabilities.

COASTAL COAL COMPANY, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(6)	Other Current and Noncurrent Liabilities
      Other current and noncurrent liabilities at December 31, 2002 comprise the following:

	Current	Noncurrent	Total

Black lung and other workers compensation obligations	$3,100,000	31,300,182	34,400,182
Accrued reclamation costs	1,000,000	14,329,905	15,329,905
Pension benefits	2,682,134	5,974,419	8,656,553
Postretirement benefits	826,000	13,495,000	14,321,000
Long-term disability benefits	1,900,000	4,881,000	6,781,000
Deferred gain on sale of coal reserves	324,838	7,393,071	7,717,909
Accrued settlement loss on contract	16,062,717	—	16,062,717
Black lung excise tax refund liabilities	6,017,714	1,744,640	7,762,354
Accrued other taxes	4,114,670	—	4,114,670
Other	926,303	956,366	1,882,669

	$36,954,376	80,074,583	117,028,959

      In connection with services rendered in obtaining the black lung excise tax refund (see note 2), the Company has agreed to pay portions of the refund to certain third parties. This amount is included in current and noncurrent liabilities.
      Under the Federal Surface Mining Control and Reclamation Act of 1977 and similar state statutes, mine property is required to be restored in accordance with regulated standards. The establishment of the reclamation liability is based on permit requirements and requires various estimates and assumptions, principally associated with costs and timing of expenditures. The Company periodically reviews its entire environmental liability and makes necessary adjustments, including permit changes, revisions to costs and timing of expenditures to reflect current experience.
      As described in note 1, the Company adopted the provisions of SFAS No. 143 on January 1, 2003. The changes in the asset retirement obligation for the period from January 1, 2003 to January 31, 2003 are as follows:

Reclamation liability at December 31, 2002	$15,329,905
Cumulative effect of accounting change	(6,762,081)

Asset retirement obligation at January 1, 2003	8,567,824
Accretion from January 1, 2003 to January 31, 2003	85,241
Sites added from January 1, 2003 to January 31, 2003	928,861

Asset retirement obligation at January 31, 2003	$9,581,926

      The Company leases coal properties to independent third parties under terms requiring periodic minimum royalty payments. These payments are recorded by the Company as deferred royalty income when received and are recognized into income using the units of production method associated with specific reserves covered under the lease. At December 31, 2002, the Company has approximately $223,000 of deferred royalty income to be recognized in future periods, which is included in other current liabilities.
      On December 4, 2002, the Company sold the majority of the coal properties of three of its subsidiaries, Enterprise, Kingwood and VICC, to CSTL, LLC for $57 million. As part of this sale, the

COASTAL COAL COMPANY, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Company’s then parent company, El Paso, received the right to receive an overriding royalty on the coal produced from the assets sold. The majority of the coal properties were leased back to the Company. The total gain was approximately $11.2 million. The Company has deferred the gain on the sale of the coal properties amounting to approximately $7.7 million as of December 31, 2002, of which approximately $325,000 is included in other current liabilities.
      The Company had a long-term supply contract with American Electric Power (AEP) at a below market price. The terms of the contract were for 1.2 million tons annually until June 30, 2005. On December 9, 2002, the Company entered into a termination and release agreement, whereby AEP agreed to terminate its contract with the Company and release the Company from any further obligations under the supply agreement in exchange for a settlement payment of approximately $16.1 million. This amount was recorded as a loss during 2002 and is included in other current liabilities in the consolidated balance sheet as of December 31, 2002.

(7)	Virginia Coalfield Employment Enhancement Tax Credit
      For tax years 1996 though 2007, Virginia companies with an economic interest in coal, earn tax credits based upon tons sold, seam thickness, and employment levels. The maximum credit earned equals $0.40 per ton for surface mined coal and $1.00 or $2.00 per ton for deep mined coal depending on seam thickness. Credits allowable are deducted from the maximum amounts if employment levels are not maintained from the previous year, and no credit is allowed for coal sold to Virginia utilities. Currently, the cash benefit of the credit is realized between three and four years after being earned and either offsets taxes imposed by Virginia at 100% or is refundable by the state at 85% of the face value to the extent taxes are not owed. The credits are available or refundable to El Paso. The Company records the present value of the credit as a reduction of current year operating costs and as an adjustment to due from related parties as it is earned. The reduction to operating costs for the period from January 1, 2003 to January 31, 2003, and for the year ended December 31, 2002 was approximately $116,000 and $1.3 million, respectively.

(8)	Workers’ Compensation and Pneumoconiosis Benefit Obligations
      Coal mining companies are subject to the Federal Coal Mine Health and Safety Act of 1969 (the Act), as amended, and various states’ statutes for the payment of medical and disability benefits to eligible recipients related to coal worker’s pneumoconiosis (black lung). The Company provides for these claims principally through a self-insurance program. The liability for such claims is determined based upon an annual evaluation prepared by the Company’s independent actuaries.
      On December 20, 2000, the United States Department of Labor published revised administrative rules with respect to the Act. The revised regulations are expected to increase the cost of benefits paid under the Act by generating an increase to the approval rate of claims filed under the Act as well as an increase to the average cost per claim filed under the Act. The Company’s black lung reserves incorporate an estimate of the increase in the frequency and severity of black lung claims due to the Department of Labor’s revised administrative rules. However, due to lack of historical data with regards to the effect of the revised administrative rules, it is possible that actual results may materially differ from the estimate provided above.

(9)	Pension, Postretirement, and Postemployment Benefits
      The Company has a defined benefit pension plan covering substantially all employees which provides for retirement benefits based upon an employee’s credited service at termination and, for salaried employees, compensation history. Funding for the plan is based upon a review of the specific requirements and an evaluation of the assets and liabilities of the plan.

COASTAL COAL COMPANY, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      In addition to the Company’s defined benefit pension plan, the Company also sponsors a defined benefit health care plan. The plan provides certain medical, dental and life insurance benefits to eligible retired employees. Employees of the Company generally become eligible for retiree health care benefits by retiring from the Company after reaching ages 50 or 55, depending upon the nature of their service to the Company, and attaining ten years of service. Generally, the medical and dental plans pay a stated percentage of most medical expenses reduced for any deductibles and payments made by government programs and other group coverage. The postretirement medical, dental and life insurance plans are unfunded. The measurement date used to determine pension and postretirement benefit measures is September 30.
      The net periodic benefit cost for the period from January 1, 2003 to January 31, 2003 is as follows:

	Period from January 1,
	2003 to January 31, 2003

	Pension	Postretirement
	Benefits	Benefits

Net periodic benefit cost	$70,572	175,000

      The components of the change in benefit obligations and net periodic benefit cost for the year ended December 31, 2002 are as follows:

	December 31, 2002

	Pension	Postretirement
	Benefits	Benefits

Change in benefit obligation:
Pension/ Postretirement benefit obligation at beginning of year	$53,555,551	14,534,000
Service cost	3,028,948	—
Interest cost	3,922,028	1,371,000
Benefits paid	(2,682,134)	(1,584,000)
Actuarial loss	10,633,556	—

Benefit obligation — end of year	$68,457,949	14,321,000

Change in plan assets:
Fair value of plan assets at beginning of year	$60,153,390	—
Return on assets — actual	(6,350,688)	—
Benefits paid	(2,682,134)	—

Fair value of plan assets at end of year	$51,120,568	—

COASTAL COAL COMPANY, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31, 2002

	Pension	Postretirement
	Benefits	Benefits

Actuarial present value of accumulated benefit obligation	$(68,457,949)	(14,321,000)
Plan assets at fair value	51,120,568	—

Unfunded benefit obligation	(17,337,381)	(14,321,000)
Unrecognized net actuarial (gain) loss	25,965,092	—
Unrecognized prior service cost	1,093,252	—
Contributions	—	—

Net amount recognized at year end	$9,720,963	(14,321,000)

Amounts included in balance sheet:
Accrued benefit cost	$(8,656,553)	(14,321,000)
Intangible asset	1,093,252	—
Change in additional minimum liability obligation	17,284,264	—

Net amount recognized at year end	$9,720,963	(14,321,000)

	Year Ended
	December 31, 2002

	Pension	Postretirement
	Benefits	Benefits

Components of net periodic benefit cost:
Service cost	$3,028,948	—
Interest cost on Projected Benefit Obligation (PBO)	3,922,028	1,371,000
Return on assets — expected	(5,956,703)	—
Other amortization, net	75,613	—

Net periodic benefit cost	$1,069,886	1,371,000

Weighted average actuarial assumptions at December 31, 2002:
Discount rate	6.75%	6.75%
Expected long-term rate of return on plan assets	8.80%	—
Rate of compensation increase	4.00%	—
      The weighted average annual rate of increase in the per capita cost of covered benefits (i.e., health care trend rate) for medical benefits is 9.0% in 2002, decreasing to 6.0% in 2008 and thereafter.
      The Company also provides long-term disability benefits for substantially all employees. The Company provides for these claims principally through a self-insurance program. The liability for such claims is determined based upon an annual evaluation by the Company’s independent actuaries. As of December 31, 2002, an accrued benefit liability of $6,781,000 is recorded for these postemployment benefits.

COASTAL COAL COMPANY, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The measurement date used to determine postemployment benefit measures is January 1. Assumptions used by the Company’s independent actuaries in determining the long-term disability liability for 2002 included the following:

Discount rate	7.25%
Mortality — healthy	1983 Group Annuity Mortality Table
Mortality — disabled	1987 Commissioner’s Group Long-Term Disability Valuation Table
Annual Health Care Cost Trend Rate	9.0% for 2002 declining to 6.0% by 2008
      El Paso has a defined contribution employee benefit plan (the Plan) covering substantially all employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. A participant may elect to make basic contributions from 2% to 15% of his or her eligible compensation on a before-tax or after-tax basis. El Paso made matching contributions on behalf of the Company in cash equal to 75% of a participant’s basic contribution up to a maximum level of 6% of eligible compensation. Those contributions were approximately $100,000 for the period from January 1, 2003 to January 31, 2003 and $1.3 million for the year ended December 31, 2002.

(10)	Related Party Transactions
      Affiliates of El Paso perform certain administrative services for the Company and allocate charges based on the services performed. Such administrative services include, but are not limited to, finance, treasury, cash management, payroll processing, employee benefit administration and certain accounting functions. El Paso would also advance cash to the Company, on an as needed basis, to fund the Company’s payroll, accounts payable and other cash needs, and would borrow any excess cash generated by the Company. As of December 31, 2002, El Paso and its affiliates owe the Company approximately $28.8 million related to these matters, the amount being reflected as a component of member’s equity.

(11)	Commitments and Contingencies
      The Company mines coal on properties leased from independent third parties. Under the terms of the leases, the Company pays production royalties based on a percentage of the net sales price of coal produced or based on the actual tonnage mined from the leased premises. The Company’s mineral leases require the Company to pay minimum royalties. Some of such leases have fixed terms and others are effective until exhaustion of the mineral reserves. Future minimum royalty payments under mineral lease agreements at December 31, 2002 were as follows:

Year Ending	Royalty
December 31,	Commitments

2003	$4,373,138
2004	4,170,948
2005	3,661,676
2006	3,488,176
2007	3,488,176
Thereafter	17,064,480

Total	$36,246,594

      The Company is the subject of, or a party to, various suits and pending or threatened litigation involving governmental agencies and private interests. Also, the Company’s operations are affected by federal, state, and local laws and regulations regarding environmental matters and other aspects of its

COASTAL COAL COMPANY, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
business. The outcome or timing of current legal or environmental matters or the impact, if any, of pending legislation or regulatory developments on future operations is not currently estimable.
      In the normal course of operations, the Company enters into long-term supply contracts for the sale of various qualities of coal to customers in the energy industry. Under the terms of these contracts, the Company is obligated to supply coal to customers at prices ranging from approximately $24 to $38 per ton/, with such prices subject to adjustment in future periods based upon factors such as the quality of the coal. All supply contracts entered into as of December 31, 2002 will expire through September 10, 2010.

(12)	Risks and Uncertainties
      The Company is engaged in the production of high-quality low sulfur steam coal for the electric generating industry as well as industrial customers. Coal produced from the Company’s reserves located in Virginia, West Virginia and Kentucky is primarily sold to energy companies in the eastern and southeastern United States under long-term supply agreements. Additional production from Company reserves not covered under supply contracts is sold on the open market. The Company is subject to risks and uncertainties related to the creditworthiness of customers in the energy industry as well as price, supply, demand, and other volatility associated with coal commodity markets. Commodities markets and economic conditions have been volatile in the past and can be expected to be volatile in the future.
      Three of the Company’s largest customers, Mirant Americas Energy Marketing, LP, South Carolina Electric & Gas and American Electric Power, account for approximately 17%, 11% and 11%, respectively, of the Company’s trade accounts receivable at December 31, 2002. The Company has approximately $3.4 million, $2.1 million and $2.1 million due from Mirant Americas Energy Marketing, LP, South Carolina Electric & Gas and American Electric Power, respectively, at December 31, 2002.
      Three of the Company’s largest customers, Mirant Americas Energy Marketing, LP, Georgia Power Company, and Ontario Power Generation account for approximately 20%, 13% and 10%, respectively, which represents approximately $4.4 million, $2.9 million and $2.1 million, respectively, of the Company’s net sales for the period from January 1, 2003 to January 31, 2003.
      Three of the Company’s largest customers, Georgia Power Company, Ontario Power Generation, and American Electric Power, account for approximately 16%, 10% and 10%, respectively, which represents approximately $42.3 million, $27.0 million and $27.2 million, respectively, of the Company’s net sales for the year ended December 31, 2002.

(13)	Subsequent Sale of the Company
      On January 31, 2003, El Paso Corporation sold its membership interest in the Company, subject to certain retained assets and liabilities, to AMFIRE, LLC, a subsidiary of Alpha Natural Resources, LLC. The retained assets and liabilities included cash, black lung excise tax receivables, pension and post-employment obligations, black lung obligations, and workers’ compensation obligations.

INDEPENDENT AUDITORS’ REPORT
Alpha Natural Resources, LLC
and Members, Stockholders, and Partners of
Pennsylvania Entities of Mears Enterprises, Inc.:
      We have audited the accompanying combined balance sheets of The Combined Pennsylvania Entities of Mears Enterprises, Inc. (the Company) as of December 31, 2002 and 2001 and the related combined statements of income, stockholders’ equity and partners’ capital, and cash flows for the period January 1, 2003 to November 17, 2003 and years ended December 31, 2002 and 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001 and the results of their operations and cash flows for the period January 1, 2003 to November 17, 2003 and years ended December 31, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America.
      As discussed in note 2 to the combined financial statements, the Company adopted the provisions of FASB Statement No. 143, Accounting for Asset Retirement Obligations, effective January 1, 2003.
/s/ KPMG LLP
Pittsburgh, Pennsylvania
March 17, 2004

THE COMBINED PENNSYLVANIA ENTITIES OF
MEARS ENTERPRISES, INC.
COMBINED BALANCE SHEETS
December 31, 2002 and 2001

	2002	2001

ASSETS
Current assets:
Cash and cash equivalents	$16,890,439	12,454,191
Trade accounts receivable	5,555,181	5,369,221
Coal inventory	426,323	687,582
Prepaid expenses	39,813	41,248
Licenses	17,577	16,750

Total current assets	22,929,333	18,568,992
Property, plant, and equipment, net	5,543,343	4,875,673

Total assets	$28,472,676	23,444,665

LIABILITIES AND STOCKHOLDERS’ EQUITY AND PARTNERS’ CAPITAL
Current liabilities:
Trade accounts payable	$1,646,494	2,597,430
Accrued expenses	792,908	754,474
Due to related parties	202,049	—
Capital lease obligations — current portion	374,718	234,497
Other current liabilities	180,017	—

Total current liabilities	3,196,186	3,586,401
Long-term liabilities:
Capital lease obligations — long-term	60,712	165,137
Asset retirement obligations	1,018,490	1,068,796
Due to related parties	—	273,735
Other long-term liabilities	—	28,927

Total liabilities	4,275,388	5,122,996

Stockholders’ equity and partners’ capital:
Common stock, no par or stated value; issued and outstanding 870 shares	38,259	38,259
Retained earnings	3,966,562	3,584,170
Partners’ capital	20,192,467	14,699,240

Total stockholders’ equity and partners’ capital	24,197,288	18,321,669

Total liabilities and stockholders’ equity and partners’ capital	$28,472,676	23,444,665

See accompanying notes to combined financial statements.

THE COMBINED PENNSYLVANIA ENTITIES OF
MEARS ENTERPRISES, INC.
COMBINED STATEMENTS OF INCOME
Period from January 1, 2003 to November 17, 2003 and
years ended December 31, 2002 and 2001

	Period from
	January 1, 2003	Year Ended December 31
	to
	November 17, 2003	2002	2001

Revenues:
Coal sales	$45,829,444	$44,459,196	$42,085,943
Costs and expenses:
Cost of sales and other operating expenses (exclusive of items shown separately below)	25,480,439	22,322,677	23,425,162
Depreciation, depletion, and amortization	872,213	737,778	549,307
Selling and administrative expenses (exclusive of depreciation and amortization shown separately above)	3,831,639	4,175,759	2,753,574

Total expenses	30,184,291	27,236,214	26,728,043

Operating profit	15,645,153	17,222,982	15,357,900

Other income (expense):
Interest income	194,474	214,053	171,817
Interest expense	(21,705)	(36,110)	(27,375)
Rental income	598	—	19,216
Other income	446,050	82,071	1,018,035

Total other income	619,417	260,014	1,181,693

Income before cumulative effect of accounting change	16,264,570	17,482,996	16,539,593
Cumulative effect of accounting change (note 2)	(310,855)	—	—

Net income	$15,953,715	$17,482,996	$16,539,593

See accompanying notes to combined financial statements.

THE COMBINED PENNSYLVANIA ENTITIES OF
MEARS ENTERPRISES, INC.
COMBINED STATEMENTS OF STOCKHOLDERS’ EQUITY AND PARTNERS’ CAPITAL
Period from January 1, 2003 to November 17, 2003 and
years ended December 31, 2002 and 2001

		Stockholders’ capital accounts
					Total
				Total	stockholders’
	Partners’	Common	Retained	stockholders’	equity and
	capital	stock	earnings	equity	partners’ capital

Balances, January 1, 2001	$8,097,360	38,259	2,225,410	2,263,669	10,361,029
Net income	13,166,130	—	3,373,463	3,373,463	16,539,593
Distributions	(6,564,250)	—	(2,014,703)	(2,014,703)	(8,578,953)

Balances, December 31, 2001	14,699,240	38,259	3,584,170	3,622,429	18,321,669
Net income	16,527,383	—	955,613	955,613	17,482,996
Distributions	(11,034,156)	—	(573,221)	(573,221)	(11,607,377)

Balances, December 31, 2002	20,192,467	38,259	3,966,562	4,004,821	24,197,288
Net income (loss) — January 1, 2003 — November 17, 2003	17,327,699	—	(1,373,984)	(1,373,984)	15,953,715
Distributions	(15,884,156)	—	(979,631)	(979,631)	(16,863,787)

Balances, November 17, 2003	$21,636,010	38,259	1,612,947	1,651,206	23,287,216

See accompanying notes to combined financial statements.

THE COMBINED PENNSYLVANIA ENTITIES OF
MEARS ENTERPRISES, INC.
COMBINED STATEMENTS OF CASH FLOWS
Period from January 1, 2003 to November 17, 2003 and
years ended December 31, 2002 and 2001

	Period from	Year Ended December 31
	January 1, 2003 to
	November 17, 2003	2002	2001

Cash flows from operating activities:
Net income	$15,953,715	17,482,996	16,539,593
Adjustments to reconcile net income to net cash flows from operating activities:
Cumulative effect of accounting change	310,855	—	—
Depreciation	872,213	737,778	549,307
Accretion of asset retirement obligation	157,089	—	—
Loss on asset disposals	990	40,381	53,968
Changes in certain assets and liabilities:
Trade accounts receivable	(640,329)	(185,960)	(1,665,075)
Inventories	(120,171)	261,259	(687,582)
Prepaid expenses	(63,094)	1,435	(23,012)
Other assets	—	(827)	59,379
Accounts payable	681,244	(950,936)	(616,539)
Accrued expenses	638,396	38,434	(93,095)
Other liabilities	(180,017)	(50,306)	1,068,796

Net cash flows from operating activities	17,610,891	17,374,254	15,185,740
Cash flows from investing activities:
Purchases of property, plant, and equipment	(293,519)	(1,168,455)	(833,595)
Proceeds from sale of property, plant, and equipment	—	25,000	—

Net cash flows used in investing activities	(293,519)	(1,143,455)	(833,595)

Cash flows from financing activities:
Payments on leases	(374,718)	(266,578)	(122,452)
Proceeds from (payments on) due to related parties	(10,000)	79,404	46,160
Distributions to stockholders	(16,863,787)	(11,607,377)	(8,578,953)

Net cash flows used in financing activities	(17,248,505)	(11,794,551)	(8,655,245)

Net change in cash and cash equivalents	68,867	4,436,248	5,696,900
Cash and cash equivalents — beginning of year	16,890,439	12,454,191	6,757,291

Cash and cash equivalents — end of year	$16,959,306	16,890,439	12,454,191

Supplemental cash flow disclosures:
Cash paid for interest	$21,705	36,110	27,375
Noncash investing and financing activities:
Reclamation liability for coal reserves	(2,474,301)	—	—
Acquisition of equipment through capital lease	—	302,374	522,086
See accompanying notes to combined financial statements.

THE COMBINED PENNSYLVANIA ENTITIES OF
MEARS ENTERPRISES, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2002 and 2001

(1)	Basis of Presentation and Organization
      The accompanying combined financial statements include certain subsidiaries of Mears Enterprises, Inc. which operate six mining complexes and a preparation plant all located in Pennsylvania (The Combined Pennsylvania Entities of Mears Enterprises, Inc., or the Company). The Company is a producer and broker of bituminous coal, with distribution and sales occurring primarily in the northeastern part of the United States. Principal customers of the Company are domestic public utilities, industrial companies, and related parties.
      Companies comprising The Combined Pennsylvania Entities of Mears Enterprises, Inc., represented by function, are the following:
           Coal sales and brokering:

Mears, Inc. (S-Corporation) DLR Coal Company (General Partnership) S&M Mining (General Partnership)
           Mine acquisition and development:

Mears, Inc. (S-Corporation) DLR Mining, Inc. (C-Corporation) S&M Mining, Inc. (S-Corporation)
      Functions performed within this group range from the very initial stages of surveying land for mining potential, performing surface mining and deep mining of all grades and qualities of coal, transferring coal from the mine to storage facilities, and the selling and brokering coal to both third and related parties.

(2)	Summary of Significant Accounting Policies and Practices

(a) Basis of Presentation
      The combined financial statements include the accounts of The Combined Pennsylvania Entities of Mears Enterprises, Inc. All significant intercompany transactions and balances have been eliminated.

(b) Cash and Cash Equivalents
      The Company defines cash and cash equivalents as highly liquid, short-term investments with a maturity at the date of acquisition of three months or less.

(c) Trade Accounts Receivable and Allowance for Doubtful Accounts
      Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company establishes provisions for losses on accounts receivable when it is probable that all or part of the outstanding balance will not be collected. The Company regularly reviews collectibility and establishes or adjusts the allowance as necessary using the specific identification method. The allowance for doubtful accounts was $0 and $4,375 at December 31, 2002 and 2001, respectively. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

THE COMBINED PENNSYLVANIA ENTITIES OF
MEARS ENTERPRISES, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(d) Coal Inventory
      Coal inventory is stated at the lower of cost, with cost determined using average monthly production costs, or market value. Purchased coal is stated at purchase price. Coal inventory at December 31, 2002 and 2001 was comprised of raw and purchased coal.

(e) Shipping and Handling Costs
      Shipping and handling costs charged to customers have been included in coal sales. Shipping and handling costs incurred by the company have been included in cost of sales and other operating expenses.

(f) Property, Plant, and Equipment
      Costs incurred as part of the acquisition of mineral interests and mine development costs incurred to expand capacity of operating mines or to develop new mines are capitalized and charged to operations on the units-of-production method. Mine development costs include costs incurred for site preparation and development at the mines during the development stage. Mobile mining equipment and other fixed assets are stated at cost and depreciated on a straight-line basis over the estimated useful lives ranging from 5 to 30 years or on a units-of-production basis. Leasehold improvements are amortized, using the straight-line method, over their estimated useful lives or the term of the lease, whichever is shorter. Major repairs and betterments that significantly extend original useful lives or improve productivity are capitalized and depreciated over the period benefited. Maintenance and repairs are expensed as incurred.

(g) Asset Retirement Obligations
      Minimum standards for mine reclamation have been established by various regulatory agencies and dictate the reclamation requirements at the Company’s operations.
      In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company also records a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.
      The Company has future obligations to reclaim properties disturbed in conjunction with coal operations under federal and state laws. Some reclamation of disturbed acreage is performed as a normal part of the mining process with the remainder done at the end of the life of the mine. The Company adopted SFAS No. 143, Accounting for Asset Retirement Obligations, on January 1, 2003. Upon adoption, property, plant, and equipment (net) were increased by $2,163,446; asset retirement obligations were increased by $2,474,301; and the cumulative effect of the accounting change was $(310,855).
      Prior to January 1, 2003, the estimated cost for mine reclamation was provided for using the units of production method over the economic life of the mine. Estimated reclamation costs were subject to review by management on a regular basis and revised when appropriate for changes in future estimated costs and/or regulatory requirements.

THE COMBINED PENNSYLVANIA ENTITIES OF
MEARS ENTERPRISES, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(h) Advance Mining Royalties
      Rights to leased coal lands are often acquired in exchange for royalty payments. Advance mining royalties are advance payments made to lessors under terms of mineral lease agreements that are recoupable against future production. These advance payments are deferred and charged to operations as the coal reserves are mined. In instances where advance payments are not expected to be offset against future production royalties, no asset is recognized and the scheduled future minimum payments are recognized as liabilities.

(i) Revenue Recognition
      Revenue is recognized on coal sales at the time of shipment or delivery to the customer, and the customer takes ownership and assumes risk of loss based on shipping terms.

(j) Impairment of Long-Lived Assets
      In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets, long-lived assets, such as property, plant, equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell and would no longer be depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

(k) Income Taxes
      All companies included in The Combined Pennsylvania Entities of Mears Enterprises, Inc. are either S corporations or general partnerships except for DLR Mining, Inc. Under each of these structures, for income tax purposes the net income or loss of the S corporation and general partnership is allocated directly to the respective shareholders and or partners and is included in their individual tax returns. Therefore, no provision for income tax has been included in the combined financial statements for these entities. DLR Mining, Inc. has a net deferred tax asset for which a valuation allowance has been provided. The significant components of the net deferred tax asset are net operating loss carryforwards and certain liabilities which have not yet been deducted for tax purposes.

(l) Risks and Uncertainties
      The Company is engaged in the production of steam and metallurgical coal for the electric generating industry as well as industrial customers. Coal produced from the Company’s reserves located in Pennsylvania is sold to energy companies throughout the northeastern part of the United States primarily under long-term supply agreements. Additional production from Company reserves not covered under supply contracts is sold on the open market. The Company is subject to risks and uncertainties related to the creditworthiness of customers in the energy industry as well as price, supply, demand, and other volatility associated with coal commodity markets. Commodities markets and economic conditions have been volatile in the past and can be expected to be volatile in the future.

THE COMBINED PENNSYLVANIA ENTITIES OF
MEARS ENTERPRISES, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      The Company had three customers that accounted for approximately 46%, 18%, and 15% of the Company’s net sales and two customers that accounted for approximately 61% and 17% of the Company’s trade accounts receivable as of and for the year ended December 31, 2002. The Company had one customer that accounted for approximately 35% of the Company’s net sales and 35% of the Company’s trade accounts receivable as of and for the year ended December 31, 2001.
     (m) Workers’ Compensation and Pneumoconiosis (Black Lung) Benefits
      The Company is insured for workers’ compensation claims.
      The Company is required by federal and state statutes to provide benefits to employees for awards related to black lung. The Company is fully insured for this obligation.

(n)	Use of Estimates
      The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant items requiring the use of management estimates are allowances for doubtful accounts; mineral reserves; reclamation and mine closure obligations; employee benefit liabilities; future cash flows associated with assets; and useful lives for depreciation, depletion, and amortization. Due to the prospective nature of these estimates, actual results could differ from those estimates.

(3)	Prepaid Expenses
      Prepaid expenses consisted of the following:

	December 31

	2002	2001

Prepaid capital stock tax	$10,955	$5,288
Prepaid royalties	17,863	24,965
Prepaid other	10,995	10,995

Total prepaid expenses	$39,813	$41,248

(4)	Property, Plant, and Equipment
      Property, plant, and equipment consisted of the following:

	December 31

	2002	2001

Land	$655,015	$655,015
Mineral interests and mine development costs	1,723,664	1,723,664
Buildings and improvements	148,011	94,196
Machinery and equipment	5,747,978	4,406,777

	8,274,668	6,879,652
Less accumulated depreciation, depletion, and amortization	(2,731,325)	(2,003,979)

Total property, plant, and equipment	$5,543,343	$4,875,673

THE COMBINED PENNSYLVANIA ENTITIES OF
MEARS ENTERPRISES, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(5)	Accrued Expenses
      Accrued expenses consisted of the following:

	December 31

	2002	2001

Wages	$492,407	$378,013
Workers compensation	86,803	95,019
Retirement — 401(k) Plan	68,632	128,141
Office of Surface Mining and excise tax	118,395	121,101
Other liabilities	26,671	32,200

	$792,908	$754,474

(6)	Capital Lease Obligations
      The Company leases certain equipment under capital lease agreements. These agreements have varying monthly payment amounts and expire on various dates during 2003. Amortization expense on the capitalized cost of leased property for the period from January 1, 2003 through November 17, 2003 was $21,705.
      The capitalized cost of the leased property and accumulated depreciation at December 31, 2002 was $691,411 and $91,717. Amortization expense on the capitalized cost of leased property for the year ended December 31, 2002 was $19,894.
      The capitalized cost of the leased property and accumulated depreciation at December 31, 2001 was $534,036 and $31,383. Amortization expense on the capitalized cost of leased property for the year ended December 31, 2001 was $10,071.
      The following is a schedule of future minimum lease payments under capital lease together with the present value of the net minimum lease payments as of December 31, 2002 and 2001:

	2002	2001

Future minimum lease payments due in:
2002	$—	253,308
2003	400,946	170,337
2004	63,982	—

Total future minimum lease payments	464,928	423,645
Less amount representing interest	(29,498)	(24,011)

Present value of future minimum lease payments	435,430	399,634
Less current portion	(374,718)	(234,497)

Long-term capital lease obligation	$60,712	165,137

(7)	Reclamation Liabilities
      Under the Federal Surface Mining Control and Reclamation Act of 1977 and similar state statutes, mine property is required to be restored in accordance with regulated standards. The establishment of the asset retirement obligation accrual for mine reclamation and mine closure costs is based on permit requirements and requires various estimates and assumptions, principally associated with costs, productivi-

THE COMBINED PENNSYLVANIA ENTITIES OF
MEARS ENTERPRISES, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
ties, and timing of expenditures. The Company periodically reviews its entire environmental liability and makes necessary adjustments, including permit changes, revisions to costs and productivities to reflect current experience, and accretion related to the liability. At November 17, 2003, the asset retirement obligation was estimated to be $3,649,880. The activity in the asset retirement obligation consisted of the following during the period from January 1, 2003 through November 17, 2003:

Asset retirement obligation — January 1, 2003	$3,492,791
Obligations settled in current period	—
Accretion expense — January 1, 2003 — November 17, 2003	157,089

Asset retirement obligation — November 17, 2003	$3,649,880

(8)	Workers’ Compensation Benefits
      The Company is insured for workers’ compensation claims. The liability for workers’ compensation claims is a management estimate of the ultimate losses to be incurred on such claims based on the Company’s experience and includes a provision for incurred but not reported losses. Adjustments to the probable ultimate liability are made annually based on subsequent developments and experience and are included in operations as they are determined. These obligations are currently insured by Rockwood Casualty Insurance, an unrelated entity.
      The liability for workers’ compensation benefits at December 31, 2002 and 2001 was $86,803 and $95,019, respectively, which is included in accrued expenses. Workers’ compensation expenses for the period from January 1, 2003 to November 17, 2003 and for the years ended December 31, 2002 and 2001 were $1,550,447, $886,326, and $735,513, respectively.

(9)	Retirement Plan
      Mears Enterprises, Inc. & Affiliates maintains a 401(k) for substantially all full-time employees. Company contributions to the 401(k) plan, which are made at the discretion of management, for the period from January 1, 2003 to November 17, 2003 and for the years ended December 31, 2002 and 2001 were $166,253, $235,310, and $368,097, respectively.

(10)	Leased Mineral Interests
      In addition to mining coal on Company owned land, the Company also mines coal on properties leased from independent third parties. Under the terms of the leases, the Company pays minimum royalty payments. The Company also pays production royalties based on a percentage of the net sales price of coal produced or based on the actual tonnage mined from the leased premises. These royalty payments range from $0.07 per ton mined to 10% of sales.

THE COMBINED PENNSYLVANIA ENTITIES OF
MEARS ENTERPRISES, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      As of December 31, 2002, aggregate future minimum royalty payments under these leases were as follows:

Amount

2003	$17,581
2004	68,581
2005	68,581
2006	68,581
2007	68,581
Thereafter	137,162

Total estimated future payments	$429,067

(11)	Other Income
      Other income consisted of the following:

	Period from
	January 1 to	Year Ended	Year Ended
	November 17,	December 31,	December 31,
	2003	2002	2001

Subcontractor income	$447,040	122,452	611,133
Sales commission	—	—	460,870
Loss on disposal of property, plant, and equipment	(990)	(40,381)	(53,968)

	$446,050	82,071	1,018,035

(12)	Sale of the Company
      On November 17, 2003, the assets of The Combined Pennsylvania Entities of Mears Enterprises, Inc. were sold to AMFIRE Mining Company, LLC, a wholly owned subsidiary of Alpha Natural Resources, LLC.

THE COMBINED ENTITIES OF THE
NICEWONDER COAL GROUP
Condensed Combined Balance Sheets

	September 30,	December 31,
	2005	2004

	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$22,997,865	12,707,479
Trade accounts receivable	13,570,225	9,555,345
Notes and other receivables	422,879	3,472,105
Inventories	8,161,752	6,914,783
Due from affiliate	76,502	87,674
Prepaid expenses and other current assets	2,668,872	1,791,141

Total current assets	47,898,095	34,528,527
Property, plant, and equipment, net	80,127,635	68,116,844
Other assets	2,770,742	2,911,155

Total assets	$130,796,472	105,556,526

LIABILITIES AND STOCKHOLDERS’ EQUITY AND MEMBERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$14,282,214	11,467,093
Note payable — stockholder	1,690,605	2,093,630
Note payable — affiliate	—	400,000
Trade accounts payable	8,099,388	5,480,123
Accrued expenses and other current liabilities	7,657,188	7,105,947
Due to affiliate	—	26,157

Total current liabilities	31,729,395	26,572,950
Long-term debt, net of current portion	27,896,947	20,767,857
Asset retirement obligation	8,721,200	8,922,800

Total liabilities	68,347,542	56,263,607

Stockholders’ equity and members’ equity:
Stockholders’ equity:
Common stock, $10 par value. Authorized, issued and outstanding 25,300 shares	253,000	253,000
Additional paid-in capital	12,248,436	12,248,436
Retained earnings (accumulated deficit)	33,100,645	(6,376,611)
Accumulated other comprehensive income	43,024	57,641
Notes payable — stockholders’ distributions	14,977,000	41,313,293

Total stockholders’ equity	60,622,105	47,495,759
Members’ equity	1,826,825	1,797,160

Total stockholders’ equity and members’ equity	62,448,930	49,292,919

Total liabilities and stockholders’ equity and members’ equity	$130,796,472	105,556,526

See accompanying notes to condensed combined financial statements.

THE COMBINED ENTITIES OF THE
NICEWONDER COAL GROUP
Condensed Combined Statements of Income

	Nine Months Ended
	September 30,

	2005	2004

	(Unaudited)
Revenues:
Coal revenues	$141,371,248	101,663,228
Other revenues	15,483,721	4,533,220

Total revenues	156,854,969	106,196,448

Costs and expenses:
Cost of coal revenues (exclusive of items shown separately below)	88,008,415	72,396,661
Cost of other revenues	13,764,787	3,203,735
Depreciation, depletion and amortization	10,339,708	8,507,516
Selling, general and administrative expenses (exclusive of depreciation and amortization shown separately above)	2,668,187	2,403,321

Total costs and expenses	114,781,097	86,511,233

Loss on sale of fixed assets, net	(559,852)	(4,974)

Income from operations	41,514,020	19,680,241

Other income (expense):
Interest expense	(1,592,650)	(964,135)
Interest income	301,984	66,386
Equity in loss of affiliate	(85,731)	(114,897)
Miscellaneous income, net	177,298	72,776

Total other expense, net	(1,199,099)	(939,870)

Net income	$40,314,921	18,740,371

See accompanying notes to condensed combined financial statements.

THE COMBINED ENTITIES OF THE
NICEWONDER COAL GROUP
Condensed Combined Statements of Stockholders’ Equity and Members’ Equity and
Comprehensive Income
Nine months ended September 30, 2005 and year ended December 31, 2004
(Unaudited)

	Stockholders’ Equity
								Total
			Retained	Accumulated	Notes			Stockholders’
		Additional	Earnings	Other	Payable–	Total		Equity and
	Common	Paid-In	(Accumulated	Comprehensive	Stockholders’	Stockholders’	Members’	Members’
	Stock	Capital	Deficit)	Income	Distributions	Equity	Equity	Equity

Balances, December 31, 2003	$253,000	12,248,436	(15,187,848)	36,434	32,685,477	30,035,499	1,743,774	31,779,273
Net income	—	—	23,611,237	—	—	23,611,237	1,266,354	24,877,591
Change in unrealized gains on securities available for sale	—	—	—	21,207	—	21,207	—	21,207

Comprehensive income								24,898,798

Note repayments	—	—	—	—	(6,172,184)	(6,172,184)	—	(6,172,184)
Distributions	—	—	(14,800,000)	—	14,800,000	—	(1,212,968)	(1,212,968)

Balances, December 31, 2004	253,000	12,248,436	(6,376,611)	57,641	41,313,293	47,495,759	1,797,160	49,292,919
Net income	—	—	39,477,256	—	—	39,477,256	837,665	40,314,921
Change in unrealized gains on securities available for sale	—	—	—	(14,617)	—	(14,617)	—	(14,617)

Comprehensive income								40,300,304

Note repayments	—	—	—	—	(26,336,293)	(26,336,293)	—	(26,336,293)
Distributions	—	—	—	—	—	—	(808,000)	(808,000)

Balances, September 30, 2005	$253,000	12,248,436	33,100,645	43,024	14,977,000	60,622,105	1,826,825	62,448,930

See accompanying notes to condensed combined financial statements.

THE COMBINED ENTITIES OF THE
NICEWONDER COAL GROUP
Condensed Combined Statements of Cash Flows

	Nine Months Ended
	September 30,

	2005	2004

	(Unaudited)
Operating activities:
Net income	$40,314,921	18,740,371
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	10,339,708	8,507,516
Equity in loss of affiliate	85,731	114,897
Accretion of asset retirement obligation	386,400	307,200
Loss on sale of fixed assets, net	559,852	4,974
Changes in operating assets and liabilities:
Trade accounts receivable	(4,014,880)	(2,094,215)
Notes and other receivables	3,049,226	3,655,520
Inventories	(1,246,969)	(2,344,226)
Due from affiliate	11,172	14,146
Prepaid expenses and other current assets	(641,565)	(646,243)
Other assets	119,682	(34,432)
Trade accounts payable	2,619,265	1,113,765
Accrued expenses and other current liabilities	(287,542)	649,159
Due to affiliate	(26,157)	83,487

Net cash provided by operating activities	51,268,844	28,071,919

Investing activities:
Capital expenditures, including interest capitalized	(3,101,058)	(845,151)
Proceeds from disposition of property, plant, and equipment	530,000	23,200
Investment in affiliate	(65,000)	(100,000)

Net cash used in investing activities	(2,636,058)	(921,951)

Financing activities:
Repayments on long-term debt	(10,395,082)	—
Repayment on note payable — affiliate	(400,000)	(8,809,402)
Repayments on notes payable — stockholder	(403,025)	(3,517,543)
Repayments on notes payable — stockholders’ distributions	(26,336,293)	(5,172,184)
Distributions to owners	(808,000)	(952,827)

Net cash used in financing activities	(38,342,400)	(18,451,956)

Net increase in cash and cash equivalents	10,290,386	8,698,012
Cash and cash equivalents at beginning of period	12,707,479	1,786,881

Cash and cash equivalents at end of period	$22,997,865	10,484,893

See accompanying notes to condensed combined financial statements.

THE COMBINED ENTITIES OF THE
NICEWONDER COAL GROUP
Notes to Condensed Combined Financial Statements
September 30, 2005 and 2004
(Unaudited)

(1)	Business and Basis of Presentation

(a)	Organization and Business
      The accompanying unaudited condensed combined financial statements include the accounts of the coal mining operations of The Combined Entities of The Nicewonder Coal Group (collectively, the Company). All affiliated companies within the group are under common management and control.
      The Company is primarily engaged in the business of extracting, processing and marketing coal from surface mines, principally located in West Virginia and Virginia, for sale to electric utilities and steel producers in the United States. The Company is also engaged in the road construction contracting business in cooperation with the West Virginia Department of Transportation Division of Highways that permits the Company to recover the coal removed in the construction process.
      Companies comprising the coal mining operations of the Company are the following:

Mate Creek Energy of W. Va., Inc. (Mate Creek) (S-Corporation)

Buchanan Energy Company, LLC (Buchanan Energy) (Limited Liability Company)

Virginia Energy Company (Virginia Energy) (S-Corporation)

Nicewonder Contracting, Inc. (Nicewonder Contracting) (S-Corporation)

White Flame Energy, Inc. (White Flame Energy) (S-Corporation)

Premium Energy, Inc. (Premium Energy) (S-Corporation)

Twin Star Mining, Inc. (Twin Star) (S-Corporation)

Powers Shop, LLC (Powers Shop) (Limited Liability Company)

      Functions performed within this group range from the very initial stages of surveying land for mining potential, performing surface mining of all grades and qualities of coal, transferring coal from the mine to storage facilities, and the selling of coal to both third and related parties.

(b)	Principles of Combination
      The accompanying unaudited condensed combined financial statements include the accounts of the companies described above. All significant intercompany accounts and transactions have been eliminated in combination.

(c)	Basis of Presentation
      The accompanying unaudited condensed combined financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial reporting. Accounting measurements at interim dates inherently rely on estimates more than year end; however, in the opinion of management, all adjustments consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Results of operations for the nine months ended September 30, 2005 are not necessarily indicative of the results to be expected for the year ending December 31, 2005. These financial statements should be read in conjunction with the audited combined financial statements and related notes as of and for the year ended December 31, 2004.

THE COMBINED ENTITIES OF THE
NICEWONDER COAL GROUP
Notes to Condensed Combined Financial Statements
September 30, 2005 and 2004 — (Continued)
(Unaudited)

(2)	Trade Accounts Receivable
      Trade accounts receivable consisted of the following:

	September 30,	December 31,
	2005	2004

Accounts receivable, unrelated parties	$4,791,325	$2,332,587
Accounts receivable, affiliated agent	5,220,139	1,806,692
Road construction contracts receivable:
Billed	1,352,833	3,281,924
Unbilled	2,205,928	2,134,142

Total trade accounts receivable	$13,570,225	$9,555,345

(3)	Inventories
      Inventories consisted of the following:

	September 30,	December 31,
	2005	2004

Raw coal	$493,936	$291,549
Saleable coal	2,833,716	2,387,608
Materials and supplies	4,834,100	4,235,626

Total inventories	$8,161,752	$6,914,783

(4)	Property, Plant, and Equipment
      Property, plant, and equipment consisted of the following:

	September 30,	December 31,
	2005	2004

Land	$1,842,219	$1,462,712
Mineral rights	6,846,807	6,673,230
Plant and mining equipment	152,735,910	145,668,580
Vehicles	2,659,533	2,491,369
Mine development	8,082,991	6,892,172
Office equipment and software	130,632	130,632

	172,298,092	163,318,695
Accumulated depreciation, depletion and amortization	(92,170,457)	(95,201,851)

Property, plant and equipment, net	$80,127,635	$68,116,844

THE COMBINED ENTITIES OF THE
NICEWONDER COAL GROUP
Notes to Condensed Combined Financial Statements
September 30, 2005 and 2004 — (Continued)
(Unaudited)

(5)	Uncompleted Contract
      Information with respect to the uncompleted road construction contract as of September 30, 2005 is summarized as follows:

Costs incurred on uncompleted contract	$22,867,601
Estimated earnings thereon	—

22,867,601
Less billings to date	21,747,833

$1,119,768

Costs and estimated earnings in excess of billings on uncompleted contract	$1,119,768
Billings in excess of costs and estimated earnings on uncompleted contract	—

$1,119,768

      In May 2004, Nicewonder Contracting entered into a contract agreement with the West Virginia Department of Transportation Division of Highways (WVDOH) for the construction of a road project by performing excavation services and providing subgrade materials to assist in the construction of the road. The road project is titled the “Red Jacket Project” and is part of the King Coal Highway project in West Virginia. As part of the agreement, Nicewonder Contracting is assisting the WVDOH by assuming the lead role in obtaining from large tract owners sufficient legal rights to the rights-of-ways necessary to construct the Red Jacket Project and assisting in getting the surface lands and rights-of-ways conveyed to WVDOH. The project is expected to take approximately six years to complete. The Red Jacket Project is Nicewonder Contracting’s only project in progress as of September 30, 2005.
      Based on the terms of the contract with WVDOH, Nicewonder Contracting is reimbursed based on units of in-place cubic yards excavated and associated unit costs. The road construction project is expected to be a zero profit contract over the life of the project. As part of the contract agreement, Nicewonder Contracting is allowed to remove and sell any and all coal excavated during the construction process with all coal sales revenue recognized by Nicewonder Contracting.
      The Company had uncompleted and scheduled road construction contracts at September 30, 2005 as follows:

Contracts in progress:
Gross contracts awarded	$94,397,767
Less completed portions	22,867,601

71,530,166
Scheduled contracts	8,482,625

Totals	$80,012,791

THE COMBINED ENTITIES OF THE
NICEWONDER COAL GROUP
Notes to Condensed Combined Financial Statements
September 30, 2005 and 2004 — (Continued)
(Unaudited)

(6)	Long-Term Debt
      Long-term debt consisted of the following:

	September 30,	December 31,
	2005	2004

Fixed rate term notes	$40,535,934	29,640,285
Variable rate term notes	1,643,227	2,594,665

Total long-term debt	42,179,161	32,234,950
Less current portion of long-term debt	14,282,214	11,467,093

Long-term debt, net of current portion	$27,896,947	20,767,857

(7)	Asset Retirement Obligation
      Under the Federal Surface Mining Control and Reclamation Act of 1977 and similar state statutes, mine property is required to be restored in accordance with regulated standards. The establishment of the asset retirement obligation accrual for mine reclamation and mine closure costs is based on permit requirements and requires various estimates and assumptions, principally associated with costs, productivities, and timing of expenditures. The Company periodically reviews its entire environmental liability and makes necessary adjustments, including permit changes, revisions to costs and productivities to reflect current experience, and accretion related to the liability.
      At September 30, 2005 and December 31, 2004, the Company has recorded asset retirement obligation accruals for mine reclamation and closure costs totaling $9,309,200 and $8,922,800, respectively. The portion of the costs expected to be incurred within one year in the amount of $588,000 at September 30, 2005 is included in accrued expenses and other current liabilities. Changes in the asset retirement obligation were as follows:

Total asset retirement obligation at December 31, 2004	$8,922,800
Accretion for nine months ended September 30, 2005	386,400

Total asset retirement obligation at September 30, 2005	$9,309,200

(8)	Notes Payable — Stockholders’ Distributions
      Notes payable — stockholders’ distributions consisted of notes payable issued to the stockholders of the Company in lieu of cash distributions. The notes are noninterest bearing and are due on demand. However, each December 31, the stockholders waive their rights to call the amounts due for a period of 18 months. The outstanding balance of the notes payable — stockholders’ distributions at September 30, 2005 and December 31, 2004 was $14,977,000 and $41,313,293, respectively. Given the nature of these notes payable to stockholders, the notes have been reflected as part of total stockholders’ equity and members’ equity in the accompanying condensed combined financial statements.

THE COMBINED ENTITIES OF THE
NICEWONDER COAL GROUP
Notes to Condensed Combined Financial Statements
September 30, 2005 and 2004 — (Continued)
(Unaudited)

(9)	Related Party Transactions
      The Company’s stockholders consist of individuals that are also owners in other entities that transact business with the Company. Amounts included in the accompanying condensed combined statements of income with respect to transactions with related parties are as follows:

	Nine Months Ended
	September 30,

	2005	2004

Management and engineering fees	$281,116	257,533
Interest income	53,197	45,760
Interest expense	2,110	21,770
Rental income	78,475	64,315
      A large portion of the Company’s coal sales and shipments are made through an affiliated company as agent. In conjunction with these sales, the affiliated company collects amounts due from customers and advances funds to the Company in anticipation of their collection and receives a commission for such services. Commission expense incurred by the Company pursuant to this arrangement was $627,446 and $606,076 for the nine months ended September 30, 2005 and 2004, respectively.

(10)	Contingencies
      The Company is involved in various legal proceedings from time to time in the normal course of business. In management’s opinion, the Company is not currently involved in any legal proceeding which individually or in the aggregate could have a material effect on the combined financial condition, results of operations and/or cash flows of the Company.

(11)	Supplemental Cash Flow Disclosures

	Nine Months Ended
	September 30,

	2005	2004

Cash paid for interest (net of amounts capitalized)	$1,541,334	982,202
Noncash investing and financing activities:
Property and equipment purchases financed with notes payable to sellers	20,339,293	21,175,375
Addition to asset retirement obligation asset and liability	—	1,906,000

(12)	New Accounting Pronouncements
      In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 151, Inventory Costs which amends the guidance in ARB No. 43, Chapter 4 Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges. SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production

THE COMBINED ENTITIES OF THE
NICEWONDER COAL GROUP
Notes to Condensed Combined Financial Statements
September 30, 2005 and 2004 — (Continued)
(Unaudited)
facilities. SFAS No. 151 shall be effective for inventory costs incurred during fiscal years beginning after September 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after the date SFAS No. 151 was issued. SFAS No. 151 shall be applied prospectively. The Company does not expect the adoption of SFAS No. 151 to have a material effect on its combined financial statements.
      In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, which amends Accounting Principles Board (APB) Opinion No. 29, Accounting for Nonmonetary Transactions. APB Opinion No. 29 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS No. 153 amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 shall be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after September 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date SFAS No. 153 was issued. SFAS No. 153 shall be applied prospectively. The Company does not expect the adoption of SFAS No. 153 to have a material effect on its combined financial statements.
      On March 17, 2005, the Emerging Issues Task Force (EITF) of the FASB reached consensus on EITF Issue No. 04-6, Accounting for Stripping Costs Incurred during Production in the Mining Industry, and on March 30, 2005, the FASB Board ratified the consensus. The EITF reached consensus that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of inventory produced during the period that the stripping costs are incurred. ETIF 04-6 is effective for the first reporting period in fiscal years beginning after December 15, 2005 with early adoption permitted. The Company does not expect that the adoption of EITF 04-6 will have any material financial statement impact.
      In March 2005, the FASB issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, an interpretation of SFAS No. 143, Accounting for Asset Retirement Obligations. This Interpretation clarifies that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. The provisions of this pronouncement are effective for fiscal years ending after December 15, 2005. The Company does not expect the adoption of Interpretation No. 47 will have any material financial statement impact.
      In September 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3. The statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Earlier application is permitted for accounting changes and corrections of errors made occurring in fiscal years beginning after September 1, 2005. The statement does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of this statement. The Company does not expect the adoption of SFAS No. 154 to have a material effect on its combined financial statements.

THE COMBINED ENTITIES OF THE
NICEWONDER COAL GROUP
Notes to Condensed Combined Financial Statements
September 30, 2005 and 2004 — (Continued)
(Unaudited)

(13)	Subsequent Event
      On October 26, 2005, the coal reserves and coal mining operations of the Company were acquired by Alpha Natural Resources, Inc. and certain subsidiaries (Alpha) for $35,200,000 in cash, $221,000,000 in promissory notes, of which $181,100,000 was paid on November 2, 2005 and $39,900,000 is due on January 15, 2006, and 2,180,233 shares of the Alpha’s common stock valued at approximately $53,200,000. The purchase price is subject to a post-closing adjustment based on working capital levels. The adjustment consisted of the purchase of the outstanding capital stock of White Flame Energy, Inc., Twin Star Mining, Inc. and Nicewonder Contracting, Inc., the equity interests of Powers Shop, LLC and Buchanan Energy, LLC and substantially all of the assets of Mate Creek Energy of W. Va., Inc. and Virginia Energy Company, and the acquisition of Premium Energy, Inc. by merger.

Independent Auditors’ Report
The Board of Directors
The Combined Entities of The Nicewonder Coal Group:
      We have audited the accompanying combined balance sheets of The Combined Entities of The Nicewonder Coal Group (the Company) as of December 31, 2004, 2003 and 2002, and the related combined statements of income, stockholders’ equity and members’ equity and comprehensive income, and cash flows for the years then ended. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.
      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of The Combined Entities of The Nicewonder Coal Group as of December 31, 2004, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the Unites States of America.
      As discussed in note 2(h) to the combined financial statements, the Company adopted the provisions of FASB Statement No. 143, Accounting for Asset Retirement Obligations, effective January 1, 2003.

Roanoke, Virginia
September 30, 2005

THE COMBINED ENTITIES OF THE
NICEWONDER COAL GROUP
Combined Balance Sheets
December 31, 2004, 2003 and 2002

	2004	2003	2002

ASSETS
Current assets:
Cash and cash equivalents	$12,707,479	1,786,881	3,823,424
Trade accounts receivable	9,555,345	5,281,716	4,468,600
Notes and other receivables	3,472,105	8,310,236	10,368,713
Inventories	6,914,783	2,861,421	2,338,578
Due from affiliate	87,674	87,658	95,846
Prepaid expenses and other current assets	1,791,141	1,794,109	1,670,157

Total current assets	34,528,527	20,122,021	22,765,318
Property, plant, and equipment, net	68,116,844	47,689,245	48,923,824
Other assets	2,911,155	2,889,650	2,930,485

Total assets	$105,556,526	70,700,916	74,619,627

LIABILITIES AND STOCKHOLDERS’ EQUITY AND MEMBERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$11,467,093	9,709,979	9,716,000
Notes payable — stockholder	2,093,630	6,611,173	8,771,173
Note payable — affiliate	400,000	400,000	400,000
Trade accounts payable	5,480,123	3,759,047	3,547,361
Accrued expenses and other current liabilities	7,105,947	5,128,163	4,881,154
Due to affiliate	26,157	5,000	—

Total current liabilities	26,572,950	25,613,362	27,315,688
Long-term debt, net of current portion	20,767,857	6,717,081	11,575,394
Asset retirement obligation	8,922,800	6,591,200	—
Other liabilities	—	—	1,730,524

Total liabilities	56,263,607	38,921,643	40,621,606

Stockholders’ equity and members’ equity:
Stockholders’ equity:
Common stock, $10 par value. Authorized, issued and outstanding 25,300 shares	253,000	253,000	203,000
Additional paid-in capital	12,248,436	12,248,436	12,248,436
Accumulated deficit	(6,376,611)	(15,187,848)	(15,053,797)
Accumulated other comprehensive income	57,641	36,434	29,872
Notes payable — stockholders’ distributions	41,313,293	32,685,477	34,812,477

Total stockholders’ equity	47,495,759	30,035,499	32,239,988
Members’ equity	1,797,160	1,743,774	1,758,033

Total stockholders’ equity and members’ equity	49,292,919	31,779,273	33,998,021

Total liabilities and stockholders’ equity and members’ equity	$105,556,526	70,700,916	74,619,627

See accompanying notes to combined financial statements.

THE COMBINED ENTITIES OF THE
NICEWONDER COAL GROUP
Combined Statements of Income
Years ended December 31, 2004, 2003 and 2002

	2004	2003	2002

Revenues:
Coal revenues	$135,555,016	103,599,530	96,792,869
Other revenues	9,057,763	2,128,303	1,743,899

Total revenues	144,612,779	105,727,833	98,536,768

Costs and expenses:
Cost of coal revenues (exclusive of items shown separately below)	96,798,423	85,100,015	79,841,973
Cost of other revenues	7,200,248	1,419,224	1,489,606
Depreciation, depletion and amortization	11,336,082	11,854,838	10,812,214
Selling, general and administrative expenses (exclusive of depreciation and amortization shown separately above)	2,972,857	2,310,352	2,458,286

Total costs and expenses	118,307,610	100,684,429	94,602,079

Gain on sale of fixed assets, net	40,252	1,281,535	129,662

Income from operations	26,345,421	6,324,939	4,064,351

Other income (expense):
Interest expense	(1,351,178)	(1,486,843)	(1,797,549)
Interest income	160,888	245,965	545,406
Net realized gain on sale of marketable securities	—	—	970,557
Equity in loss of affiliate	(151,730)	(134,557)	(88,358)
Miscellaneous income (expense), net	(125,810)	120,056	162,039

Total other expense, net	(1,467,830)	(1,255,379)	(207,905)

Income before cumulative effect of accounting change	24,877,591	5,069,560	3,856,446
Cumulative effect of accounting change	—	(459,876)	—

Net income	$24,877,591	4,609,684	3,856,446

See accompanying notes to combined financial statements.

THE COMBINED ENTITIES OF THE
NICEWONDER COAL GROUP
Combined Statements of Stockholders’ Equity and Members’ Equity and Comprehensive Income
Years ended December 31, 2004, 2003 and 2002

	Stockholders’ equity
								Total
				Accumulated	Notes			Stockholders’
		Additional		Other	Payable-	Total		Equity and
	Common	Paid-In	Accumulated	Comprehensive	Stockholders’	Stockholders’	Members’	Members’
	Stock	Capital	Deficit	Income	Distributions	Equity	Equity	Equity

Balances, December 31, 2001	$203,000	12,248,436	(12,523,570)	635,780	33,618,077	34,181,723	1,490,360	35,672,083
Net income	—	—	3,069,773	—	—	3,069,773	786,673	3,856,446
Change in unrealized gains on securities available for sale	—	—	—	(605,908)	—	(605,908)	—	(605,908)

Comprehensive income								3,250,538

Note repayments	—	—	—	—	(4,405,600)	(4,405,600)	—	(4,405,600)
Distributions	—	—	(5,600,000)	—	5,600,000	—	(519,000)	(519,000)

Balances, December 31, 2002	203,000	12,248,436	(15,053,797)	29,872	34,812,477	32,239,988	1,758,033	33,998,021
Net income	—	—	4,165,949	—	—	4,165,949	443,735	4,609,684
Change in unrealized gains on securities available for sale	—	—	—	6,562	—	6,562	—	6,562

Comprehensive income								4,616,246

Issuance of common stock	50,000	—	—	—	—	50,000	—	50,000
Note repayments	—	—	—	—	(6,427,000)	(6,427,000)	—	(6,427,000)
Distributions	—	—	(4,300,000)	—	4,300,000	—	(457,994)	(457,994)

Balances, December 31, 2003	253,000	12,248,436	(15,187,848)	36,434	32,685,477	30,035,499	1,743,774	31,779,273
Net income	—	—	23,611,237	—	—	23,611,237	1,266,354	24,877,591
Change in unrealized gains on securities available for sale	—	—	—	21,207	—	21,207	—	21,207

Comprehensive income								24,898,798

Note repayments	—	—	—	—	(6,172,184)	(6,172,184)	—	(6,172,184)
Distributions	—	—	(14,800,000)	—	14,800,000	—	(1,212,968)	(1,212,968)

Balances, December 31, 2004	$253,000	12,248,436	(6,376,611)	57,641	41,313,293	47,495,759	1,797,160	49,292,919

See accompanying notes to combined financial statements.

THE COMBINED ENTITIES OF THE
NICEWONDER COAL GROUP
Combined Statements of Cash Flows
Years ended December 31, 2004, 2003 and 2002

	2004	2003	2002

Operating activities:
Net income	$24,877,591	4,609,684	3,856,446
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	11,336,082	11,854,838	10,812,214
Equity in loss of affiliate	151,730	134,557	88,358
Net realized gain on sale of marketable securities	—	—	(970,557)
Cumulative effect of accounting change	—	459,876	—
Accretion of asset retirement obligation	425,600	337,400	—
Gain on sale of fixed assets, net	(40,252)	(1,281,535)	(129,662)
Changes in operating assets and liabilities:
Trade accounts receivable	(4,273,629)	(813,116)	1,436,178
Notes and other receivables	4,838,131	2,058,477	(941,731)
Inventories	(4,053,362)	(522,843)	(717,638)
Due from affiliate	(16)	8,188	273,270
Prepaid expenses and other current assets	24,175	(117,390)	407,489
Other assets	(43,235)	610,154	(137,864)
Trade accounts payable	1,721,076	211,688	832,762
Accrued expenses and other current liabilities	1,977,784	247,009	494,425
Due to affiliate	21,157	5,000	14,516
Other liabilities	—	—	539,092

Net cash provided by operating activities	36,962,832	17,801,987	15,857,298

Investing activities:
Capital expenditures, including interest capitalized	(1,703,880)	(2,723,453)	(3,436,347)
Proceeds from disposition of property, plant, and equipment	194,643	2,311,246	627,248
Investment in affiliate	(130,000)	(51,235)	(547,665)
Proceeds from sale of available for sale securities	—	—	1,111,328

Net cash used in investing activities	(1,639,237)	(463,442)	(2,245,436)

Financing activities:
Repayments on notes payable	—	—	(4,101,760)
Repayments on long-term debt	(12,500,302)	(10,380,094)	(9,513,446)
Repayments on notes payable — stockholder	(4,517,543)	(2,160,000)	(251,974)
Proceeds from issuance of note payable — affiliate	—	—	400,000
Proceeds from issuance of notes payable — stockholder	—	—	4,000,000
Repayments on notes payable — stockholders’ distributions	(6,172,184)	(6,427,000)	(4,405,600)
Issuance of common stock	—	50,000	—
Distributions to owners	(1,212,968)	(457,994)	(519,000)

Net cash used in financing activities	(24,402,997)	(19,375,088)	(14,391,780)

Net increase (decrease) in cash and cash equivalents	10,920,598	(2,036,543)	(779,918)
Cash and cash equivalents at beginning of year	1,786,881	3,823,424	4,603,342

Cash and cash equivalents at end of year	$12,707,479	1,786,881	3,823,424

See accompanying notes to combined financial statements.

THE COMBINED ENTITIES OF THE
NICEWONDER COAL GROUP
Notes to Combined Financial Statements
December 31, 2004, 2003 and 2002

(1)	Business and Basis of Presentation

(a)	Organization and Business
      The accompanying combined financial statements include the accounts of the coal mining operations of The Combined Entities of The Nicewonder Coal Group (collectively, the Company). All affiliated companies within the group are under common management and control.
      The Company is primarily engaged in the business of extracting, processing and marketing coal from surface mines, principally located in West Virginia and Virginia, for sale to electric utilities and steel producers in the United States. The Company is also engaged in the road construction contracting business in cooperation with the West Virginia Department of Transportation Division of Highways that permits the Company to recover the coal removed in the construction process.
      Companies comprising the coal mining operations of the Company are the following:

Mate Creek Energy of W. Va., Inc. (Mate Creek) (S-Corporation)
Buchanan Energy Company, LLC (Buchanan Energy) (Limited Liability Company)
Virginia Energy Company (Virginia Energy) (S-Corporation)
Nicewonder Contracting, Inc. (Nicewonder Contracting) (S-Corporation)
White Flame Energy, Inc. (White Flame Energy) (S-Corporation)
Premium Energy, Inc. (Premium Energy) (S-Corporation)
Twin Star Mining, Inc. (Twin Star) (S-Corporation)
Powers Shop, LLC (Powers Shop) (Limited Liability Company)
      Functions performed within this group range from the very initial stages of surveying land for mining potential, performing surface mining of all grades and qualities of coal, transferring coal from the mine to storage facilities, and the selling of coal to both third and related parties.

(b)	Principles of Combination
      The accompanying combined financial statements include the accounts of the companies described above. All significant intercompany accounts and transactions have been eliminated in combination.

(2)	Summary of Significant Accounting Policies and Practices

(a)	Cash and Cash Equivalents
      Cash and cash equivalents consist of cash and highly liquid, short-term investments. Cash and cash equivalents are stated at cost, which approximates fair market value. For purposes of the combined statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. The Company maintains its cash in high quality financial institutions. The balances, at times, may exceed federally insured limits.

(b)	Trade Accounts Receivable and Allowance for Doubtful Accounts
      Trade accounts receivable are recorded at the invoiced amount and do not bear interest. An allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company establishes provisions for losses on accounts receivable when it is probable that all or part of the outstanding balance will not be collected. The Company regularly reviews collectibility and establishes or adjusts an allowance as necessary using the specific identification method. Account balances are charged off against an allowance after all means of

THE COMBINED ENTITIES OF THE
NICEWONDER COAL GROUP
Notes to Combined Financial Statements — (Continued)
collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers. Management has determined that trade accounts receivable as of December 31, 2004, 2003 and 2002, are collectible and therefore, no allowance for doubtful accounts has been established.

(c)	Inventories
      Coal inventories are stated at the lower of cost or market. The cost of coal inventories is determined based on average cost of production. Coal is classified as inventory at the point in time the coal is extracted from the mine and weighed at a loading facility.
      Materials and supplies inventories are valued at average cost.

(d)	Investments in Marketable Securities
      Management determines the appropriate classification of marketable securities at time of purchase and evaluates the appropriateness at each balance-sheet date. As of December 31, 2004, 2003 and 2002, the Company’s marketable securities consisted of equity securities classified as available-for-sale.
      Securities available-for-sale are carried at fair value with unrealized gains and losses reported in other comprehensive income. Realized gains (losses) on securities available for sale are included in other income (expense) and, when applicable, are reported as a reclassification adjustment in other comprehensive income. Gains and losses on sales of securities are determined on the specific-identification method.
      Declines in the fair value of individual available-for-sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses.

(e)	Equity Investments
      Investments in unconsolidated subsidiaries representing ownership of at least 20% but less than 50% are accounted for under the equity method. Under the equity method of accounting, the Company’s proportionate share of the investee company’s income or loss is included in the Company’s net income or loss with a corresponding increase or decrease in the carrying value of the investment.

(f)	Property, Plant, and Equipment
      Costs for mineral properties, mineral rights, and mine development incurred to expand capacity of operating mines or to develop new mines are capitalized and charged to operations on the units-of-production method over the estimated proven and probable reserve tons. Mine development costs include costs incurred for site preparation and development of the mines during the development stage. Mobile mining equipment and other fixed assets are stated at cost and depreciated on a straight-line basis over estimated useful lives ranging from 5 to 10 years. Buildings and improvements are depreciated on a straight-line basis over estimated useful lives ranging from 20 to 30 years. Major repairs and betterments that significantly extend original useful lives or improve productivity are capitalized and depreciated over the period benefited. Maintenance and repairs are expensed as incurred.
      The Company capitalizes interest cost as a component of the cost of mine development. Interest cost capitalized during the years ended December 31, 2003 and 2002 was $115,733 and $76,432, respectively. No interest was capitalized for the year ended December 31, 2004.

THE COMBINED ENTITIES OF THE
NICEWONDER COAL GROUP
Notes to Combined Financial Statements — (Continued)

(g)	Impairment of Long-Lived Assets
      In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets, such as property, plant, equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

(h)	Asset Retirement Obligation
      The Company has future obligations to reclaim properties disturbed in conjunction with coal operations under federal and state laws. Reclamation of disturbed acreage is performed as a normal part of the mining process.
      In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. In addition, the Company records a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.
      The Company adopted the provisions of SFAS No. 143 effective January 1, 2003. Upon adoption, property, plant, and equipment, net were increased by $3,750,400; asset retirement obligations were increased by $5,940,800; other liabilities were decreased by $1,730,524; and the cumulative effect of the change in accounting principle of $(459,876) was reflected in the combined statement of income for the year ended December 31, 2003.
      Prior to January 1, 2003, the estimated cost for mine reclamation was provided for using the units-of-production method over the economic life of the mine. Estimated reclamation costs were subject to review by management on a regular basis and revised when appropriate for changes in future estimated costs and/or regulatory requirements.

(i)	Royalties
      Lease rights to coal lands are often acquired in exchange for royalty payments. Advance mining royalties are advance payments made to lessors under terms of mineral lease agreements that are recoupable against future production. These advance payments are deferred and charged to operations as the coal reserves are mined. The Company regularly reviews recoverability of advance mining royalties and establishes or adjusts an allowance for advance mining royalties as necessary using the specific identification method. In instances where advance payments are not expected to be offset against future production royalties, the Company establishes a provision for losses on the advance payments that have been paid and the scheduled future minimum payments are expensed and recognized as liabilities.

THE COMBINED ENTITIES OF THE
NICEWONDER COAL GROUP
Notes to Combined Financial Statements — (Continued)
Advance royalty balances are charged off against an allowance when the lease rights are either terminated or expire. Management has determined that the balance of advanced royalties as of December 31, 2004, 2003 and 2002, are recoupable against future production royalties and therefore, no allowance for advanced mining royalties has been established.

(j)	Revenue Recognition
      The Company recognizes revenue on coal sales when title passes to the customer in accordance with the terms of the sales agreement. Revenue from coal sales is recorded at the time of shipment or delivery to the customer, and the customer takes ownership and assumes risk of loss based on shipping terms. Revenues are computed on the basis of the final adjusted per ton price to be derived from coal sales.
      Other revenues generally consist of road construction contract revenue, mineral and gas royalties, timber sales, engineering services revenue, and rental income. These revenues, excluding road construction contract revenue, are recognized in the period earned or when the service is completed.
      The Company recognizes revenue on long-term road construction contracts using the percentage-of-completion method, based upon the percentage of cubic yards excavated to date to the current estimate of total cubic yards to be excavated to complete each project in process at year end. Projected losses are provided for in their entirety in the accounting period that such losses become evident, without reference to the completion status of such projects. Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions, change orders, claims and final contract settlements may result in revisions in total cubic yards to be excavated and earned revenues and are reflected during the accounting period in which the facts giving rise to such revisions become known. General and administrative expenses are expensed as incurred.
      The asset, “costs and estimated earnings in excess of billings on uncompleted contracts,” represents revenues recognized in advance of amounts billed. The liability, “billings in excess of costs and estimated earnings on uncompleted contracts,” represents billings in advance of revenues recognized.

(k)	Shipping and Handling Costs
      Shipping and handling costs charged to customers are included in coal revenues. Shipping and handling costs incurred by the Company are included in cost of coal revenues.

(l)	Workers’ Compensation and Pneumoconiosis (Black Lung) Benefits

Workers’ Compensation
      Workers’ compensation at all locations in West Virginia are insured through the West Virginia state insurance program. Workers’ compensation claims at locations in all other states where the Company operates are covered by a third-party insurance provider.

Black Lung Benefits
      The Company is required by federal and state statutes to provide benefits to employees for awards related to black lung. These claims are covered by a third-party insurance provider in all locations where the Company operates with the exception of West Virginia. The Company’s state black lung related claims at all locations in West Virginia are insured through the West Virginia state insurance program.

THE COMBINED ENTITIES OF THE
NICEWONDER COAL GROUP
Notes to Combined Financial Statements — (Continued)

(m)	Income Taxes
      The combined financial statements contain two types of entities for federal and state income tax purposes: corporations and limited liability companies.
      The entities which are corporations have elected to be taxed under the provision of Subchapter S of the Internal Revenue Code. Therefore, these corporations do not pay federal or state corporate income taxes on their taxable income. Instead, the stockholders of the Subchapter S corporations are liable for individual federal and state income taxes on their proportionate share of the corporations’ taxable income. Accordingly, no provision for income taxes is included in the accompanying combined financial statements.
      Certain entities are limited liability companies, which are taxed as partnerships for federal and state income tax purposes. Therefore, no provisions for federal or state income taxes is made since such taxes, if any, are the responsibility of the members.

(n)	New Accounting Pronouncements
      In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 151, Inventory Costs which amends the guidance in ARB No. 43, Chapter 4 Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges. SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 shall be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after the date SFAS No. 151 was issued. SFAS No. 151 shall be applied prospectively. The Company does not expect the adoption of SFAS No. 151 to have a material effect on its combined financial statements.
      In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, which amends Accounting Principles Board (APB) Opinion No. 29, Accounting for Nonmonetary Transactions. APB Opinion No. 29 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS No. 153 amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 shall be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date SFAS No. 153 was issued. SFAS No. 153 shall be applied prospectively. The Company does not expect the adoption of SFAS No. 153 to have a material effect on its combined financial statements.
      On March 17, 2005, the Emerging Issues Task Force (EITF) of the FASB reached consensus on EITF Issue No. 04-6, Accounting for Stripping Costs Incurred during Production in the Mining Industry, and on March 30, 2005, the FASB Board ratified the consensus. The EITF reached consensus that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of inventory produced during the period that the stripping costs are incurred. ETIF

THE COMBINED ENTITIES OF THE
NICEWONDER COAL GROUP
Notes to Combined Financial Statements — (Continued)
04-6 is effective for the first reporting period in fiscal years beginning after December 15, 2005 with early adoption permitted. The Company does not expect that the adoption of EITF 04-6 will have any material financial statement impact.
      In March 2005, the FASB issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, an interpretation of SFAS No. 143, Accounting for Asset Retirement Obligations. This Interpretation clarifies that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. The provisions of this pronouncement are effective for fiscal years ending after December 15, 2005. The Company does not expect the adoption of Interpretation No. 47 will have any material financial statement impact.
      In June 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3. The statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Earlier application is permitted for accounting changes and corrections of errors made occurring in fiscal years beginning after June 1, 2005. The statement does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of this statement. The Company does not expect the adoption of SFAS No. 154 to have a material effect on its combined financial statements.

(o)	Use of Estimates
      The preparation of the combined financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the inventories; mineral reserves; asset retirement obligations; future cash flows associated with assets; construction contract revenues and expenses; useful lives for depreciation, depletion, and amortization; and fair value of financial instruments. Due to the subjective nature of these estimates, actual results could differ from those estimates.

(3)	Trade Accounts Receivable
      Trade accounts receivable consisted of the following:

	December 31

	2004	2003	2002

Accounts receivable, unrelated parties	$2,332,587	2,623,554	1,560,713
Accounts receivable, affiliated agent	1,806,692	2,658,162	2,229,076
Road construction contracts receivable:
Billed	3,281,924	—	678,811
Unbilled	2,134,142	—	—

Total trade accounts receivable	$9,555,345	5,281,716	4,468,600

THE COMBINED ENTITIES OF THE
NICEWONDER COAL GROUP
Notes to Combined Financial Statements — (Continued)

(4)	Notes and Other Receivables
      Notes and other receivables consisted of the following:

	December 31

	2004	2003	2002

Notes receivable — related parties	$3,448,555	8,254,836	8,841,736
Interest receivable — related parties	23,050	—	1,524,977
Other receivable	500	55,400	2,000

Total notes and other receivables	$3,472,105	8,310,236	10,368,713

      Notes receivable — related parties consisted of periodic advances to affiliated entities which at each year end are converted to notes receivable. The notes receivable are due on demand and have interest rates ranging from 0% to 7%. On September 1, 2004, the then outstanding balances on certain notes receivable from one of the affiliated entities were canceled and new demand notes bearing interest at 3% were received from the stockholders of that affiliated entity.

(5)	Inventories
      Inventories consisted of the following:

	December 31

	2004	2003	2002

Raw coal	$291,549	401,860	507,692
Saleable coal	2,387,608	508,027	495,717
Materials and supplies	4,235,626	1,951,534	1,335,169

Total inventories	$6,914,783	2,861,421	2,338,578

(6)	Prepaid Expenses and Other Current Assets
      Prepaid expenses and other current assets consisted of the following:

	December 31

	2004	2003	2002

Prepaid insurance	$654,264	612,684	572,864
Other prepaid expenses	170,449	146,033	77,808
Advanced mining royalties	195,357	77,463	230,818
Refundable excise tax claims	200,413	200,413	203,986
Marketable securities	69,424	46,718	38,823
Deferred contract costs	—	188,805	—
Other assets	501,234	521,993	545,858

Total prepaid expenses and other current assets	$1,791,141	1,794,109	1,670,157

THE COMBINED ENTITIES OF THE
NICEWONDER COAL GROUP
Notes to Combined Financial Statements — (Continued)

(7)	Marketable Securities
      Following is a summary of the gross unrealized gains and losses for marketable securities classified as available-for-sale:

	Available for Sale

		Gross	Gross
		Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

Equity securities:
December 31, 2004	$11,783	57,641	—	69,424
December 31, 2003	10,284	36,434	—	46,718
December 31, 2002	8,951	29,872	—	38,823

(8)	Property, Plant, and Equipment
      Property, plant, and equipment consisted of the following:

	December 31

	2004	2003	2002

Land	$1,462,712	1,337,742	1,653,825
Mineral rights	6,673,230	6,673,230	6,673,230
Plant and mining equipment	145,668,580	115,278,957	105,168,027
Vehicles	2,491,369	2,308,050	2,258,270
Mine development	6,892,172	6,641,717	5,457,365
Office equipment and software	130,632	118,763	118,763

	163,318,695	132,358,459	121,329,480
Accumulated depreciation, depletion and amortization	(95,201,851)	(84,669,214)	(72,405,656)

Property, plant, and equipment, net	$68,116,844	47,689,245	48,923,824

      Depreciation, depletion and amortization expense was $11,336,082, $11,854,838, and $10,812,214 for the years ended December 31, 2004, 2003 and 2002, respectively.

(9)	Other Assets
      Other assets consisted of the following:

	December 31

	2004	2003	2002

Advanced mining royalties	$1,431,739	1,421,959	495,102
Escrow funds	1,075,032	1,040,385	1,740,745
Investment in Twisted Gun, LLC	354,255	375,985	459,307
Other assets	50,129	51,321	235,331

Total other assets	$2,911,155	2,889,650	2,930,485

THE COMBINED ENTITIES OF THE
NICEWONDER COAL GROUP
Notes to Combined Financial Statements — (Continued)

(10)	Equity Investment
      The Company had funds invested with a cumulative loss accounted for under the equity method as follows:

	Equity Method Investment

	Funds	Cumulative	Ownership	Percent
	Invested	Loss	Interest	Ownership

Twisted Gun, LLC:
December 31, 2004	$728,900	374,645	354,255	33 1/3%
December 31, 2003	598,900	222,915	375,985	33 1/3%
December 31, 2002	547,665	88,358	459,307	33 1/3%
      Condensed financial information from the Company’s investment carried on the equity basis at December 31 is summarized as follows:

	December 31

	2004	2003	2002

Current assets	$149,066	200,691	334,059
Total assets	826,979	1,026,738	1,416,822
Current liabilities	23,585	34,445	14,238
Total liabilities	303,745	418,103	514,199
Members’ capital	523,234	608,635	902,623
Net sales	465,773	529,287	183,178
Selling, general, and administrative expenses	941,749	936,664	384,595
Net loss	(475,317)	(403,672)	(197,377)

(11)	Notes Payable with Related Parties
      Note payable — affiliate consisted of a demand note payable to an affiliated company in the amount of $400,000, bearing interest at 7.25%. Interest is paid monthly on the note.
      Notes payable-stockholder consisted of the following:

	December 31

	2004	2003	2002

Note payable to the president and majority stockholder of the Company, due on demand and noninterest bearing	$2,093,630	2,611,173	4,771,173
Note payable to the president and majority stockholder of the Company, due on demand including interest at LIBOR plus 1.75% (paid in 2004)	—	4,000,000	4,000,000

Total notes payable — stockholder	$2,093,630	6,611,173	8,771,173

      Notes payable — stockholders’ distributions consisted of notes payable issued to the stockholders of the Company in lieu of cash distributions. The notes are noninterest bearing and are due on demand. However, each December 31, the stockholders waive their rights to call the amounts due for a period of 18 months. The outstanding balance of the notes payable — stockholders’ distributions at December 31, 2004, 2003 and 2002 was $41,313,293, $32,685,477 and $34,812,477, respectively. Given the nature of these notes payable to stockholders, the notes have been reflected as part of total stockholders’ equity and members’ equity in the accompanying combined financial statements.

THE COMBINED ENTITIES OF THE
NICEWONDER COAL GROUP
Notes to Combined Financial Statements — (Continued)

(12)	Accrued Expenses and Other Current Liabilities
      Accrued expenses and other current liabilities consisted of the following:

	December 31

	2004	2003	2002

Wages and employee benefits	$2,910,982	2,298,787	1,999,629
Taxes other than income taxes	2,355,496	1,995,985	2,189,172
Workers’ compensation insurance premium payable	865,363	511,078	596,930
Interest payable	31,484	43,667	75,088
Billings in excess of costs and estimated earnings on uncompleted contract	438,173	—	—
Other liabilities	504,449	278,646	20,335

Total accrued expenses and other current liabilities	$7,105,947	5,128,163	4,881,154

(13)	Uncompleted Contract
      Information with respect to the uncompleted road construction contract as of December 31, 2004 are summarized as follows:

Costs incurred on uncompleted contract	$7,926,442
Estimated earnings thereon	—

7,926,442
Less billings to date	8,364,615

$(438,173)

Costs and estimated earnings in excess of billings on uncompleted contract	$—
Billings in excess of costs and estimated earnings on uncompleted contract	(438,173)

$(438,173)

      In May 2004, Nicewonder Contracting entered into a contract agreement with the West Virginia Department of Transportation Division of Highways (WVDOH) for the construction of a road project by performing excavation services and providing subgrade materials to assist in the construction of the road. The road project is titled the “Red Jacket Project” and is part of the King Coal Highway project in West Virginia. As part of the agreement, Nicewonder Contracting is assisting the WVDOH by assuming the lead role in obtaining from large tract owners sufficient legal rights to the rights-of-ways necessary to construct the Red Jacket Project and assisting in getting the surface lands and rights-of-ways conveyed to WVDOH. The project is expected to take approximately six years to complete. The Red Jacket Project is Nicewonder Contracting’s only project in progress as of December 31, 2004.
      Based on the terms of the contract with WVDOH, Nicewonder Contracting is reimbursed based on units of in-place cubic yards excavated and associated unit costs. The road construction project is expected to be a zero profit contract over the life of the project. As part of the contract agreement, Nicewonder Contracting is allowed to remove and sell any and all coal excavated during the construction process with all coal sales revenue recognized by Nicewonder Contracting.

THE COMBINED ENTITIES OF THE
NICEWONDER COAL GROUP
Notes to Combined Financial Statements — (Continued)

(14)	Long-Term Debt
      Long-term debt consisted of the following:

	December 31

	2004	2003	2002

Notes payable to Caterpillar Financial Services Corporation, monthly payments from $7,769 to $88,316 including interest from 1.74% to 7.67%, due through January 2008, collateralized by related equipment	$15,114,379	12,079,922	16,173,777
Notes payable to General Electric Capital Corporation, monthly payments from $12,645 to $100,726 including interest from 3.11% to 7.45%, due through July 2010, collateralized by related equipment	12,437,349	1,840,551	2,362,743
Notes payable to FCC Equipment Financing, Inc., monthly payments from $7,509 to $17,711 including interest from 5.25% to 6.53%, due through December 2007, collateralized by related equipment	1,754,095	—	—
Notes payable to Branch Banking and Trust Company, monthly payments from approximately $11,432 to $66,797 including interest from LIBOR (2.34% at December 31, 2004) to LIBOR plus 3%, due through April 2008, collateralized by related equipment	2,594,665	1,719,915	2,409,139
$703,144 note payable to Heartwood Forestland Fund II with imputed interest at 5.0%, payable in two annual installments of $351,572, due October 22, 2005	334,462	652,643	—
Notes payable to Komatsu Financial Company, paid in full in October 2004	—	134,029	345,735

Total long-term debt	32,234,950	16,427,060	21,291,394
Less current portion of long-term debt	11,467,093	9,709,979	9,716,000

Long-term debt, net of current portion	$20,767,857	6,717,081	11,575,394

      Future maturities of long-term debt are as follows as of December 31, 2004:

Year ending December 31:
2005	$11,467,093
2006	9,145,646
2007	5,654,024
2008	2,596,549
2009	2,012,134
Thereafter	1,359,504

$32,234,950

(15)	Asset Retirement Obligation
      Under the Federal Surface Mining Control and Reclamation Act of 1977 and similar state statutes, mine property is required to be restored in accordance with regulated standards. The establishment of the asset retirement obligation accrual for mine reclamation and mine closure costs is based on permit

THE COMBINED ENTITIES OF THE
NICEWONDER COAL GROUP
Notes to Combined Financial Statements — (Continued)
requirements and requires various estimates and assumptions, principally associated with costs, productivities, and timing of expenditures. The Company periodically reviews its entire environmental liability and makes necessary adjustments, including permit changes, revisions to costs and productivities to reflect current experience, and accretion related to the liability.
      At December 31, 2004 and 2003, the Company has recorded asset retirement obligation accruals for mine reclamation and closure costs totaling $8,922,800 and $6,591,200, respectively. Changes in the asset retirement obligation were as follows:

Adoption of SFAS No. 143 asset retirement obligation at January 1, 2003	$5,940,800
Accretion for 2003	337,400
Sites added in 2003	313,000

Total asset retirement obligation at December 31, 2003	6,591,200
Accretion for 2004	425,600
Sites added in 2004	1,906,000

Total asset retirement obligation at December 31, 2004	$8,922,800

(16)	Fair Value of Financial Instruments
      The estimated fair values of financial instruments under SFAS No. 107, Disclosures About Fair Value of Financial Instruments, are determined based on relevant market information. These estimates involve uncertainty and cannot be determined with precision. The following methods and assumptions are used to estimate the fair value of each class of financial instrument.
      Cash and Cash Equivalents, Trade Accounts Receivables, Notes Payable, Trade Accounts Payable, and Other Current Liabilities: The carrying amounts approximate fair value due to the short maturity of these instruments.
      Notes Receivable: The fair value approximates the carrying value as the rates associated with the receivables are comparable to current market rates.
      Long-Term Debt: The fair value of long-term debt is based on the current market rate of interest offered to the Company for debt of similar maturities. The estimated fair values of long-term debt at December 31, 2004, 2003 and 2002 was $32,250,946, $16,531,890 and $21,851,160, respectively.

(17)	Defined Contribution Retirement Plan
      The Company sponsors a defined contribution retirement plan covering substantially all employees. Employer contributions, which are 8% of covered employees compensation, totaled $1,115,442, $1,128,972, and $920,426 for the years ended December 31, 2004, 2003 and 2002, respectively.

THE COMBINED ENTITIES OF THE
NICEWONDER COAL GROUP
Notes to Combined Financial Statements — (Continued)

(18)	Related Party Transactions
      The Company’s stockholders consist of individuals that are also owners in other entities that transact business with the Company. Amounts included in the accompanying combined statements of income with respect to transactions with related parties are as follows:

	Years Ended December 31

	2004	2003	2002

Management and engineering fees	$1,205,204	1,143,632	1,135,796
Interest income	88,083	173,123	417,894
Interest expense	29,079	115,123	118,908
Equipment rental income	182,640	81,300	84,575
      A large portion of the Company’s coal sales and shipments are made through an affiliated company as agent. In conjunction with these sales, the affiliated company collects amounts due from customers and advances funds to the Company in anticipation of their collection and receives a commission for such services. Commission expense incurred by the Company pursuant to this arrangement was $1,033,290, $936,121, and $967,980 for the years ended December 31, 2004, 2003 and 2002, respectively.

(19)	Commitments

(a)	Operating Leases
      The Company leases coal mining and other equipment under long-term operating leases with varying terms. In addition, the Company leases mineral interests and surface rights from land owners under various terms and royalty rates.
      As of December 31, 2004, aggregate future minimum lease payments under operating leases and minimum royalties under coal leases were as follows:

	Equipment	Coal
	Rental	Royalty	Total

Year ending December 31:
2005	$207,983	676,000	883,983
2006	80,992	11,000	91,992
2007	—	11,000	11,000
2008	—	1,000	1,000
2009	—	1,000	1,000
Thereafter	—	10,000	10,000

Total	$288,975	710,000	998,975

      The above table includes amounts due under noncancelable leases with initial or remaining lease terms in excess of one year.
      Net rent expense amounted to $2,860,054, $3,153,454, and $3,024,283 for the years ended December 31, 2004, 2003 and 2002, respectively. Coal royalties expense amounted to $8,905,148, $7,777,981, and $7,827,735 for the years ended December 31, 2004, 2003 and 2002, respectively.

(b)	Other Commitments
      On November 12, 2003, White Flame Energy paid $20,000 for the option to purchase three tracts of real property located in Mingo County, West Virginia. On December 8, 2004, the Company exercised the

THE COMBINED ENTITIES OF THE
NICEWONDER COAL GROUP
Notes to Combined Financial Statements — (Continued)
option to purchase the properties, and the closing was subsequently completed in April 2005. The total purchase price of the properties was $370,973, including the option payment.
      On April 27, 2004, Nicewonder Contracting paid $10,000 for the option to purchase certain coal and surface portions of real estate located in Mingo County, West Virginia. The option is for the one-year period of after midnight of April 1, 2006, but before midnight of April 1, 2007. The purchase price for the property will be agreed upon by the parties within ten days prior to the date upon which the Company exercises the option. The Company will be given credit for the $10,000 option payment and $53,400 paid for land purchased in 2004 in determining any payment due on the purchase.
      On August 5, 2004, Nicewonder Contracting entered into a Coal Fines Purchase Agreement for the purchase of selected coal fines. The agreement commences on August 5, 2004, and continues through August 5, 2014, or an earlier date if all coal fines have been removed. The Company has agreed to pay $6 per ton for each ton of coal fines removed.

(c)	Construction Contracts
      The Company had uncompleted and scheduled road construction contracts at December 31, 2004 as follows:

Contracts in progress:
Gross contracts awarded	$94,397,767
Less completed portions	7,926,442

86,471,325
Scheduled contracts	8,482,625

Totals	$94,953,950

(20)	Concentrations and Major Customers
      The Company markets its coal principally to electric utilities in the United States and domestic steel producers. Credit is extended based on an evaluation of the customer’s financial condition and collateral is generally not required. Credit losses are provided for in the combined financial statements and historically have been minimal. The Company is committed under long-term contracts to supply coal that meets certain quality requirements at specified prices. The prices for some multi-year contracts are adjusted based on economic indices or the contract may include year-to-year specified price changes. Quantities sold under some contracts may vary from year to year within certain limits at the option of the customer.
      Three of the Company’s largest customers accounted for approximately 41%, 22% and 15%, which represents approximately $55.9 million, $29.5 million and $20.7 million, respectively, of the Company’s coal revenues for the year ended December 31, 2004. No other single customer accounted for more than 10% of coal revenues for the year ended December 31, 2004.
      Three of the Company’s largest customers accounted for approximately 45%, 24% and 16%, which represents approximately $46.2 million, $25.1 million and $16.7 million, respectively, of the Company’s coal revenues for the year ended December 31, 2003. No other single customer accounted for more than 10% of coal revenues for the year ended December 31, 2003.
      Three of the Company’s largest customers accounted for approximately 39%, 27% and 16%, which represents approximately $37.6 million, $26.1 million and $15.8 million, respectively, of the Company’s

THE COMBINED ENTITIES OF THE
NICEWONDER COAL GROUP
Notes to Combined Financial Statements — (Continued)
coal revenues for the year ended December 31, 2002. No other single customer accounted for more than 10% of coal revenues for the year ended December 31, 2002.

(21)	Contingencies
      The Company is involved in various legal proceedings from time to time in the normal course of business. In management’s opinion, the Company is not currently involved in any legal proceeding which individually or in the aggregate could have a material effect on the combined financial condition, results of operations and/or cash flows of the Company.

(22)	Supplemental Cash Flow Disclosures

	Years Ended December 31

	2004	2003	2002

Cash paid for interest (net of amounts capitalized)	$1,363,361	1,518,264	1,774,938
Noncash investing and financing activities:
Net change in unrealized gain on securities available-for-sale	21,207	6,562	(605,908)
Property and equipment purchases financed with notes payable to sellers	28,308,192	4,863,117	12,515,015
Noncash distributions to stockholders	14,800,000	4,300,000	5,600,000
Addition to ARO asset and liability	1,906,000	313,000	—
Advance mining royalty financed with note payable to seller	—	652,643	—

(23)	Other Comprehensive Income (Loss)
      Other comprehensive income (loss) is reported in the combined statements of stockholders’ equity and members’ equity and comprehensive income. The information that follows discloses the reclassification adjustments related to marketable securities, available-for-sale that are included in other comprehensive income (loss):

	Years Ended December 31

	2004	2003	2002

Unrealized net gains, on marketable securities, available-for-sale:
Net unrealized holding gains during the year	$21,207	6,562	364,649
Reclassification adjustments for gains included in net income	—	—	(970,557)

Other comprehensive income (loss)	$21,207	6,562	(605,908)

(24)	Subsequent Events
      Subsequent to December 31, 2004 through September 30, 2005, the Company purchased approximately $19.4 million of equipment for use in its operations. These items were financed over various periods of time ranging from 24 to 48 months.
      On September 23, 2005, Alpha Natural Resources, Inc. and certain of its subsidiaries (Alpha) entered into definitive purchase agreements to acquire the coal reserves and coal mining operations of the Company. Pursuant to a series of agreements, Alpha will acquire certain assets of Mate Creek and Virginia Energy and all of the issued and outstanding equity interests of Powers Shop, White Flame Energy, Twin Star, Nicewonder Contracting, Buchanan Energy, and Premium Energy.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.
      The following table sets forth the costs and expenses payable in connection with the distribution of the securities being registered. All amounts are estimated except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission Registration Fee	$47,189
Printing and Engraving Expenses	250,000
Blue Sky Fees and Expenses	5,000
Legal Fees	500,000
Accounting Fees	300,000
Registrar and Transfer Agent Fees	15,000
NASD Filing Fee	32,000
Miscellaneous Expenses	50,811

$1,200,000

Item 14.	Indemnification of Directors and Officers.
      As permitted by Section 102 of the Delaware General Corporation Law, or the DGCL, our restated certificate of incorporation to be effective following the closing of this offering will include a provision that eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty as a director.
      Our restated certificate of incorporation and amended and restated bylaws will also provide that:

•	we must indemnify our directors and officers to the fullest extent permitted by Delaware law;

•	we may advance expenses, as incurred, to our directors and executive officers in connection with a legal proceeding to the fullest extent permitted by Delaware Law; and

•	we may indemnify our other employees and agents to the same extent that we indemnified our officers and directors, unless otherwise determined by our board of directors.

•	Pursuant to Section 145(a) of the DGCL, we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, agent or employee of our company or is or was serving at our request as a director, officer, agent, or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgment, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. Pursuant to Section 145(b) of the DGCL, the power to indemnify also applies to actions brought by or in the right of the corporation as well, but only to the extent of defense expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit. Pursuant to Section 145(b), we shall not indemnify any person in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to us unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. The power to indemnify under Sections 145(a) and (b) of the DGCL applies (i) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding, or (ii) if such person acted in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

      Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.
      The indemnification provisions contained in our restated certificate of incorporation and amended and restated bylaws will not be exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise. In addition, we will maintain insurance on behalf of our directors and executive officers insuring them against any liability asserted against them in their capacities as directors or officers or arising out of such status.

Item 15.	Recent Sales of Unregistered Securities.
      Prior to the completion of the initial public offering of our common stock and in connection with our Internal Restructuring on February 11, 2005, (1) we issued an aggregate of 28,287,580 shares of our common stock in exchange for the contribution of shares of common stock of Alpha NR Holding, Inc. and interests in ANR Holdings, and (2) outstanding options held by members of our management to purchase units of Alpha Coal Management were converted into options to purchase up to 596,985 shares of our common stock. These issuances were made in reliance upon Section 4(2) of the Securities Act or under Rules 506 or Rule 701 promulgated by the SEC.
      In connection with the closing of the Nicewonder Acquisition on October 26, 2005, we issued an aggregate of 2,180,233 shares of our common stock to Don Nicewonder, John Kevin Nicewonder, Kenneth R. Nicewonder, Kim Johnson Nicewonder and David Lester (the “Premium Energy Shareholders”). Such shares were issued in reliance on the exemption from registration contained in Rule 506 of Regulation D promulgated under the Securities Act and Section 4(2) of the Securities Act. Alpha relied upon representations, warranties and agreements of the Premium Energy Shareholders, including their agreement with respect to restrictions on resale, in support of the satisfaction of the conditions contained in such exemptions. No underwriting fees or sales commission were paid in connection with the issuance of the shares.

Item 16.	Exhibits and Financial Statement Schedules.
      (a) Exhibits

Exhibit
No.		Description of Exhibit

1	.1***	Form of Underwriting Agreement
2.1		Asset Purchase Agreement by and between Pittston Coal Company and Dickenson-Russell Coal Company, LLC, dated as of October 29, 2002, as amended (Incorporated by reference to the Registration Statement on Form S-1 of Alpha Natural Resources, Inc. (File No. 333-121002) filed on December 6, 2004.)
2.2		Asset Purchase Agreement by and between Pittston Coal Company and Paramont Coal Company Virginia, LLC, dated as of October 29, 2002, as amended (Incorporated by reference to the Registration Statement on Form S-1 of Alpha Natural Resources, Inc. (File No. 333-121002) filed on December 6, 2004.)
2.3		Asset Purchase Agreement by and between Pittston Coal Company and Alpha Land and Reserves, LLC, dated as of October 29, 2002, as amended (Incorporated by reference to the Registration Statement on Form S-1 of Alpha Natural Resources, Inc. (File No. 333-121002) filed on December 6, 2004.)

Exhibit
No.	Description of Exhibit

2.4	Asset Purchase Agreement by and between Pittston Coal Company and Alpha Coal Sales Co., LLC, dated as of October 29, 2002, as amended (Incorporated by reference to the Registration Statement on Form S-1 of Alpha Natural Resources, Inc. (File No. 333-121002) filed on December 6, 2004.)
2.5	Asset Purchase Agreement by and between Pittston Coal Company and Alpha Terminal Company, LLC, dated as of October 29, 2002, as amended (Incorporated by reference to the Registration Statement on Form S-1 of Alpha Natural Resources, Inc. (File No. 333-121002) filed on December 6, 2004.)
2.6	Asset Purchase Agreement by and between Pittston Coal Company and Maxxim Rebuild Co., LLC, dated as of October 29, 2002, as amended (Incorporated by reference to the Registration Statement on Form S-1 of Alpha Natural Resources, Inc. (File No. 333-121002) filed on December 6, 2004.)
2.7	Purchase and Sale Agreement by and among El Paso CGP Company and AMFIRE, LLC dated as of November 14, 2002, as amended (Incorporated by reference to the Registration Statement on Form S-1 of Alpha Natural Resources, Inc. (File No. 333-121002) filed on December 6, 2004.)
2.8	Contribution Agreement among the FRC Parties, the AMCI Parties, ANR Holdings, LLC and the Additional Persons listed on the signature pages dated as of March 11, 2003, as amended (Incorporated by reference to the Registration Statement on Form S-1 of Alpha Natural Resources, Inc. (File No. 333-121002) filed on December 6, 2004.)
2.9	Purchase and Sale Agreement made and entered into as of January 31, 2003 by and among Alpha Land and Reserves, LLC and CSTL, LLC (Incorporated by reference to the Registration Statement on Form S-1 of Alpha Natural Resources, Inc. (File No. 333-121002) filed on December 6, 2004.)
2.10	Purchase and Sale Agreement dated as of April 9, 2003 by and between Alpha Land and Reserves, LLC and CSTL LLC (Incorporated by reference to the Registration Statement on Form S-1 of Alpha Natural Resources, Inc. (File No. 333-121002) filed on December 6, 2004.)
2.11	Purchase and Sale Agreement dated as of April 9, 2003 by and between Dickenson-Russell Coal Company, LLC and WBRD LLC (Incorporated by reference to the Registration Statement on Form S-1 of Alpha Natural Resources, Inc. (File No. 333-121002) filed on December 6, 2004.)
2.12	Letter agreement dated April 9, 2003 among Alpha Natural Resources, LLC, Dickenson-Russell Company, LLC, Alpha Land and Reserves, LLC, CSTL LLC, WBRD LLC, and Natural Resources Partners L.P. (Incorporated by reference to the Registration Statement on Form S-1 of Alpha Natural Resources, Inc. (File No. 333-121002) filed on December 6, 2004.)
2.13	Asset Purchase Agreement by and among S&M Mining, S&M Mining, Inc. and AMFIRE Mining Company, LLC dated October 29, 2003, as amended (Incorporated by reference to the Registration Statement on Form S-1 of Alpha Natural Resources, Inc. (File No. 333-121002) filed on December 6, 2004.)
2.14	Asset Purchase Agreement by and among DLR Coal Co., DLR Mining, Inc. and AMFIRE Mining Company, LLC dated October 29, 2003, as amended (Incorporated by reference to the Registration Statement on Form S-1 of Alpha Natural Resources, Inc. (File No. 333-121002) filed on December 6, 2004.)
2.15	Asset Purchase Agreement by and between Mears Enterprises, Inc. and AMFIRE Mining Company, LLC dated October 29, 2003, as amended (Incorporated by reference to the Registration Statement on Form S-1 of Alpha Natural Resources, Inc. (File No. 333-121002) filed on December 6, 2004.)
2.16	Internal Restructuring Agreement dated as of February 11, 2005 by and among Alpha Natural Resources, Inc., Alpha NR Ventures, Inc., ANR Holdings, LLC, the FRC Parties named therein, the AMCI Parties named therein, Madison Capital Funding LLC, Alpha Coal Management, LLC and the Management Members named therein (Incorporated by reference to Exhibit 2.16 to the Annual Report on Form 10-K of Alpha Natural Resources, Inc. (File No. 1-32423) filed on March 30, 2005.)

Exhibit
No.	Description of Exhibit

2.17	Sixth Amendment to Contribution Agreement by and among the FRC Parties, the AMCI Parties, ANR Holdings, LLC and Alpha Natural Resources, Inc. (Incorporated by reference to Exhibit 2.17 to the Annual Report on Form 10-K of Alpha Natural Resources, Inc. (File No. 1-32423) filed on March 30, 2005.)
2.18	Asset Purchase Agreement dated April 14, 2005, by and among Gallup Transportation and Transloading Company, LLC, NATIONAL KING COAL LLC and NKC Acquisition, LLC (Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Alpha Natural Resources, Inc. (File No. 1-32423) filed on April 15, 2005.)
2.19	Acquisition Agreement dated as of September 23, 2005 among Alpha Natural Resources, LLC, Mate Creek Energy of W. Va., Inc., Virginia Energy Company, the unitholders of Powers Shop, LLC, and the shareholders of White Flame Energy, Inc., Twin Star Mining, Inc. and Nicewonder Contracting, Inc. (the “Acquisition Agreement”) (Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Alpha Natural Resources, Inc. (File No. 1-32423) filed on September 26, 2005.)
2.20	Membership Unit Purchase Agreement dated as of September 23, 2005 among Premium Energy, LLC and the unitholders of Buchanan Energy Company, LLC (the “Membership Unit Purchase Agreement”) (Incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K of Alpha Natural Resources, Inc. (File No. 1-32423) filed on September 26, 2005.)
2.21	Agreement and Plan of Merger dated as of September 23, 2005 among Alpha Natural Resources, Inc., Alpha Natural Resources, LLC, Premium Energy, LLC, Premium Energy, Inc. and the shareholders of Premium Energy, Inc. (the “Premium Energy Shareholders”) (the “Merger Agreement”) (Incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K of Alpha Natural Resources, Inc. (File No. 1-32423) filed on September 26, 2005.)
2.22	Indemnification Agreement dated as of September 23, 2005 among Alpha Natural Resources, Inc., Alpha Natural Resources, LLC, Premium Energy, LLC, the other parties to the Acquisition Agreement, the Premium Energy Shareholders, and certain of the unitholders of Buchanan Energy Company, LLC (Incorporated by reference to Exhibit 2.4 to the Current Report on Form 8-K of Alpha Natural Resources, Inc. (File No. 1-32423) filed on September 26, 2005.)
2.23	Letter Agreement dated of as September 23, 2005 among Alpha Natural Resources, Inc., Alpha Natural Resources, LLC, Premium Energy, LLC and the other parties to the Acquisition Agreement, the Membership Unit Purchase Agreement and the Merger Agreement (Incorporated by reference to Exhibit 2.5 to the Current Report on Form 8-K of Alpha Natural Resources, Inc. (File No. 1-32423) filed on September 26, 2005.)
2.24	Letter Agreement dated October 26, 2005 (the “Letter Agreement”) among Alpha Natural Resources, Inc., Alpha Natural Resources, LLC, Premium Energy, LLC, Premium Energy, Inc. and the Sellers Representative named therein amending certain provisions of (i) the Acquisition Agreement dated September 23, 2005, among certain parties to the Letter Agreement and certain other parties named therein, (ii) the Agreement and Plan of Merger dated September 23, 2005, among the parties to the Letter Agreement and certain other parties named therein and (iii) the Indemnification Agreement dated September 23, 2005, among the parties to the Letter Agreement and certain other parties named therein. (Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Alpha Natural Resources, Inc. (File No. 1-32423) filed on October 31, 2005.)
2.25	Assignment of Rights Under Certain Agreements executed as of October 26, 2005 among Alpha Natural Resources, LLC, Mate Creek Energy, LLC, Callaway Natural Resources, Inc., Premium Energy, LLC and Virginia Energy Company, LLC (Incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K of Alpha Natural Resources, Inc. (File No. 1-32423) filed on October 31, 2005.)
3.1	Restated Certificate of Incorporation of Alpha Natural Resources, Inc. (Incorporated by reference to Exhibit 3.1 to the Annual Report on Form 10-K of Alpha Natural Resources, Inc. (File No. 1-32423) filed on March 30, 2005.)

Exhibit
No.		Description of Exhibit

3.2		Amended and Restated Bylaws of Alpha Natural Resources, Inc. (Incorporated by reference to Exhibit 3.2 to the Annual Report on Form 10-K of Alpha Natural Resources, Inc. (File No. 1-32423) filed on March 30, 2005.)
4.1		Form of certificate of Alpha Natural Resources, Inc. common stock (Incorporated by reference to Exhibit 4.1 to Amendment No. 3 to the Registration Statement on Form S-1 of Alpha Natural Resources, Inc. (File No. 333-121002) filed on February 2, 2005.)
4.2		Indenture dated as of May 18, 2004 among Alpha Natural Resources, LLC, Alpha Natural Resources Capital Corp., the Guarantors named therein and Wells Fargo Bank, N.A., as Trustee (Incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 of Alpha Natural Resources, Inc. (File No. 333-121002) filed on December 6, 2004.)
4.3		First Supplemental Indenture dated as of February 1, 2005 among Alpha Natural Resources, LLC, Alpha Natural Resources Capital Corp., the Guarantors party thereto and Wells Fargo Bank, N.A., as Trustee (Incorporated by reference to Exhibit 4.3 to the Annual Report on Form 10-K of Alpha Natural Resources, Inc. (File No. 1-32423) filed on March 30, 2005.)
4.4		Second Supplemental Indenture dated as of March 30, 2005 among Alpha Natural Resources, LLC, Alpha Natural Resources Capital Corp., Alpha NR Holding, Inc., Alpha NR Ventures, Inc., ANR Holdings, LLC, the Guarantors party thereto and Wells Fargo Bank, N.A., as Trustee (Incorporated by reference to Exhibit 4.4 to the Annual Report on Form 10-K of Alpha Natural Resources, Inc. (File No. 1-32423) filed on March 30, 2005.)
4.5		Third Supplemental Indenture dated as of October 26, 2005 among Alpha Natural Resources, LLC, Alpha Natural Resources Capital Corp., Alpha NR Holding, Inc., ANR Holdings, LLC, the Guarantors party thereto, the Guaranteeing Subsidiaries party thereto and Wells Fargo Bank, N.A., as Trustee (Incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of Alpha Natural Resources, Inc. (File No. 1-32423) filed on October 31, 2005.)
5	.1*	Opinion of Bartlit Beck Herman Palenchar & Scott LLP
10.1		Credit Agreement dated as of October 26, 2005, among Alpha NR Holding, Inc., Alpha Natural Resources, LLC, the Lenders and Issuing Banks party thereto from time to time, Citicorp North America, Inc., as administrative agent and as collateral agent for the Lenders and Issuing Banks, UBS Securities LLC as syndication agent, the co-documentation agents party thereto, Citigroup Global Markets Inc. and UBS Securities LLC, as joint lead arrangers and joint book managers. (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Alpha Natural Resources, Inc. (File No. 1-32423) filed on October 31, 2005.)
10.2		Guarantee and Collateral Agreement, dated as of October 26, 2005, made by each of the Grantors as defined therein, in favor of Citicorp North America, Inc., as administrative agent and as collateral agent for the banks and other financial institutions or entities from time to time parties to the Credit Agreement and the other Secured Parties, as defined therein. (Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Alpha Natural Resources, Inc. (File No. 1-32423) filed on October 31, 2005.)
10.3		Credit Agreement dated as of May 28, 2004, among ANR Holdings, LLC, Alpha Natural Resources, LLC, the Lenders from time to time party thereto, Citicorp North America, Inc., as administrative agent and as collateral agent, Credit Suisse First Boston, acting through its Cayman Islands Branch, as syndication agent, UBS Securities LLC, as documentation agent, Credit Suisse First Boston, acting through its Cayman Islands Branch, UBS Securities LLC and Citigroup Global Markets Inc., as joint lead arrangers and Credit Suisse First Boston, acting through its Cayman Islands Branch, and UBS Securities LLC, as joint bookrunners (the “Credit Agreement”) (Incorporated by reference to the Registration Statement on Form S-1 of Alpha Natural Resources, Inc. (File No. 333-121002) filed on December 6, 2004.)
10.4		First Amendment, dated as of August 6, 2004, to Credit Agreement (Incorporated by reference to the Registration Statement on Form S-1 of Alpha Natural Resources, Inc. (File No. 333-121002) filed on December 6, 2004.)

Exhibit
No.	Description of Exhibit

10.5	Second Amendment, dated as of December 28, 2004, to Credit Agreement (Incorporated by reference to Exhibit 10.16 to Amendment No. 2 to the Registration Statement on Form S-1 of Alpha Natural Resources, Inc. (File No. 333-121002) filed on February 2, 2005.)
10.6	Third Amendment, dated as of January 25, 2005, to Credit Agreement (Incorporated by reference to Exhibit 10.16 to Amendment No. 2 to the Registration Statement on Form S-1 of Alpha Natural Resources, Inc. (File No. 333-121002) filed on February 2, 2005.)
10.7	Fourth Amendment, dated as of March 28, 2005, to Credit Agreement (Incorporated by reference to Exhibit 10.5 to the Annual Report on Form 10-K of Alpha Natural Resources, Inc. (File No. 1-32423) filed on March 30, 2005.)
10.8	Guarantee and Collateral Agreement, dated as of May 28, 2004, made by Alpha Natural Resources, LLC, ANR Holdings, LLC and each of the other Guarantors named therein, in favor of Citicorp North America, Inc., as administrative agent and as collateral agent (the “Guarantee and Collateral Agreement”) (Incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-1 of Alpha Natural Resources, Inc. (File No. 333-121002) filed on December 6, 2004.)
10.9	First Amendment, dated as of August 6, 2004 to Guarantee and Collateral Agreement (Incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-1 of Alpha Natural Resources, Inc. (File No. 333-121002) filed on December 6, 2004.)
10.10	Second Amended and Restated Employment Agreement between Alpha Natural Resources Services, LLC and Michael J. Quillen dated January 28, 2005 (Incorporated by reference to Exhibit 10.6 to Amendment No. 2 to the Registration Statement on Form S-1 of Alpha Natural Resources, Inc. (File No. 333-121002) filed on February 2, 2005.)
10.11	Employment Agreement between Alpha Natural Resources, LLC and D. Scott Kroh dated January 1, 2003, as amended (Incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-1 of Alpha Natural Resources, Inc. (File No. 333-121002) filed on December 6, 2004.)
10.12	Amended and Restated Stockholder Agreement dated as of October 26, 2005, by and among Alpha Natural Resources, Inc., the FRC Parties named therein, the AMCI Parties named therein, Madison Capital Funding LLC, the Nicewonder Parties named therein, and the other stockholders named therein. (Incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K of Alpha Natural Resources, Inc. (File No. 1-32423) filed on October 31, 2005.)
10.13	Letter agreement dated October 25, 2005, by the FRC Parties named therein and the AMCI Parties named therein, amending certain provisions of the Stockholder Agreement. (Incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K of Alpha Natural Resources, Inc. (File No. 1-32423) filed on October 31, 2005.)
10.14	Alpha Natural Resources Annual Incentive Bonus (AIB) Plan (the “AIB Plan”) (Incorporated by reference to Exhibit 10.9 to Amendment No. 2 to the Registration Statement on Form S-1 of Alpha Natural Resources, Inc. (File No. 333-121002) filed on February 2, 2005.)
10.15	Amended and Restated Alpha Coal Management LLC 2004 Long-Term Incentive Plan (Incorporated by reference to Exhibit 10.10 to Amendment No. 2 to the Registration Statement on Form S-1 of Alpha Natural Resources, Inc. (File No. 333-121002) filed on February 2, 2005.)
10.16	Alpha Natural Resources, Inc. 2005 Long-Term Incentive Plan (Incorporated by reference to Exhibit 10.11 to Amendment No. 2 to the Registration Statement on Form S-1 of Alpha Natural Resources, Inc. (File No. 333-121002) filed on February 2, 2005.)
10.17	Form of Alpha Natural Resources, Inc. Grantee Stock Option Agreement for Alpha Natural Resources, Inc. 2005 Long-Term Incentive Plan (Incorporated by reference to Exhibit 10.15 to the Annual Report on Form 10-K of Alpha Natural Resources, Inc. (File No. 1-32423) filed on March 30, 2005.)

Exhibit
No.		Description of Exhibit

10.18		Form of Alpha Natural Resources, Inc. Restricted Stock Agreement for Alpha Natural Resources, Inc. 2005 Long-Term Incentive Plan (Incorporated by reference to Exhibit 4.7 to the Registration Statement on Form S-8 of Alpha Natural Resources, Inc. (File No. 333-127528) filed on August 15, 2005.)
10.19		Amended and Restated Alpha Natural Resources, Inc. and Subsidiaries Deferred Compensation Plan First (Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of Alpha Natural Resources, Inc. (File No. 1-32423) filed on August 15, 2005.)
10.20		Coal Mining Lease dated April 9, 2003, effective as of April 1, 2003, by and between CSTL LLC (subsequently renamed ACIN LLC) and Alpha Land and Reserves, LLC, as amended (Incorporated by reference to Exhibit 10.12 to Amendment No. 1 to the Registration Statement on Form S-1 of Alpha Natural Resources, Inc. (File No. 333-121002) filed on January 12, 2005.)
10.21		Coal Mining Lease dated April 9, 2003, effective as of April 1, 2003, by and between WBRD LLC and Dickenson-Russell Coal Company, LLC, as amended (Incorporated by reference to Exhibit 10.13 to Amendment No. 1 to the Registration Statement on Form S-1 of Alpha Natural Resources, Inc. (File No. 333-121002) filed on January 12, 2005.)
10.22		Coal Mining Lease dated December 4, 2002, effective as of December 1, 2002, by and between CSTL LLC (subsequently renamed ACIN LLC) and Coastal Coal-West Virginia, LLC (subsequently renamed Brooks Run Mining Company), and Lease Assignment and Assumption Agreement made and entered into as of March 6, 2003, by and between Brooks Run Mining Company, LLC (formerly named Coastal Coal-West Virginia, LLC) and Kingwood Mining Company, LLC (Incorporated by reference to Exhibit 10.14 to Amendment No. 1 to the Registration Statement on Form S-1 of Alpha Natural Resources, Inc. (File No. 333-121002) filed on January 12, 2005.)
10.23		Cash bonus awards paid to certain executive officers of Alpha Natural Resources, Inc. with respect to fiscal 2004 as reported on Alpha Natural Resources, Inc.’s Current Report on Form 8-K filed on March 4, 2005 and incorporated by this reference
10.24		Base salary amounts set for Alpha Natural Resources, Inc.’s named executive officers as reported on Alpha Natural Resources, Inc.’s Current Report on Form 8-K filed on March 4, 2005 and incorporated by this reference
10.25		Base salary amount set for Michael D. Brown as reported in Item 5 of Alpha Natural Resources, Inc.’s Quarterly Report on Form 10-Q filed on November 14, 2005 and incorporated by this reference.
10.26		Performance goals and target bonuses set for 2005 under the AIB Plan for Alpha Natural Resources, Inc.’s executive officers as reported on Alpha Natural Resources, Inc.’s Current Report on Form 8-K filed on April 27, 2005 and incorporated by this reference.
10	.27*	Summary of Retention Compensation Plan approved for certain executive officers of Alpha Natural Resources, Inc.
21	.1*	List of Subsidiaries
23	.1*	Consent of Bartlit Beck Herman Palenchar & Scott LLP (included as part of its opinion filed as Exhibit 5.1 hereto)
23	.2*	Consent of Marshall Miller & Associates
23	.3*	Consent of KPMG LLP
23	.4*	Consent of KPMG LLP
23	.5*	Consent of KPMG LLP
23	.6*	Consent of KPMG LLP
24	.1**	Powers of Attorney by Michael J. Quillen, David C. Stuebe, Eddie W. Neely, E. Linn Draper, Jr., Glenn A. Eisenberg, John W. Fox, Jr., Fritz R. Kundrun and Hans J. Mende
24	.2*	Powers of Attorney by Alex T. Krueger and William E. Macaulay

†	Confidential treatment has been granted with respect to portions of the exhibit. Confidential portions have been omitted from this public filing and have been filed separately with the Securities and Exchange Commission.

*	Filed herewith.

**	Previously filed.

***	To be filed by amendment.
      (b) Financial Statement Schedules
      Not applicable.

Item 17.	Undertakings.
      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
      The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Abingdon, State of Virginia, on December 2, 2005.

ALPHA NATURAL RESOURCES, INC.

By:	/s/ Vaughn C. Groves

Name: Vaughn R. Groves

Title:	Vice President, Secretary and General Counsel
      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on December 2, 2005.

Signature	Title

* Michael J. Quillen	President, Chief Executive Officer and Director (Principal Executive Officer)

* David C. Stuebe	Vice President and Chief Financial Officer (Principal Financial Officer)

* Eddie W. Neely	Vice President, Assistant Secretary and Controller (Principal Accounting Officer)

* E. Linn Draper, Jr.	Director

* Glenn A. Eisenberg	Director

* John W. Fox, Jr.	Director

* Alex T. Krueger	Director

* Fritz R. Kundrun	Director

Signature	Title

* William E. Macaulay	Director

* Hans J. Mende	Director

*/s/ Vaughn R. Groves Vaughn R. Groves Attorney-in-Fact

EXHIBIT INDEX

Exhibit
No.		Description of Exhibit

1	.1***	Form of Underwriting Agreement
2.1		Asset Purchase Agreement by and between Pittston Coal Company and Dickenson-Russell Coal Company, LLC, dated as of October 29, 2002, as amended (Incorporated by reference to the Registration Statement on Form S-1 of Alpha Natural Resources, Inc. (File No. 333-121002) filed on December 6, 2004.)
2.2		Asset Purchase Agreement by and between Pittston Coal Company and Paramont Coal Company Virginia, LLC, dated as of October 29, 2002, as amended (Incorporated by reference to the Registration Statement on Form S-1 of Alpha Natural Resources, Inc. (File No. 333-121002) filed on December 6, 2004.)
2.3		Asset Purchase Agreement by and between Pittston Coal Company and Alpha Land and Reserves, LLC, dated as of October 29, 2002, as amended (Incorporated by reference to the Registration Statement on Form S-1 of Alpha Natural Resources, Inc. (File No. 333-121002) filed on December 6, 2004.)
2.4		Asset Purchase Agreement by and between Pittston Coal Company and Alpha Coal Sales Co., LLC, dated as of October 29, 2002, as amended (Incorporated by reference to the Registration Statement on Form S-1 of Alpha Natural Resources, Inc. (File No. 333-121002) filed on December 6, 2004.)
2.5		Asset Purchase Agreement by and between Pittston Coal Company and Alpha Terminal Company, LLC, dated as of October 29, 2002, as amended (Incorporated by reference to the Registration Statement on Form S-1 of Alpha Natural Resources, Inc. (File No. 333-121002) filed on December 6, 2004.)
2.6		Asset Purchase Agreement by and between Pittston Coal Company and Maxxim Rebuild Co., LLC, dated as of October 29, 2002, as amended (Incorporated by reference to the Registration Statement on Form S-1 of Alpha Natural Resources, Inc. (File No. 333-121002) filed on December 6, 2004.)
2.7		Purchase and Sale Agreement by and among El Paso CGP Company and AMFIRE, LLC dated as of November 14, 2002, as amended (Incorporated by reference to the Registration Statement on Form S-1 of Alpha Natural Resources, Inc. (File No. 333-121002) filed on December 6, 2004.)
2.8		Contribution Agreement among the FRC Parties, the AMCI Parties, ANR Holdings, LLC and the Additional Persons listed on the signature pages dated as of March 11, 2003, as amended (Incorporated by reference to the Registration Statement on Form S-1 of Alpha Natural Resources, Inc. (File No. 333-121002) filed on December 6, 2004.)
2.9		Purchase and Sale Agreement made and entered into as of January 31, 2003 by and among Alpha Land and Reserves, LLC and CSTL, LLC (Incorporated by reference to the Registration Statement on Form S-1 of Alpha Natural Resources, Inc. (File No. 333-121002) filed on December 6, 2004.)
2.10		Purchase and Sale Agreement dated as of April 9, 2003 by and between Alpha Land and Reserves, LLC and CSTL LLC (Incorporated by reference to the Registration Statement on Form S-1 of Alpha Natural Resources, Inc. (File No. 333-121002) filed on December 6, 2004.)
2.11		Purchase and Sale Agreement dated as of April 9, 2003 by and between Dickenson-Russell Coal Company, LLC and WBRD LLC (Incorporated by reference to the Registration Statement on Form S-1 of Alpha Natural Resources, Inc. (File No. 333-121002) filed on December 6, 2004.)
2.12		Letter agreement dated April 9, 2003 among Alpha Natural Resources, LLC, Dickenson-Russell Company, LLC, Alpha Land and Reserves, LLC, CSTL LLC, WBRD LLC, and Natural Resources Partners L.P. (Incorporated by reference to the Registration Statement on Form S-1 of Alpha Natural Resources, Inc. (File No. 333-121002) filed on December 6, 2004.)

Exhibit
No.	Description of Exhibit

2.13	Asset Purchase Agreement by and among S&M Mining, S&M Mining, Inc. and AMFIRE Mining Company, LLC dated October 29, 2003, as amended (Incorporated by reference to the Registration Statement on Form S-1 of Alpha Natural Resources, Inc. (File No. 333-121002) filed on December 6, 2004.)
2.14	Asset Purchase Agreement by and among DLR Coal Co., DLR Mining, Inc. and AMFIRE Mining Company, LLC dated October 29, 2003, as amended (Incorporated by reference to the Registration Statement on Form S-1 of Alpha Natural Resources, Inc. (File No. 333-121002) filed on December 6, 2004.)
2.15	Asset Purchase Agreement by and between Mears Enterprises, Inc. and AMFIRE Mining Company, LLC dated October 29, 2003, as amended (Incorporated by reference to the Registration Statement on Form S-1 of Alpha Natural Resources, Inc. (File No. 333-121002) filed on December 6, 2004.)
2.16	Internal Restructuring Agreement dated as of February 11, 2005 by and among Alpha Natural Resources, Inc., Alpha NR Ventures, Inc., ANR Holdings, LLC, the FRC Parties named therein, the AMCI Parties named therein, Madison Capital Funding LLC, Alpha Coal Management, LLC and the Management Members named therein (Incorporated by reference to Exhibit 2.16 to the Annual Report on Form 10-K of Alpha Natural Resources, Inc. (File No. 1-32423) filed on March 30, 2005.)
2.17	Sixth Amendment to Contribution Agreement by and among the FRC Parties, the AMCI Parties, ANR Holdings, LLC and Alpha Natural Resources, Inc. (Incorporated by reference to Exhibit 2.17 to the Annual Report on Form 10-K of Alpha Natural Resources, Inc. (File No. 1-32423) filed on March 30, 2005.)
2.18	Asset Purchase Agreement dated April 14, 2005, by and among Gallup Transportation and Transloading Company, LLC, NATIONAL KING COAL LLC and NKC Acquisition, LLC (Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Alpha Natural Resources, Inc. (File No. 1-32423) filed on April 15, 2005.)
2.19	Acquisition Agreement dated as of September 23, 2005 among Alpha Natural Resources, LLC, Mate Creek Energy of W. Va., Inc., Virginia Energy Company, the unitholders of Powers Shop, LLC, and the shareholders of White Flame Energy, Inc., Twin Star Mining, Inc. and Nicewonder Contracting, Inc. (the “Acquisition Agreement”) (Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Alpha Natural Resources, Inc. (File No. 1-32423) filed on September 26, 2005.)
2.20	Membership Unit Purchase Agreement dated as of September 23, 2005 among Premium Energy, LLC and the unitholders of Buchanan Energy Company, LLC (the “Membership Unit Purchase Agreement”) (Incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K of Alpha Natural Resources, Inc. (File No. 1-32423) filed on September 26, 2005.)
2.21	Agreement and Plan of Merger dated as of September 23, 2005 among Alpha Natural Resources, Inc., Alpha Natural Resources, LLC, Premium Energy, LLC, Premium Energy, Inc. and the shareholders of Premium Energy, Inc. (the “Premium Energy Shareholders”) (the “Merger Agreement”) (Incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K of Alpha Natural Resources, Inc. (File No. 1-32423) filed on September 26, 2005.)
2.22	Indemnification Agreement dated as of September 23, 2005 among Alpha Natural Resources, Inc., Alpha Natural Resources, LLC, Premium Energy, LLC, the other parties to the Acquisition Agreement, the Premium Energy Shareholders, and certain of the unitholders of Buchanan Energy Company, LLC (Incorporated by reference to Exhibit 2.4 to the Current Report on Form 8-K of Alpha Natural Resources, Inc. (File No. 1-32423) filed on September 26, 2005.)
2.23	Letter Agreement dated of as September 23, 2005 among Alpha Natural Resources, Inc., Alpha Natural Resources, LLC, Premium Energy, LLC and the other parties to the Acquisition Agreement, the Membership Unit Purchase Agreement and the Merger Agreement (Incorporated by reference to Exhibit 2.5 to the Current Report on Form 8-K of Alpha Natural Resources, Inc. (File No. 1-32423) filed on September 26, 2005.)

Exhibit
No.		Description of Exhibit

2.24		Letter Agreement dated October 26, 2005 (the “Letter Agreement”) among Alpha Natural Resources, Inc., Alpha Natural Resources, LLC, Premium Energy, LLC, Premium Energy, Inc. and the Sellers Representative named therein amending certain provisions of (i) the Acquisition Agreement dated September 23, 2005, among certain parties to the Letter Agreement and certain other parties named therein, (ii) the Agreement and Plan of Merger dated September 23, 2005, among the parties to the Letter Agreement and certain other parties named therein and (iii) the Indemnification Agreement dated September 23, 2005, among the parties to the Letter Agreement and certain other parties named therein. (Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Alpha Natural Resources, Inc. (File No. 1-32423) filed on October 31, 2005.)
2.25		Assignment of Rights Under Certain Agreements executed as of October 26, 2005 among Alpha Natural Resources, LLC, Mate Creek Energy, LLC, Callaway Natural Resources, Inc., Premium Energy, LLC and Virginia Energy Company, LLC (Incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K of Alpha Natural Resources, Inc. (File No. 1-32423) filed on October 31, 2005.)
3.1		Restated Certificate of Incorporation of Alpha Natural Resources, Inc. (Incorporated by reference to Exhibit 3.1 to the Annual Report on Form 10-K of Alpha Natural Resources, Inc. (File No. 1-32423) filed on March 30, 2005.)
3.2		Amended and Restated Bylaws of Alpha Natural Resources, Inc. (Incorporated by reference to Exhibit 3.2 to the Annual Report on Form 10-K of Alpha Natural Resources, Inc. (File No. 1-32423) filed on March 30, 2005.)
4.1		Form of certificate of Alpha Natural Resources, Inc. common stock (Incorporated by reference to Exhibit 4.1 to Amendment No. 3 to the Registration Statement on Form S-1 of Alpha Natural Resources, Inc. (File No. 333-121002) filed on February 2, 2005.)
4.2		Indenture dated as of May 18, 2004 among Alpha Natural Resources, LLC, Alpha Natural Resources Capital Corp., the Guarantors named therein and Wells Fargo Bank, N.A., as Trustee (Incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 of Alpha Natural Resources, Inc. (File No. 333-121002) filed on December 6, 2004.)
4.3		First Supplemental Indenture dated as of February 1, 2005 among Alpha Natural Resources, LLC, Alpha Natural Resources Capital Corp., the Guarantors party thereto and Wells Fargo Bank, N.A., as Trustee (Incorporated by reference to Exhibit 4.3 to the Annual Report on Form 10-K of Alpha Natural Resources, Inc. (File No. 1-32423) filed on March 30, 2005.)
4.4		Second Supplemental Indenture dated as of March 30, 2005 among Alpha Natural Resources, LLC, Alpha Natural Resources Capital Corp., Alpha NR Holding, Inc., Alpha NR Ventures, Inc., ANR Holdings, LLC, the Guarantors party thereto and Wells Fargo Bank, N.A., as Trustee (Incorporated by reference to Exhibit 4.4 to the Annual Report on Form 10-K of Alpha Natural Resources, Inc. (File No. 1-32423) filed on March 30, 2005.)
4.5		Third Supplemental Indenture dated as of October 26, 2005 among Alpha Natural Resources, LLC, Alpha Natural Resources Capital Corp., Alpha NR Holding, Inc., ANR Holdings, LLC, the Guarantors party thereto, the Guaranteeing Subsidiaries party thereto and Wells Fargo Bank, N.A., as Trustee (Incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of Alpha Natural Resources, Inc. (File No. 1-32423) filed on October 31, 2005.)
5	.1*	Opinion of Bartlit Beck Herman Palenchar & Scott LLP
10.1		Credit Agreement dated as of October 26, 2005, among Alpha NR Holding, Inc., Alpha Natural Resources, LLC, the Lenders and Issuing Banks party thereto from time to time, Citicorp North America, Inc., as administrative agent and as collateral agent for the Lenders and Issuing Banks, UBS Securities LLC as syndication agent, the co-documentation agents party thereto, Citigroup Global Markets Inc. and UBS Securities LLC, as joint lead arrangers and joint book managers. (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Alpha Natural Resources, Inc. (File No. 1-32423) filed on October 31, 2005.)

Exhibit
No.	Description of Exhibit

10.2	Guarantee and Collateral Agreement, dated as of October 26, 2005, made by each of the Grantors as defined therein, in favor of Citicorp North America, Inc., as administrative agent and as collateral agent for the banks and other financial institutions or entities from time to time parties to the Credit Agreement and the other Secured Parties, as defined therein. (Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Alpha Natural Resources, Inc. (File No. 1-32423) filed on October 31, 2005.)
10.3	Credit Agreement dated as of May 28, 2004, among ANR Holdings, LLC, Alpha Natural Resources, LLC, the Lenders from time to time party thereto, Citicorp North America, Inc., as administrative agent and as collateral agent, Credit Suisse First Boston, acting through its Cayman Islands Branch, as syndication agent, UBS Securities LLC, as documentation agent, Credit Suisse First Boston, acting through its Cayman Islands Branch, UBS Securities LLC and Citigroup Global Markets Inc., as joint lead arrangers and Credit Suisse First Boston, acting through its Cayman Islands Branch, and UBS Securities LLC, as joint bookrunners (the “Credit Agreement”) (Incorporated by reference to the Registration Statement on Form S-1 of Alpha Natural Resources, Inc. (File No. 333-121002) filed on December 6, 2004.)
10.4	First Amendment, dated as of August 6, 2004, to Credit Agreement (Incorporated by reference to the Registration Statement on Form S-1 of Alpha Natural Resources, Inc. (File No. 333-121002) filed on December 6, 2004.)
10.5	Second Amendment, dated as of December 28, 2004, to Credit Agreement (Incorporated by reference to Exhibit 10.16 to Amendment No. 2 to the Registration Statement on Form S-1 of Alpha Natural Resources, Inc. (File No. 333-121002) filed on February 2, 2005.)
10.6	Third Amendment, dated as of January 25, 2005, to Credit Agreement (Incorporated by reference to Exhibit 10.16 to Amendment No. 2 to the Registration Statement on Form S-1 of Alpha Natural Resources, Inc. (File No. 333-121002) filed on February 2, 2005.)
10.7	Fourth Amendment, dated as of March 28, 2005, to Credit Agreement (Incorporated by reference to Exhibit 10.5 to the Annual Report on Form 10-K of Alpha Natural Resources, Inc. (File No. 1-32423) filed on March 30, 2005.)
10.8	Guarantee and Collateral Agreement, dated as of May 28, 2004, made by Alpha Natural Resources, LLC, ANR Holdings, LLC and each of the other Guarantors named therein, in favor of Citicorp North America, Inc., as administrative agent and as collateral agent (the “Guarantee and Collateral Agreement”) (Incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-1 of Alpha Natural Resources, Inc. (File No. 333-121002) filed on December 6, 2004.)
10.9	First Amendment, dated as of August 6, 2004 to Guarantee and Collateral Agreement (Incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-1 of Alpha Natural Resources, Inc. (File No. 333-121002) filed on December 6, 2004.)
10.10	Second Amended and Restated Employment Agreement between Alpha Natural Resources Services, LLC and Michael J. Quillen dated January 28, 2005 (Incorporated by reference to Exhibit 10.6 to Amendment No. 2 to the Registration Statement on Form S-1 of Alpha Natural Resources, Inc. (File No. 333-121002) filed on February 2, 2005.)
10.11	Employment Agreement between Alpha Natural Resources, LLC and D. Scott Kroh dated January 1, 2003, as amended (Incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-1 of Alpha Natural Resources, Inc. (File No. 333-121002) filed on December 6, 2004.)
10.12	Amended and Restated Stockholder Agreement dated as of October 26, 2005, by and among Alpha Natural Resources, Inc., the FRC Parties named therein, the AMCI Parties named therein, Madison Capital Funding LLC, the Nicewonder Parties named therein, and the other stockholders named therein. (Incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K of Alpha Natural Resources, Inc. (File No. 1-32423) filed on October 31, 2005.)

Exhibit
No.	Description of Exhibit

10.13	Letter agreement dated October 25, 2005, by the FRC Parties named therein and the AMCI Parties named therein, amending certain provisions of the Stockholder Agreement. (Incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K of Alpha Natural Resources, Inc. (File No. 1-32423) filed on October 31, 2005.)
10.14	Alpha Natural Resources Annual Incentive Bonus (AIB) Plan (the “AIB Plan”) (Incorporated by reference to Exhibit 10.9 to Amendment No. 2 to the Registration Statement on Form S-1 of Alpha Natural Resources, Inc. (File No. 333-121002) filed on February 2, 2005.)
10.15	Amended and Restated Alpha Coal Management LLC 2004 Long-Term Incentive Plan (Incorporated by reference to Exhibit 10.10 to Amendment No. 2 to the Registration Statement on Form S-1 of Alpha Natural Resources, Inc. (File No. 333-121002) filed on February 2, 2005.)
10.16	Alpha Natural Resources, Inc. 2005 Long-Term Incentive Plan (Incorporated by reference to Exhibit 10.11 to Amendment No. 2 to the Registration Statement on Form S-1 of Alpha Natural Resources, Inc. (File No. 333-121002) filed on February 2, 2005.)
10.17	Form of Alpha Natural Resources, Inc. Grantee Stock Option Agreement for Alpha Natural Resources, Inc. 2005 Long-Term Incentive Plan (Incorporated by reference to Exhibit 10.15 to the Annual Report on Form 10-K of Alpha Natural Resources, Inc. (File No. 1-32423) filed on March 30, 2005.)
10.18	Form of Alpha Natural Resources, Inc. Restricted Stock Agreement for Alpha Natural Resources, Inc. 2005 Long-Term Incentive Plan (Incorporated by reference to Exhibit 4.7 to the Registration Statement on Form S-8 of Alpha Natural Resources, Inc. (File No. 333-127528) filed on August 15, 2005.)
10.19	Amended and Restated Alpha Natural Resources, Inc. and Subsidiaries Deferred Compensation Plan First (Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of Alpha Natural Resources, Inc. (File No. 1-32423) filed on August 15, 2005.)
10.20	Coal Mining Lease dated April 9, 2003, effective as of April 1, 2003, by and between CSTL LLC (subsequently renamed ACIN LLC) and Alpha Land and Reserves, LLC, as amended (Incorporated by reference to Exhibit 10.12 to Amendment No. 1 to the Registration Statement on Form S-1 of Alpha Natural Resources, Inc. (File No. 333-121002) filed on January 12, 2005.)
10.21	Coal Mining Lease dated April 9, 2003, effective as of April 1, 2003, by and between WBRD LLC and Dickenson-Russell Coal Company, LLC, as amended (Incorporated by reference to Exhibit 10.13 to Amendment No. 1 to the Registration Statement on Form S-1 of Alpha Natural Resources, Inc. (File No. 333-121002) filed on January 12, 2005.)
10.22	Coal Mining Lease dated December 4, 2002, effective as of December 1, 2002, by and between CSTL LLC (subsequently renamed ACIN LLC) and Coastal Coal-West Virginia, LLC (subsequently renamed Brooks Run Mining Company), and Lease Assignment and Assumption Agreement made and entered into as of March 6, 2003, by and between Brooks Run Mining Company, LLC (formerly named Coastal Coal-West Virginia, LLC) and Kingwood Mining Company, LLC (Incorporated by reference to Exhibit 10.14 to Amendment No. 1 to the Registration Statement on Form S-1 of Alpha Natural Resources, Inc. (File No. 333-121002) filed on January 12, 2005.)
10.23	Cash bonus awards paid to certain executive officers of Alpha Natural Resources, Inc. with respect to fiscal 2004 as reported on Alpha Natural Resources, Inc.’s Current Report on Form 8-K filed on March 4, 2005 and incorporated by this reference
10.24	Base salary amounts set for Alpha Natural Resources, Inc.’s named executive officers as reported on Alpha Natural Resources, Inc.’s Current Report on Form 8-K filed on March 4, 2005 and incorporated by this reference
10.25	Base salary amount set for Michael D. Brown as reported in Item 5 of Alpha Natural Resources, Inc.’s Quarterly Report on Form 10-Q filed on November 14, 2005 and incorporated by this reference.

Exhibit
No.		Description of Exhibit

10.26		Performance goals and target bonuses set for 2005 under the AIB Plan for Alpha Natural Resources, Inc.’s executive officers as reported on Alpha Natural Resources, Inc.’s Current Report on Form 8-K filed on April 27, 2005 and incorporated by this reference.
10	.27*	Summary of Retention Compensation Plan approved for certain executive officers of Alpha Natural Resources, Inc.
21	.1*	List of Subsidiaries
23	.1*	Consent of Bartlit Beck Herman Palenchar & Scott LLP (included as part of its opinion filed as Exhibit 5.1 hereto)
23	.2*	Consent of Marshall Miller & Associates
23	.3*	Consent of KPMG LLP
23	.4*	Consent of KPMG LLP
23	.5*	Consent of KPMG LLP
23	.6*	Consent of KPMG LLP
24	.1**	Powers of Attorney by Michael J. Quillen, David C. Stuebe, Eddie W. Neely, E. Linn Draper, Jr., Glenn A. Eisenberg, John W. Fox, Jr., Fritz R. Kundrun and Hans J. Mende
24	.2*	Powers of Attorney by Alex T. Krueger and William E. Macaulay

†	Confidential treatment has been granted with respect to portions of the exhibit. Confidential portions have been omitted from this public filing and have been filed separately with the Securities and Exchange Commission.

*	Filed herewith.

**	Previously filed.

***	To be filed by amendment.